Form 10-K, Exhibit 13
period 1998-12-31
CNA SURETY CORP
filed 1999-03-26
CIK 1044566

                                              1998 ANNUAL REPORT------CNA SURETY




                                                                 THE PERFECT FIT

Everyday, people customize the simplest things--coffee, a sandwich, a pair of pants--in order to achieve the perfect fit. Everyone is different, with a distinct set of needs and preferences. CNA Surety understands this and has built itself to be responsive, flexible and focused on satisfying the unique requirements of each one of its customers. We can provide custom-tailored surety solutions to virtually all segments of the market, regardless of size or circumstance. This explains our continued success and validates our potential for growth. It's why we tell our customers, Challenge us.(SM)

LETTER TO SHAREHOLDERS

Dear Fellow Shareholder On October 1, 1998, we celebrated our first full year as CNA Surety Corporation, created by the combination of the surety operations of CNA, Western Surety Company and Universal Surety of America. When we first brought these three entities together, we knew that building one cohesive organization would provide us with the flexibility and the resources to respond to the needs of the changing surety marketplace, giving CNA Surety a leadership position in the industry.
      We are proud to report that we have successfully integrated CNA Surety into one unified organization, offering the surety marketplace a full array of products and services. We would like to share some of the specific actions we have taken throughout 1998 that will continue to support our strong market leadership position:

- In 1998, we began leveraging our broad product line and distribution system to meet the full scope of needs of the surety marketplace -- a statement very few companies can make. Throughout the year, our entire field sales force committed themselves to offering our expanded set of products and services by taking advantage of cross-marketing opportunities throughout the organization. While the positive results this initiative generated will help us sustain new premium growth throughout 1999, we feel we have only just begun to realize the full potential of CNA Surety's cross-marketing opportunities.

- We have always spoken of our international expansion strategy as a long-term focus, and we made significant strides in the international marketplace in 1998. Not only have we continued to build on our international relationships to service our domestic business on a global basis, we also established a number of new international accounts that we expect will generate an additional $2 to $3 million in premiums in 1999.

- While the primary reason for the integration of the three CNA Surety businesses was strategic in nature, we realized a number of operational efficiencies by consolidating certain functions. For example, an area of significant opportunity for cost savings was premium processing, including the billing and collection functions. All of our operations are now up and running on the same processing system and our agents are receiving combined billing statements that reflect bonds written by Western Surety, Universal Surety, or any of the CNA-affiliated companies.

- All of these actions contributed to our impressive financial results for our first full year of operation. Net income and operating earnings per share were $1.04 and $1.03, respectively. Our combined ratio was 76.1 percent for the year. Net written premiums increased five percent in 1998 to $270.6 million, as compared to pro forma 1997, driven by a six percent increase in our core domestic net written premiums. In addition, we paid our first quarterly dividend of eight cents per share in December 1998.

- As the new millennium approaches, we are fully aware of our responsibility to review all of our systems to minimize any disruption to our business. In 1998, we proactively focused on year 2000 remediation, fully testing each of our core systems and internally certifying them as year 2000 ready. The Competitive Advantage With these initiatives behind us, we are focused on taking our businesses to even higher levels of excellence. Even though the surety marketplace is still experiencing highly competitive conditions, we feel CNA Surety is in a strong position to take advantage of the many opportunities this competitive marketplace has to offer.

     As the largest publicly traded surety company, we estimate that CNA Surety controls approximately nine percent of the surety marketplace based on direct written premiums. Our superior underwriting performance has resulted in historical combined ratios well below industry averages.

     In addition to broadening our product portfolio, the exciting opportunities that we are seeing as a result of the CNA Surety integration have further unified our organization. In an environment where many surety organizations have been faced with changes in leadership, the consistency, stability and expertise of our senior management team sends another powerful message about our company into the marketplace.

     As CNA Surety, we pride ourselves on having the flexibility to respond to the needs of the changing surety marketplace and ask our customers to "Challenge us." We see it as an opportunity to take full advantage of what that flexibility has to offer and maintain our strong market leadership position in the future. And it's our commitment to provide the continued value that you, our shareholders, have come to expect of us. we're ready for the challenge.

  Sincerely,





  R.T. Van Gieson                          Mark C. Vonnahme
  Chairman of the Board of Directors       President and Chief Executive Officer

FINANCIAL HIGHLIGHTS


                                                                                  September 30
                                                                                      (Date of
                                                                                    Inception)    Pro Forma
                                                                      Year ended       through   Year ended
                                                                     December 31   December 31  December 31
In millions, except per share data                                          1998         1997         1997
-------------------------------------------------------------------------------------------------------------------
Net written premium                                                       $  270.6     $   74.0     $  257.1
Underwriting income**                                                         61.8         15.1         87.1
Net investment income*                                                        24.3          5.8         14.5
Pretax income                                                                 73.8         17.7         77.3
Net income*                                                                   45.5         11.0         34.4
Net income per share*                                                         1.04         0.25         0.79
Net operating income per share*                                               1.03         0.25         1.29

 * Net investment income for the year ended December 31, 1997, excludes estimated pro forma investment income on merger-related cash flows of $11.3 million, $7.3 million net of tax, or $0.17 in pro forma net income and operating income per share.

** Includes the effect of recording favorable revisions of prior year reserves which were $4.4 million, $0.6 million and $40.9 million ($35.0 million related to the former surety business of CNA Financial) for the periods presented, respectively.


BALANCE SHEETS

In millions, except per share data                     December 31          1998         1997
-------------------------------------------------------------------------------------------------------------------
Invested assets and cash                                                  $  505.4     $  419.7
Intangible assets                                                            156.1        162.0
Total assets                                                                 819.4        725.1
Insurance reserves                                                           333.7        302.2
Long-term debt                                                               113.0        118.0
Total liabilities                                                            509.5        468.4
Stockholders' equity                                                         309.9        256.7
Book value per share                                                          7.03         5.93
Debt to total capitalization                                                    27%          31%



CNA Surety Corporation is the largest publicly traded surety company in the U.S. Through its principal subsidiaries, Western Surety Company and Universal Surety of America, the Company provides surety and fidelity bonds in all 50 states through a combined network of approximately 37,000 independent agencies.



         2                      4                 12                       50                      50
LETTER TO SHAREHOLDERS   COMPANY PROFILE    FINANCIAL REVIEW    DIRECTORS AND OFFICERS     CORPORATE INFORMATION


Few things in life need to be delivered as quickly and on target as your first cup of coffee in the morning. This is not the place for waiting ... or compromise. Ultimately, what's behind the perfect cup is a clear understanding of needs combined with impassioned responsiveness. It's not just getting what you want it's getting it when you want it.

Flexibility and responsiveness are key; they drive everything we do at CNA Surety. The flexibility that we have as CNA Surety provides us with a "can do" approach to quickly respond to the changing needs of our customers. From our experienced senior management team to our dedicated field sales force, we keep our customers in mind as we work with the resources available throughout our organization to provide the right solutions for their surety requirements.
      For example, when an agent who does business with Western Surety quickly needed a bond for a small contractor in Baltimore, he was referred to Universal Surety. The Universal Surety representative realized the short time frame necessitated local contact and got the CNA Surety branch office involved to personally call on the agent the next day. Our quick response resulted in this new account in addition to other new business with the same agent.
      A referral from another CNA Surety branch office and a custom-tailored proposal by a Western Surety underwriter resulted in an ongoing relationship to provide bonds for members of a New Hampshire trade association. By year end, a total of 340 bonds were written and additional business was generated as the agent referred CNA Surety to other offices within his agency network.
      Utilizing our unparalleled distribution network of 37,000 agencies, capitalizing on the experience of our surety professionals, and further building upon our strong customer, agent and broker relationships, we have generated significant new account activity.
      At CNA Surety, we are experts at efficiently delivering what the surety marketplace needs.

                ["THE PERFECT CUP" GRAPHIC - PHOTO OF COFFEE CUP]

The key to comfort in today's marketplace is selection. If you're shopping for that perfect pair of jeans, S, M and L will simply not cut it. People come in all shapes and sizes, and everybody benefits from having options. It is by offering customers a range of choices that you improve your chances of becoming their choice.

As CNA Surety, agents and brokers can come to us for all of their customers' surety needs. We offer an unmatched array of surety products and services -- from small notary bonds for individuals to multi-million dollar contract bond programs guaranteeing the performance of construction ?rms. No matter how large or small or what types of bonds are required, we can tailor surety programs to fit the full range of needs of the marketplace.
      As the needs of our customers change, we are there to continue serving them. CNA Surety has the resources to grow with them and keep the business within the CNA Surety organization that previously may have been referred elsewhere.
      For example, when a client needed a bond which exceeded Universal Surety's historical underwriting capacity, the Universal Surety office referred the account to the local CNA Surety branch office. And when a long-term Western Surety client required a bond larger than Western Surety's previous capacity, the local surety branch office was able to furnish the client with the appropriate bond support. Our seamless approach efficiently provided what was needed and kept the business within CNA Surety.
      By providing a full range of surety choices, CNA Surety is able to retain more business in addition to generating new accounts. Both are key elements in achieving our targeted annual premium growth rate of six to nine percent.

              ["THE PERFECT PAIR" GRAPHIC -- PHOTO OF BLUE JEANS]

The perfect PB&J can be the best thing since sliced bread. But the stickler in making one lies in having the right ingredients and tools. Stale bread or the lack of a knife could turn this simple process into a challenge. Never underestimate the importance of having the proper resources and the expertise in applying them.

At CNA Surety, we are committed to providing the right tools to the surety marketplace to help our customers operate more efficiently. For example, in 1998, we began providing a centralized service to national brokers and other major producers. Our Sioux Falls service center includes a unique infrastructure and information base for our small commercial surety and fidelity products, as well as an experienced, well-trained staff which can provide world-class telephone, underwriting, and processing service. The service center can centralize handling of bonds needed by organizations with national operations and complements the marketing efforts of our entire field organization.
      We also expanded the use of bONdLINE,SM an automated commercial surety bond processing and reporting system. The system includes an extensive forms library, simplified single-screen data entry and high quality forms output. Technology will continue to be a major area of focus to help us generate even more efficient surety-related products.
      Developing and providing the right tools and resources to the surety marketplace demonstrates our commitment to meet its challenges.

               ["THE PERFECT COMBO" GRAPHIC - PHOTO OF SANDWICH]

It takes more than momentum to be at the top of your game. It is only by combining skill, diligence and a determined, competitive spirit that you have a shot at the winner's spot. Uncompromised standards, aggressive pro-activity and outstanding, sustainable performance spells leadership in any league.

We started something big back in 1997 when we became CNA Surety. We knew it at the time, but we just started rolling. As we continued throughout 1998, we felt the momentum building, picking up power and speed throughout the year as we integrated all of our resources into one cohesive entity. Individually, our three organizations were dominant forces in their own segments; together, we are at the top of our game, a market leader in an extremely competitive industry.
      We have evolved as a full-service surety organization this past year with outstanding results. As we look to the future, our focus continues to be on operational execution -- taking full advantage of the resources we have as CNA Surety and the capacity, stability and consistency our customers recognize us for in the marketplace.
      Leadership does not just happen. It requires a commitment to do whatever it takes to stay on top. This commitment is supported by our long-term growth strategies, which include: leveraging our broad product line; expanding internationally; identifying and providing new products/markets; and pursuing strategic acquisitions that will enhance our existing operations. Pursuing these strategies will allow us to continue meeting the demands of the surety marketplace and further enhance our leadership position.
      At CNA Surety, we have the winning game plan in place to remain a market leader and continue building shareholder value.

              ["THE PERFECT GAME" GRAPHIC - PHOTO OF BOWLING BALL]

                     MANAGEMENTS DISCUSSION AND ANALYSIS    13

                     FINANCIAL STATEMENTS                   29

                     NOTES TO FINANCIAL STATEMENTS          33
FINANCIAL REVIEW
                     REPORT OF INDEPENDENT AUDITORS         50

                     DIRECTORS AND OFFICERS                 50

                     CORPORATE INFORMATION                  50

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS


The following is a discussion and analysis of CNA Surety Corporation ("CNA Surety" or the "Company") and its insurance subsidiaries' operating results, liquidity and capital resources and financial condition. This discussion should be read in conjunction with the Consolidated Financial Statements of CNA Surety and notes thereto.

FORMATION OF CNA SURETY CORPORATION AND MERGER
In December 1996, CNA Financial Corporation ("CNAF") and Capsure Holdings Corp. ("Capsure") agreed to merge (the "Merger") the surety business of CNAF with Capsure's insurance subsidiaries, Western Surety Company ("Western Surety") and Universal Surety of America ("usa"), into a newly-formed holding company, CNA Surety Corporation. CNAF, through its operating subsidiaries, writes multiple lines of property and casualty insurance, including surety business that is reinsured by Western Surety. CNAF owns approximately 61% of the outstanding common stock of CNA Surety. Loews Corporation owns approximately 85% of the outstanding common stock of CNAF. The principal operating subsidiaries of CNAF that wrote the surety line of business for their own account prior to the Merger were Continental Casualty Company and its property and casualty affiliates (collectively, "CCC") and The Continental Insurance Company and its property and casualty affiliates (collectively, "CIC"). CIC was acquired by CNAF on May 10, 1995. The combined surety operations of CCC and CIC are referred to herein as CCC Surety Operations ("Predecessor").
      Pursuant to a reorganization agreement, CCC Surety Operations and Capsure merged their respective operations at the close of business on September 30, 1997 ("Merger Date"). CNAF, through its property and casualty subsidiaries, CCC and CIC, contributed $52.25 million of capital to CNA Surety. Through reinsurance agreements, CCC and CIC ceded to Western Surety all of their net unearned premiums and loss and loss adjustment expense reserves, as of the Merger Date, and will cede to Western Surety all surety business written or renewed by CCC and CIC for a period of five years thereafter. Further, CCC and CIC have agreed to assume the obligation for any adverse development on recorded reserves for CCC Surety Operations as of the Merger Date, to limit the loss ratio on certain defined business written by CNA Surety through December 31, 2000 and to provide certain additional excess of loss reinsurance. CCC also agreed to provide certain administrative services at specified rates, subject to inflationary increases, for three years after the Merger, if CNA Surety chooses to purchase such services.

BUSINESS
CNA Surety's insurance subsidiaries write surety and fidelity bonds in all 50 states through a combined network of approximately 37,000 independent agencies. CNA Surety's principal insurance subsidiaries are Western Surety and usa. Western Surety writes, on a direct basis or as business assumed from CCC and CIC, small fidelity and non-contract surety bonds, referred to as commercial bonds; small, medium and large contract bonds; international surety and credit insurance; and errors and omissions ("E&O") liability insurance, as a licensed insurer in all 50 states and the District of Columbia. Western Surety's affiliated company, Surety Bonding Company of America ("sbca"), writes principally small commercial surety business and is licensed in 23 states. usa specializes in the underwriting of small contract and commercial surety bonds. usa is licensed in 43 states and the District of Columbia with most of its business generated in Texas.
      The Company's corporate objective is to be the leading provider of surety and surety-related products in the United States and in selected international markets and to be the surety of choice for customers and independent agents and brokers.
      Western Surety and usa are currently rated a+ (Superior) and a (Excellent), respectively, by a.m. Best Company, Inc. ("a.m. Best"). Through intercompany reinsurance and related agreements, CNA Surety's customers will continue to have access to CCC's broader underwriting capacity. CCC is currently rated a by a.m. Best.

RESULTS OF OPERATIONS
CNA Surety Actual Results for the Year Ended December 31, 1998 compared to Pro forma Results for the Years Ended December 31, 1997 and December 31, 1996
      As set forth in Note 1 to the Consolidated Financial Statements, the results of operations of the Predecessor do not reflect investment income and investment gains and losses. Additionally, certain general and administrative expenses, which were indirect or overhead in nature, were not allocated to the Predecessor by CNAF or its

Management's Discussion and Analysis of Financial Condition and Results of Operations Cont.

subsidiaries. As a result of these factors and because the merger with Capsure significantly affected the combined organization, it is not useful to compare CNA Surety operations to Predecessor operations.
      Accordingly, the remainder of this discussion and analysis is formatted to compare information for CNA Surety to various time periods in 1997 and 1996 as if the merger had been consummated at the beginning of each respective period. Periods presented on this basis are therefore marked "pro forma." This pro forma financial information gives effect to the following: (i) adjustment to the Capsure statement of operations for the year ended December 31, 1996, as reported, to reflect the income effects as if the $10 per share special distribution was made on January 1, 1996; (ii) consummation of the Merger and the related transactions and the contribution of capital to and the incurrence of additional debt by CNA Surety; (iii) purchase accounting adjustments to reflect Capsure's assets and liabilities at fair value; (iv) estimated indirect and overhead expenses for the CCC Surety Operations; and (v) estimated interest expense related to the additional debt. The pro forma financial information does not include the estimated net investment income resulting from investment of merger-related cash flows, including (i) the $50 million debt proceeds, (ii) the $52.25 million capital contribution from CCC, and (iii) collection of the receivable from CCC.
      The components of income for the Company for the years ended December 31, 1998, 1997 and 1996 are summarized as follows:


                                                                                    Pro Forma    Pro Forma
In thousands                                                                1998         1997         1996
------------------------------------------------------------------------------------------------------------

Total revenues                                                          $283,840     $258,682     $250,194
------------------------------------------------------------------      ---------    --------     ---------

Underwriting income                                                     $ 61,773     $ 87,146     $ 46,682
Net investment income                                                     24,259       14,534       10,796
Net realized investment gains                                                844          723        1,068
Interest expense                                                           7,218        7,232        7,660
Non-recurring charges and merger costs                                        --       12,087        8,565
Amortization of intangible assets                                          5,900        5,788        5,788
------------------------------------------------------------------      ---------    --------     ---------

Income before income taxes                                                73,758       77,296       36,533
Income taxes                                                              28,243       42,921       14,101
------------------------------------------------------------------      ---------    --------     ---------

Net income                                                              $ 45,515     $ 34,375     $ 22,432
------------------------------------------------------------------      ---------    --------     ---------

Net income per share                                                    $   1.04     $   0.79     $   0.52
------------------------------------------------------------------      ---------    --------     ---------



Insurance Underwriting
Underwriting results for the Company for the years ended December 31, 1998, 1997 and 1996 are summarized in the following table:


                                                                                    Pro Forma    Pro Forma
In thousands                                                                1998         1997         1996
-----------------------------------------------------------------------------------------------------------

Gross written premiums                                                  $278,224     $266,418     $251,414
------------------------------------------------------------------      --------     --------     --------

Net written premium                                                     $270,602     $257,067     $235,186
------------------------------------------------------------------      --------     --------     --------

Net earned premium                                                      $258,737     $243,425     $238,330
Net losses and loss adjustment expenses                                   44,998        5,648       41,450
Net commissions, brokerage and other                                     151,966      150,631      150,198
------------------------------------------------------------------      --------     --------     --------

Underwriting income                                                     $ 61,773     $ 87,146     $ 46,682
------------------------------------------------------------------      --------     --------     --------

Loss ratio                                                                  17.4%         2.3%        17.4%
Expense ratio                                                               58.7         61.9         63.0
------------------------------------------------------------------      --------     --------     --------

Combined ratio                                                              76.1%        64.2%        80.4%
------------------------------------------------------------------      --------     --------     --------



Premiums Written
CNA Surety primarily markets contract and commercial surety bonds. Contract bonds guarantee obligations covered by a written agreement between two parties. The most common types include bid, performance and payment bonds. The commercial surety market includes numerous types of bonds categorized as court judicial, court

                                       CNA Surety Corporation 1998 Annual Report


fiduciary, public official, license and permit and many miscellaneous bonds that include guarantees of financial performance. The Company also writes fidelity bonds which cover losses arising from employee dishonesty and E&O liability insurance.
      Gross written premiums for the years ended December 31, 1998, 1997 and 1996 are shown in the table below:


                                                                                    Pro Forma    Pro Forma
In thousands                                                                1998         1997         1996
---------------------------------------------------------------------------------------------------------------------------

Contract                                                                $132,242     $123,014     $124,477
Commercial                                                               121,046      119,662      104,412
Fidelity                                                                  17,113       16,760       16,123
E&O and other                                                              7,823        6,982        6,402
------------------------------------------------------------------      --------     --------     --------

                                                                        $278,224     $266,418     $251,414
------------------------------------------------------------------      --------     --------     --------



Gross written premiums increased 4.4%, or $11.8 million, for the year ended December 31, 1998 over the comparable period in 1997. Contract surety accounted for most of this increase with growth of 7.5%, or $9.2 million, in gross written premiums as compared to 1997. This increase reflects volume growth from new account activity and generally favorable economic conditions for public construction nationwide. The highway/bridge sector has shown particular strength in new account and bid activity since the United States Congressional passage of the Transportation Equity Act for the 21st Century ("TEA-21"). TEA-21 authorizes a 40% increase in total Federal funding for highway and transit systems to over $200 billion in the six-year period from 1998 to 2004. Commercial surety increased 1.2%, or $1.4 million, for the year ended December 31, 1998 reflecting increased competition in this segment, particularly on Fortune 1000 and large accounts. CNA Surety assumed $10.0 million and $10.1 million of international surety and credit business in 1998 and 1997, respectively, through a quota share reinsurance treaty with an affiliate of CCC, CNA Reinsurance Company Limited (London) ("CNA Re"). Commercial surety, exclusive of international surety and credit business, increased 1.4% in 1998. The fidelity, E&O and other book of business, primarily written by Western Surety, increased 5.0%, or $1.2 million, to $24.9 million for the year ended December 31, 1998.
      Gross written premiums increased 6.0%, or $15.0 million, for the year ended December 31, 1997 over the comparable pro forma period in 1996. This increase was primarily attributable to a 14.6%, or $15.3 million, increase in commercial surety. In 1997, the Company entered into the aforementioned international credit and surety reinsurance treaty with CNA Re which added $10.1 million in gross written premium in 1997. Commercial surety, exclusive of international surety and credit business, increased 4.9% in 1997. The fidelity, E&O and other book of business increased 5.4%, or $1.2 million, to $23.7 million in 1997, primarily due to continued national expansion of the Company's insurance agents' E&O product. These increases in commercial surety and fidelity, E&O and other business were offset by a 1.2%, or $1.5 million, decrease in contract surety.
      Net written premiums for the years ended December 31, 1998, 1997 and 1996 are shown in the table below:


                                                                                    Pro Forma    Pro Forma
In thousands                                                                1998         1997         1996
------------------------------------------------------------------      --------     --------     --------

Contract                                                                $127,114     $118,138     $118,268
Commercial                                                               120,638      117,162       96,421
Fidelity                                                                  17,096       16,748       16,076
E&O and other                                                              5,754        5,019        4,421
------------------------------------------------------------------      --------     --------     --------

                                                                        $270,602     $257,067     $235,186
==================================================================      ========     ========     ========


For the year ended December 31, 1998, net written premiums increased 5.3%, or $13.5 million, over the comparable period in 1997 consistent with the changes in gross written premiums described above. Net written premiums increased 7.6%, or $9.0 million, for the contract surety business. Commercial surety net written premiums increased 3.0%, or $3.5 million, in 1998 with domestic commercial surety up 3.4%, reflecting a full year of increased net retentions in 1998. Effective September 30, 1997, the Company renegotiated its reinsurance agreements with its reinsurers, increasing the Company's net retention to $5 million per bonded principal on its commercial surety business. The fidelity, E&O and other book of business increased 5.0%, or $1.1 million, in 1998.

Management's Discussion and Analysis of Financial Condition and Results of Operations Cont.


      For the year ended December 31, 1997, net written premiums increased 9.3%, or $21.9 million, over the comparable period in 1996. Net written premiums were up primarily due to a 21.5% increase in commercial surety business for the full year of 1997. The increase in commercial net written premiums includes the addition of the aforementioned international surety and credit business as well as relatively strong growth in Western Surety's core small commercial surety business throughout 1997. Commercial net written premiums, exclusive of the international business, increased 11.0% for the year ended December 31, 1997. In the fourth quarter of 1997, the Company received $3.8 million in previously ceded reinsurance premium from its reinsurers with respect to the aforementioned changes in its commercial surety reinsurance program. Absent this returned premium, domestic commercial surety net written premiums were up 9.0%, in 1997. The rise in commercial net written premiums was offset by a decrease in contract surety net written premiums as a result of the competitive market conditions that existed in the contract surety market. Net written premiums for contract surety were down slightly for the year ended December 31, 1997. The fidelity, E&O and other book of business increased 6.2%, or $1.3 million, in 1997 reflecting increased net retention of agents' E&O product.

Underwriting Income
Underwriting income decreased 29.1% to $61.8 million for the year ended December 31, 1998 compared to pro forma 1997. Underwriting income for 1997 increased 86.7% over pro forma 1996. The period to period changes in underwriting income were due to fluctuations in both the loss and expense ratios as more fully described below.

Loss Ratio
The loss ratios for the years ended December 31, 1998, 1997 and 1996 were 17.4%, 2.3% and 17.4%, respectively. The loss ratios included $4.4 million, $40.9 million and $16.6 million in favorable reserve development for the years ended December 31, 1998, 1997 and 1996, respectively. Excluding the impact of the favorable reserve development, the loss ratios would have been 19.1% for both 1998 and 1997, and 24.4% for the year ended December 31, 1996. Approximately $35.0 million in favorable reserve development in 1997 relates to the Predecessor as more fully described in Note 8 to the Consolidated Financial Statements. The decrease in the adjusted loss ratio since 1996 is due to the ongoing favorable economic trends that continue to benefit the surety business in addition to consistent underwriting practices applied since the acquisition of CIC by CNAF in May of 1995.

Expense Ratio
The expense ratio decreased to 58.7% for the year ended December 31, 1998 compared to 61.9% and 63.0% for pro forma 1997 and 1996, respectively. The 1998 decline is primarily due to the increased scale of the Company as net earned premiums increased 6% and operating expenses increased a modest 1%. In addition, the Company consolidated certain administrative and back-office processing functions in 1998. The most significant of these consolidation activities was the fourth quarter 1998 migration to a common premium processing platform, including billing and collection functions. These consolidation activities are expected to result in total future annual expense savings of $1.5 million, with roughly one-half of that amount reflected in 1998 results. Together with another $1.7 million in savings resulting from immediate post-merger corporate level restructuring, this equates to approximately 1.2 percentage points on our expense ratio at current premium levels.

Investment Income
For the year ended December 31, 1998, net investment income was $24.3 million compared to pro forma net investment income for the years ended December 31, 1997 and 1996 of $14.5 million and $10.8 million, respectively. Increases in investment income for the years ended December 31, 1998 and 1997 are primarily the result of higher actual invested cash balances which reflects increases from underwriting cash flows and the investment of merger-related cash flows in the fourth quarter of 1997. However, pro forma investment income for periods prior to the Merger does not include the pro forma effects of estimated net investment income resulting from investment of merger-related cash flows as described below. The average pretax yield was 5.4% for the year ended December 31, 1998.
      The above unaudited pro forma financial information does not include the estimated net investment income resulting from investment of merger-related cash flows, including (i) the $50 million debt proceeds, (ii) the

                                       CNA Surety Corporation 1998 Annual Report


$52.25 million capital contribution from CCC, and (iii) collection of the receivable from CCC. Investment earnings are an integral part of an insurance entity's operations. If proceeds from these sources of funds were assumed to have been invested in high-quality, taxable fixed income securities with an average duration of approximately 3 years, yielding 6.4%, net investment income would increase approximately $11.3 million ($7.3 million net of tax, or $0.17 in pro forma earnings per share) for the year ended December 31, 1997 and approximately $14.2 million ($9.2 million net of tax, or $0.21 in pro forma earnings per share) for the year ended December 31, 1996.

      Net realized investment gains were $0.8 million for the year ended December 31, 1998 compared to pro forma net realized investment gains of $0.7 million and $1.1 million for the years ended December 31, 1997 and 1996, respectively.

Analysis of Other Operations
Amortization expense was $5.9 million for the year ended December 31, 1998 compared to $5.8 million for the years ended December 31, 1997 and 1996. Intangible assets represent goodwill and identified intangibles arising from the acquisition of Capsure and goodwill arising from the May 1995 acquisition of CIC by CNAF that was allocated to the surety business of CIC. Intangible assets are generally amortized over 30 years.
      Interest expense for the year ended December 31, 1998, remained relatively unchanged from 1997 and decreased 5.8% from 1996. Average debt outstanding was $117.6 million in 1998 compared to $119.2 million and $124.7 million in 1997 and 1996, respectively. The weighted average interest rate for the year ended December 31, 1998 was 5.6% compared to 5.8% and 5.7% for pro forma periods ended December 31, 1997 and 1996, respectively.
      Capsure incurred $22.0 million, after applicable income taxes, or $0.51 per share, in non-recurring merger costs in 1997 compared to $5.7 million, after applicable income taxes, or $0.13 per share in non-recurring charges and merger costs in 1996. In the fourth quarter of 1996, Capsure incurred $1.1 million, after applicable income taxes, or $0.03 per share, in non-recurring merger costs.

Income Taxes
Income tax expense was $28.2 million, $42.9 million and $14.1 million and the effective income tax rates were 38.3%, 55.5% and 38.6% for the years ended December 31, 1998, 1997 and 1996, respectively. The effective rate for the full year 1997 reflects the effects of limitations placed on the Company's ability to utilize Capsure's available nols to offset future taxable income.

CNA Surety Results for the Three Months Ended December 31, 1998 compared to Results for the Three Months Ended December 31, 1997 and Pro forma Results for the Three Months Ended December 31, 1996
      A discussion of CNA Surety's actual results of operations for the three months ended December 31, 1998 and 1997 compared to pro forma results of operations for the comparative period in 1996 follows. Explanations for changes in quarterly results are consistent with the explanations provided previously for full year fluctuations unless otherwise provided.

The components of income for the Company for the three months ended December 31, 1998, 1997 and 1996 are summarized as follows:


                                                                                                  Pro Forma
In thousands                                                                1998         1977          1996
------------------------------------------------------------------      --------     --------     --------

Total revenues                                                           $73,582      $71,284      $62,754
==================================================================      ========     ========     ========

Underwriting income                                                      $18,009      $15,086      $ 8,989
Net investment income                                                      6,027        5,766        2,866
Net investment gains                                                         622           85           19
Interest expense                                                           1,713        1,831        1,807
Non-recurring charges and merger costs                                        --           --        1,524
Amortization of intangible assets                                          1,475        1,447        1,447
------------------------------------------------------------------      --------     --------     --------

Income before income taxes                                                21,470       17,659        7,096
Income taxes                                                               8,409        6,663        2,751
------------------------------------------------------------------      --------     --------     --------

Net income                                                               $13,061      $10,996      $ 4,345
==================================================================      ========     ========     ========

Net income per share                                                     $  0.30      $  0.25      $  0.10
==================================================================      ========     ========     ========

Management's Discussion and Analysis of Financial Condition and Results of Operations Cont.

Insurance Underwriting
Underwriting results for the Company for the three months ended December 31, 1998, 1997 and 1996 are summarized in the following table:


                                                                                                 Pro Forma
In thousands                                                                1998         1997         1996
------------------------------------------------------------------      --------     --------     --------

Gross written premiums                                                   $67,348      $72,755      $64,126
==================================================================      ========     ========     ========

Net written premium                                                      $65,786      $73,989      $59,808
==================================================================      ========     ========     ========

Net earned premium                                                       $66,933      $65,433      $59,869
Net losses and loss adjustment expenses                                   10,670       12,134       11,237
Net commissions, brokerage and other                                      38,254       38,213       39,643
------------------------------------------------------------------      --------     --------     --------

Underwriting income                                                      $18,009      $15,086      $ 8,989
==================================================================      ========     ========     ========

Loss ratio                                                                  15.9%        18.5%        18.8%
Expense ratio                                                               57.2         58.4         66.2
==================================================================      ========     ========     ========

Combined ratio                                                              73.1%        76.9%        85.0%
==================================================================      ========     ========     ========



Premiums Written
Gross written premiums for the three months ended December 31, 1998, 1997 and 1996 are shown in the table below:


                                                                                                 Pro Forma
In thousands                                                                1998         1997         1996
------------------------------------------------------------------      --------     --------     --------

Contract                                                                 $32,438      $29,336      $31,639
Commercial                                                                29,053       37,780       27,233
Fidelity                                                                   3,766        3,673        3,661
E&O and other                                                              2,091        1,966        1,593
------------------------------------------------------------------      --------     --------     --------

                                                                         $67,348      $72,755      $64,126
==================================================================      ========     ========     ========



Gross written premiums decreased 7.4%, or $5.4 million, for the three months ended December 31, 1998 over the comparable period in 1997. In the fourth quarter 1998, contract surety increased 10.6% to $32.4 million, reflective of favorable economic conditions for public construction as previously discussed. The fidelity, E&O and other business increased 3.9% to $5.9 million. These increases were offset by a decrease in the commercial surety business of 23.1%, or $8.7 million, for the three months ended December 31, 1998. In the fourth quarter of 1997, the Company assumed $10.1 million of international surety and credit business from CNA Re compared to $2.5 million in 1998. Commercial surety, exclusive of international surety and credit business, decreased 4.0% compared to the same period in 1997.
      Gross written premiums increased 13.5%, or $8.6 million, in the fourth quarter 1997 compared to the pro forma fourth quarter 1996. These increases were primarily attributable to $10.1 million international surety and credit business assumed in the fourth quarter 1997 under the reinsurance treaty with CNA Re. Commercial surety gross written premiums, exclusive of international surety and credit business, increased 1.6% for the fourth quarter 1997. The fidelity, E&O and other business, primarily written by Western Surety, increased 7.3%, or $0.4 million, in the fourth quarter ended December 31, 1997 over the comparable pro forma period in 1996. The increases in commercial surety and fidelity, E&O and other business were offset by a decrease in contract surety business of 7.3%, or $2.3 million, in the fourth quarter 1997. The decrease in contract surety reflects the competitive pressures primarily in the medium to large contract segment of the market and to a lesser extent, the timing of the contractor accounts being awarded new business by their customers.

                                       CNA Surety Corporation 1998 Annual Report

      Net written premiums for the three months ended December 31, 1998, 1997 and 1996 are shown in the table below:


                                                                                                 Pro Forma
In thousands                                                                1998         1997         1996
------------------------------------------------------------------      --------     --------     --------

Contract                                                                 $31,564      $27,850      $30,170
Commercial                                                                28,915       41,078       24,901
Fidelity                                                                   3,789        3,694        3,651
E&O and other                                                              1,518        1,367        1,086
------------------------------------------------------------------      --------     --------     --------

                                                                         $65,786      $73,989      $59,808
==================================================================      ========     ========     ========



Net written premiums for the fourth quarter ended December 31, 1998 decreased 11.1%, or $8.2 million, over the comparable period in 1997. In the fourth quarter 1998, contract surety increased 13.3%, or $3.7 million. The fidelity, E&O and other business increased 4.9%, or $0.2 million, over the comparable period in 1997. In the fourth quarter 1998, the commercial surety business decreased 29.6%, or $12.2 million, over the comparable period in 1997. In 1997, net written premiums for commercial surety included an additional $7.6 million in premiums assumed under the reinsurance arrangement mentioned above and $3.8 million in return premiums related to the reinsurance change discussed earlier. In the fourth quarter 1998, domestic commercial surety net written premiums, exclusive of international surety and credit business, decreased 14.7%, or $4.5 million, compared to the fourth quarter 1997.
      For the three months ended December 31, 1997, net written premiums increased 23.7%, or $14.2 million, over the comparable pro forma period 1996. Net written premiums were up primarily due to a 65.0% increase in commercial surety in the fourth quarter 1997. Commercial net written premiums, exclusive of the assumed international business, increased 24.3% for the three months ended December 31, 1997. Absent the $3.8 million return premium in 1997, domestic commercial surety net written premiums were up 5.0% for the quarter. Net written premiums for contract surety decreased 7.7%, or $2.3 million, over the comparable pro forma period 1996. The fidelity, E&O and other business increased 6.8%, or $0.3 million, for the three months ended December 31, 1997.

Underwriting Results
Underwriting income increased 19.4% to $18.0 million in the fourth quarter of 1998 compared to fourth quarter 1997. Underwriting income increased 67.8% to $15.1 million in the fourth quarter of 1997 compared to the same pro forma period in 1996. The period to period changes in underwriting income and combined ratios were due to fluctuations in both the loss and expense ratios as more fully described below.
      The loss ratio for the fourth quarter 1998 was 15.9% compared to 18.5% and 18.8% for the fourth quarter 1997 and pro forma period of 1996, respectively. The loss ratio included favorable reserve development of $2.4 million, $0.6 million and $4.9 million for the three months ended December 31, 1998, 1997 and 1996, respectively. Excluding the impact of the favorable reserve development, the loss ratios would have been 19.5% for the fourth quarters ended December 31, 1998 and 1997 and 26.9% for the fourth quarter ended December 31, 1996.
      The expense ratio decreased to 57.2% in the fourth quarter of 1998 as compared to 58.4% and 66.2% for fourth quarter 1997 and pro forma 1996, respectively. The decline in the Company's expense ratio for the quarter was largely due to the larger scale of the combined organization as net earned premiums advanced 2.3% for the quarter while total underwriting expenses remained virtually unchanged. In the fourth quarter 1998, the Company recognized additional expense savings as a result of the successful consolidation of certain administrative and back-office processing functions as previously discussed.

Investment Income
Net investment income was $6.0 million in the fourth quarter of 1998 compared to $5.8 million for the fourth quarter of 1997 and $2.9 for the same pro forma period of 1996. The average pretax yield was 5.0% and 5.7% for the three months ended December 31, 1998 and 1997, respectively. In 1998, investment income was adversely affected by a general decline in interest rates and the Company's aggressive shift to tax exempt securities given attractive after-tax yields. In fourth quarter 1997, increases in investment income were the direct result of higher actual invested cash balances which reflects the investment of merger-related cash flows. However, pro forma

Management's Discussion and Analysis of Financial Condition and Results of Operations Cont.

investment income for 1996 does not include the pro forma effects of estimated net investment income resulting from investment of merger-related cash flows as described earlier.
      Net realized investment gains were $0.6 million in the fourth quarter of 1998 as compared to $0.1 million in the fourth quarter of 1997.

Analysis of Other Operations
Amortization expense was $1.5 million for the fourth quarter of 1998 compared to $1.4 million in both the fourth quarter of 1997 and 1996. Intangible assets represents goodwill and identified intangibles arising from the acquisition of Capsure and goodwill arising from the May 1995 acquisition of CIC by CNAF that was allocated to the surety business of CIC. Intangibles are generally amortized over 30 years.
      Interest expense for the fourth quarter of 1998 decreased 6.4% and 5.2% compared to the fourth quarter 1997 and pro forma 1996, respectively.

Income Taxes
Income tax expense was $8.4 million for the quarter ended December 31, 1998. The effective income tax rate for the three months ended December 31, 1998 was 39.2%. Income taxes were $6.7 million and $2.8 million and the effective income tax rates were 37.7% and 38.8% for the three months ended December 31, 1997 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES
It is anticipated that the liquidity requirements of CNA Surety will be met primarily by funds generated from operations. The principal operating cash flow sources are premiums, investment income, and sales and maturities of investments. CNA Surety also may generate funds from additional borrowings under the credit facility described below. The primary cash flow uses are payments for claims, operating expenses, federal income taxes, debt service on the credit facility, as well as dividends to CNA Surety stockholders. In general, surety operations generate premium collections from customers in advance of cash outlays for claims. Premiums are invested until such time as funds are required to pay claims and claims adjusting expenses.
      The Company believes that total invested assets, including cash and short-term investments, are sufficient in the aggregate and have suitably scheduled maturities to satisfy all policy claims and other operating liabilities, including income tax sharing payments of its insurance subsidiaries. At December 31, 1998, the carrying value of the Company's insurance subsidiaries' invested assets was comprised of $423.9 million of fixed income securities, $43.4 million of short-term investments, $5.8 million of other investments and $1.8 million of cash. At December 31, 1997, the carrying value of the Company's insurance subsidiaries' invested assets was comprised of $266.3 million of fixed income securities, $140.2 million of short-term investments, $6.0 million of other investments and $0.1 million of cash.
      Cash flow at the parent company level is derived principally from dividend and tax sharing payments from its insurance subsidiaries. The principal obligations at the parent company level are to service debt and pay operating expenses and pay dividends to stockholders. At December 31, 1998, the parent company's invested assets consisted of $14.5 million of short-term investments and $15.9 million of cash. At December 31, 1997, the parent company's invested assets consisted of $7.0 million of short-term investments.
      The Company's consolidated net cash flow provided by operating activities was $88.7 million for the year ended December 31, 1998 and $29.0 million for the three months ended December 31, 1997.
      The Company received $116.9 cash from CNAF on October 1, 1997. This payment from CNAF reflected the effects of the reinsurance agreement whereby CCC and CIC ceded all of their net unearned premiums and loss and loss adjustment expense reserves for their surety business to Western Surety as of the Merger Date.
      CNA Surety's bank borrowings are under a five-year unsecured revolving credit facility (the "Credit Facility") that provides for borrowings up to $130 million. CNA Surety borrowed $105 million as of September 30, 1997 and used the proceeds to retire the existing Capsure debt of approximately $54 million and to make a $50 million capital contribution to Western Surety. On October 6, 1997, CNA Surety borrowed an additional $13 million to pay the $10.6 million closing dividend to Capsure stockholders and other merger-related costs. On November 30, 1998, CNA Surety repaid $5 million of this debt.

                                       CNA Surety Corporation 1998 Annual Report

      The interest rate on borrowings under the Credit Facility may be fixed, at CNA Surety's option, for a period of one, two, three, or six months and is based on, among other rates, the London Interbank Offered Rate ("libor"), plus the applicable margin. The margin, including the facility fee, varies based on CNA Surety's leverage ratio (debt to total capitalization) and ranges from 0.25% to 0.40%. As of December 31, 1998, the weighted average interest rate was 5.5% on the $113.0 million of outstanding borrowings. As of December 31, 1997, the weighted average interest rate was 6.17% on the $118.0 million of outstanding borrowings.
      The Credit Facility contains, among other conditions, limitations on CNA Surety with respect to the incurrence of additional indebtedness and requires the maintenance of certain financial ratios. As of December 31, 1998, the Company was in compliance with all restrictions and covenants contained in the Credit Facility agreement. The Credit Facility provides for the payment of all outstanding principal balances after five years with no required principal payments prior to such time. Principal prepayments, if any, and interest payments are expected to be funded primarily through dividends from CNA Surety's insurance subsidiaries.
      As an insurance holding company, CNA Surety is dependent upon dividends and other permitted payments from its insurance subsidiaries to pay cash dividends, if any, as well as to pay operating expenses and meet debt service requirements. The payment of dividends by the insurance subsidiaries are subject to varying degrees of supervision by the insurance regulatory authorities in South Dakota and Texas. In South Dakota, where Western Surety and sbca are domiciled, insurance companies may only pay dividends from earned surplus excluding surplus arising from unrealized capital gains or revaluation of assets. In Texas, where usa is domiciled, an insurance company may only declare or pay dividends to stockholders from the insurer's earned surplus. The insurance subsidiaries may pay dividends without obtaining prior regulatory approval only if such dividend or distribution (together with dividends or distributions made within the preceding 12-month period) is less than, as of the end of the immediately preceding year, the greater of (i) 10% of the insurer's surplus to policyholders or (ii) statutory net income. In South Dakota, net income includes net realized capital gains in an amount not to exceed 20% of net unrealized capital gains. All dividends must be reported to the appropriate insurance department prior to payment.
      The dividends that may be paid without prior regulatory approval are determined by formulas established by the applicable insurance regulations, as described above. The formulas that determine dividend capacity in the current year are dependent on, among other items, the prior year's ending statutory surplus and statutory net income. Dividend capacity for 1999 will be based on statutory surplus and income at and for the year ended December 31, 1998. Without prior regulatory approval in 1999, CNA Surety's insurance subsidiaries may pay stockholder dividends of $32.7 million in the aggregate. CNA Surety received $6.6 million in dividends from its insurance subsidiaries in 1998 and $5.0 million in the fourth quarter of 1997.
      In accordance with the provisions of intercompany tax sharing agreements between CNA Surety and its subsidiaries, the tax of each subsidiary shall be determined based upon each subsidiary's separate return liability, as calculated in accordance with the Internal Revenue Code of 1986, (the "Code") as amended. Intercompany tax payments are made at such times as estimated tax payments would be required by the Internal Revenue Service ("irs"). CNA Surety received tax sharing payments from its subsidiaries of $28.5 million for the year ended December 31, 1998 and $2.4 million in the period from September 30, 1997 through December 31, 1997.
      CNA Surety management believes that it will have sufficient available resources to meet its present capital needs.

Management's Discussion and Analysis of Financial Condition and Results of Operations Cont.


FINANCIAL CONDITION
Investment Portfolio
The following table summarizes the distribution of the Company's fixed income portfolio at estimated fair values as of December 31, 1998 and 1997:


                                                         Estimated                 Estimated
                                                        Fair Value                 Fair Value
                                                       December 31                December 31
In thousands                                                  1998       Percent         1997        Percent
----------------------------------------------------   -----------      --------  -----------        -------
Fixed income securities:
U.S. Treasury securities and obligations of U.S.
   Government and agencies:
     U.S. Treasury                                        $ 19,421         4.5%     $ 59,355         22.3%
     U.S. Agencies                                          71,111        16.8        51,629         19.4
     Collateralized mortgage obligations                    17,743         4.2        37,567         14.1
     Mortgage pass-through securities                       25,005         5.9        34,170         12.8
Obligations of states and political subdivisions           208,238        49.1         3,570          1.3
Corporate bonds                                             36,759         8.7        26,840         10.1
Non-agency collateralized mortgage obligations              18,694         4.4        19,626          7.4
Other asset-backed securities:
   Second mortgages/home equity loans                       12,387         2.9        21,742          8.2
   Credit card receivables                                   4,898         1.2         6,513          2.4
   Other underlying assets                                   9,658         2.3         5,289          2.0
----------------------------------------------------   -----------      ------     ---------       ------

     Total fixed income securities                        $423,914       100.0%     $266,301        100.0%
====================================================   ===========      ======      ========       ======


The Company's investment portfolio is managed to maximize after-tax investment return while minimizing credit risk with investments concentrated in high quality securities to support its insurance underwriting operations. The Company's investment policies emphasize high credit quality and diversification by industry, issue and issuer.
      The following table sets forth the ratings assigned by The Standard & Poor's Corporation ("s&p") or Moody's Investor Services, Inc. ("Moody's") of the fixed income securities portfolio of the Company as of December 31, 1998 and 1997:


In thousands                                                                1998                      1997
Credit Rating                                           Fair Value       Percent   Fair Value      Percent
------------------------------------------------------  ----------       -------   ----------      ---------

AAA/AAA                                                   $278,792          65.8%    $232,133           87.2%
AA/AA                                                       89,090          21.0          629            0.2
A/A                                                         34,676           8.2       26,757           10.1
BBB                                                         21,356           5.0        6,782            2.5
------------------------------------------------------  ----------       -------   ----------      ---------

   Total                                                  $423,914         100.0%    $266,301          100.0%
==================================================================       =======   ==========      ==========


As of December 31, 1998 and 1997, 100% of the Company's fixed income securities were considered investment grade by s&p or Moody's, and 87% were rated at least AA by those agencies. In addition, the Company's investments in fixed income securities did not contain any signi?cant geographic or industry concentration of credit risk.

                                       CNA Surety Corporation 1998 Annual Report


Market Risk
CNA Surety's investment portfolio is subject to economic losses due to adverse changes in the fair value of its financial instruments, or market risk. Interest rate risk represents the largest market risk factor affecting the Company's consolidated financial condition due to its significant level of investments in fixed income securities. Increases and decreases in prevailing interest rates generally translate into decreases and increases in the fair value of the Company's fixed income portfolio. The fair value of these interest rate sensitive instruments may also be affected by the creditworthiness of the issuer, prepayment options, relative value of alternative investments, the liquidity of the instrument, income tax considerations and general market conditions. The Company manages its exposure to interest rate risk primarily through an asset/liability matching strategy. The Company's exposure to interest rate risk is mitigated by the relative short-term nature of its insurance and other liabilities. The targeted effective duration of the Company's investment portfolio is approximately 4.75 years consistent with the expected duration of its insurance and other liabilities.
      The table below summarizes the estimated effects of certain hypothetical increases and decreases in interest rates. It is assumed that the changes occur immediately and uniformly across each investment category. The hypothetical changes in market interest rates selected reflect the Company's expectations of the reasonably possible best or worst case scenarios over a one-year period. The hypothetical fair values are based upon the same prepayment assumptions that were utilized in computing fair values as of December 31, 1998. Significant variations in market interest rates could produce changes in the timing of repayments due to prepayment options available. The fair value of such instruments could be affected and therefore actual results might differ from those reflected in the following table.

                                                                                                     Hypothetical
                                                                                  Estimated Fair       Percentage
                                                                   Hypothetical      Value after         Increase
                                                 Fair Value at        Change in     Hypothetical    (Decrease) in
                                                   December 31    Interest Rate        Change in    Stockholders'
                                                          1998    (basis points)   Interest Rate           Equity

--------------------------------------------------------------   --------------- ---------------   --------------

Fixed Income Securities:
U.S. Government and government
   agencies and authorities                           $133,280   200 bp increase     $126,416           (1.4)%
                                                                 100 bp increase      129,964           (0.7)
                                                                 100 bp decrease      136,484            0.7
                                                                 200 bp decrease      139,790            1.4

States, municipalities and political subdivisions      208,238   200 bp increase      186,658           (4.5)
                                                                 100 bp increase      196,769           (2.4)
                                                                 100 bp decrease      221,119            2.7
                                                                 200 bp decrease      235,014            5.6

Corporate bonds and all other                           82,396   200 bp increase       76,436           (1.3)
--------------------------------------------------------------

                                                                 100 bp increase       79,453           (0.6)
                                                                 100 bp decrease       86,794            0.9
                                                                 200 bp decrease       93,296            2.3

   Total fixed income securities                      $423,914   200 bp increase      389,510           (7.2)
==============================================================
                                                                 100 bp increase      406,186           (3.7)
                                                                 100 bp decrease      444,397            4.3
                                                                 200 bp decrease      468,100            9.3


Management's Discussion and Analysis of Financial Condition and Results of Operations Cont.


Reserves for Unpaid Losses and Loss Adjustment Expenses
CNA Surety's insurance subsidiaries employ generally accepted reserving approaches in establishing the estimated liability for unpaid loss and loss adjustment expenses that give consideration to the inherent difficulty and variability in the estimation process. In addition, CNA Surety utilizes independent actuarial firms of national standing to conduct periodic reviews of claim procedures and loss reserving practices, and annually obtains actuarial certification as to the reasonableness of actuarial assumptions used and the sufficiency of year-end reserves for each of its principal insurance subsidiaries.
      The estimated liability for unpaid losses and loss adjustment expenses includes, on an undiscounted basis, estimates of (a) the ultimate settlement value of reported claims, (b) incurred but not reported ("ibnr") claims, (c) future expenses to be incurred in the settlement of claims and (d) claim recoveries, exclusive of reinsurance recoveries which are reported as an asset. These estimates are determined based on the Company's and surety industry loss experience as well as consideration of current trends and conditions. The estimated liability for unpaid losses and loss adjustment expenses is an estimate and there is the potential that actual future loss payments will differ significantly from initial estimates. The methods of determining such estimates and the resulting estimated liability are regularly reviewed and updated. Changes in the estimated liability are reflected in operating income in the year in which such changes are determined to be needed.
      The Company recorded favorable reserve development which resulted in reductions in the estimated liability of $4.4 million for the year ended December 31, 1998 and $0.6 million for the period from inception through December 31, 1997. On a pro forma basis, favorable development was $40.9 million ($35.0 million related to the Predecessor) and $16.6 million for the years ended December 31, 1997 and 1996, respectively. Note 8 to the accompanying Consolidated Financial Statements presents a table of the activity in the reserves for unpaid losses and loss adjustment expenses for the Company and the Predecessor. This table highlights the impact of revisions to the estimated liability established in prior years.

Risk Based Capital ("RBC") and Other Regulatory Ratios
The National Association of Insurance Commissioners ("NAIC") has promulgated rbc requirements for property and casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, loss reserve adequacy and other business factors. The rbc information is used by state insurance regulators as an early warning mechanism to identify insurance companies that potentially are inadequately capitalized. In addition, the formula defines new minimum capital standards that supplement the current system of fixed minimum capital and surplus requirements on a state-by-state basis. Regulatory compliance is determined by a ratio (the "Ratio") of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level rbc, as defined by the NAIC. Generally, a Ratio in excess of 200% of authorized control level rbc requires no corrective actions on behalf of the company or regulators. As of December 31, 1998, each of CNA Surety's insurance subsidiaries had a Ratio that was in compliance with the minimum rbc requirements.
      CNA Surety's insurance subsidiaries require capital to support premium writings. In accordance with industry and regulatory guidelines, the net written premiums to surplus ratio of a property and casualty insurer should not exceed 3 to 1 (the terms of the Credit Facility also limit this ratio to 3 to 1 for Western Surety and usa). On December 31, 1998, the Company had a combined statutory surplus of $169.9 million. The combined statutory surplus of Western Surety and sbca was $153.2 million and its net written premiums to surplus ratio was 1.6 to 1. usa's statutory surplus was $16.7 million and the net written premiums to surplus ratio was 1.4 to 1. On December 31, 1997, the Company had a combined statutory surplus of $142.4 million. Western Surety's statutory surplus was $128.7 million and its net written premiums to surplus ratio was 1.8 to 1. usa's statutory surplus was $13.7 million and its net written premiums to surplus ratio was 1.6 to 1. The Company believes that each insurance company's statutory surplus is sufficient to support its current and anticipated premium levels.
      The NAIC has also developed a rating system, the Insurance Regulatory Information System ("IRIS"), primarily intended to assist state insurance departments in overseeing the financial condition of all insurance companies operating within their respective states. IRIS consists of eleven key financial ratios that address various aspects of each insurer's financial condition and stability. In 1998, usa's IRIS ratios were within all of the

                                       CNA Surety Corporation 1998 Annual Report

"usual ranges" as defined by the NAIC. Western and its affiliated company sbca failed one ratio each: Agents Balance to Surplus and Change in Net Writings, respectively. Due to the Merger that occurred on September 30, 1997 and related reinsurance transaction, Western's agents balances increased significantly, causing this ratio to be outside the "usual" range. In 1998, sbca's net written premium included additional premium resulting from the introduction of a new notary program. Accordingly, this growth in premium caused this ratio to be outside the "usual" range.

IMPACT OF YEAR 2000 ON THE COMPANY
The widespread use of computer programs, both in the United States and internationally, that rely on two digit date fields to perform computations and decision making functions may cause computer systems to malfunction when processing information involving dates beginning after 1999. Such malfunctions could lead to business delays and disruptions.
      For several years prior to the Merger, CNAF and Western Surety had each, as a matter of normal maintenance and system development practices, begun to address Year 2000 considerations. The Company has continued to participate in CNAF's Year 2000 activities following the Merger. The Company's internal target for achieving Year 2000 internal substantial readiness generally coincided with CNAF's December 1, 1998 target substantial readiness date. Based upon internal certification achieved as part of the CNAF Year 2000 activities, the Company's management believes that the Company has accomplished the December 1, 1998 target date for its internal systems requiring renovation.

Independent Assessment of Year 2000 Readiness
In December 1997, the Company engaged an independent information consulting firm of national standing to perform a limited review and assessment of the Company's Year 2000 plans. This engagement included collecting and reviewing existing enterprise-wide and business unit Year 2000 plans and supporting documentation, reviewing the process for managing critical external agents and business partners, and determining if timing and coordination efforts appear reasonable with respect to program testing and enterprise certification. Based upon the Company's internal examination and the foregoing review and assessment, the Company has been and is currently in the process of implementing various resulting recommendations, including the designation of a Year 2000 project manager with broad authority for the management and coordination of all Year 2000 efforts and the establishment of regular Year 2000 status reporting by the project manager to senior management and the board of directors of CNA Surety.

Non-IT Systems Remediation Status
The Company considers its non-information technology ("non-it") systems to consist of essentially two elements: office facilities and communication systems, including telephone and facsimile systems.
      The Company leases space for home office and branch locations from various parties, including the Company's Chicago home office and various branch locations from CNAF pursuant to the Administrative Services Agreement ("asa"). The Company has confirmed with CNAF and building management for each building location that reasonable efforts are being undertaken to ensure timely Year 2000 readiness for such facilities and continues to monitor the progress of third-party landlords.
      Communication systems i.e., telephone switching equipment and facsimile server systems, are essential to the business operations of CNA Surety. CNAF has informed the Company that all communication systems provided by CNAF pursuant to the asa are anticipated to be Year 2000 ready, and management believes that usa and Western's separate communication systems will also be Year 2000 ready on a timely basis.

IT Systems Remediation Status
The Company has confirmed that information technology ("it") systems provided by CNAF pursuant to the asa have been certified by CNAF as Year 2000 ready.
      With respect to its internal systems, the Company has created plans to monitor the Year 2000 renovation or replacement of the Company's it systems. Several of these systems are deemed to be obsolete and will not be used in a Year 2000 ready business environment. As a result of a post-Merger Company initiative to consolidate

Management's Discussion and Analysis of Financial Condition and Results of Operations Cont.


and centralize disparate technology systems, Company management decided to combine any needed Year 2000 renovation effort with Western Surety's modification efforts.

Year 2000 Readiness
All existing it systems undergoing renovation have been internally certified as Year 2000 ready during the fourth quarter of 1998. In addition to having accomplished the December 1, 1998 target date for its internal systems requiring renovation the Company is currently developing and will be implementing several new it systems that it anticipates will become operational before January 1, 2000. The development and implementation of these systems will involve design and testing to confirm their Year 2000 readiness on a timely basis.

Year 2000 and IT Expenditures
The Company's enterprise-wide Year 2000 readiness efforts are currently estimated to cost approximately $540,000 in excess of the cost of ordinary software upgrades and replacements and will be funded through working capital. As of December 31, 1998, approximately $407,000 had been incurred in Year 2000-related expenditures. The estimated amount includes expenses incurred or anticipated to be incurred for third-party remediation and testing and additional equipment hardware purchases to facilitate further testing. The Year 2000 estimated readiness costs comprised approximately 5% of the Company's total 1998 it budget, and the Year 2000 estimated readiness costs anticipated to be expended in 1999 comprise approximately less than one percent of the Company's total 1999 it budget.

Business Partner Identification and Communication
The Company believes that it has identified and established communication regarding Year 2000 issues with substantially all of the business partners management considers to be significant to its operations. Management has not yet identified any one business partner whose expected failure to achieve timely Year 2000 readiness will materially and adversely impact the Company's ability to continue its business operations. However, due to the interdependent nature of computer systems, the Company may be adversely impacted depending upon whether it or other entities not af?liated with the Company (vendors and other business partners) address Year 2000 issues successfully.

Year 2000-related Risks
Management believes that the most reasonably likely worst case Year 2000 scenarios involve either failure of all or part of either or both the nation's telephonic and/or electrical power distribution systems. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the Year 2000 compliance of third parties, the Company is unable to determine with any degree of certainty the specific potential consequences of the Year 2000 problem. The failure of a third party to correct a material Year 2000 problem, which affects the Company's business operations, however, could have a material adverse effect on the Company's results of operations, financial condition and liquidity.

Contingency Plan
The Company has been and continues to be in the process of revising its overall enterprise contingency plan to address the continuation of key business processes. This planning considers disruptions in addition to Year 2000-related failures, such as fire, vandalism and other perils.
      Company management has concluded that it is not reasonably possible to continue the Company's business operations without the use of automation and information technology, such as computers and telephones. Management, for contingency planning, is considering using, as a back up for its main frame computer capability, an existing computer application that can be operated at stand-alone computer stations. Management believes that this particular application may provide a short-term solution that will enable the Company to process, record and invoice for transactions, and to store such transactional data until main frame processing capability is restored. Through Western Surety, the Company also subscribes to a third-party disaster recovery site, although access is subject to certain conditions and potential allocation among other subscribers. Further, as part of its contingency planning process, the Company is currently exploring the development of additional restoration alternatives.

                                       CNA Surety Corporation 1998 Annual Report

Company Products and Services' Year 2000 Exposures
Although the Company has not received any claims based on alleged losses resulting from the Year 2000 issues, there can be no assurance that bond obligees or insureds will not suffer losses of this type and seek compensation under the Company's bonds or policies. If any claims are made, the Company's obligations, if any, will depend upon the facts and circumstances of the claims and provisions of the bond or policy. At this time, the Company is unable to determine whether the adverse impact, if any, in connection with the foregoing circumstances would be material to the Company's results of operations, financial condition and liquidity.

IMPACT OF ADOPTING STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS ("SFAS")
In June 1997, the fasb issued sfas No. 130, "Reporting Comprehensive Income," which established accounting standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company has adopted sfas No. 130 in the accompanying Consolidated Financial Statements.
      In June 1997, the fasb issued sfas No. 131, "Disclosures about Segments of an Enterprise and Related Information," which established accounting standards about the way public enterprises report information about operating segments in its annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas and major customers. sfas No. 131 replaced sfas No. 14, "Financial Reporting for Segments of a Business Enterprise." The Company has adopted sfas No. 131 in the accompanying Consolidated Financial Statements.
      In February 1998, the fasb issued sfas No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises employers' disclosures about pensions and other postretirement benefit plans. sfas No. 132 does not change the measurement or recognition requirements of those plans under the previous accounting standards. The new standardized disclosures require additional information on changes in the benefit obligations and fair value of plan assets as well as eliminate certain disclosures from prior accounting standards that are no longer as useful. The Company has adopted sfas No. 132 in the accompanying Consolidated Financial Statements.
      In December 1997, the American Institute of Certified Public Accountants' Accounting Standards Executive Committee ("acsec") issued Statement of Position ("sop") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," which provides guidance on accounting by all entities that are subject to insurance-related assessments. It requires that entities should recognize liabilities for insurance-related assessments when all of the following criteria have been met: an assessment has been imposed or a probable assessment will be imposed; the event obligating an entity to pay an imposed or probable assessment has occurred on or before the date of the financial statements; and the amount of the assessment can be reasonably estimated. The Company has adopted sop 97-3 in the accompanying Consolidated Financial Statements. The adoption of which did not have a material effect on the Company's results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations Cont.


IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
In March 1998, the acsec issued sop 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for costs of computer software developed or obtained for internal use and for determining whether computer software is for internal use. For the purposes of the sop, internal-use software is software acquired, internally developed or modified solely to meet the entity's internal needs for which no substantive plan exists or is being developed to market the software externally during the software's development or modification. Accounting treatment for costs associated with software developed or obtained for internal use, as defined by this sop, is based upon a number of factors, including the point in time during the project that costs are incurred as well as the types of costs incurred. This sop is effective for financial statements for fiscal years beginning after December 15, 1998. The Company is currently evaluating the effects of this sop.
      In June 1998, the fasb issued sfas 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes standards for the accounting and reporting for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, and available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This Statement is not anticipated to have a material impact on the financial position and results of operations of the Company.
      In April 1998, acsec issued sop 98-5, "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs, as defined, to be expensed as incurred. sop 98-5 is effective for financial statements in 1999. The Company does not expect the adoption of this sop to have an impact on the operations or equity of the Company.
      In October 1998, acsec issued sop 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk," which provides accounting guidance for insurance and reinsurance contracts that do not transfer insurance risk, excluding long-duration life and health insurance contracts. CNA Surety is currently evaluating the effects of this sop. This statement is not anticipated to have a material impact on the financial position and results of operations of the Company.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
OF 1995
The statements which are not historical facts contained in this Form 10-k are forward-looking statements that involve risks and uncertainties, including, but not limited to, product and policy demand and market response risks, the effect of economic conditions, the impact of competitive products, policies and pricing, product and policy development, regulatory changes and conditions, rating agency policies and practices, development of claims and the effect on loss reserves, the performance of reinsurance companies under reinsurance contracts with the Company, investment portfolio developments and reaction to market conditions, the results of financing efforts, the actual closing of contemplated transactions and agreements, the effect of the Company's accounting policies, and other risks detailed in the Company's Securities and Exchange Commission filings. No assurance can be given that the actual results of operations and financial condition will conform to the forward-looking statements contained herein.

                                       CNA Surety Corporation 1998 Annual Report

                                                     CONSOLIDATED BALANCE SHEETS




In thousands, except per share data                                  December 31         1998         1997
--------------------------------------------------------------------------------     --------     --------
ASSETS
Invested assets and cash:
   Fixed income securities, at fair value

     (amortized cost: $418,866 and $265,545)                                         $423,914     $266,301
   Short-term investments, at cost (approximates fair value)                           57,865      147,235
   Other investments, at fair value                                                     5,830        6,001
   Cash                                                                                17,746          130
--------------------------------------------------------------------------------     --------     --------

     Total invested assets and cash                                                   505,355      419,667
Deferred policy acquisition costs                                                      74,488       64,144
Insurance receivables:
   Premiums                                                                             8,950        9,683
   Reinsurance, including $47,175 and $47,856 from affiliates                          55,350       55,151
Intangible assets, net of accumulated amortization of $7,347 and $1,447
   at December 31, 1998 and 1997, respectively                                        156,062      161,962
Prepaid reinsurance premiums                                                            2,157        2,101
Other assets                                                                           17,008       12,423
--------------------------------------------------------------------------------     --------     --------

     Total assets                                                                    $819,370     $725,131
================================================================================     ========     ========

LIABILITIES
Reserves:
   Unpaid losses and loss adjustment expenses                                        $150,020     $130,381
   Unearned premiums                                                                  183,708      171,787
--------------------------------------------------------------------------------     --------     --------

     Total reserves                                                                   333,728      302,168
Long-term debt                                                                        113,000      118,000
Deferred income taxes, net                                                             10,649           --
Payable for securities purchased                                                        8,517       10,609
Current income taxes payable                                                            6,726        6,547
Other liabilities                                                                      36,853       31,075
--------------------------------------------------------------------------------     --------     --------

     Total liabilities                                                               $509,473     $468,399
================================================================================     ========     ========



Commitments and contingencies (See Note 9)

STOCKHOLDERS' EQUITY
Preferred stock, par value $.01 per share, 20,000 shares authorized;
   none issued and outstanding                                                             --           --
Common stock, par value $.01 per share, 100,000 shares authorized; 44,093 shares issued and outstanding at December 31, 1998 and 43,320 issued and outstanding
   at December 31, 1997                                                                   441          433
Additional paid-in capital                                                            253,215      244,829
Retained earnings                                                                      52,984       10,996
Accumulated other comprehensive income                                                  3,257          474
--------------------------------------------------------------------------------     --------     --------

     Total stockholders' equity                                                       309,897      256,732
--------------------------------------------------------------------------------     --------     --------

     Total liabilities and stockholders' equity                                      $819,370     $725,131
================================================================================     ========     ========

The accompanying notes are an integral part of these financial statements.

---------------------------------
CONSOLIDATED STATEMENTS OF INCOME
---------------------------------

and Statements of Certain Revenues and Direct Operating Expenses of Predecessor

                                                                    September 30
                                                                        (Date of  PREDECESSOR
                                                                      Inception)  Nine Months  PREDECESSOR
                                                        Year Ended       through        Ended   Year Ended
                                                       December 31   December 31 September 30  December 31
In thousands, except per share data                           1998          1997         1997         1996
-----------------------------------------------------  -----------  ------------ ------------  -----------
Revenues:
   Net earned premium                                     $258,737       $65,433     $108,564     $149,069
   Net investment income                                    24,259         5,766           --           --
   Net realized investment gains                               844            85           --           --
-----------------------------------------------------  -----------  ------------ ------------  -----------

     Total revenues                                        283,840        71,284      108,564      149,069
-----------------------------------------------------  -----------  ------------ ------------  -----------

Expenses:
   Net losses and loss adjustment expenses                  44,998        12,134      (11,516)      33,006
   Net commissions, brokerage and other underwriting       151,966        38,213       59,674       81,615
   Interest expense                                          7,218         1,831           --           --
   Amortization of intangible assets                         5,900         1,447           --           --
-----------------------------------------------------  -----------  ------------ ------------  -----------

     Total expenses                                        210,082        53,625       48,158      114,621
-----------------------------------------------------  -----------  ------------ ------------  -----------

Income before income taxes (Excess of net earned
   premium over direct operating expenses, before
   income taxes, for Predecessor)                           73,758        17,659       60,406       34,448
Income taxes                                                28,243         6,663       21,241       12,188
-----------------------------------------------------  -----------  ------------ ------------  -----------

Netincome (Excess of net earned premium over
   direct operating expenses, before income taxes,
   for Predecessor)                                       $ 45,515       $10,996     $ 39,165     $ 22,260
-----------------------------------------------------  -----------  ------------ ------------  -----------

Earnings per share                                        $   1.04       $  0.25
=====================================================  ===========  ============

Earnings per share, assuming dilution                     $   1.04       $  0.25
=====================================================  ===========  ============

Weighted average shares outstanding                         43,722        43,302
=====================================================  ===========  ============

Weighted average shares outstanding, assuming dilution      43,875        43,552
=====================================================  ===========  ============

The accompanying notes are an integral part of these financial statements.

                                 -----------------------------------------------
                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 -----------------------------------------------

                                                                                                           Accumulated
                                                                    Additional                                   Other        Total
                                         Common Stock                  Paid-In  Comprehensive  Retained  Comprehensive Stockholders'
In thousands                            Shares Issued Common Stock     Capital         Income  Earnings         Income       Equity
--------------------------------------- ------------- ------------  ----------  -------------  --------  ------------- -------------
Balance, September 30, 1997
   (Date of Inception)                             -- $         --  $       --  $          --  $     --  $          -- $         --
Comprehensive income:
   Net income                                      --           --          --         10,996    10,996             --       10,996
Other comprehensive income:
   Change in unrealized gains on
     securities (after income taxes),
     net of reclassification
     adjustment of $0                              --           --          --            474        --            474          474
--------------------------------------                                          -------------
Total comprehensive income                                                      $      11,470
======================================                                          =============

Increase due to Capsure
   Acquisition (See Note 2)                    43,294          433     181,629                       --             --      182,062
Capital contribution and the
   effects of reinsurance
   agreements (See Note 2)                         --           --      62,859                       --             --       62,859
Stock options exercised                            26           --         341                       --             --          341
--------------------------------------- ------------- ------------  ----------                 --------  ------------- -------------
Balance, December 31, 1997                     43,320 $        433  $  244,829                 $ 10,996  $         474 $    256,732
--------------------------------------- ------------- ------------  ----------                 --------  ------------- -------------

Comprehensive income:
   Net income                                      --           --          --         45,515    45,515             --       45,515
Other comprehensive income:
   Change in unrealized gains on
     securities (after income taxes),
     net of reclassification
     adjustment of $208                            --           --          --          2,783        --          2,783        2,783
--------------------------------------                                          -------------
Total comprehensive income                                                      $      48,298
======================================                                          =============

Issuance of common stock                          628            6       7,525                       --             --        7,531
Stock options exercised                           145            2         861                       --             --          863
Dividends paid to stockholders                     --           --          --                   (3,527)            --       (3,527)
--------------------------------------- ------------- ------------  ----------                 --------  ------------- -------------
Balance, December 31, 1998                     44,093 $        441  $  253,215                 $ 52,984  $       3,257 $    309,897
======================================= ============= ============  ==========                 ========  ============= =============

The accompanying notes are an integral part of these financial statements.

-------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------

                                                                                              September 30
                                                                                                 (Date of
                                                                                                Inception)
                                                                                  Year Ended      through
                                                                                  December 31  December 31
In thousands                                                                             1998
--------------------------------------------------------------------------------- ----------- ------------
OPERATING ACTIVITIES
Net income                                                                        $    45,515 $     10,996
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                                        7,720        1,915
   Accretion of bond discount, net                                                      2,065          172
   Net realized investment gains                                                         (844)         (85)
Changes in:
   Insurance receivables                                                                  534      (13,282)
   Reserve for unearned premiums                                                       11,921        7,184
   Reserve for unpaid losses and loss adjustment expenses                              19,639        8,100
   Deferred policy acquisition costs                                                  (10,344)       4,950
   Deferred income taxes, net                                                           7,485        4,038
   Other assets and liabilities                                                         5,002        5.010
--------------------------------------------------------------------------------- ----------- ------------

Net cash provided by operating activities                                              88,693       28,998
--------------------------------------------------------------------------------- ----------- ------------

INVESTING ACTIVITIES Fixed income securities:
   Purchases                                                                         (297,654)    (149,580)
   Maturities                                                                          56,947        8,654
   Sales                                                                               86,170        5,146
Changes in short-term investments                                                      89,370     (117,919)
Other, net                                                                             (5,417)        (586)
--------------------------------------------------------------------------------- ----------- ------------

Net cash used in investing activities                                                 (70,584)    (254,285)
--------------------------------------------------------------------------------- ----------- ------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                               --      118,000
Collection of receivable from affiliates, net                                              --      116,939
Principal payments on long-term debt                                                   (5,000)     (54,000)
Capital contribution from CCC                                                              --       52,250
Closing dividend to Capsure stockholders                                                   --      (10,591)
Proceeds from issuance of common stock                                                  7,531           --
Dividend to stockholders                                                               (3,527)          --
Other                                                                                     503          126
--------------------------------------------------------------------------------- ----------- ------------

Net cash (used in) provided by financing activities                                      (493)     222,724
--------------------------------------------------------------------------------- ----------- ------------

Increase (decrease) in cash                                                            17,616       (2,563)
Cash at beginning of period                                                               130        2,693
--------------------------------------------------------------------------------- ----------- ------------

   Cash at end of period                                                          $    17,746 $        130
================================================================================= =========== ============

Supplemental Disclosure of Cash Flow Information:
   Cash paid during the period for:
     Interest                                                                     $     6,721 $      1,704
     Income taxes                                                                 $    17,750 $         --
   Non-cash investing activities:
     Common stock and options issued in connection with
       Capsure acquisition (See Note 2)                                           $        -- $    182,062
================================================================================= =========== ============

The accompanying notes are an integral part of these financial statements.

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES
Formation of CNA Surety Corporation and Merger
In December 1996, CNA Financial Corporation ("CNAF") and Capsure Holdings Corp. ("Capsure") agreed to merge (the "Merger") the surety business of CNAF with Capsure's insurance subsidiaries, Western Surety Company ("Western Surety") and Universal Surety of America ("usa"), into CNA Surety Corporation ("CNA Surety" or the "Company"). CNAF, through its operating subsidiaries, writes multiple lines of property and casualty insurance, including surety business that is reinsured by Western Surety. CNAF owns approximately 61% of the outstanding common stock of CNA Surety. Loews Corporation owns approximately 85% of the outstanding common stock of CNAF. The principal operating subsidiaries of CNAF that wrote the surety line of business for their own account prior to the Merger were Continental Casualty Company and its property and casualty affiliates (collectively, "CCC") and The Continental Insurance Company and its property and casualty affiliates (collectively, "CIC"). CIC was acquired by CNAF on May 10, 1995. The combined surety operations of CCC and CIC are referred to herein as CCC Surety Operations ("Predecessor").

      Pursuant to a reorganization agreement, CCC Surety Operations and Capsure merged their respective operations at the close of business on September 30, 1997 ("Merger Date"). CNAF, through its property and casualty subsidiaries, CCC and CIC, contributed $52.25 million of capital to CNA Surety. Through reinsurance agreements, CCC and CIC ceded to Western Surety all of their net unearned premiums and loss and loss adjustment expense reserves, as of the Merger Date, and will cede to Western Surety all surety business written or renewed by CCC and CIC for a period of five years thereafter. Further, CCC and CIC have agreed to assume the obligation for any adverse development on recorded reserves for CCC Surety Operations as of the Merger Date, to limit the loss ratio on certain defined business written by CNA Surety through December 31, 2000 and to provide certain additional excess of loss reinsurance. CCC also agreed to provide certain administrative services at specified rates, subject to inflationary increases, for three years after the Merger, if CNA Surety chooses to purchase such services.

Principles of Consolidation
The consolidated financial statements include the accounts of CNA Surety Corporation and all majority-owned subsidiaries. The consolidated financial statements include the actual combined consolidated operating results of CCC Surety Operations and Capsure since the Merger Date.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Predecessor Financial Information
The accompanying Statements of Certain Revenues and Direct Operating Expenses for the nine months ended September 30, 1997 and for the year ended December 31, 1996, reflect premiums earned, losses incurred, loss adjustment expenses (allocated and unallocated) and other direct operating expenses of CCC Surety Operations, the Predecessor. Such operating revenues and costs as investment income, realized gains and losses on investments and certain general and administrative expenses, which are indirect or overhead in nature, are not reflected in operating results since such items were not historically allocated to CCC Surety Operations by CNAF or its subsidiaries.

      Since the accompanying Predecessor financial statements exclude certain revenues and expenses, these financial statements are not intended to be a complete presentation of CCC Surety Operations. Those revenues and costs that are reflected in the accompanying financial statements have been determined in accordance with generally accepted accounting principles.

Investments
Management believes the Company has the ability to hold all fixed income securities to maturity. However, the Company may dispose of securities prior to their scheduled maturity due to changes in interest rates, prepayments, tax and credit considerations, liquidity or regulatory capital requirements, or other similar factors. As a result, the

Notes to Consolidated Financial Statements Cont.

Company considers all of its fixed income securities (bonds and redeemable preferred stocks) and equity securities as available-for-sale. These securities are reported at fair value, with unrealized gains and losses, net of deferred income taxes, reported as a separate component of stockholders' equity. Cash flows from purchases, sales and maturities are reported gross in the investing activities section of the cash flow statement.

     The amortized cost of fixed income securities is determined based on cost and the cumulative effect of amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in investment income. For mortgage-backed and certain asset-backed securities, the Company recognizes income using the effective yield method based on estimated cash flows. Investment gains or losses realized on the sale of securities are determined using the specific identification method. Investments with an other-than-temporary decline in value are written down to fair value, resulting in losses that are included in realized investment gains and losses.

     Short-term investments are carried at amortized cost which approximates fair value.

Deferred Policy Acquisition Costs
Policy acquisition costs, consisting of commissions and other underwriting expenses which vary with, and are directly related to, the production of business, net of reinsurance commission income, are deferred and amortized as a charge to income as the related premiums are earned.

Intangible Assets
The Merger of CCC Surety Operations and Capsure has been accounted for by CNA Surety as an acquisition of Capsure, using purchase accounting. Intangible assets represent goodwill and identified intangibles arising from the acquisition of Capsure and goodwill arising from the May 1995 acquisition of CIC by CNAF that was allocated to the surety business of CIC. Intangible assets are amortized on a straight line basis generally over 30 years.

     Management assesses the recoverability of intangible assets based upon estimates of undiscounted future operating cash flows whenever significant events or changes in circumstances suggest that the carrying amount of an asset may not be recoverable.

Reserves for Unpaid Losses and Loss Adjustment Expenses
The estimated liability for unpaid losses and loss adjustment expenses includes, on an undiscounted basis, estimates of (a) the ultimate settlement value of reported claims, (b) incurred but not reported ("ibnr") claims, (c) future expenses to be incurred in the settlement of claims and (d) claim recoveries, before reinsurance recoveries which are reported as an asset. These estimates are determined based on the Company's loss experience as well as consideration of industry experience, current trends and conditions. The estimated liability for unpaid losses and loss adjustment expenses is an estimate and there is the potential that actual future loss payments will differ significantly from initial estimates. The methods of determining such estimates and the resulting estimated liability are regularly reviewed and updated. Changes in the estimated liability are reflected in operating income in the year in which such changes are determined to be needed.

Insurance Premiums
Insurance premiums are recognized as revenue ratably over the terms of the related policies. Premium revenues are net of amounts ceded to reinsurers. Unearned premiums represent the portion of premiums written, before ceded reinsurance which is shown as an asset, applicable to the unexpired terms of policies in force calculated on a daily pro rata basis.

Reinsurance
The Company assumes and cedes insurance with other insurers and reinsurers to limit maximum loss, provide greater diversification of risk and minimize exposure on larger risks. Premiums and loss and loss adjustment expenses that are ceded under reinsurance arrangements reduce the respective revenues and expenses. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy and are reported as reinsurance receivable rather than netted against the estimated liability for unpaid losses and loss adjustment expenses.

Stock-Based Compensation
As allowed under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company accounts for its stock option plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has not issued stock options where the exercise price is less than the fair market value of the Company's common stock on the date of grant and, accordingly, no compensation expense has been recognized.

Income Taxes
Deferred income taxes are established for the future tax effects of temporary differences between the tax and financial reporting bases of assets and liabilities using currently enacted tax rates. Such temporary differences primarily relate to insurance reserves, deferred policy acquisition costs and intangible assets. The effect on deferred taxes of a change in tax rates is recognized in income in the period of enactment.

Earnings Per Share
Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed based on the weighted average number of shares outstanding plus the dilutive effect of common stock equivalents which is computed using the treasury stock method.

Accounting Changes
In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which established accounting standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company has adopted SFAS No. 130 in the accompanying Consolidated Financial Statements.
      In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which established accounting standards about the way public enterprises report information about operating segments in its annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 replaced SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." The Company has adopted the disclosure requirements of SFAS No. 131 in the accompanying Consolidated Financial Statements.
      In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises employers' disclosures about pensions and other postretirement benefit plans. SFAS No. 132 does not change the measurement or recognition requirements of those plans under the previous accounting standards. The new standardized disclosures require additional information on changes in the benefit obligations and fair value of plan assets as well as eliminate certain disclosures from prior accounting standards that are no longer as useful. The Company has adopted the disclosure requirements of SFAS No. 132 in the accompanying Consolidated Financial Statements.
      In December 1997, the American Institute of Certified Public Accountants' Accounting Standards Executive Committee issued Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," which provides guidance on accounting by all entities that are subject to insurance-related assessments. It requires that entities should recognize liabilities for insurance-related assessments when all of the following criteria have been met: an assessment has been imposed or a probable assessment will be imposed; the event obligating an entity to pay an imposed or probable assessment has occurred on or before the date of the financial statements; and the amount of the assessment can be reasonably estimated. The Company has adopted SOP 97-3 in the accompanying Consolidated Financial Statements. The adoption of this SOP did not have a material effect on the Company's results of operations or equity.

Notes to Consolidated Financial Statements Cont.

Reclassifications
Certain reclassifications have been made to the 1997 and Predecessor financial statements to conform with the presentation in the 1998 Consolidated Financial Statements.

NOTE 2. CAPSURE ACQUISITION
The purchase price for Capsure has been allocated to Capsure's assets that were acquired and to Capsure's liabilities that were assumed based on the estimated fair value of such assets and liabilities at the Merger Date. The purchase price for the outstanding shares of Capsure common stock was determined as follows:

     In thousands
     -----------------------------------------------------------------------------------   ---------
     Traded value of Capsure shares to be exchanged at $11.00 per share                     $178,177
     Value of Capsure options                                                                  2,527
     CCC Surety Operations merger-related costs                                                1,358
     -----------------------------------------------------------------------------------   ---------

     Total purchase price                                                                   $182,062
     ===================================================================================   =========



     The purchase price was allocated as follows:

     In thousands
     -----------------------------------------------------------------------------------   ---------

     Capsure net assets at historical cost                                                  $100,875
     Fair value adjustments:
        Purchased intangibles                                                                (73,844)
        Intangibles arising from Merger                                                      155,031
     -----------------------------------------------------------------------------------   ---------

     Total purchase price                                                                   $182,062
     ===================================================================================   =========



     CNA Surety's beginning stockholders' equity was comprised of the following:

     In thousands
     -----------------------------------------------------------------------------------   ---------

     Purchase price                                                                         $182,062
     Capital contribution of $52,250 from CCC and the effects of reinsurance agreements       62,859
     -----------------------------------------------------------------------------------   ---------

     Stockholders' equity                                                                   $244,921
     ===================================================================================   =========

Unaudited Pro Forma Results
The following table of unaudited pro forma information has been prepared as if the acquisition of Capsure had been consummated at the beginning of each respective year. This unaudited pro forma financial information gives effect to the following: (i) adjustment to the Capsure statement of operations for the year ended December 31, 1996, as reported, to reflect the income effects as if the $10 per share special distribution was made on January 1, 1996; (ii) consummation of the Merger and the related transactions and the contribution of capital to and the incurrence of additional debt by CNA Surety; (iii) purchase accounting adjustments to reflect Capsure's assets and liabilities at fair value; (iv) estimated indirect and overhead expenses for the CCC Surety Operations; and (v) estimated interest expense related to the additional debt:


                                              Three Months Ended December 31   Years Ended December 31
                                                      (Actual)   (Pro Forma)               (Pro Forma)
                                              ----------------   -----------   -----------------------
                                                     Unaudited     Unaudited    Unaudited    Unaudited
     In thousands, except per share amount                1997          1996         1997         1996
     ---------------------------------------  ----------------   -----------   ----------    ---------
     Revenues                                          $71,284       $62,754     $258,682     $250,194
     Net income                                        $10,996       $ 4,345     $ 34,375     $ 22,432
     Earnings per share                                $  0.25       $  0.10     $   0.79     $   0.52
     =======================================  ================   ===========   ==========    =========

The foregoing unaudited pro forma operating results include non-recurring charges, primarily merger-related costs of Capsure, of $22.0 million, net of tax (or $0.51 per share) for the year ended December 31, 1997 and $1.1 million, net of tax (or $0.03 per share) and $5.7 million, net of tax (or $0.13 per share) of non-recurring charges and merger-related costs of Capsure for the three and twelve month periods ended December 31, 1996, respectively.

      This unaudited pro forma financial information is intended for information purposes only and is not necessarily indicative of the results of operations which would have been achieved and reported had the Merger and related transactions been consummated on the dates assumed, nor is it necessarily indicative of the future consolidated operating results of CNA Surety.

NOTE 3. Investments
The estimated fair value and amortized cost of fixed income securities held by CNA Surety by investment category, were as follows:

                                                                           Gross       Gross
                                                         Amortized    Unrealized   Unrealized    Estimated
December 31, 1998  In thousands                       Cost or Cost         Gains       Losses   Fair Value
---------------------------------------------------   ------------    ----------   ----------   ----------
Fixed income securities:
U.S. Treasury securities and obligations of U.S.
   Government and agencies:
   U.S. Treasury                                          $ 19,009        $  412          $--     $ 19,421
   U.S. Agencies                                            68,922         2,189           --       71,111
   Collateralized mortgage obligations                      17,741            78          (76)      17,743
   Mortgage pass-through securities                         24,834           172           (1)      25,005
Obligations of states and political subdivisions           206,264         2,329         (355)     208,238
Corporate bonds                                             36,538           686         (465)      36,759
Non-agency collateralized mortgage obligations              18,811            32         (149)      18,694
Other asset-backed securities:
   Second mortgages/home equity loans                       12,169           219           (1)      12,387
   Credit card receivables                                   4,896             5           (3)       4,898
   Other                                                     9,682            24          (48)       9,658
---------------------------------------------------   ------------    ----------   ----------   ----------

     Total fixed income securities                        $418,866        $6,146      $(1,098)    $423,914
===================================================   ============    ==========   ==========   ==========

                                                                           Gross       Gross
                                                         Amortized    Unrealized   Unrealized    Estimated
December 31, 1997  In thousands                       Cost or Cost         Gains       Losses   Fair Value
---------------------------------------------------   ------------    ----------   ----------   ----------
Fixed income securities:
U.S. Treasury securities and obligations of U.S.
   Government and agencies:
   U.S. Treasury                                          $ 59,140        $  218         $ (3)    $ 59,355
   U.S. Agencies                                            51,331           298           --       51,629
   Collateralized mortgage obligations                      37,550           151         (134)      37,567
   Mortgage pass-through securities                         34,217            42          (89)      34,170
Obligations of states and political subdivisions             3,556            14           --        3,570
Corporate bonds                                             26,644           350         (154)      26,840
Non-agency collateralized mortgage obligations              19,654            41          (69)      19,626
Other asset-backed securities:
   Second mortgages/home equity loans                       21,678            80          (16)      21,742
   Credit card receivables                                   6,498            15           --        6,513
   Other                                                     5,277            18           (6)       5,289
---------------------------------------------------   ------------    ----------   ----------   ----------

     Total fixed income securities                        $265,545        $1,227        $(471)    $266,301
===================================================   ============    ==========   ==========   ==========


The Company's insurance subsidiaries, as required by state law, deposit certain securities with state insurance regulatory authorities. At December 31, 1998, securities on deposit had an aggregate carrying value of $3.7 million.
      Short-term investments are generally comprised of U.S. Treasury bills, corporate notes, money market funds and investment grade commercial paper equivalents.

Notes to Consolidated Financial Statements Cont.

     The amortized cost and estimated fair value of fixed income securities, by contractual maturity, at December 31, 1998 and 1997 are shown below. Actual maturities will differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

          In thousands                                                                1998                         1997
          --------------------------------------------------- ----------------------------  ---------------------------
                                                                                Estimated                     Estimated
          Fixed Income Securities:                            Amortized Cost    Fair Value  Amortized Cost   Fair Value
          --------------------------------------------------- --------------    ----------  --------------   ----------
          Due within one year                                       $  3,354      $  3,364        $     --     $     --
          Due after one year but within five years                    67,091        68,817         112,097      112,616
          Due after five years but within ten years                  160,158       163,152           1,000        1,015
          Due after ten years                                        100,130       100,196          27,574       27,763
          --------------------------------------------------- --------------    ----------  --------------   ----------
                                                                     330,733       335,529         140,671      141,394
          Mortgage pass-through securities, collateralized
             mortgage obligations and asset-backed securities         88,133        88,385         124,874      124,907
          --------------------------------------------------- --------------    ----------  --------------   ----------
                                                                    $418,866      $423,914        $265,545     $266,301
          =================================================== ==============    ==========  ==============   ==========

Major categories of net investment income and net realized investment gains (losses) were as follows:


                                                                                                           September 30
                                                                                                               (Date of
                                                                                                             Inception)
                                                                                                Year Ended      through
                                                                                               December 31  December 31
     In thousands                                                                                     1998         1997
     ----------------------------------------------------------------------------------------- ----------- ------------
     Investment income:
        Fixed income securities                                                                    $22,111       $3,061
        Short-term investments                                                                       2,233        2,707
        Other                                                                                          523          112
     ----------------------------------------------------------------------------------------- ----------- ------------

          Total investment income                                                                   24,867        5,880
     Investment expenses                                                                              (608)        (114)
     ----------------------------------------------------------------------------------------- ----------- ------------

     Net investment income                                                                         $24,259       $5,766
     ----------------------------------------------------------------------------------------- ----------- ------------

     Gross realized investment gains:
        Fixed income securities                                                                    $   867       $   90
        Other                                                                                            2           11
     Gross realized investment losses:
        Fixed income securities                                                                        (19)          --
        Other                                                                                           (6)         (16)
     ----------------------------------------------------------------------------------------- ----------- ------------

     Net realized investment gain                                                                  $   844       $   85
     ========================================================================================= =========== ============

Net unrealized gain on securities included in stockholders' equity at December 31, 1998 and 1997 was comprised of the following:


                                                                   1998                                    1997
                                  -------------------------------------  --------------------------------------
     In thousands                       Gains       Losses          Net         Gains       Losses          Net
     ---------------------------- -----------  -----------  -----------  ------------  -----------  -----------
     Fixed income securities           $6,146      $(1,098)     $ 5,048        $1,227        $(471)        $756
     Other                                 --          (37)         (37)           --          (27)         (27)
     ---------------------------- -----------  -----------  -----------  ------------  -----------  -----------

                                       $6,146      $(1,135)       5,011        $1,227        $(498)         729
     ---------------------------- -----------  -----------               ------------  -----------  -----------
     Deferred income taxes                                       (1,754)                                   (255)
                                                            -----------

     Net unrealized gain
        on securities                                           $ 3,257                                    $474
     ============================                           ===========                             ===========

NOTE 4. LONG-TERM DEBT
CNA Surety has a five-year unsecured revolving credit facility that provides for borrowings of up to $130 million. The interest rate on borrowings under the credit facility may be fixed, at CNA Surety's option, for a period of one, two, three or six months and is based on, among other rates, the London Interbank Offered Rate ("libor") plus applicable margin. The margin, including the facility fee, varies based on CNA Surety's leverage ratio (debt to total capitalization) and ranges from 0.25% to 0.40%. The credit facility provides for the payment of all outstanding principal balances after five years with no required principal payments prior to such time.
      The credit facility contains among other conditions, limitations on CNA Surety with respect to the incurrence of additional indebtedness and requires the maintenance of certain financial ratios. As of December 31, 1998, management believes that the Company was in compliance with all restrictions or covenants contained in the credit facility agreement.
      The consolidated balance sheet at December 31, 1998 reflects total long-term debt of $113 million and $118 million at December 31, 1997. The 1997 balance consisted of borrowings of $54 million to retire pre-existing Capsure debt, $51 million of borrowings of which $50 million was contributed to Western Surety in connection with the Merger and $13 million of borrowings to pay a closing dividend to Capsure stockholders and other merger-related costs. The weighted average interest rate on outstanding borrowings was 5.53% and 6.17% at December 31, 1998 and 1997, respectively.

NOTE 5. Fair Value of Financial Instruments
The following table summarizes fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values may be based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. Potential taxes and other transactions have not been considered in estimating fair value. Accordingly, the estimates presented herein are subjective in nature and are not necessarily indicative of the amounts that the Company could realize in a current market exchange. This information excludes certain financial instruments and all non-financial instruments such as insurance contracts from fair value disclosure. Therefore, these fair value amounts cannot be aggregated to determine the underlying economic value of the Company.
      The carrying amounts and estimated fair values of financial instruments at December 31, 1998 and 1997 were as follows:

                                                       1998                          1997
                              -----------------------------  ----------------------------
                                                 Estimated                      Estimated
In thousands                  Carrying Amount    Fair Value  Carrying Amount   Fair Value
----------------------------  ---------------    ----------  ----------------  ----------
Fixed income securities              $423,914      $423,914          $266,301    $266,301
Short-term investments                 57,865        57,865           147,235     147,235
Other investments                       5,830         5,830             6,001       6,001
Cash                                   17,746        17,746               130         130
Long-term debt                        113,000       113,000           118,000     118,000
============================  ===============    ==========  ================  ==========

The following methods and assumptions were used by the Company in estimating fair values of financial instruments: Investments--The estimated fair values for the fixed income securities are based upon quoted market prices, where available. For fixed income securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. Cash, Short-Term Investments and Other Investments--The carrying value for these instruments approximates their estimated fair values. Long-Term Debt--The estimated fair value of the Company's long-term debt is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturity.

Notes to Consolidated Financial Statements Cont.

NOTE 6. DEFERRED POLICY ACQUISITION COSTS
Policy acquisition costs deferred and the related amortization of deferred policy acquisition costs were as follows:


                                                                         September 30
                                                                             (Date of      Predecessor
                                                                            Inception)  Nine(1) Months   Predecessor
                                                             Year Ended       through            Ended    Year Ended
                                                            December 31   December 31     September 30   December 31
     In thousands                                                  1998          1997             1997
     -----------------------------------------------------  -----------  -------------  --------------   -----------
     Balance at beginning of period                           $  64,144      $ 69,094         $ 37,689      $ 42,727
        Costs deferred                                          115,764        20,931           48,126        61,344
        Amortization                                           (105,420)      (25,881)         (48,075)      (66,382)
        Deferred policy acquisition costs of Capsure
          at September 30, 1997, date of Merger                      --            --           31,354            --
     -----------------------------------------------------  -----------  -------------  --------------   -----------

     Balance at end of period                                 $  74,488      $ 64,144         $ 69,094      $ 37,689
     =====================================================  ===========  =============  ==============   ===========

     (1) Amounts are for Predecessor except for the deferred policy acquisition costs of Capsure acquired and the balance at the end of the period which is for CNA Surety.

NOTE 7. REINSURANCE
The Company's insurance subsidiaries, in the ordinary course of business, cede reinsurance to other insurance companies to limit their exposure to loss. Reinsurance arrangements are used to limit maximum loss, provide greater diversification of risk and minimize exposure on larger risks. Reinsurance contracts do not ordinarily relieve the Company of its primary obligations to claimants. Therefore, a contingent liability exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. The Company evaluates the financial condition of its reinsurers, establishes allowances for uncollectible amounts and monitors concentrations of credit risk. At December 31, 1998, CNA Surety's largest reinsurance receivable, including prepaid reinsurance premiums of $1.0 million, was approximately $3.4 million with a company rated a++ (Superior) by a.m. Best Company, Inc. The effect of reinsurance on premiums written and earned was as follows:


                                                 September 30           Predecessor
                                           (Date of Inception)          Nine Months            Predecessor
                             Year Ended               through                 Ended             Year Ended
                            December 31           December 31          September 30            December 31
                                   1998                  1997                  1997                   1996
                  ---------------------   -------------------    ------------------    -------------------
In thousands        Written      Earned    Written     Earned    Written     Earned     Written     Earned
----------------  ---------    --------   ---------  --------    --------  --------    --------   --------
Direct             $105,288    $103,298    $24,561    $27,159    $114,969  $112,751    $152,517   $158,160
Assumed from
   affiliates       172,935     163,003     50,691     40,653          --        --          --         --
Assumed from
   non-affiliates        --          --         --         --       1,106     2,034       2,691      2,429
Ceded                (7,621)     (7,564)    (1,263)    (2,379)     (7,445)   (6,221)    (11,304)   (11,520)
----------------  ---------    --------   ---------  --------    --------  --------    --------   --------

Net premiums       $270,602    $258,737    $73,989    $65,433    $108,630  $108,564    $143,904   $149,069
================  =========    ========   =========  ========    ========  ========    ========   ========

Assumed premiums from affiliates are comprised of all surety business written or renewed, net of reinsurance, by CCC and CIC after the Merger Date that is reinsured by Western Surety pursuant to intercompany reinsurance and related agreements.

The effect of reinsurance on losses and loss adjustment expenses incurred was as follows:

                                                                    September 30
                                                                        (Date of    PREDECESSOR
                                                                       Inception)   Nine Months    PREDECESSOR
                                                        Year Ended       through          Ended     Year Ended
                                                       December 31   December 31   September 30    December 31
In thousands                                                  1998          1997           1997           1996
-----------------------------------------------------  -----------  ------------   ------------    -----------
Gross losses and loss adjustment expenses                  $53,828       $12,613      $ (7,265)        $29,952
Reinsurance recoveries                                      (8,830)         (479)       (4,251)          3,054
-----------------------------------------------------  -----------  ------------   ------------    -----------

Net losses and loss adjustment expenses                    $44,998       $12,134      $(11,516)        $33,006
=====================================================  ===========  ============   ============    ===========

Note 8. Reserves for Losses and Loss Adjustment Expenses
Activity in the reserves for unpaid losses and loss adjustment expenses was as follows:


                                                                    September 30
                                                                        (Date of       Predecessor
                                                                       Inception)   Nine(1) Months    Predecessor
                                                        Year Ended       through             Ended     Year Ended
                                                       December 31   December 31      September 30    December 31
In thousands                                                  1998          1997              1997           1996
-----------------------------------------------------  -----------  ------------    --------------    -----------
Reserves at beginning of period:
Gross                                                     $130,381      $122,281          $119,151       $138,657
Ceded reinsurance                                            7,656         7,273            15,467         24,531
-----------------------------------------------------  -----------  ------------    --------------    -----------
   Net reserves at beginning of period                     122,725       115,008           103,684        114,126
-----------------------------------------------------  -----------  ------------    --------------    -----------
Net incurred loss and loss adjustment expenses:
   Provision for insured events of current period           49,350        12,781            23,484         42,748
   Decrease in provision for insured events of
     prior periods                                          (4,352)         (647)          (35,000)        (9,742)
-----------------------------------------------------  -----------  ------------    --------------    -----------
     Total net incurred                                     44,998        12,134           (11,516)        33,006
-----------------------------------------------------  -----------  ------------    --------------    -----------
Net payments attributable to:
   Current period events                                     6,094         4,256             4,307          7,728
   Prior period events                                      19,595           161             3,780         35,720
-----------------------------------------------------  -----------  ------------    --------------    -----------
     Total net payments                                     25,689         4,417             8,087         43,448
-----------------------------------------------------  -----------  ------------    --------------    -----------
Net reserves of Capsure at September 30, 1997,
   date of Merger                                               --            --            30,927             --
Net reserves at end of period                              142,034       122,725           115,008        103,684
Ceded reinsurance at end of period                           7,986         7,656             7,273         15,467
-----------------------------------------------------  -----------  ------------    --------------    -----------
     Gross reserves at end of period                      $150,020      $130,381          $122,281       $119,151
=====================================================  ===========  ============    ==============    ===========

(1) Amounts are for Predecessor except for the net reserves of Capsure and both ceded reinsurance and gross reserves at the end of the period which are for CNA Surety.

Based on the CCC Surety Operations' study of reserves, management determined that it had been overly cautious in interpreting claim data and had discounted favorable trends. Consistent with the CCC Surety Operations' regular study of reserve levels, the CCC Surety Operations released $35.0 million of prior year reserves in 1997. Approximately $33 million of this reserve development related to CIC and principally to accident years prior to 1996.

NOTE 9. COMMITMENTS AND CONTINGENCIES
At December 31, 1998, the future minimum commitment under operating leases was as follows: 1999-$3.5 million; 2000-$2.4 million; 2001-$2.0 million; 2002-$0.4 million and 2003 and thereafter-$0.1 million. Total rental expense for the year ended December 31, 1998 was $3.3 million and $0.8 million for the period from September 30, 1997 (date of inception) through December 31, 1997.

Notes to Consolidated Financial Statements Cont.

     The Company and its subsidiaries are parties to various lawsuits arising in the normal course of business, some seeking material damages. The Company believes the resolution of these lawsuits will not have a material adverse effect on its financial condition or its results of operations.

NOTE 10. INCOME TAXES
The components of deferred income taxes as of December 31, 1998 and 1997 were as follows:

     In thousands                                                 1998         1997
     -------------------------------------------------------  --------      -------
     Deferred tax assets related to:
        Net operating losses                                  $  3,767      $17,516
        Unearned premium reserve                                12,709       11,737
        Accrued expenses                                         3,768        5,205
        Loss and loss adjustment expense reserve                 3,059        2,444
        Other                                                    2,644        2,966
     -------------------------------------------------------  --------      -------

          Total gross deferred tax assets                       25,947       39,868
     -------------------------------------------------------  --------      -------

        Valuation allowance                                         --        7,950
     -------------------------------------------------------  --------      -------

     Deferred tax asset, net of valuation allowance             25,947       31,918
     Deferred tax liabilities related to:
        Deferred policy acquisition costs                       26,071       22,450
        Intangible assets                                        6,727        7,085
        Unrealized gain on securities                            1,754          255
        Other                                                    2,044        2,043
     -------------------------------------------------------  --------      -------

          Total deferred tax liabilities                        36,596       31,833
     -------------------------------------------------------  --------      -------

     Net deferred tax asset (liability)                       $(10,649)       $  85
     =======================================================  ========      =======

CNA Surety and its subsidiaries file a consolidated federal income tax return. As of December 31, 1998, approximately $10.8 million of consolidated nols remained available to offset future taxable income of the Company and its subsidiaries. Such carryforwards, which have an aggregate gross tax benefit of $3.8 million, expire by tax year as follows: $7.1 million in 1999 and $2.4 million in 2000, $0.9 million in 2001 and $0.4 million in 2002. Although realization is not assured, management believes that it is more likely than not that CNA Surety will generate sufficient taxable income to utilize approximately $3.8 million of tax benefits from its available nols as of December 31, 1998. As of December 31, 1997, the Company established a valuation allowance of approximately $8.0 million due to limitations placed on the Company's ability to utilize Capsure's available nol that expired at the end of the 1997 tax year. Such estimates consider the restrictions placed on the Company's ability to utilize Capsure's nols, the earnings history of each of its insurance subsidiaries and projections of future taxable income. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are substantially reduced. The income tax provisions consisted of the following:


                                                September 30
                                                    (Date of  Predecessor
                                                   Inception) Nine Months  Predecessor
                                    Year Ended       through        Ended   Year Ended
                                   December 31   December 31 September 30  December 31
In thousands                              1998          1997         1997         1996
---------------------------------  -----------  ------------ ------------  -----------
Federal current                        $20,087        $2,558      $21,466      $13,294
Federal deferred                         7,485         4,038         (225)      (1,106)
State                                      671            67           --           --
---------------------------------  -----------  ------------ ------------  -----------

Total income tax expense               $28,243        $6,663      $21,241      $12,188
=================================  ===========  ============ ============  ===========

A reconciliation from the federal statutory tax rate to the effective tax rate is as follows:

                                                                    September 30
                                                                        (Date of    PREDECESSOR
                                                                       Inception)   Nine Months    PREDECESSOR
                                                        Year Ended       through          Ended     Year Ended
                                                       December 31   December 31   September 30    December 31
                                                              1998          1997           1997           1996
-----------------------------------------------------  -----------  ------------   ------------    -----------
Federal statutory rate                                       35.0%         35.0%           35.0%          35.0%
Tax exempt income deduction                                  (1.7)           --              --             --
Non-deductible expenses, principally amortization
   of goodwill                                                2.6           2.4             0.2            0.4
State income tax, net of federal income tax benefit           1.0           0.2              --             --
Other                                                         1.4           0.1              --             --
-----------------------------------------------------  -----------  ------------   ------------    -----------

Total income tax expense                                     38.3%         37.7%           35.2%          35.4%
=====================================================  ===========  ============   ============    ===========

NOTE 11. EMPLOYEE BENEFITS
CNA Surety sponsors a tax deferred savings plan ("401(k) plan") covering substantially all of its employees. Under the 401(k) plan, the Company matches 70% of the participating employee's contribution up to 6% of eligible compensation (4.2% maximum matching). In addition, the Company may also make an annual discretionary profit sharing contribution to the 401(k) plan, subject to the approval of the Company's board of directors. The profit sharing contribution may be restricted by plan and regulatory limitations. The Company contribution, including profit sharing, to the 401(k) plan was $3.2 million for the year ended December 31, 1998 and $0.6 million for the period from September 30, 1997 (date of inception) through December 31, 1997.
      Western Surety sponsors two post-retirement benefit plans covering certain employees. One plan provides medical benefits, and the other plan provides sick leave termination payments. The post-retirement health care plan is contributory and the sick leave plan is non-contributory. The actuarially determined net periodic post-retirement costs for these plans was $0.4 million for the year ended December 31, 1998 and $0.1 million for the period from September 30, 1997 (date of inception) through December 31, 1997. The unfunded accumulated post-retirement benefit obligation (for retirees and fully vested active plan participants) was $4.9 million as of December 31, 1998 and is included in other liabilities in the consolidated balance sheet.

NOTE 12. STOCKHOLDERS' EQUITY
The Company has reserved shares of its common stock for issuance to directors, officers, employees and certain advisors of the Company through incentive stock options, non-qualified stock options and stock appreciation rights ("sars") to be granted under the CNA Surety 1997 Long-Term Equity Compensation Plan ("CNA Surety Plan"). The Company has also reserved shares of its common stock for issuance to Capsure option holders under the CNA Surety Corporation Replacement Stock Option Plan ("Replacement Plan"). The CNA Surety Plan and Replacement Plan are collectively referred to as the "Plan." The aggregate number of shares available for which options may be granted under the Plan is 3,000,000.
      Options issued under the Replacement Plan have the same exercise price, rights, benefits, terms and conditions as the Capsure options replaced. The number of unexercised and outstanding Capsure options issued to the holders under the Replacement Plan on September 30, 1997 was 335,235. The exercise prices of the replacement options ranged between $0.05 and $8.00 per share on September 30, 1997.
      The Compensation Committee (the "Committee") of the Board of Directors, consisting of independent members of the Board of Directors, administers the Plan. The Committee determines the option prices. Prices may not be less than the fair market value of the Company's common stock on the date of grant for incentive stock options and may not be less than the par value of the Company's common stock for non-qualified stock options.

Notes to Consolidated Financial Statements Cont.

     The Plan provides for the granting of incentive stock options as defined under the Code. All non-qualified stock options and incentive stock options granted under the Plan expire 10 years after the date of grant and in the case of the Replacement Plan the options expire 10 years from the original Capsure grant date.

                                                                         Weighted
                                                  Shares Subject   Average Option
                                                       to Option  Price Per Share
     -------------------------------------------  --------------  ---------------
     Balance at September 30, 1997                       335,235           $ 3.46
        Options granted                                  463,500           $15.82
        Options cancelled                                (23,363)          $15.58
        Options exercised                                (26,000)          $ 4.86
     -------------------------------------------  --------------

     Balance at December 31, 1997                        749,372           $10.68
     ===========================================  ==============

        Options granted                                  153,200           $15.50
        Options cancelled                                (15,475)          $15.87
        Options exercised                               (145,031)          $ 3.47
     -------------------------------------------  --------------

     Balance at December 31, 1998                        742,066           $13.34
     ===========================================  ==============

As of December 31, 1998, the number of shares available for granting of options under the Plan were 2,086,903.
     The following table summarizes information about stock options outstanding at December 31, 1998:

                                                                          Options Outstanding               Options Exercisable
                                            -------------------------------------------------   -------------------------------
                                                          Weighted Average   Weighted Average                  Weighted Average
                                 Range of        Number          Remaining           Exercise         Number           Exercise
                          Exercise Prices   Outstanding   Contractual Life              Price    Exercisable              Price
-----------------------------------------   -----------   ----------------   ----------------    -----------   ----------------
                         $2.25 to $15.875       742,066          8.3 years             $13.34        127,944              $3.26
=========================================   ===========   ================   ================    ===========   ================

The weighted average fair market value (at grant date) per option granted was $5.04 and $6.62 respectively, for options granted during 1998 and the period from September 30, 1997 (date of inception) through December 31, 1997. The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted average assumptions for the year ended December 31, 1998: risk free interest rate of 4.45%; dividend yield of 2.0%; expected option life of six years; and volatility of 33.4%. Similar assumptions for the period from September 30, 1997 (date of inception) through December 31, 1997 were: risk free interest rate of 5.76%; dividend yield of 0%; expected option life of six years; and volatility of 30.6%.
      The Company adopted the financial disclosure provisions of sfas No. 123, "Accounting for Stock-Based Compensation," with respect to its stock-based incentive plans. The Company applies apb Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its plans as allowed for under the provisions of sfas No. 123. Accordingly, no compensation cost has been recognized for its stock-based incentive plans as the exercise price of the granted options equals the market price at the grant date. Had compensation cost for these plans been determined on the fair value at the grant date for options granted, the Company's pro forma net income for the year ended December 31, 1998 would have been $44.8 million and net income and diluted net income per share would have been $1.02 and for the period from September 30, 1997 (date of inception) through December 31, 1997 would have been $10.9 million and net income and diluted net income per share would have been $0.25.

      Effective January 1, 1998, the Company established the CNA Surety Corporation Non-Employee Directors Deferred Compensation Plan. Under this plan, each director who is not a full-time employee of the Company or any of its affiliates may defer all or a portion of the annual retainer fee that would otherwise be paid to such director. The deferral amount, which must be in multiples of 10% of the retainer fee, will be credited to a deferred compensation account and will be deemed invested in Common Stock Units equal to the deferred fees divided by the fair market value of CNA Surety common stock as of each quarterly meeting date. Each director will be fully vested in his or her deferred compensation amount. Aggregate common stock units outstanding as of December 31, 1998 were 6,563. Common Stock Units are convertible into CNA Surety common stock at the election of the director.

NOTE 13. Segment Information
The Company principally operates in the surety and fidelity segment of the domestic property and casualty insurance industry. The domestic market aggregates approximately $3.6 billion in direct written premiums, comprised of approximately $2.7 billion in surety premiums and approximately $0.9 billion in ?delity premiums. Approximately 80% of the domestic surety market is represented by bonds required by federal statutes, state laws and local ordinances. Premiums related to foreign exposures represented less than five percent of the Company's 1998 gross written premiums.

NOTE 14. Statutory Financial Data
CNA Surety's insurance subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by applicable insurance regulatory authorities. Prescribed statutory accounting practices include state laws, regulations and general administrative rules, as well as guidance provided in a variety of publications of the National Association of Insurance Commissioners ("NAIC"). Permitted statutory accounting practices encompass all accounting practices that are not prescribed. The permitted statutory accounting practices of CNA Surety's insurance subsidiaries did not have a material effect on reported statutory surplus or income. The principal differences between statutory financial statements and financial statements prepared in accordance with generally accepted accounting principles are that statutory financial statements do not reflect deferred policy acquisition costs and deferred income taxes and fixed income securities are generally carried at amortized cost in statutory financial statements.
      The NAIC has promulgated Risk Based Capital ("rbc") requirements for property and casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, loss reserve adequacy, and other business factors. The rbc information is used by state insurance regulators as an early warning mechanism to identify insurance companies that potentially are inadequately capitalized. In addition, the formula defines new minimum capital standards that supplement the current system of fixed minimum capital and surplus requirements on a state-by-state basis. Regulatory compliance is determined by a ratio (the "Ratio") of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level rbc, as defined by the NAIC. Generally, a Ratio in excess of 200% of authorized control level rbc requires no corrective actions by the company or regulators. As of December 31, 1998, each of CNA Surety's insurance subsidiaries had a Ratio that was in compliance with the minimum rbc requirements.
      CNA Surety's insurance subsidiaries are subject to regulation and supervision by the various state insurance regulatory authorities in which they conduct business. Such regulation is generally designed to protect policyholders and includes such matters as maintenance of minimum statutory surplus and restrictions on the payment of dividends. Generally, statutory surplus of each insurance subsidiary in excess of a statutorily prescribed minimum is available for payment of dividends to the parent company. However, such distributions as dividends may be subject to prior regulatory approval. Without prior regulatory approval in 1999, CNA Surety's insurance subsidiaries may pay stockholder dividends of $32.7 million in the aggregate. Combined statutory surplus for the insurance subsidiaries at December 31, 1998 was $169.9 million.

Notes to Consolidated Financial Statements Cont.

NOTE 15. RELATED PARTY TRANSACTIONS

     CCC and the insurance subsidiaries of the Company have entered into various reinsurance agreements designed to protect against adverse loss reserve development related to the CCC Surety Operations reserves at the Merger Date, and help preserve, through the year 2000, the profitability of CCC Surety Operations and certain additional accounts. The reinsurance agreements together with the Services and Indemnity Agreement, that is described below, provided for the initial transfer of the CCC Surety Operations to the insurance subsidiaries. The reinsurance agreements entered into at the Merger Date are: (i) the Surety Quota Share Treaty (the "Quota Share Treaty"); (ii) the Aggregate Stop Loss Reinsurance Contract (the "Stop Loss Contract"); and (iii) the Surety Excess of Loss Reinsurance Contract (the "Excess of Loss Contract").
     The Services and Indemnity Agreement provides the insurance subsidiaries with the authority to perform various administrative, management, underwriting and claim functions in order to conduct the business of the CCC Surety Operations and to be reimbursed by CCC for services rendered. In consideration for providing the foregoing services, CCC has agreed to pay the insurance subsidiaries a quarterly fee of $50,000. There was no amount due to the CNA Surety insurance subsidiaries as of December 31, 1998.
     Through the Quota Share Treaty, CCC and CIC ceded, as of the Merger Date, and subsequently paid on October 1, 1997, to Western Surety all of its net unearned premiums and loss and loss adjustment expense reserves, net of $29.0 million of ceded commissions. The payment totaled $116.9 million.
     Through the Quota Share Treaty, CCC and CIC will also transfer to Western Surety all of the CCC Surety Operations' business written or renewed by CCC and CIC after the Merger Date. CCC and CIC will transfer the related liabilities of such business and pay to Western Surety an amount in cash equal to CCC's and CIC's net written premiums written on all such business, minus a quarterly ceding commission to be retained by CCC and CIC equal to $50,000 plus 28% of net written premiums written on such business. CCC and CIC paid Western Surety, net of commissions and reinsured loss payments, $100.8 million for the year ended December 31, 1998 and $21.2 million during the period from September 30, 1997 (date of inception) through December 31, 1997. As of December 31, 1998 and 1997, CNA Surety had a reinsurance receivable balance from CCC and CIC of $47.2 million and $47.9 million, respectively. This balance is primarily comprised of direct premium receivables of CCC and CIC with respect to the surety business ceded to Western Surety.
     CCC has guaranteed the loss and loss adjustment expenses transferred to Western Surety by agreeing to pay Western Surety, within 30 days following the end of each calendar quarter, the amount of any adverse development on such reserves, as reestimated as of the end of such calendar quarter. There was not any adverse reserve development for the period from September 30, 1997 (date of inception) through December 31, 1998. The Quota Share Treaty has a term of five years from the Merger Date.

     The Stop Loss Contract protects the insurance subsidiaries from adverse loss experience on certain business underwritten after the Merger Date. The Stop Loss Contract between the insurance subsidiaries and CCC limits the insurance subsidiaries' prospective net loss ratios with respect to certain accounts and lines of insured business for at least three fiscal years following the Merger Date. In the event the insurance subsidiaries' accident year net loss ratio exceeds 24% in each of 1997 through 2000 on certain insured accounts (the "Loss Ratio Cap"), the Stop Loss Contract requires CCC at the end of each calendar quarter following the Merger Date, to pay to the insurance subsidiaries a dollar amount equal to (i) the amount, if any, by which their actual accident year net loss ratio exceeds the applicable Loss Ratio Cap, multiplied by (ii) the applicable net earned premiums. In consideration for the coverage provided by the Stop Loss Contract, the insurance subsidiaries will pay to CCC an annual premium of $20,000. The CNA Surety insurance subsidiaries have paid CCC all required annual premiums. There was no amount due to the CNA Surety insurance subsidiaries from CCC under the Stop Loss Contract as of December 31, 1998.

      The Excess of Loss Contract provides the insurance subsidiaries of CNA Surety with the capacity to underwrite large surety bond exposures by providing reinsurance support from CCC. The Excess of Loss Contract provides $75 million of coverage in excess of the $55 million of coverage provided to the insurance subsidiaries by third-party reinsurers, which is in turn in excess of the $5 million of coverage per principal to be retained by the CNA Surety insurance subsidiaries. Subsequent to the Merger Date, the Company entered into a second excess of loss contract with CCC ("Second Excess of Loss Contract"). The Second Excess of Loss Contract provides additional coverage for principal losses that exceed the foregoing coverage of $75 million per principal provided by the Excess of Loss Contract, or aggregate losses per principal in excess of $135 million. The Excess of Loss Contracts collectively provide coverage for losses discovered on surety bonds in force as of the Merger Date and for losses discovered on new and renewal business written, renewed or assumed during the term of the Excess of Loss Contracts. CCC is also obligated to act as a joint insurer, or "co-surety," for business covered by the Excess of Loss Contract when requested by the CNA Surety insurance subsidiaries. In consideration for the reinsurance coverage provided by the Excess of Loss Contracts, the insurance subsidiaries pay to CCC, on a quarterly basis, a premium equal to 1% of the net written premiums applicable to the Excess of Loss Contract, subject to a minimum premium of $20,000 and $5,000 per quarter under the Excess of Loss Contract and Second Excess of Loss Contract, respectively. The CNA Surety insurance subsidiaries paid $80,000 for all minimum quarterly premiums due through September 30, 1998 during the period from September 30, 1997 (date of inception) through December 31, 1997. CNA Surety insurance subsidiaries paid the remaining $20,000 in premium for 1998 for Excess of Loss Contract and the $20,000 in minimum quarterly premiums for the Second Excess of Loss Contract during the year ended December 31, 1998. There were no amounts due to CCC under the Excess of Loss Contract and Second Excess of Loss Contract as of December 31, 1998. Both Excess of Loss Contracts commenced immediately following the Merger Date and continue for a period of five years from the Merger Date.
      CNA Surety also entered into an Administrative Services Agreement with CCC as of the Merger Date. The agreement allows the Company continued use of certain real and personal property owned or leased by CCC. The Company may cancel, without penalty, any lease under the agreement by giving CCC sixty days notice. The Company can also purchase many of the administrative services provided to the CCC Surety Operations by CCC. CNA Surety, however, is under no obligation to purchase any services under the Administrative Services Agreement. The aggregate maximum annual cost for the use of real and personal property and for services available under the agreement is approximately $7.9 million. Administrative services are provided at specified rates, subject to inflationary increases. The Company was charged $7.5 million and $2.5 million for the year ended December 31, 1998 and the period from September 30, 1997 to December 31, 1997, respectively, for rents and services provided under the agreement. In addition, the Company was charged $2.2 million for direct costs incurred by CCC on the Company's behalf during 1998. The Company paid CCC $9.5 million and $0.8 million which was reflected in other liabilities in the Company's Consolidated Balance Sheet at December 31, 1998.

Notes to Consolidated Financial Statements Cont.

NOTE 16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
The following is a summary of the results of operations of CNA Surety for the year ended December 31, 1998 and for the period from September 30, 1997 (date of inception) through December 31, 1997 and a summary of unaudited quarterly results of the Predecessor for the nine months ended September 30, 1997 and year ended December 31, 1996.

CNA Surety
In thousands, except per share amounts               First Quarter Second Quarter Third Quarter Fourth Quarter
---------------------------------------------------  ------------- -------------- ------------- --------------
1998
Revenues                                                   $65,534        $69,399       $75,325        $73,582
===================================================  ============= ============== ============= ==============
Income before income taxes                                 $15,981        $17,800       $18,507        $21,470
Income taxes                                                 6,166          6,643         7,025          8,409
---------------------------------------------------  ------------- -------------- ------------- --------------
Net income                                                 $ 9,815        $11,157       $11,482        $13,061
===================================================  ============= ============== ============= ==============
Basic and diluted earnings per common share                $  0.23        $  0.25       $  0.26        $  0.30
===================================================  ============= ============== ============= ==============

                                                                                                  Inception to
1997                                                                                               December 31
                                                                                                ==============
Revenues                                                                                               $71,284
===================================================                                             ==============
Income before income taxes                                                                             $17,659
Income taxes                                                                                             6,663
---------------------------------------------------                                             --------------
Net income                                                                                             $10,996
===================================================                                             ==============
Basic and diluted earnings per common share                                                            $  0.25
===================================================                                             ==============

Predecessor
                                                     First Quarter Second Quarter Third Quarter Fourth Quarter
---------------------------------------------------  ------------- -------------- ------------- --------------
1997
Net earned premiums                                        $33,829        $36,155       $38,580        $    --
===================================================  ============= ============== ============= ==============

Excess of net earned premiums over direct
   operating costs                                         $41,878        $ 8,174       $10,354        $    --
Income taxes                                                14,690          2,894         3,657             --
---------------------------------------------------  ------------- -------------- ------------- --------------

Excess of net earned premiums over direct
   operating costs, net of income taxes                    $27,188        $ 5,280       $ 6,697        $    --
===================================================  ============= ============== ============= ==============

1996
Net earned premiums                                        $37,029        $37,504       $37,769        $36,767
===================================================  ============= ============== ============= ==============

Excess of net earned premiums over direct
   operating costs                                         $ 6,696        $ 8,527       $13,472        $ 5,753
Income taxes                                                 2,377          3,017         4,748          2,046
---------------------------------------------------  ------------- -------------- ------------- --------------

Excess of net earned premiums over direct
   operating costs, net of income taxes                    $ 4,319        $ 5,510       $ 8,724        $ 3,707
===================================================  ============= ============== ============= ==============

                                                    ----------------------------
                                                    INDEPENDENT AUDITORS' REPORT
                                                    ----------------------------
THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CNA SURETY CORPORATION
We have audited the consolidated balance sheets of CNA Surety Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 1998 and for the period from September 30, 1997 (date of inception) through December 31, 1997. We have also audited the accompanying special-purpose statements of certain revenues and direct operating expenses of CCC Surety Operations, a business unit of CNA Financial Corporation for the year ended December 31, 1996 and for the nine-month period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      The accompanying special-purpose financial statements were prepared to present certain revenues and direct operating expenses of CCC Surety Operations and are not intended to be a complete presentation of CCC Surety Operations.
Note 1 to the consolidated financial statements describes the basis of presentation of these special-purpose financial statements.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNA Surety Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the year ended December 31, 1998 and for the period from September 30, 1997 (date of inception) through December 31, 1997, in conformity with generally accepted accounting principles. Furthermore, in our opinion, such special-purpose financial statements present fairly, in all material respects, certain revenues and direct operating expenses of CCC Surety Operations for the year ended December 31, 1996 and for the nine-month period ended September 30, 1997, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 8, 1999

----------------------
DIRECTORS AND OFFICERS
----------------------

     BOARD OF DIRECTORS                 Melvin Gray                        Adrian M. Tocklin
     Giorgio Balzer                     Graycor, Inc.                      CNA
     Businessmen's Assurance                                               Retired
     Company of America
                                        Joe P. Kirby
     Philip H. Britt                    Western Surety Company             R. T. Van Gieson
     First Chicago nbd                  Retired                            CNA

     Rod F. Dammeyer                    William C. Pate                    Mark C. Vonnahme
     Equity Group Investments, Inc.     Equity Group Investments, Inc.     CNA Surety Corporation

     Edward Dunlop                      Roy E. Posner
     Chubb Corp.                        Loews Corporation
     Retired                            Retired



     OFFICERS                           John S. Heneghan                   Stephen T. Pate
     Robert E. Ayo                      Vice President,                    Senior Vice President
     Senior Vice President and          Chief Financial Officer            CNA Surety Corporation
     Chief Underwriting Officer,        and Treasurer                      President and
     Contract Surety                    CNA Surety Corporation             Chief Operating Officer
     CNA Surety Corporation                                                Western Surety Company
                                        Dan L. Kirby
     Michael A. Dougherty               Executive Vice President,          Thomas A. Pottle
     Vice President                     Legislative Affairs                Senior Vice President
     and Chief Marketing Officer        CNA Surety Corporation             and Chief Operations Officer
     CNA Surety Corporation                                                CNA Surety Corporation
                                        Paul T. Lively
     Melita H. Geoghegan                Vice President,                    Sharon A. Sartori
     Vice President and                 General Counsel and Secretary      Senior Vice President and
     Chief Human Resources Officer      CNA Surety Corporation             Chief Underwriting Officer,
     CNA Surety Corporation                                                Commercial Surety
                                        Jack L. McReynolds                 CNA Surety Corporation
     Thomas P. Greasel                  Vice President
     Vice President and                 CNA Surety Corporation             Mark C. Vonnahme
     Chief Claims Officer               President and                      President and
     CNA Surety Corporation             Chief Operating Officer            Chief Executive Officer
                                        Universal Surety of America        CNA Surety Corporation




     CORPORATE OFFICES                  INVESTOR SERVICES                  TRANSFER AGENT
     CNA Plaza                          Questions regarding                To keep securities information
     Chicago, Illinois 60685            security ownership                 up to date, please advise the
                                        should be directed                 transfer agent of your new address
     NYSE: SUR                          to the Company's                   or change of name. Write or
                                        Finance Department.                call them directly at:
     INDEPENDENT ACCOUNTANTS            Write to the corporate
     AND AUDITORS                       office address or                  BankBoston, N.A.
     Deloitte & Touche LLP              call (312)822-1908.                c/o EquiServe Limited Partnership
                                                                           P.O. Box 8040
     ANNUAL MEETING Tuesday,            To request printed                 Boston, Massachusetts 02266-8040
     May 11, 1999, 9:00 am CDT          information, please                (800) 736-3001
     CNA Plaza 333 South Wabash         call the Company's                 www.equiserve.com
     44th Floor South                   information request
     Conference Center                  line at (800) 262-9740.
     Chicago, Illinois 60685
                                        Please send change of address
                                        notices directly to the
                                        transfer agent.

CNA SURETY
--------------------------------------------------------------------------------