Form 10-K, Exhibit 13
period 1999-12-31
CNA SURETY CORP
filed 2000-03-24
CIK 1044566

                                                                     EXHIBIT 13

                                            Fidelity and other
                                            $24.6
       Net written premiums by product ------------------------ Total premiums
       In millions                                              $299.0


                            Commercial
                                $128.8

                                       ------------------------
A Well-balanced Product Portfolio                           Contract
                                                            $145.6


CNA Surety Corporation, the largest
publicly traded surety company in the
United States, provides a full range
of surety and fidelity bonds in all
50 states through a combined network
of approximately 37,000 independent
agents. CNA Surety's balanced product
mix supports earnings consistency
under various economic conditions.



         FINANCIAL HIGHLIGHTS


         In millions, except per share data
         ----------------------------------------------------------------------
         Net written premium                       $ 299.0      $ 270.6      10
         Underwriting income*                         71.9         61.8      16
         Net investment income and realized gains     25.9         25.1       3
         Pretax income                                85.9         73.8      16
         Net income                                   56.5         45.5      24
         Net income per share                         1.28         1.04      23
         Net operating income per share               1.28         1.03      24
         ----------------------------------------------------------------------
         *Includes the effect of recording favorable revisions of prior year reserves which were $13.1 million and $4.4 million for the periods presented, respectively.



         BALANCE SHEETS


         In millions, except per share data
         ----------------------------------------------------------------------
         Invested assets and cash                  $ 499.4      $ 505.4      -1
         Intangible assets                           156.0        156.1       0
         Total assets                                851.6        819.4       4
         Insurance reserves                          357.2        333.7       7
         Debt                                        101.9        113.0     -10
         Total liabilities                           525.3        509.5       3
         Stockholders' equity                        326.3        309.9       5
         Book value per share                         7.59         7.03       8
         Tangible book value per share                4.11         3.64      13
         Debt to total capitalization                   24%          27%
         ----------------------------------------------------------------------

                               CNA Surety Corporation 1999 AR                13



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

FORMATION OF CNA SURETY CORPORATION AND MERGER
In December 1996, CNA Financial Corporation ("CNAF") and Capsure Holdings Corp. ("Capsure") agreed to merge (the "Merger") the surety business of CNAF with Capsure's insurance subsidiaries, Western Surety Company ("Western Surety") and Universal Surety of America ("USA"), into CNA Surety Corporation ("CNA Surety" or the "Company"). CNAF, through its operating subsidiaries, writes multiple lines of property and casualty insurance, including surety business that is reinsured by Western Surety. CNAF owns approximately 63% of the outstanding common stock of CNA Surety. Loews Corporation owns approximately 86% of the outstanding common stock of CNAF. The principal operating subsidiaries of CNAF that wrote the surety line of business for their own account prior to the Merger were Continental Casualty Company and its property and casualty affiliates (collectively, "CCC") and The Continental Insurance Company and its property and casualty affiliates (collectively, "CIC"). CIC was acquired by CNAF on May 10, 1995. The combined surety operations of CCC and CIC are referred to herein as CCC Surety Operations ("Predecessor").

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

BUSINESS
CNA Surety's insurance subsidiaries write surety and fidelity bonds in all 50 states through a combined network of approximately 37,000 independent agencies. CNA Surety's principal insurance subsidiaries are Western Surety and USA. The insurance subsidiaries write, on a direct basis or as business assumed from CCC and CIC, small fidelity and non-contract surety bonds, referred to as commercial bonds; small, medium and large contract bonds; international surety and credit insurance; and errors and omissions ("E&O") liability insurance. Western Surety is a licensed insurer in all 50 states and the District of Columbia. USA is licensed in 44 states and the District of Columbia. Western Surety's affiliated company, Surety Bonding Company of America ("SBCA"), is licensed in 24 states.

      The Company's corporate objective is to be the leading provider of surety and surety-related products in the United States and in select international markets and to be the surety of choice for its customers and independent agents and brokers.

      Western Surety and USA are currently rated A+ (Superior) and A (Excellent), respectively, by A.M. Best Company, Inc. ("A.M. Best"). Through intercompany reinsurance and related agreements, CNA Surety's customers will continue to have access to CCC's broader underwriting capacity. CCC is currently rated A by A.M. Best. A.M. Best's letter ratings range from A++ (Superior) to D
(Poor) with A++ being highest. An A+ (Superior) rating is assigned to those companies which A.M. Best believes have achieved superior overall performance when compared to the norms of the property and casualty insurance industry. A+ (Superior) rated insurers have been shown to be among the strongest in ability to meet policyholder and other contractual obligations. A rating of A (Excellent) is assigned to those companies which A.M. Best believes have achieved excellent overall performance when compared to the norms of the property and casualty insurance industry and generally have demonstrated a strong ability to meet their respective policyholder and other contractual obligations.

Management's Discussion and Analysis of Financial Condition and Results of Operations


Western Surety and USA are both currently rated A (Strong), by Standard and Poor's ("S&P"). CCC is currently rated A by S&P. S&P's letter ratings range from AAA+ (Extremely Strong) to CC (Extremely Weak) with AAA+ being highest. An insurer rated "A" has strong financial security characteristics, but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings.

RESULTS OF OPERATIONS
Comparison of CNA Surety Actual Results for the Years Ended December 31, 1999 and 1998 and Pro Forma Results for the Year Ended December 31, 1997

      As set forth in Note 1 to the Consolidated Financial Statements, the results of operations of the Predecessor do not reflect investment income and investment gains and losses. Additionally, certain general and administrative expenses, which were indirect or overhead in nature, were not allocated to the Predecessor by CNAF or its subsidiaries. As a result of these factors and because the merger with Capsure significantly affected the combined organization, it is not useful to compare CNA Surety operations to Predecessor operations in 1997. Accordingly, the remainder of this discussion and analysis is formatted to compare 1999 and 1998 operating information for CNA Surety to pro forma results for the 1997 period.

      The 1997 pro forma financial information gives effect to the following:
(i) adjustment to the Capsure statement of operations for the year ended December 31, 1996, as reported, to reflect the income effects as if the $10 per share special distribution was made on January 1, 1996; (ii) consummation of the Merger and the related transactions and the contribution of capital to and the incurrence of additional debt by CNA Surety; (iii) purchase accounting adjustments to reflect Capsure's assets and liabilities at fair value; (iv) estimated indirect and overhead expenses for the CCC Surety Operations; and (v) estimated interest expense related to the additional debt. The pro forma financial information does not include the estimated net investment income resulting from investment of merger-related cash flows, including (i) the $50 million debt proceeds, (ii) the $52.25 million capital contribution from CCC, and (iii) collection of the receivable from CCC.

      The components of income for the Company for the years ended December 31, 1999, 1998 and 1997 are summarized as follows:


                                                                      Pro Forma
In thousands                                     1999         1998         1997
-------------------------------------------------------------------------------
Total revenues                               $309,405     $283,840     $258,682
===============================================================================
Underwriting income                          $ 71,894     $ 61,773     $ 87,146
Net investment income                          25,850       24,259       14,534
Net realized investment gains                      15          844          723
Interest expense                                5,846        7,218        7,232
Non-recurring charges and merger costs             --           --       12,087
Amortization of intangible assets               5,982        5,900        5,788
-------------------------------------------------------------------------------
Income before income taxes                     85,931       73,758       77,296
Income taxes                                   29,433       28,243       42,921
-------------------------------------------------------------------------------
Net income                                   $ 56,498     $ 45,515     $ 34,375
===============================================================================
Net income per share                         $   1.28     $   1.04     $   0.79
===============================================================================

                               CNA Surety Corporation 1999 AR                15



Management's Discussion and Analysis of Financial Condition and Results of Operations


Insurance Underwriting
Underwriting results for the Company for the years ended December 31, 1999, 1998 and 1997 are summarized in the following table:


                                                                     Pro Forma
In thousands                                     1999         1998        1997
------------------------------------------------------------------------------
Gross written premium                        $306,859     $278,224    $266,418
==============================================================================
Net written premiums                         $298,987     $270,602    $257,067
==============================================================================
Net earned premiums                          $283,540     $258,737    $243,425
Net losses and loss adjustment expenses        44,672       44,998       5,648
Net commissions, brokerage and other          166,974      151,966     150,631
------------------------------------------------------------------------------
Underwriting income                          $ 71,894     $ 61,773    $ 87,146
==============================================================================
Loss ratio                                       15.7%        17.4%        2.3%
Expense ratio                                    58.9         58.7        61.9
------------------------------------------------------------------------------
Combined ratio                                   74.6%        76.1%       64.2%
==============================================================================

Premiums Written
CNA Surety primarily markets contract and commercial surety bonds. Contract surety bonds secure a contractor's performance and/or payment obligation generally with respect to a construction project. Contract surety bonds are generally required by federal, state and local governments for public works projects. The most common types include bid, performance and payment bonds. Commercial surety bonds include all surety bonds other than contract and cover obligations typically required by law or regulation. The commercial surety market includes numerous types of bonds categorized as court judicial, court fiduciary, public official, license and permit and many miscellaneous bonds that include guarantees of financial performance. The Company also writes fidelity bonds which cover losses arising from employee dishonesty and other insurance products.

      Gross written premiums for the years ended December 31, 1999, 1998 and 1997 are shown in the table below:


                                                                     Pro Forma
In thousands                                     1999         1998        1997
------------------------------------------------------------------------------
Contract                                     $150,022     $132,242    $123,014
Commercial                                    130,502      121,046     119,662
Fidelity and other                             26,335       24,936      23,742
                                             $306,859     $278,224    $266,418


Gross written premiums increased 10.3%, or $28.6 million, for the year ended December 31, 1999 over the comparable period in 1998. Gross written premiums for contract surety increased 13.4%, or $17.8 million, as compared to 1998. This increase reflects volume growth from new account activity, generally favorable economic conditions for public construction nationwide and an increase of $8.0 million of direct international premium. The highway/bridge sector has shown particular strength in new account and bid activity since the United States Congressional passage of the Transportation Equity Act for the 21st Century ("TEA-21"). TEA-21 authorizes a 40% increase in total Federal funding for highway and transit systems to over $200 billion in the six-year period from 1998 to 2004. Commercial surety, excluding international reinsurance business assumed from CNA Reinsurance Company, Limited (London) ("CNA Re"), increased 7.4%, or $8.2 million, for the year ended December 31, 1999 reflecting positive new and renewal activity on larger accounts during the fourth quarter and the addition of $1.0 million in non-recurring premiums associated with large court bond obligations. CNA Surety assumed $11.3 million and $10.0 million of international surety and credit business in 1999 and 1998, respectively, through a quota share reinsurance treaty with CNA Re, an affiliate of CCC. Fidelity and other products increased 5.6%, or $1.4 million, to $26.3 million for the year ended December 31, 1999.

Management's Discussion and Analysis of Financial Condition and Results of Operations

      Gross written premiums increased 4.4%, or $11.8 million, for the year ended December 31, 1998 over the comparable pro forma period in 1997. This increase was primarily attributable to a 7.5%, or $9.2 million, increase in contract surety. This increase reflected volume growth from new account activity and generally favorable economic conditions for public construction nationwide due to the previously mentioned passage of TEA-21. Commercial surety, exclusive of international reinsurance business assumed, increased 1.4% in 1998 reflecting increased competition in this business, particularly on Fortune 1000 and large accounts. Fidelity and other products increased 5.0%, or $1.2 million, to $24.9 million for the year ended December 31, 1998.

      Net written premiums for the years ended December 31, 1999, 1998 and 1997 are shown in the table below:

                                                                      Pro Forma
In thousands                                     1999         1998         1997
-------------------------------------------------------------------------------
Contract                                     $145,616     $127,114     $118,138
Commercial                                    128,834      120,638      117,162
Fidelity and other                             24,537       22,850       21,767
-------------------------------------------------------------------------------
                                             $298,987     $270,602     $257,067
===============================================================================

For the year ended December 31, 1999, net written premiums increased 10.5%, or $28.4 million, over the comparable period in 1998 consistent with the changes in gross written premiums described above and changes in reinsurance. Net written premiums increased 14.6%, or $18.5 million, for the contract surety business. Commercial surety net written premiums, excluding international reinsurance business assumed, increased 6.3%, or $6.9 million, in 1999. Fidelity and other products increased 7.4%, or $1.7 million, in 1999.

      For the year ended December 31, 1998, net written premiums increased 5.3%, or $13.5 million, over the comparable pro forma period in 1997. Net written premiums increased 7.6%, or $9.0 million, for contract surety. Commercial surety net written premiums increased 3.0%, or $3.5 million, in 1998 with domestic commercial surety up 3.4%, reflecting a full year of increased net retentions. Effective September 30, 1997, the Company renegotiated its reinsurance agreements with its reinsurers, increasing the Company's net retention to $5 million per bonded principal on its commercial surety business. Fidelity and other products increased 5.0%, or $1.1 million, in 1998.

Underwriting Income
Underwriting income increased 16.4% to $71.9 million for the year ended December 31, 1999 compared to 1998. Underwriting income for 1998 decreased 29.1% compared to pro forma 1997. The period to period changes in underwriting income were due to fluctuations in both the loss and expense ratios as more fully described below.

Loss Ratio
The loss ratios for the years ended December 31, 1999, 1998 and pro forma 1997 were 15.7%, 17.4% and 2.3%, respectively. The loss ratios included $13.1 million, $4.4 million and $40.9 million in favorable reserve development for the years ended December 31, 1999, 1998 and pro forma 1997, respectively. The foregoing 1999 favorable development primarily relates to accident years prior to 1997 and reflects increased salvage and subrogation recoveries received. Approximately $35.0 million in favorable reserve development in 1997 relates to the Predecessor as more fully described in Note 8 to the Consolidated Financial Statements. Excluding the impact of the favorable reserve development, the loss ratio would have been 20.4% for the year ended December 31, 1999 and 19.1% for both 1998 and 1997. The increase in the adjusted loss ratio in 1999 relates primarily to changes in business mix.

      In the second half of calendar year 1999, the Company experienced an increase in claim severity in the most recent accident years, primarily with respect to large commercial risks. This contributed to an increase in net claim payments in 1999 over a relatively moderate 1998 calendar year.

                               CNA Surety Corporation 1999 AR                17



Management's Discussion and Analysis of Financial Condition and Results of Operations

Expense Ratio
The expense ratio increased slightly to 58.9% for the year ended December 31, 1999 as compared to 58.7% for 1998. The 1999 increase is primarily due to the additional costs to support technology investments and related back-office integration efforts and expansion in select international and domestic markets. Net earned premiums increased 9.6% in 1999 and operating expenses increased at a slightly higher rate of 9.9%. The expense ratio decreased to 58.7% for the year ended December 31, 1998 compared to 61.9% for pro forma 1997. The 1998 decline is primarily due to the increased scale of the Company as net earned premiums increased 6% and operating expenses increased a modest 1%. In addition, the Company consolidated certain administrative and back-office processing functions in 1998. The most significant of those consolidation activities was the fourth quarter 1998 migration to a common premium processing platform, including billing and collection functions.

Investment Income
For the year ended December 31, 1999, net investment income was $25.9 million compared to net investment income for the years ended December 31, 1998 and pro forma 1997 of $24.3 million and $14.5 million, respectively. The increase in investment income for the year ended December 31, 1999 is attributable to higher average invested assets and general interest rate increases offset by the effects of a higher proportion of the portfolio being invested in tax exempt securities. The annualized pretax yield was 5.2% and 5.4% for the years ended December 31, 1999 and 1998, respectively. The annualized after-tax yield was 4.0% and 3.8% for the years ended December 31, 1999 and 1998, respectively.

      The increase in investment income for the year ended December 31, 1998 is the result of a higher actual invested cash balance which reflects an increase from underwriting cash flow and the investment of merger-related cash flow in the fourth quarter of 1997. However, pro forma investment income for the period prior to the Merger does not include the pro forma effects of estimated net investment income resulting from investment of merger-related cash flows as described below.

      The above unaudited pro forma financial information does not include the estimated net investment income resulting from investment of merger-related cash flows, including (i) the $50 million debt proceeds, (ii) the $52.25 million capital contribution from CCC, and (iii) collection of the receivable from CCC. Investment earnings are an integral part of an insurance entity's operations. If proceeds from these sources of funds were assumed to have been invested in high-quality, taxable fixed income securities with an average duration of approximately three years, yielding 6.4%, net investment income would increase approximately $11.3 million ($7.3 million net of tax, or $0.17 in pro forma earnings per share) for the pro forma year ended December 31, 1997.

      Net realized investment gains were $15,000 for the year ended December 31, 1999 compared to net realized investment gains of $0.8 million and $0.7 million for the years ended December 31, 1998 and pro forma 1997, respectively.

Analysis of Other Operations
Amortization expense was $6.0 million for the year ended December 31, 1999 compared to $5.9 million and $5.8 million for the years ended December 31, 1998 and pro forma 1997, respectively. Intangible assets represent goodwill and identified intangibles arising from the acquisition of Capsure, goodwill arising from the May 1995 acquisition of CIC by CNAF that was allocated to the surety business of CIC and goodwill arising from a subsequent acquisition. Intangible assets are generally amortized over 30 years.

      On July 28, 1999, CNA Surety acquired certain assets of Clark Bonding Company, Inc., a Charlotte, North Carolina, insurance agency and brokerage doing business as The Bond Exchange. The Bond Exchange specializes in the distribution of surety and fidelity bonds with 1999 premium production of approximately $4 million. Goodwill arising from this acquisition was $5.9 million and will be amortized over 30 years.

Management's Discussion and Analysis of Financial Condition and Results of Operations


Interest expense decreased 19.0% for the year ended December 31, 1999 compared to the same period in 1998, primarily due to lower debt levels. Average debt outstanding was $103.7 million in 1999 compared to $117.6 million and $119.2 million in 1998 and pro forma 1997, respectively. The weighted average interest rate for the year ended December 31, 1999 was 5.4% compared to 5.9% and 5.8% for periods ended December 31, 1998 and pro forma 1997, respectively.

Income Taxes
Income tax expense was $29.4 million, $28.2 million and $42.9 million and the effective income tax rates were 34.3%, 38.3% and 55.5% for the years ended December 31, 1999, 1998 and pro forma 1997, respectively. The decrease in the effective tax rate in 1999 primarily relates to increased tax exempt interest income. The effective rate for the full year 1997 reflects the effects of limitations on the Company's ability to utilize Capsure's available net operating losses to offset future taxable income.

LIQUIDITY AND CAPITAL RESOURCES
It is anticipated that the liquidity requirements of CNA Surety will be met primarily by funds generated from operations. The principal operating cash flow sources are premiums, investment income and sales and maturities of investments. CNA Surety also may generate funds from additional borrowings under the credit facility described below. The primary cash flow uses are payments for claims, operating expenses, federal income taxes, debt service for the credit facility, as well as dividends to CNA Surety stockholders. In general, surety operations generate premium collections from customers in advance of cash outlays for claims. Premiums are invested until such time as funds are required to pay claims and claims adjusting expenses.

      The Company believes that total invested assets, including cash and short-term investments, are sufficient in the aggregate and have suitably scheduled maturities to satisfy all policy claims and other operating liabilities, including dividend and income tax sharing payments of its insurance subsidiaries. At December 31, 1999, the carrying value of the Company's insurance subsidiaries' invested assets was comprised of $418.0 million of fixed income securities, $25.9 million of equity securities, $31.4 million of short-term investments, $5.3 million of other investments and $5.8 million of cash. At December 31, 1998, the carrying value of the Company's insurance subsidiaries' invested assets was comprised of $423.9 million of fixed income securities, $43.4 million of short-term investments, $5.8 million of other investments and $1.8 million of cash.

      Cash flow at the parent company level is derived principally from dividend and tax sharing payments from its insurance subsidiaries. The principal obligations at the parent company level are to service debt, pay operating expenses and pay dividends to stockholders. At December 31, 1999, the parent company's invested assets consisted of $11.6 million of short-term investments and $1.4 million of cash. At December 31, 1998, the parent company's invested assets consisted of $14.5 million of short-term investments and $15.9 million of cash.

      The Company's consolidated net cash flow provided by operating activities was $67.6 million for the year ended December 31, 1999, $88.7 million for the year ended December 31, 1998 and $29.0 million for the three months ended December 31, 1997. The decrease in net cash flow provided by operating activities in 1999 primarily relates to an increase in insurance receivables associated with increased premiums written and reinsured losses.

      CNA Surety's bank borrowings are under a five-year unsecured revolving credit facility (the "Credit Facility") that provides for borrowings of up to $130.0 million. CNA Surety borrowed $105.0 million as of September 30, 1997 and used the proceeds to retire the existing Capsure debt of approximately $54.0 million and to make a $50.0 million capital contribution to Western Surety. On October 6, 1997, CNA Surety borrowed an additional $13.0 million to pay the $10.6 million closing dividend to Capsure stockholders and other merger-related costs. As of December 31, 1999, CNA Surety has repaid $18.0 million of this debt and has unused capacity under the revolver of approximately $30 million.

                               CNA Surety Corporation 1999 AR                19



Management's Discussion and Analysis of Financial Condition and Results of Operations

The interest rate on borrowings under the Credit Facility may be fixed, at CNA Surety's option, for a period of one, two, three or six months and is based on, among other rates, the London Interbank Offered Rate ("LIBOR"), plus the applicable margin. The margin, including the facility fee, varies based on CNA Surety's leverage ratio (debt to total capitalization) and ranges from 0.25% to 0.40%. As of December 31, 1999, the weighted average interest rate was 6.4% on the $100.0 million of outstanding borrowings. As of December 31, 1998, the weighted average interest rate was 5.5% on the $113.0 million of outstanding borrowings.

      The Credit Facility contains, among other conditions, limitations on CNA Surety with respect to the incurrence of additional indebtedness and requires the maintenance of certain financial ratios. As of December 31, 1999, the Company was in compliance with all restrictions and covenants contained in the Credit Facility agreement. The Credit Facility provides for the payment of all outstanding principal balances after five years with no required principal payments prior to such time. Principal prepayments, if any, and interest payments are expected to be funded primarily through dividends from CNA Surety's insurance subsidiaries.

      On July 28, 1999, CNA Surety acquired certain assets of Clark Bonding Company, Inc., a Charlotte, North Carolina, insurance agency and brokerage doing business as The Bond Exchange for $5.9 million. As part of this acquisition, the Company incurred an additional $1.9 million of debt in the form of a promissory note. The promissory note matures on July 27, 2004 and has an interest rate of 5.0%.

      As an insurance holding company, CNA Surety is dependent upon dividends and other permitted payments from its insurance subsidiaries to pay cash dividends, as well as to pay operating expenses and meet debt service requirements. The payment of dividends by the insurance subsidiaries is subject to varying degrees of supervision by the insurance regulatory authorities in South Dakota and Texas. In South Dakota, where Western Surety and SBCA are domiciled, insurance companies may only pay dividends from earned surplus excluding surplus arising from unrealized capital gains or revaluation of assets. In Texas, where USA is domiciled, an insurance company may only declare or pay dividends to stockholders from the insurer's earned surplus. The insurance subsidiaries may pay dividends without obtaining prior regulatory approval only if such dividend or distribution (together with dividends or distributions made within the preceding 12-month period) is less than, as of the end of the immediately preceding year, the greater of (i) 10% of the insurer's surplus to policyholders or (ii) statutory net income. In South Dakota, net income includes net realized capital gains in an amount not to exceed 20% of net unrealized capital gains. All dividends must be reported to the appropriate insurance department prior to payment.

      The dividends that may be paid without prior regulatory approval are determined by formulas established by the applicable insurance regulations, as described above. The formulas that determine dividend capacity in the current year are dependent on, among other items, the prior year's ending statutory surplus and statutory net income. Dividend capacity for 2000 will be based on statutory surplus and income at and for the year ended December 31, 1999. Without prior regulatory approval in 2000, CNA Surety's insurance subsidiaries may pay stockholder dividends of $60.5 million in the aggregate. CNA Surety received $33.3 million in dividends from its insurance subsidiaries in 1999 and $6.6 million in 1998.

      In accordance with the provisions of intercompany tax sharing agreements between CNA Surety and its subsidiaries, the tax of each subsidiary shall be determined based upon each subsidiary's separate return liability. Intercompany tax payments are made at such times as estimated tax payments would be required by the Internal Revenue Service ("IRS"). CNA Surety received tax sharing payments from its subsidiaries of $28.7 million for the year ended December 31, 1999 and $28.5 million for the year ended through December 31, 1998.

      CNA Surety management believes that the Company has sufficient available resources to meet its present capital needs.

Management's Discussion and Analysis of Financial Condition and Results of Operations


FINANCIAL CONDITION
Investment Portfolio
The following table summarizes the distribution of the Company's fixed income and equity portfolios at estimated fair values as of December 31, 1999 and 1998:


                                   Estimated               Estimated
                                  Fair Value              Fair Value
                                 December 31             December 31
                                        1999   Percent          1998   Percent
------------------------------------------------------------------------------
Fixed income securities:
U.S. Treasury securities and
   obligations of U.S. Government
   and agencies:
   U.S. Treasury                    $ 17,452       3.9%     $ 19,421       4.5%
   U.S. Agencies                      48,080      10.8        71,111      16.8
   Collateralized mortgage
     obligations                       2,116       0.5        17,743       4.2
   Mortgage pass-through
     securities                       45,091      10.2        25,005       5.9
Obligations of states and
   political subdivisions            218,153      49.2       208,238      49.1
Corporate bonds                       40,464       9.1        36,759       8.7
Non-agency collateralized
   mortgage obligations               12,567       2.8        18,694       4.4
Other asset-backed securities:
   Second mortgages/home
     equity loans                     18,820       4.2        12,387       2.9
   Credit card receivables             7,779       1.8         4,898       1.2
   Other                               7,434       1.7         9,658       2.3
------------------------------------------------------------------------------
     Total fixed income
       securities                    417,956      94.2%      423,914     100.0%
Equity securities                     25,897       5.8            --        --
------------------------------------------------------------------------------
     Total                          $443,853     100.0%     $423,914     100.0%
==============================================================================


The Company's investment portfolio is managed to maximize after-tax investment return while minimizing credit risk with investments concentrated in high quality fixed income securities to support its insurance underwriting operations. The Company's investment policies emphasize high credit quality and diversification by industry, issue and issuer.

      The following table sets forth the ratings assigned by The Standard & Poor's Corporation ("S&P") or Moody's Investor Services, Inc. ("Moody's") of the fixed income securities portfolio of the Company as of December 31, 1999 and 1998:


In thousands                                      1999                    1998
------------------------------------------------------------------------------
Credit Rating                     Fair Value   Percent    Fair Value   Percent
------------------------------------------------------------------------------
AAA/Aaa                             $275,488      65.9%     $278,792      65.8%
AA/Aa                                 92,811      22.2        89,090      21.0
A/A                                   24,574       5.9        34,676       8.2
BBB                                   25,083       6.0        21,356       5.0
------------------------------------------------------------------------------
   Total                            $417,956     100.0%     $423,914     100.0%
==============================================================================


As of December 31, 1999 and 1998, 100% of the Company's fixed income securities were considered investment grade by S&P or Moody's and 88% and 87% were rated at least AA by those agencies for 1999 and 1998, respectively. The Company's investments in fixed income securities do not contain any industry concentration of credit risk.

      Municipal securities of the State of Texas and related political subdivisions represent 8% of the estimated fair value of the Company's fixed income portfolio. Municipal securities of each other state individually represent less than 6% of the Company's fixed income portfolio.

                               CNA Surety Corporation 1999 AR                21



Management's Discussion and Analysis of Financial Condition and Results of Operations


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

      The table below summarizes the estimated effects of certain hypothetical increases and decreases in interest rates. It is assumed that the changes occur immediately and uniformly across each investment category. The hypothetical changes in market interest rates selected reflect the Company's expectations of the reasonably possible best or worst case scenarios over a one-year period. The hypothetical fair values are based upon the same prepayment assumptions that were utilized in computing fair values as of December 31, 1999. Significant variations in market interest rates could produce changes in the timing of repayments due to ~prepayment options available. The fair value of such instruments could be affected and, therefore, actual results might differ from those reflected in the following table.


                                                                                  Hypothetical
                                                                Estimated Fair      Percentage
                                                 Hypothetical      Value after        Increase
                             Fair Value at          Change in     Hypothetical   (Decrease) in
                               December 31      Interest Rate        Change in    Stockholders'
                                      1999   (bp=basis points)   Interest Rate          Equity
----------------------------------------------------------------------------------------------
Fixed Income Securities:
U.S. Government and government
  agencies and authorities        $112,739    200 bp increase         $104,108            (1.7)%
                                              100 bp increase          107,847            (1.0)
                                              100 bp decrease          117,220             0.9
                                              200 bp decrease          120,561             1.6

States, municipalities
  and political subdivisions       218,153    200 bp increase          198,855            (3.8)
                                              100 bp increase          207,697            (2.1)
                                              100 bp decrease          228,990             2.2
                                              200 bp decrease          241,474             4.6

Corporate bonds and all other       87,064    200 bp increase           79,573            (1.5)
------------------------------------------    100 bp increase           82,805            (0.8)
                                              100 bp decrease           91,790             0.9
                                              200 bp decrease           95,862             1.8

Total fixed income securities     $417,956    200 bp increase          382,536            (7.1)
==========================================    100 bp increase          398,349            (3.9)
                                              100 bp decrease          438,000             4.0
                                              200 bp decrease          457,897             8.0

Management's Discussion and Analysis of Financial Condition and Results of Operations

                                                                                  Hypothetical
                                                                Estimated Fair      Percentage
                                                 Hypothetical      Value after        Increase
                             Fair Value at          Change in     Hypothetical   (Decrease) in
                               December 31      Interest Rate        Change in    Stockholders'
                                      1998   (bp=basis points)   Interest Rate          Equity
----------------------------------------------------------------------------------------------
Fixed Income Securities:
U.S. Government and government
  agencies and authorities        $133,280    200 bp increase         $126,416            (1.4)%
                                              100 bp increase          129,964            (0.7)
                                              100 bp decrease          136,484             0.7
                                              200 bp decrease          139,790             1.4

 States, municipalities
  and political subdivisions       208,238    200 bp increase          186,658            (4.5)
                                              100 bp increase          196,769            (2.4)
                                              100 bp decrease          221,119             2.7
                                              200 bp decrease          235,014             5.6

Corporate bonds and all other       82,396    200 bp increase           76,436            (1.3)
------------------------------------------    100 bp increase           79,453            (0.6)
                                              100 bp decrease           86,794             0.9
                                              200 bp decrease           93,296             2.3

Total fixed income securities     $423,914    200 bp increase          389,510            (7.2)
==========================================    100 bp increase          406,186            (3.7)
                                              100 bp decrease          444,397             4.3
                                              200 bp decrease          468,100             9.3




The Company is also exposed to equity price risk as a result of its investment in equity securities. Equity price risk results from changes in the level or volatility of equity prices which affect the value of equity securities. The carrying values of investments subject to equity price risk are based on quoted market prices or management's estimates of fair value as of the balance sheet dates. Market prices are subject to fluctuation and, consequently, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market price of a security may result from perceived changes in the underlying economic characteristics of the investee, the relative price of alternative investments and general market conditions. Furthermore, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold.

      The table below summarizes the Company's equity price risk as of December 31, 1999 and shows the effects of a hypothetical 25% increase and a 25% decrease in market prices as of those dates. The selected hypothetical change does not reflect what could be considered the best or worst case scenarios.


                                                                                  Hypothetical
                                                                Estimated Fair      Percentage
                                                                   Value after        Increase
                             Fair Value at                        Hypothetical   (Decrease) in
                               December 31       Hypothetical        Change in    Stockholders'
                                      1999       Price Change            Price          Equity
----------------------------------------------------------------------------------------------
Equity Securities                  $25,897       25% increase          $32,371             1.3%
                                                 25% decrease          $19,423            (1.3)


The Company did not hold any investments in equity securities as of December 31, 1998.

                               CNA Surety Corporation 1999 AR                23



Management's Discussion and Analysis of Financial Condition and Results of Operations

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

      The estimated liability for unpaid losses and loss adjustment expenses includes, on an undiscounted basis, estimates of (a) the ultimate settlement value of reported claims, (b) incurred but not reported ("IBNR") claims, (c) future expenses to be incurred in the settlement of claims and (d) claim recoveries, exclusive of reinsurance recoveries which are reported as an asset. These estimates are determined based on the Company's and surety industry loss experience, as well as consideration of current trends and conditions. The estimated liability for unpaid losses and loss adjustment expenses is an estimate and there is the potential that actual future loss payments will differ significantly from initial estimates. The methods of determining such estimates and the resulting estimated liability are regularly reviewed and updated. Changes in the estimated liability are reflected in operating income in the year in which such changes are determined to be needed.

      The Company recorded net favorable reserve development which resulted in reductions in the estimated liability of $13.1 million for the year ended December 31, 1999, $4.4 million for the year ended December 31, 1998 and $0.6 million for the period from inception through December 31, 1997. On a pro forma basis, favorable development was $40.9 million ($35.0 million related to the Predecessor) for the year ended December 31, 1997. Note 8 to the accompanying Consolidated Financial Statements presents a table of the activity in the reserves for unpaid losses and loss adjustment expenses for the Company and the Predecessor. This table highlights the impact of revisions to the estimated liability established in prior years.

Risk Based Capital ("RBC") and Other Regulatory Ratios
The National Association of Insurance Commissioners ("NAIC") has promulgated RBC requirements for property and casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, loss reserve adequacy and other business factors. The RBC information is used by state insurance regulators as an early warning mechanism to identify insurance companies that potentially are inadequately capitalized. In addition, the formula defines new minimum capital standards that supplement the current system of fixed minimum capital and surplus requirements on a state-by-state basis. Regulatory compliance is determined by a ratio (the "Ratio") of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Generally, a Ratio in excess of 200% of authorized control level RBC requires no corrective actions on behalf of the Company or regulators. As of December 31, 1999, each of CNA Surety's insurance subsidiaries had a Ratio that was in compliance with minimum RBC requirements.

      CNA Surety's insurance subsidiaries require capital to support premium writings. In accordance with industry and regulatory guidelines, the net written premiums to surplus ratio of a property and casualty insurer should not exceed 3 to 1 (the terms of the Credit Facility also limit this ratio to 3 to 1 for Western Surety and USA). On December 31, 1999, the Company had a combined statutory surplus of $193.5 million. The combined statutory surplus of Western Surety and SBCA was $177.2 million and its net written premiums to surplus ratio was 1.6 to 1. USA's statutory surplus was $16.3 million and the net written premiums to surplus ratio was ~1.3 to 1. On December 31, 1998, the Company had a combined statutory surplus of $169.9 million. The combined statutory surplus of Western Surety and SBCA was $153.2 million and its net written premiums to surplus ratio was 1.6 to 1. USA's statutory surplus was $16.7 million and its net written premiums to surplus ratio was 1.4 to 1. The Company believes that each insurance company's statutory surplus is sufficient to support its current and anticipated premium levels.

The NAIC has also developed a rating system, the Insurance Regulatory Information System ("IRIS"), primarily intended to assist state insurance departments in overseeing the financial condition of all insurance companies operating within their respective states. IRIS consists of eleven key financial ratios that address various aspects of each insurer's financial condition and stability. In 1999, USA's and SBCA's IRIS ratios were within all the "usual" ranges as defined by the NAIC. Western failed the Agents Balance to Surplus ratio, primarily due to increased premiums written. In 1998, USA's IRIS ratios were within all the "usual" ranges as defined by the NAIC. Western and its affiliated company SBCA failed one ratio each; Agents Balance to Surplus and Change in Net Writings, respectively. Due to the Merger that occurred on September 30, 1997, and related reinsurance transactions, Western Surety's agents balances increased significantly, causing this ratio to be outside the~ "usual" range.

IMPACT OF YEAR 2000 ON THE COMPANY
The widespread use of computer programs, both in the United States and internationally, that rely on two digit date fields to perform computations and decision making functions was identified as a possible cause for computer systems malfunctions when processing information involving dates beginning after 1999. Such malfunctions could lead to business delays and disruptions. The Company experienced minimal disruptions in its business activities with respect to the Year 2000 date change.

      As of December 31, 1999, approximately $538,000 was incurred in Year 2000 related expenditures. This amount includes expenses incurred for third party remediation and testing and additional equipment hardware purchased to facilitate further testing.

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

IMPACT OF ADOPTING ACCOUNTING PRONOUNCEMENTS
In March 1998, the American Institute of Certified Public Accountants' Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for costs of computer software developed or obtained for internal use and for determining whether computer software is for internal use. For the purposes of the SOP, internal-use software is software acquired, internally developed or modified solely to meet the entity's internal needs for which no substantive plan exists or is being developed to market the software externally during the software's development or modification. Accounting treatment for costs associated with software developed or obtained for internal use, as defined by this SOP, is based upon a number of factors, including the point in time during the project that costs are incurred, as well as the types of costs incurred. The Company has adopted SOP 98-1 in the accompanying Consolidated Financial Statements. The adoption of which did not have a material effect on the Company's financial position and results of operations.

      In April 1998, AcSEC issued SOP 98-5, "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs, as defined, to be expensed as incurred. The Company has adopted SOP 98-5 in the accompanying Consolidated Financial Statements. The adoption of which did not have a material effect on the Company's financial position and results of operations.

                               CNA Surety Corporation 1999 AR                25



In October 1998, AcSEC issued SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk," which provides accounting guidance for insurance and reinsurance contracts that do not transfer insurance risk, excluding long-duration life and health insurance contracts. The Company has adopted SOP 98-7 in the accompanying Consolidated Financial Statements. The adoption of which did not have a material effect on the Company's financial position and results of operations.

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes standards for the accounting and reporting for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, and available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. This Statement, which is not required until 2001, is still being assessed by the Company, but is not anticipated to have a material impact on the financial position and results of operations of the Company.

 "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
OF 1995
The statements which are not historical facts contained in this Annual Report to Shareholders are forward-looking statements that involve risks and uncertainties, including, but not limited to, product and policy demand and market response risks, the effect of economic conditions, the impact of competitive products, policies and pricing, product and policy development, regulatory changes and conditions, rating agency policies and practices, development of claims and the effect on loss reserves, the performance of reinsurance companies under reinsurance contracts with the Company, investment portfolio developments and reaction to market conditions, the results of financing efforts, the actual closing of contemplated transactions and agreements, the effect of the Company's accounting policies, and other risks detailed in the Company's Securities and Exchange Commission filings. No assurance can be given that the actual results of operations and financial condition will conform to the forward-looking statements contained herein.

Consolidated Balance Sheets


In thousands, except per share data      December 31         1999         1998
------------------------------------------------------------------------------
ASSETS
Invested assets and cash:
   Fixed income securities, at fair value
     (amortized cost: $436,690 and $418,866)             $417,956     $423,914
   Equity securities, at fair value
     (cost: $23,968 and $0)                                25,897           --
   Short-term investments, at cost
     (approximates fair value)                             43,033       57,865
   Other investments, at fair value                         5,277        5,830
   Cash                                                     7,237       17,746
------------------------------------------------------------------------------
     Total invested assets and cash                       499,400      505,355
Deferred policy acquisition costs                          84,924       74,488
Insurance receivables:
   Premiums                                                 9,822        8,950
   Reinsurance, including $57,129 and
     $47,175 from affiliates                               76,158       55,350
Intangible assets, net of accumulated amortization
   of $13,329 and $7,347 at December 31, 1999
   and 1998, respectively                                 155,980      156,062
Prepaid reinsurance premiums                                2,302        2,157
Property and equipment, at cost (less accumulated
   depreciation: $11,094 and $9,593)                       14,769        9,979
Other assets                                                8,220        7,029
------------------------------------------------------------------------------
     Total assets                                        $851,575     $819,370
==============================================================================

LIABILITIES
Reserves:
   Unpaid losses and loss adjustment expenses            $157,933     $150,020
   Unearned premiums                                      199,300      183,708
------------------------------------------------------------------------------
     Total reserves                                       357,233      333,728
Debt                                                      101,900      113,000
Deferred income taxes, net                                 10,447       10,649
Payable for securities purchased                            7,487        8,517
Current income taxes payable                                7,076        6,726
Reinsurance payables to affiliates                          6,882        1,424
Other liabilities                                          34,246       35,429
------------------------------------------------------------------------------
     Total liabilities                                   $525,271     $509,473
------------------------------------------------------------------------------
Commitments and contingencies (See Note 9)


STOCKHOLDERS' EQUITY
Preferred stock, par value $.01 per share,
   20,000 shares authorized; none issued and
   outstanding                                                 --           --
Common stock, par value $.01 per share, 100,000
shares authorized; 44,123 shares issued and
   43,006 shares outstanding at December 31,
   1999 and 44,093 issued and outstanding at
   December 31, 1998                                          441          441
Additional paid-in capital                                253,366      253,215
Retained earnings                                          95,419       52,984
Accumulated other comprehensive income (loss)             (11,150)       3,257
Treasury stock, at cost                                   (11,772)          --
------------------------------------------------------------------------------
     Total stockholders' equity                           326,304      309,897
------------------------------------------------------------------------------
     Total liabilities and stockholders' equity          $851,575     $819,370
==============================================================================
The accompanying notes are an integral part of these financial statements.

                               CNA Surety Corporation 1999 AR                27



Consolidated Statements of Income
and Statement of Certain Revenues and Direct Operating Expenses of Predecessor


                                                                               September 30
                                                                                   (Date of  Predecessor
                                                                                  Inception) Nine Months
                                                       Year Ended   Year Ended      through        Ended
                                                      December 31  December 31  December 31 September 30
In thousands, except per share data                          1999         1998         1997         1997
--------------------------------------------------------------------------------------------------------
Revenues:
   Net earned premium                                    $283,540     $258,737      $65,433     $108,564
   Net investment income                                   25,850       24,259        5,766           --
   Net realized investment gains                               15          844           85           --
--------------------------------------------------------------------------------------------------------
     Total revenues                                       309,405      283,840       71,284      108,564
--------------------------------------------------------------------------------------------------------
Expenses:
   Net losses and loss adjustment expenses                 44,672       44,998       12,134      (11,516)
   Net commissions, brokerage and other underwriting      166,974      151,966       38,213       59,674
   Interest expense                                         5,846        7,218        1,831           --
   Amortization of intangible assets                        5,982        5,900        1,447           --
--------------------------------------------------------------------------------------------------------
     Total expenses                                       223,474      210,082       53,625       48,158
--------------------------------------------------------------------------------------------------------
Income before income taxes (Excess of net earned
   premium over direct operating expenses, before
   income taxes for Predecessor)                           85,931       73,758       17,659       60,406
Income taxes                                               29,433       28,243        6,663       21,241
--------------------------------------------------------------------------------------------------------
Net income (Excess of net earned premiums over
   direct operating expenses, after income taxes
   for Predecessor)                                      $ 56,498     $ 45,515      $10,996     $ 39,165
========================================================================================================
Earnings per share                                       $   1.28     $   1.04      $  0.25
===========================================================================================
Earnings per share, assuming dilution                    $   1.28     $   1.04      $  0.25
===========================================================================================
Weighted average shares outstanding                        43,974       43,722       43,302
===========================================================================================
Weighted average shares outstanding, assuming dilution     44,120       43,875       43,552
===========================================================================================

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity


                                                                                               Accumulated
                              Common Stock                                                           Other  Treasury          Total
                                    Shares  Common      Additional  Comprehensive  Retained  Comprehensive     Stock  Stockholders'
In thousands                   Outstanding   Stock Paid-In Capital         Income  Earnings   Income (Loss) (at cost)        Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1997
   (Date of Inception)                  --    $ --        $     --       $     --  $     --       $     --  $     --       $     --
Comprehensive income:
Net income                              --      --              --         10,996    10,996             --        --         10,996
Other comprehensive income:
     Change in unrealized gains on
       securities (after
       income taxes), net of
       reclassification
       adjustment of $0                 --      --              --            474        --            474        --            474
------------------------------------                                     --------
Total comprehensive income                                               $ 11,470
====================================                                     ========
Increase due to Capsure
   Acquisition (See Note 2)         43,294     433         181,629                       --             --        --        182,062
Capital contribution and the
   effects of reinsurance
   agreements (See Note 2)              --      --          62,859                       --             --        --         62,859
Stock options exercised                 26      --             341                       --             --        --            341
------------------------------------------------------------------                 ------------------------------------------------
Balance, December 31, 1997          43,320    $433        $244,829                 $ 10,996       $    474  $     --       $256,732
==================================================================                 ================================================
Comprehensive income:
Net income                              --      --              --         45,515    45,515             --        --         45,515
Other comprehensive income:
     Change in unrealized gains on
       securities (after income
       taxes), net of
       reclassification
       adjustment of $208               --      --              --           2,783        --          2,783       --          2,783
------------------------------------                                     --------
Total comprehensive income                                               $ 48,298
====================================                                     ========
Issuance of common stock               628       6           7,525                       --             --        --          7,531
Stock options exercised                145       2             861                       --             --        --            863
Dividends paid to stockholders          --      --              --                   (3,527)            --        --         (3,527)
------------------------------------------------------------------                 ------------------------------------------------
Balance, December 31, 1998          44,093    $441        $253,215                 $ 52,984       $  3,257  $     --       $309,897
==================================================================                 ================================================
Comprehensive income:
Net income                              --      --              --         56,498    56,498             --        --         56,498
Other comprehensive income:
     Change in unrealized (losses)
       on securities (after income
       taxes), net of
       reclassification adjustment
       of $821                          --      --              --        (14,407)       --        (14,407)       --        (14,407)
------------------------------------                                     --------
Total comprehensive income                                               $ 42,091
====================================                                     ========
Purchase of treasury stock          (1,117)     --              --                       --             --   (11,772)       (11,772)
Stock options exercised and other       30      --             151                       --             --        --            151
Dividends paid to stockholders          --      --              --                  (14,063)            --        --        (14,063)
------------------------------------------------------------------                 ------------------------------------------------
Balance, December 31, 1999          43,006    $441        $253,366                 $ 95,419       $(11,150) $(11,772)      $326,304
==================================================================                 ================================================

The accompanying notes are an integral part of these financial statements.

                               CNA Surety Corporation 1999 AR                29


Consolidated Statements of Cash Flows

                                                                  September 30
                                                                      (Date of
                                                                     Inception)
                                          Year Ended   Year Ended      through
                                         December 31  December 31  December 31
In thousands                                    1999         1998         1997
------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                 $  56,498    $  45,515    $  10,996
Adjustments to reconcile net income to
  net cash provided by
  operating activities:
   Depreciation and amortization               8,414        7,720        1,915
   Accretion of bond discount, net             2,085        2,065          172
   Net realized investment gains                 (15)        (844)         (85)
Changes in:
   Insurance receivables                     (21,680)         534      (13,282)
   Reserve for unearned premiums              15,592       11,921        7,184
   Reserve for unpaid losses and loss
     adjustment expenses                       7,913       19,639        8,100
   Deferred policy acquisition costs         (10,436)     (10,344)       4,950
   Deferred income taxes, net                  7,506        7,485        4,038
   Reinsurance payables                        5,458        1,424           --
   Other assets and liabilities               (3,723)       3,578        5,010
------------------------------------------------------------------------------
Net cash provided by operating activities     67,612       88,693       28,998
------------------------------------------------------------------------------
INVESTING ACTIVITIES
Fixed income securities:
   Purchases                                (172,746)    (297,654)    (149,580)
   Maturities                                 45,610       56,947        8,654
   Sales                                     107,243       86,170        5,146
Purchases of equity securities               (24,444)          --           --
Proceeds from the sale of
  equity securities                              477           --           --
Changes in short-term investments             14,832       89,370     (117,919)
Purchases of property and equipment           (5,566)      (3,458)        (586)
Acquisition of businesses, net of
  cash acquired                               (5,900)          --           --
Other, net                                      (789)      (1,959)          --
------------------------------------------------------------------------------
Net cash used in investing activities        (41,283)     (70,584)    (254,285)
------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from debt                             1,900           --      118,000
Collection of receivable from
  affiliates, net                                 --           --      116,939
Principal payments on debt                   (13,000)      (5,000)     (54,000)
Capital contribution from CCC                     --           --       52,250
Closing dividend to Capsure stockholders          --           --      (10,591)
Proceeds from issuance of common stock            --        7,531           --
Dividends to stockholders                    (14,063)      (3,527)          --
Purchase of treasury stock                   (11,772)          --           --
Other                                             97          503          126
------------------------------------------------------------------------------
Net cash (used in) provided by
  financing activities                       (36,838)        (493)     222,724
------------------------------------------------------------------------------
Increase (decrease) in cash                  (10,509)      17,616       (2,563)
Cash at beginning of period                   17,746          130        2,693
------------------------------------------------------------------------------
   Cash at end of period                   $  7,237     $  17,746    $     130
==============================================================================
Supplemental Disclosure of Cash
  Flow Information:
   Cash paid during the period for:
     Interest                              $   5,826    $   6,721    $   1,704
     Income taxes                          $  20,600    $  17,750    $      --
Non-cash investing activities:
     Common stock and options issued in
       connection with Capsure
       acquisition (See Note 2)            $      --    $      --    $ 182,062
==============================================================================
The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements


NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES
Formation of CNA Surety Corporation and Merger
In December 1996, CNA Financial Corporation ("CNAF") and Capsure Holdings Corp. ("Capsure") agreed to merge (the "Merger") the surety business of CNAF with Capsure's insurance subsidiaries, Western Surety Company ("Western Surety") and Universal Surety of America ("USA"), into CNA Surety Corporation ("CNA Surety" or the "Company"). CNAF, through its operating subsidiaries, writes multiple lines of property and casualty insurance, including surety business that is reinsured by Western Surety. CNAF owns approximately 63% of the outstanding common stock of CNA Surety. Loews Corporation owns approximately 86% of the outstanding common stock of CNAF. The principal operating subsidiaries of CNAF that wrote the surety line of business for their own account prior to the Merger were Continental Casualty Company and its property and casualty affiliates (collectively, "CCC") and The Continental Insurance Company and its property and casualty affiliates (collectively, "CIC"). CIC was acquired by CNAF on May 10, 1995. The combined surety operations of CCC and CIC are referred to herein as CCC Surety Operations ("Predecessor").

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

Predecessor Financial Information
The accompanying Statement of Certain Revenues and Direct Operating Expenses for the nine months ended September 30, 1997 reflects premiums earned, losses incurred, loss adjustment expenses (allocated and unallocated) and other direct operating expenses of CCC Surety Operations, the Predecessor. Such operating revenues and costs as investment income, realized gains and losses on investments and certain general and administrative expenses, which are indirect or overhead in nature, are not reflected in operating results since such items were not historically allocated to CCC Surety Operations by CNAF or its subsidiaries.

      Since the accompanying Predecessor financial statements exclude certain revenues and expenses, these financial statements are not intended to be a complete presentation of CCC Surety Operations. Those revenues and costs that are reflected in the accompanying financial statements have been determined in accordance with generally accepted accounting principles.

Investments
Management believes the Company has the ability to hold all fixed income securities to maturity. However, the Company may dispose of securities prior to their scheduled maturity due to changes in interest rates, prepayments, tax and credit considerations, liquidity or regulatory capital requirements or other similar factors.

                               CNA Surety Corporation 1999 AR                31


Notes to Consolidated Financial Statements

As a result, the Company considers all of its fixed income securities (bonds and redeemable preferred stocks) and equity securities as available-for-sale. These securities are reported at fair value, with unrealized gains and losses, net of deferred income taxes, reported as a separate component of stockholders' equity. Cash flows from purchases, sales and maturities are reported gross in the investing activities section of the cash flow statement.

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

      Short-term investments which generally include U.S. Treasury bills, corporate notes, money market funds and investment grade commercial paper equivalents, are carried at amortized cost which approximates fair value.

Deferred Policy Acquisition Costs
Policy acquisition costs, consisting of commissions and other underwriting expenses which vary with, and are primarily related to, the production of business, net of reinsurance commission income, are deferred and amortized as a charge to income as the related premiums are earned.

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

      On July 28, 1999, CNA Surety acquired certain assets of Clark Bonding Company, Inc., a Charlotte, North Carolina, insurance agency and brokerage doing business as The Bond Exchange. The Bond Exchange specializes in the distribution of surety and fidelity bonds with 1999 premium production of approximately $4 million. Goodwill arising from this acquisition was $5.9 million and will be amortized on a straight line basis over 30 years.

      Management assesses the recoverability of intangible assets based upon estimates of undiscounted future operating cash flows whenever significant events or changes in circumstances suggest that the carrying amount of an asset may not be recoverable.

Reserves for Unpaid Losses and Loss Adjustment Expenses
The estimated liability for unpaid losses and loss adjustment expenses includes, on an undiscounted basis, estimates of (a) the ultimate settlement value of reported claims, (b) incurred but not reported ("IBNR") claims, (c) future expenses to be incurred in the settlement of claims and (d) claim recoveries, before reinsurance recoveries which are reported as an asset. These estimates are determined based on the Company's loss experience, as well as consideration of industry experience, current trends and conditions. The estimated liability for unpaid losses and loss adjustment expenses is an estimate and there is the potential that actual future loss payments will differ significantly from initial estimates. The methods of determining such estimates and the resulting estimated liability are regularly reviewed and updated. Changes in the estimated liability are reflected in operating income in the year in which such changes are determined to be needed.

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

Notes to Consolidated Financial Statements


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

Property and Equipment
Property and equipment are carried at cost less accumulated depreciation. Depreciation is based on the estimated useful lives of the various classes of property and equipment and determined principally on a straight-line basis. The cost of maintenance and repairs is charged to income as incurred, major improvements are capitalized.

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

Accounting Changes
In March 1998, AcSEC issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for costs of computer software developed or obtained for internal use and for determining whether computer software is for internal use. For the purposes of the SOP, internal-use software is software acquired, internally developed or modified solely to meet the entity's internal needs for which no substantive plan exists or is being developed to market the software externally during the software's development or modification. Accounting treatment for costs associated with software developed or obtained for internal use, as defined by this SOP, is based upon a number of factors, including the point in time during the project that costs are incurred, as well as the types of costs incurred. The Company has adopted SOP 98-1 in the accompanying Consolidated Financial Statements. The adoption of which did not have a material effect on the Company's financial position and results of operations.

      In April 1998, AcSEC issued SOP 98-5, "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs, as defined, to be expensed as incurred. The Company has adopted SOP 98-5 in the accompanying Consolidated Financial Statements. The adoption of which did not have a material effect on the Company's financial position and results of operations.

      In October 1998, AcSEC issued SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk," which provides accounting guidance for insurance and reinsurance contracts that do not transfer insurance risk, excluding long-duration life and health insurance contracts. The Company has adopted SOP 98-7 in the accompanying Consolidated Financial Statements. The adoption of which did not have a material effect on the Company's financial position and results of operations.

Reclassifications
Certain reclassifications have been made to the 1998 and 1997 financial statements to conform with the presentation in the 1999 Consolidated Financial Statements.

                               CNA Surety Corporation 1999 AR                33



NOTE 2.  CAPSURE ACQUISITION
The purchase price for Capsure has been allocated to Capsure's assets that were acquired and to Capsure's liabilities that were assumed based on the estimated fair value of such assets and liabilities at the Merger Date.

The purchase price for the outstanding shares of Capsure common stock was determined as follows:

In thousands
------------------------------------------------------------------------------
Traded value of Capsure shares to be exchanged at
   $11.00 per share                                                   $178,177
Value of Capsure options                                                 2,527
CCC Surety Operations merger-related costs                               1,358
------------------------------------------------------------------------------
Total purchase price                                                  $182,062
==============================================================================

The purchase price was allocated as follows:

In thousands
------------------------------------------------------------------------------
Capsure net assets at historical cost                                 $100,875
Fair value adjustments:
   Purchased intangibles                                               (73,844)
   Intangibles arising from Merger                                     155,031
------------------------------------------------------------------------------
Total purchase price                                                  $182,062
==============================================================================

Intangible assets arising from the Merger were allocated as follows:

In thousands                                                      Amortization
Intangible Asset Component                           Amount             Period
------------------------------------------------------------------------------
Agency Force                                       $ 20,500           20 years
Goodwill                                            134,531           30 years
-----------------------------------------------------------
Total intangibles                                  $155,031
===========================================================


CNA Surety's beginning stockholders' equity was comprised of the following:

In thousands
------------------------------------------------------------------------------
Purchase price                                                        $182,062
Capital contribution of $52,250 from CCC
  and the effects of reinsurance agreements                             62,859
------------------------------------------------------------------------------
Stockholders' equity                                                  $244,921
==============================================================================

Unaudited Pro Forma Results
The following table of unaudited pro forma information has been prepared as if the acquisition of Capsure had been consummated at the beginning of 1997. This unaudited pro forma financial information gives effect to the following: (i) consummation of the Merger and the related transactions and the contribution of capital to and the incurrence of additional debt by CNA Surety; (ii) purchase accounting adjustments to reflect Capsure's assets and liabilities at fair value; (iii) estimated indirect and overhead expenses for the CCC Surety Operations; and (iv) estimated interest expense related to the additional debt:


                                                                    Year Ended
                                                                     (ProForma)
                                                                     Unaudited
In thousands, except per share amounts                                    1997
------------------------------------------------------------------------------
Revenues                                                              $258,682
Net income                                                            $ 34,375
Earnings per share                                                    $   0.79
==============================================================================

Notes to Consolidated Financial Statements

The foregoing unaudited pro forma operating results include non-recurring charges, primarily merger-related costs of Capsure, of $22.0 million, net of tax (or $0.51 per share) for the year ended December 31, 1997.

      This unaudited pro forma financial information is intended for information purposes only and is not necessarily indicative of the results of operations which would have been achieved and reported had the Merger and related transactions been consummated on the date assumed, nor is it necessarily indicative of the future consolidated operating results of CNA Surety.

NOTE 3.  INVESTMENTS
The estimated fair value and amortized cost of fixed income and equity securities held by CNA Surety by investment category, were as follows:


                                                                  Gross        Gross
                                            Amortized Cost   Unrealized   Unrealized    Estimated
In thousands    December 31, 1999                  or Cost        Gains       Losses   Fair Value
-------------------------------------------------------------------------------------------------
Fixed income securities:
U.S. Treasury securities and obligations of
   U.S. Government and agencies:
   U.S. Treasury                                  $ 17,575       $    6     $   (129)    $ 17,452
   U.S. Agencies                                    49,786           58       (1,764)      48,080
   Collateralized mortgage obligations               2,123            3          (10)       2,116
   Mortgage pass-through securities                 46,701           --       (1,610)      45,091
Obligations of states and political subdivisions   229,499           56      (11,402)     218,153
Corporate bonds                                     43,395            3       (2,934)      40,464
Non-agency collateralized mortgage obligations      12,845           --         (278)      12,567
Other asset-backed securities:
   Second mortgages/home equity loans               19,041           16         (237)      18,820
   Credit card receivables                           8,101            1         (323)       7,779
   Other                                             7,624            2         (192)       7,434
-------------------------------------------------------------------------------------------------
     Total fixed income securities                 436,690          145      (18,879)     417,956
Equity securities                                   23,968        3,274       (1,345)      25,897
-------------------------------------------------------------------------------------------------
     Total                                        $460,658       $3,419     $(20,224)    $443,853
=================================================================================================


                                                                  Gross        Gross
                                            Amortized Cost   Unrealized   Unrealized    Estimated
In thousands    December 31, 1999                  or Cost        Gains       Losses   Fair Value
-------------------------------------------------------------------------------------------------
Fixed income securities:
U.S. Treasury securities and obligations of
   U.S. Government and agencies:
   U.S. Treasury                                  $ 19,009       $  412     $     --     $ 19,421
   U.S. Agencies                                    68,922        2,189           --       71,111
   Collateralized mortgage obligations              17,741           78          (76)      17,743
   Mortgage pass-through securities                 24,834          172           (1)      25,005
Obligations of states and political subdivisions   206,264        2,329         (355)     208,238
Corporate bonds                                     36,538          686         (465)      36,759
Non-agency collateralized mortgage obligations      18,811           32         (149)      18,694
Other asset-backed securities:
   Second mortgages/home equity loans               12,169          219           (1)      12,387
   Credit card receivables                           4,896            5           (3)       4,898
   Other                                             9,682           24          (48)       9,658
-------------------------------------------------------------------------------------------------
     Total fixed income securities                 418,866        6,146       (1,098)     423,914
Equity securities                                       --           --           --           --
-------------------------------------------------------------------------------------------------
     Total                                        $418,866       $6,146     $ (1,098)    $423,914
=================================================================================================

                               CNA Surety Corporation 1999 AR                35

Notes to Consolidated Financial Statements

The Company's insurance subsidiaries, as required by state law, deposit certain securities with state insurance regulatory authorities. At December 31, 1999, securities on deposit had an aggregate carrying value of $3.3 million.

      Short-term investments are generally comprised of U.S. Treasury bills, corporate notes, money market funds and investment-grade commercial paper equivalents.

      The amortized cost and estimated fair value of fixed income securities, by contractual maturity, at December 31, 1999 and 1998 are shown below. Actual maturities will differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:



In thousands                                                    1999                      1998
----------------------------------------------------------------------------------------------
                                              Amortized    Estimated    Amortized    Estimated
Fixed Income Securities:                           Cost   Fair Value         Cost   Fair Value
----------------------------------------------------------------------------------------------
Due within one year                            $     --     $     --     $  3,354     $  3,364
Due after one year but within five years         47,697       47,022       67,091       68,817
Due after five years but within ten years       117,047      112,286      160,158      163,152
Due after ten years                             175,511      164,841      100,130      100,196
----------------------------------------------------------------------------------------------
                                                340,255      324,149      330,733      335,529

Mortgage pass-through securities,
   collateralized mortgage obligations and
   asset-backed securities                       96,435       93,807       88,133       88,385
----------------------------------------------------------------------------------------------
                                               $436,690     $417,956     $418,866     $423,914
==============================================================================================

Major categories of net investment income and net realized investment gains (losses) were as follows:

                                                                                  September 30
                                                                                      (Date of
                                                                                     Inception)
                                                          Year Ended   Year Ended      through
                                                         December 31  December 31  December 31
In thousands                                                    1999         1998         1997
----------------------------------------------------------------------------------------------
Investment income:
   Fixed income securities                                  $ 22,593     $ 22,111     $  3,061
   Equity securities                                              92           --           --
   Short-term investments                                      2,917        2,233        2,707
   Other                                                         866          523          112
----------------------------------------------------------------------------------------------
   Total investment income                                    26,468       24,867        5,880
Investment expenses                                             (618)        (608)        (114)
----------------------------------------------------------------------------------------------
Net investment income                                       $ 25,850     $ 24,259     $  5,766
----------------------------------------------------------------------------------------------
Gross realized investment gains:
   Fixed income securities                                  $    690     $    867     $     90
   Equity securities                                               2           --           --
   Other                                                          --            2           11
Gross realized investment losses:
   Fixed income securities                                      (674)         (19)          --
   Equity securities                                              (1)          --           --
   Other                                                          (2)          (6)         (16)
----------------------------------------------------------------------------------------------
Net realized investment gain                                $     15     $    844     $     85
==============================================================================================

Notes to Consolidated Financial Statements

Net unrealized gain and loss on securities included in stockholders' equity at December 31, 1999 and 1998 was comprised of the following:


In thousands                                   1999                      1998
-----------------------------------------------------------------------------
                         Gains    Losses        Net   Gains   Losses      Net
Fixed income securities $  145  $(18,879)  $(18,734) $6,146  $(1,098) $ 5,048
Equity securities        3,274    (1,345)     1,929      --       --       --
Other                       --      (349)      (349)     --      (37)     (37)
-----------------------------------------------------------------------------
                        $3,419  $(20,573)   (17,154) $6,146  $(1,135)   5,011
-----------------------------------------------------------------------------
Deferred income taxes                         6,004                    (1,754)
-----------------------------------------------------------------------------
Net unrealized (loss)
   gain on securities                      $(11,150)                  $ 3,257
=============================================================================

NOTE 4.  DEBT
CNA Surety has a five-year unsecured revolving credit facility that provides for borrowings of up to $130.0 million. The interest rate on borrowings under the credit facility may be fixed, at CNA Surety's option, for a period of one, two, three or six months and is based on, among other rates, the London Interbank Offered Rate ("LIBOR") plus applicable margin. The margin, including the facility fee, varies based on CNA Surety's leverage ratio (debt to total capitalization) and ranges from 0.25% to 0.40%. The credit facility provides for the payment of all outstanding principal balances after five years with no required principal payments prior to such time.

      The credit facility contains among other conditions, limitations on CNA Surety with respect to the incurrence of additional indebtedness and requires the maintenance of certain financial ratios. As of December 31, 1999, management believes that the Company was in compliance with all restrictions or covenants contained in the credit facility agreement.

      On July 28, 1999, CNA Surety acquired certain assets of Clark Bonding Company, Inc., a Charlotte, North Carolina, insurance agency and brokerage doing business as The Bond Exchange for $5.9 million. As part of this acquisition, the Company incurred an additional $1.9 million of debt in the form of a promissory note. The promissory note matures on July 27, 2004 and has an interest rate of 5.0%.

      The Consolidated Balance Sheet at December 31, 1999 reflects total debt of $101.9 million and $113.0 million at December 31, 1998. The weighted average interest rate on outstanding borrowings was 6.33% and 5.53% at December 31, 1999 and 1998, respectively.

NOTE 5.  FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table summarizes fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values may be based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. Potential taxes and other transaction costs have not been considered in estimating fair value. Accordingly, the estimates presented herein are subjective in nature and are not necessarily indicative of the amounts that the Company could realize in a current market exchange. This information excludes certain financial instruments and all non-financial instruments such as insurance contracts from fair value disclosure. Therefore, these fair value amounts cannot be aggregated to determine the underlying economic value of the Company.

                               CNA Surety Corporation 1999 AR                37

Notes to Consolidated Financial Statements

The carrying amounts and estimated fair values of financial instruments at December 31, 1999 and 1998 were as follows:

                                                 1999                      1998
-------------------------------------------------------------------------------
                                Carrying    Estimated     Carrying    Estimated
In thousands                      Amount   Fair Value       Amount   Fair Value
-------------------------------------------------------------------------------
Fixed income securities         $417,956     $417,956     $423,914     $423,914
Equity securities                 25,897       25,897           --           --
Short-term investments            43,033       43,033       57,865       57,865
Other investments                  5,277        5,277        5,830        5,830
Cash                               7,237        7,237       17,746       17,746
Debt                             101,900      101,900      113,000      113,000
===============================================================================

The following methods and assumptions were used by the Company in estimating fair values of financial instruments: Investments-The estimated fair values for the fixed income securities and equity securities are based upon quoted market prices, where available. For fixed income securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.

Cash, Short-Term Investments and Other Investments-The carrying value for these instruments approximates their estimated fair values. Debt-The estimated fair value of the Company's debt is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturity.

NOTE 6.  DEFERRED POLICY ACQUISITION COSTS
Policy acquisition costs deferred and the related amortization of deferred policy acquisition costs were as follows:


                                                                      September 30
                                                          (Date of     Predecessor
                                                         Inception  Nine(1) Months
                              Year Ended   Year Ended      through           Ended
                             December 31  December 31  December 31    September 30
In thousands                        1999         1998         1997            1997
----------------------------------------------------------------------------------
Balance at beginning of period  $ 74,488     $ 64,144     $ 69,094        $ 37,689
   Costs deferred                130,182      115,764       20,931          48,126
   Amortization                 (119,746)    (105,420)     (25,881)       (48,075)
   Deferred policy acquisition
     costs of Capsure at
     September 30, 1997, date
     of Merger                        --           --           --          31,354
----------------------------------------------------------------------------------
Balance at end of period        $ 84,924     $ 74,488     $ 64,144        $ 69,094
==================================================================================

(1)Amounts are for Predecessor except for the deferred policy acquisition costs of Capsure acquired and the balance at the end of the period which is for CNA Surety.

NOTE 7.  REINSURANCE
The Company's insurance subsidiaries, in the ordinary course of business, cede reinsurance to other insurance companies to limit their exposure to loss. Reinsurance arrangements are used to limit maximum loss, provide greater diversification of risk and minimize exposure on larger risks. Reinsurance contracts do not ordinarily relieve the Company of its primary obligations to claimants. Therefore, a contingent liability exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. The Company evaluates the financial condition of its reinsurers, establishes allowances for uncollectible amounts and monitors concentrations of credit risk. At December 31, 1999, CNA Surety's largest reinsurance receivable, including prepaid reinsurance premiums of $0.8 million, was approximately $8.5 million with a company rated A++ (Superior) by A.M. Best Company, Inc.

Notes to Consolidated Financial Statement

The effect of reinsurance on premiums written and earned was as follows:


                                                                                  September 30                   Predecessor
                                Year Ended             Year Ended           (Date of Inception)                  Nine Months
                               December 31            December 31           through December 31           Ended September 30
In thousands                          1999                   1998                          1997                         1997
----------------------------------------------------------------------------------------------------------------------------
                         Written    Earned   Written       Earned   Written              Earned   Written             Earned
----------------------------------------------------------------------------------------------------------------------------
Direct                  $108,968  $103,993  $105,288     $103,298   $24,561             $27,159  $114,969           $112,751
Assumed from affiliates  197,891   186,939   172,935      163,003    50,691              40,653        --                 --
Assumed from
   non-affiliates             --        --        --           --        --                  --     1,106              2,034
Ceded                     (7,872)   (7,392)   (7,621)     (7,564)   (1,263)              (2,379)   (7,445)            (6,221)
----------------------------------------------------------------------------------------------------------------------------
Net premiums            $298,987  $283,540  $270,602     $258,737   $73,989             $65,433  $108,630           $108,564
============================================================================================================================


Assumed premiums from affiliates are comprised of all surety business written or renewed, net of reinsurance, by CCC and CIC after the Merger Date that is reinsured by Western Surety pursuant to intercompany reinsurance and related agreements.

      The effect of reinsurance on losses and loss adjustment expenses incurred was as follows:

                                                                    September 30
                                                                        (Date of    Predecessor
                                                                       Inception)   Nine Months
                                            Year Ended   Year Ended      through          Ended
                                           December 31  December 31  December 31   September 30
In thousands                                      1999         1998         1997           1997
-----------------------------------------------------------------------------------------------
Gross losses and loss adjustment expenses     $ 63,933     $ 53,828     $ 12,613     $   (7,265)
Reinsurance recoveries                         (19,261)      (8,830)        (479)        (4,251)
-----------------------------------------------------------------------------------------------
Net losses and loss adjustment expenses       $ 44,672     $ 44,998     $ 12,134     $  (11,516)
===============================================================================================


NOTE 8.  RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES
Activity in the reserves for unpaid losses and loss adjustment expenses was as follows:

                                                                                   September 30
                                                                        (Date of    Predecessor
                                                                       Inception) Nine(1)Months
                                            Year Ended   Year Ended      through          Ended
                                           December 31  December 31  December 31   September 30
In thousands                                      1999         1998         1997           1997
-----------------------------------------------------------------------------------------------
Reserves at beginning of period:
Gross                                         $150,020     $130,381     $122,281     $  119,151
Ceded reinsurance                                7,986        7,656        7,273         15,467
-----------------------------------------------------------------------------------------------
   Net reserves at beginning of period         142,034      122,725      115,008        103,684
-----------------------------------------------------------------------------------------------
Net incurred loss and loss
   adjustment expenses:
   Provision for insured events of
     current period                             57,757       49,350       12,781         23,484
   Decrease in provision for insured events
     of prior periods                          (13,085)      (4,352)        (647)       (35,000)
-----------------------------------------------------------------------------------------------
     Total net incurred                         44,672       44,998       12,134        (11,516)
-----------------------------------------------------------------------------------------------
Net payments attributable to:
   Current period events                        16,809        6,094        4,256          4,307
   Prior period events                          32,428       19,595          161          3,780
-----------------------------------------------------------------------------------------------
     Total net payments                         49,237       25,689        4,417          8,087
-----------------------------------------------------------------------------------------------
Net reserves of Capsure at September 30,
   1997, date of Merger                             --           --           --         30,927
Net reserves at end of period                  137,469      142,034      122,725        115,008
Ceded reinsurance at end of period              20,464        7,986        7,656          7,273
-----------------------------------------------------------------------------------------------
     Gross reserves at end of period          $157,933     $150,020     $130,381     $  122,281
===============================================================================================

(1)Amounts are for Predecessor except for the net reserves of Capsure and both ceded reinsurance and gross reserves at the end of the period which are for CNA Surety.

                               CNA Surety Corporation 1999 AR                39


Notes to Consolidated Financial Statements


The Company recorded net favorable reserve development which resulted in reductions in the estimated liability of $13.1 million for the year ended December 31, 1999, $4.4 million for the year ended December 31, 1998 and $0.6 million for the period from inception through December 31, 1997. Net favorable reserve development of $13.1 million in 1999 primarily reflects increased salvage and subrogation recoveries received with respect to accident years prior to 1997.

      On a pro forma basis, favorable development was $40.9 million ($35.0 million related to the Predecessor) for the year ended December 31, 1997. Based on the CCC Surety Operations' 1997 study of reserves, management determined that it had been overly cautious in interpreting claim data and had discounted favorable trends. Consistent with the CCC Surety Operations' regular study of reserve levels, the CCC Surety Operations released $35.0 million of prior year reserves in 1997. Approximately $33 million of this reserve development related to CIC and principally to accident years prior to 1996.

NOTE 9.  COMMITMENTS AND CONTINGENCIES
At December 31, 1999, the future minimum commitment under operating leases was as follows: 2000-$3.5 million; 2001-$2.4 million; 2002-$1.0 million, 2003-$0.6 million and 2004 and thereafter-$0.8 million. Total rental expense for the years ended December 31, 1999 and 1998 was $3.4 million and $3.3 million, respectively, and $0.8 million for the period from September 30, 1997 (date of inception) through December 31, 1997.

      The Company is party to various lawsuits arising in the normal course of business, some seeking material damages. The Company believes the resolution of these lawsuits will not have a material adverse effect on its financial condition or its results of operations.

NOTE 10.  INCOME TAXES
The components of deferred income taxes as of December 31, 1999 and 1998 were as follows:

In thousands                                                  1999        1998
------------------------------------------------------------------------------
Deferred tax assets related to:
   Net operating losses                                    $    --     $ 3,767
   Unearned premium reserve                                 13,790      12,709
   Unrealized loss on securities                             6,004          --
   Accrued expenses                                          1,288       3,768
   Loss and loss adjustment expense reserve                  2,785       3,059
   Other                                                     4,200       2,644
------------------------------------------------------------------------------
     Total deferred tax assets                              28,067      25,947
------------------------------------------------------------------------------
Deferred tax liabilities related to:
   Deferred policy acquisition costs                        29,963      26,071
   Intangible assets                                         6,368       6,727
   Unrealized gain on securities                                --       1,754
   Other                                                     2,183       2,044
------------------------------------------------------------------------------
     Total deferred tax liabilities                         38,514      36,596
------------------------------------------------------------------------------
Net deferred tax liability                                 $10,447     $10,649
==============================================================================

CNA Surety and its subsidiaries file a consolidated federal income tax return. As of December 31, 1999, the Company utilized net operating loss carryforwards of approximately $10.8 million of the remaining consolidated net operating losses which were available as of December 31, 1998.

Notes to Consolidated Financial Statements


The income tax provisions consisted of the following:


                                                    September 30
                                                        (Date of   Predecessor
                                                       Inception)  Nine Months
                            Year Ended   Year Ended      through         Ended
                           December 31  December 31  December 31  September 30
In thousands                      1999         1998         1997          1997
------------------------------------------------------------------------------
Federal current                $21,074      $20,087       $2,558       $21,466
Federal deferred                 7,506        7,485        4,038          (225)
State                              853          671           67            --
------------------------------------------------------------------------------
Total income tax expense       $29,433      $28,243       $6,663       $21,241
==============================================================================

A reconciliation from the federal statutory tax rate to the effective tax rate is as follows:

                                                    September 30
                                                        (Date of   Predecessor
                                                       Inception)  Nine Months
                            Year Ended   Year Ended      through         Ended
                           December 31  December 31  December 31  September 30
                                  1999         1998         1997          1997
------------------------------------------------------------------------------
Federal statutory rate            35.0%        35.0%        35.0%         35.0%
Tax exempt income deduction       (3.4)        (1.7)          --            --
Non-deductible expenses,
   principally  amortization
   of goodwill                     2.2          2.6          2.4           0.2
State income tax, net of
   federal income tax benefit      0.6          1.0          0.2            --
Other                             (0.1)         1.4          0.1            --
------------------------------------------------------------------------------
Total income tax expense          34.3%        38.3%        37.7%         35.2%
==============================================================================

NOTE 11.  EMPLOYEE BENEFITS
CNA Surety sponsors a tax deferred savings plan ("401(k) plan") covering substantially all of its employees. Under the 401(k) plan, the Company matches 70% of the participating employee's contribution up to 6% of eligible compensation (4.2% maximum matching). Effective January 1, 2000, the Company match was increased 100% of the participating employee's contribution up to 3% of eligible compensation and 50% of the participating employee's contribution between 3% and 6% of eligible compensation (4.5% maximum matching). In addition, the Company may also make an annual discretionary profit sharing contribution to the 401(k) plan, subject to the approval of the Company's Board of Directors. The profit sharing contribution may be restricted by plan and regulatory limitations. The Company contribution, including profit sharing, to the 401(k) plan was $3.3 million and $3.2 million for the years ended December 31, 1999 and 1998 and $0.6 million for the period from September 30, 1997 through December 31, 1997.

      Western Surety sponsors two post-retirement benefit plans covering certain employees. One plan provides medical benefits, and the other plan provides sick leave termination payments. The post-retirement health care plan is contributory and the sick leave plan is non-contributory. The actuarially determined net periodic post-retirement costs for these plans were $0.6 million and $0.4 million, respectively, for the years ended December 31, 1999 and 1998 and $0.1 million for the period from September 30, 1997 (date of inception) through December 31, 1997. The unfunded accumulated post-retirement benefit obligation (for retirees and fully vested active plan participants) was $5.4 million and $4.9 million as of December 31, 1999 and 1998, respectively, and is included in other liabilities in the consolidated balance sheet. The following table summarizes the actuarial accounting assumptions for post-retirement benefit plans:

                                               1999         1998          1997
------------------------------------------------------------------------------
Discount Rate                                   6.5%         7.0%          7.0%
Initial healthcare cost trend                   8.0%         9.0%          9.0%
Ultimate healthcare cost trend                  5.0%         5.0%          5.0%
Ultimate medical trend reached in fiscal year  2002         2002          2002
==============================================================================

                               CNA Surety Corporation 1999 AR                41


Notes to Consolidated Financial Statements

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

      The Plan provides for the granting of incentive stock options as defined under the Code. All non-qualified stock options and incentive stock options granted under the Plan expire ten years after the date of grant and in the case of the Replacement Plan the options expire ten years from the original Capsure grant date.

                                                                      Weighted
                                               Shares Subject   Average Option
                                                    to Option  Price Per Share
------------------------------------------------------------------------------
Balance at September 30, 1997                         335,235           $ 3.46
   Options granted                                    463,500           $15.82
   Options cancelled                                  (23,363)          $15.58
   Options exercised                                  (26,000)          $ 4.86
-------------------------------------------------------------
Balance at December 31, 1997                          749,372           $10.68
=============================================================
   Options granted                                    153,200           $15.50
   Options cancelled                                  (15,475)          $15.87
   Options exercised                                 (145,031)          $ 3.47
-------------------------------------------------------------
Balance at December 31, 1998                          742,066           $13.34
=============================================================
   Options granted                                    570,200           $11.06
   Options cancelled                                  (61,300)          $13.83
   Options exercised                                  (29,437)          $ 2.97
-------------------------------------------------------------
Balance at December 31, 1999                        1,221,529           $12.50
=============================================================


As of December 31, 1999, the number of shares available for granting of options under the Plan were 1,578,003. The following table summarizes information about stock options outstanding at December 31, 1999:


                                                  Options Outstanding            Options Exercisable
----------------------------------------------------------------------------------------------------
                                    Weighted Average         Weighted                       Weighted
            Range of       Number          Remaining          Average        Number          Average
     Exercise Prices  Outstanding   Contractual Life   Exercise Price   Exercisable   Exercise Price
----------------------------------------------------------------------------------------------------
    $2.25 to $15.875    1,221,529          8.3 years           $12.50       204,465            $8.77
====================================================================================================


The weighted average fair market value (at grant date) per option granted was $4.29, $5.04 and $6.62, respectively, for options granted during 1999, 1998 and the period from September 30, 1997 (date of inception) through December 31, 1997. The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted average assumptions for the year ended December 31, 1999: risk free interest rate of 5.25%; dividend yield of 2.0%; expected option life of six years; and volatility of 40.3%. Similar assumptions for the year ended December 31, 1998 and the period from September 30, 1997 (date of inception)

Notes to Consolidated Financial Statements


through December 31, 1997 were: risk free interest rate of 4.45% and 5.76%; dividend yield of 2.0% and 0%; expected option life of 6 years and volatility of 33.4% and 30.6%, respectively.

      The Company adopted the financial disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" with respect to its stock-based incentive plans. The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its plans as allowed for under the provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for its stock-based incentive plans as the exercise price of the granted options equals the market price at the grant date. Had compensation cost for these plans been determined on the fair value at the grant date for options granted, the Company's pro forma net income for the year ended December 31, 1999 and 1998 would have been $55.2 million and $44.8 million, respectively; and $10.9 million for the period from September 30, 1997 to December 31, 1997. Diluted net income per share would have been $1.25 and $1.02 for the 1999 and 1998 and $0.25 for the period from September 30, 1997 through December 31, 1997.

      Effective January 1, 1998, the Company established the CNA Surety Corporation Non-Employee Directors Deferred Compensation Plan. Under this plan, each director who is not a full-time employee of the Company or any of its affiliates may defer all or a portion of the annual retainer fee that would otherwise be paid to such director. The deferral amount, which must be in multiples of 10% of the retainer fee, will be credited to a deferred compensation account and will be deemed invested in Common Stock Units equal to the deferred fees divided by the fair market value of CNA Surety common stock as of each quarterly meeting date. Each director will be fully vested in his or her deferred compensation amount. Aggregate common stock units outstanding as of December 31, 1999 were 17,291. Common Stock Units are convertible into CNA Surety common stock at the election of the director.

NOTE 13.  SEGMENT INFORMATION
The Company is a leading provider of surety and fidelity bonds in the United States. According to A.M. Best, the surety and fidelity segment of the domestic property and casualty insurance industry aggregates approximately $3.8 billion in direct written premiums, comprised of approximately $3.0 billion in surety premiums and $0.8 billion in fidelity premiums.

      Surety bonds are three-party agreements in which the issuer of the bond (the surety) joins with a second party (the principal) in guaranteeing to a third party (the owner/obligee) the fulfillment of some obligation on the part of the principal. The surety is the party who guarantees fulfillment of the principal's obligation to the obligee. There are two broad types of surety products--contract surety and commercial surety bonds.

      Contract surety bonds secure a contractor's performance and/or payment obligation generally with respect to a construction project. Contract surety bonds are generally required by federal, state and local governments for public works projects. Commercial surety bonds include all surety bonds other than contract and cover obligations typically required by law or regulation. Fidelity bonds cover losses arising from employee dishonesty.

      Although all of its products are sold through the same independent insurance agent and broker distribution network, the Company's underwriting and management reporting are organized by the two broad types of surety products--contract surety and commercial surety, which also includes fidelity bonds and other insurance products for these purposes. These two operating segments have been aggregated into one reportable business segment for financial reporting purposes because of their similar economic and operating characteristics.

                               CNA Surety Corporation 1999 AR                43


Notes to Consolidated Financial Statements


The following tables set forth gross and net written premiums, in thousands of dollars, by product and between domestic and international risks and the respective percentage of the total for the past three years.

Gross Written Premium

                                                                                                 Pro Forma
For the years ended December 31                   1999                      1998                      1997
----------------------------------------------------------------------------------------------------------
                                    Dollars    Percent        Dollars    Percent        Dollars    Percent
----------------------------------------------------------------------------------------------------------
Contract                           $150,022       48.9%      $132,242       47.5%      $123,014       46.2%
Commercial                          130,502       42.5        121,046       43.5        119,662       44.9
Fidelity and other                   26,335        8.6         24,936        9.0         23,742        8.9
----------------------------------------------------------------------------------------------------------
   Total                           $306,859      100.0%      $278,224      100.0%      $266,418      100.0%
==========================================================================================================
Domestic                           $286,253       93.3%      $266,998       96.0%      $255,635       96.0%
International                        20,606        6.7         11,226        4.0         10,783        4.0
----------------------------------------------------------------------------------------------------------
   Total                           $306,859      100.0%      $278,224      100.0%      $266,418      100.0%
==========================================================================================================

Net Written Premium

                                                                                                 Pro Forma
For the years ended December 31                   1999                      1998                      1997
----------------------------------------------------------------------------------------------------------
                                    Dollars    Percent        Dollars    Percent        Dollars    Percent
----------------------------------------------------------------------------------------------------------
Contract                           $145,616       48.7%      $127,114       47.0%      $118,138       46.0%
Commercial                          128,834       43.1        120,638       44.6        117,162       45.6
Fidelity and other                   24,537        8.2         22,850        8.4         21,767        8.4
----------------------------------------------------------------------------------------------------------
   Total                           $298,987      100.0%      $270,602      100.0%      $257,067      100.0%
==========================================================================================================
Domestic                           $280,463       93.8%      $260,506       96.3%      $246,923       96.1%
International                        18,524        6.2         10,096        3.7         10,144        3.9
----------------------------------------------------------------------------------------------------------
   Total                           $298,987      100.0%      $270,602      100.0%      $257,067      100.0%
==========================================================================================================


Approximately $57.9 million, or 18.9%, of gross written premiums were generated from national insurance brokers in 1999 with the single largest national broker production comprising $21.7 million, or 7.1%, of gross written premiums.

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

      In 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification"). The states of South Dakota and Texas have not yet adopted the Codification. The Company has not yet quantified the effects of Codification on its statutory financial statements. The Codification, which is intended to standardize regulatory accounting and reporting for the insurance industry, is proposed to be effective January 1, 2001 if adopted by the domiciliary state.

      The NAIC has promulgated Risk Based Capital ("RBC") requirements for property and casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, loss reserve adequacy and other business factors. The RBC information is used by state insurance regulators as an early warning mechanism to identify insurance companies that potentially are inadequately capitalized. In addition, the formula defines new minimum capital standards that supplement the current system of fixed minimum capital and surplus requirements on a state-by-state basis. Regulatory compliance is

Notes to Consolidated Financial Statements

determined by a ratio (the "Ratio") of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Generally, a Ratio in excess of 200% of authorized control level RBC requires no corrective actions by the company or regulators. As of December 31, 1999, each of CNA Surety's insurance subsidiaries had a Ratio that was in compliance with the minimum RBC requirements.

      CNA Surety's insurance subsidiaries are subject to regulation and supervision by the various state insurance regulatory authorities in which they conduct business. Such regulation is generally designed to protect policyholders and includes such matters as maintenance of minimum statutory surplus and restrictions on the payment of dividends. Generally, statutory surplus of each insurance subsidiary in excess of a statutorily prescribed minimum is available for payment of dividends to the parent company. However, such distributions as dividends may be subject to prior regulatory approval. Without prior regulatory approval in 2000, CNA Surety's insurance subsidiaries may pay stockholder dividends of $60.5 million in the aggregate. Combined statutory surplus for the insurance subsidiaries at December 31, 1999 was $193.5 million.

NOTE 15.  RELATED PARTY TRANSACTIONS
CCC and the insurance subsidiaries of the Company have entered into various reinsurance agreements designed to protect against adverse loss reserve development related to the CCC Surety Operations reserves at the Merger Date, and help preserve, through the year 2000, the profitability of CCC Surety Operations and certain additional accounts. The reinsurance agreements together with the Services and Indemnity Agreement, that is described below, provided for the initial transfer of the CCC Surety Operations to CNA Surety's insurance subsidiaries. The reinsurance agreements entered into at the Merger Date are:
(i) the Surety Quota Share Treaty (the "Quota Share Treaty"); (ii) the Aggregate Stop Loss Reinsurance Contract (the "Stop Loss Contract") and (iii) the Surety Excess of Loss Reinsurance Contract (the "Excess of Loss Contract").

      The Services and Indemnity Agreement provides the insurance subsidiaries with the authority to perform various administrative, management, underwriting and claim functions in order to conduct the business of the CCC Surety Operations and to be reimbursed by CCC for services rendered. In consideration for providing the foregoing services, CCC has agreed to pay the insurance subsidiaries a quarterly fee of $50,000. There was no amount due to the CNA Surety insurance subsidiaries as of December 31, 1999.

      Through the Quota Share Treaty, CCC and CIC ceded, as of the Merger Date, and subsequently paid on October 1, 1997, to Western Surety all of its net unearned premiums and loss and loss adjustment expense reserves, net of $29.0 million of ceded commissions. The payment totaled $116.9 million.

      Through the Quota Share Treaty, CCC and CIC transfer to Western Surety all surety business written or renewed by CCC and CIC after the Merger Date. CCC and CIC transfer the related liabilities of such business and pay to Western Surety an amount in cash equal to CCC's and CIC's net written premiums written on all such business, minus a quarterly ceding commission to be retained by CCC and CIC equal to $50,000 plus 28% of net written premiums written on such business. CCC and CIC paid Western Surety, net of commissions and reinsured loss payments, $103.8 million for the year ended December 31, 1999, $100.8 million for the year ended December 31, 1998 and $21.2 million during the period from September 30, 1997 (date of inception) through December 31, 1997. As of December 31, 1999 and 1998, CNA Surety had a reinsurance receivable balance from CCC and CIC of $57.1 million and $47.2 million, respectively. This balance is primarily comprised of direct premium receivables of CCC and CIC with respect to the surety business ceded to Western Surety. CNA Surety had reinsurance payables to CCC and CIC of $6.9 million and $1.4 million as of December 31, 1999 and 1998, respectively, primarily related to reinsured losses.

      Under the terms of the Quota Share Treaty, CCC has guaranteed the loss and loss adjustment expenses transferred to Western Surety by agreeing to pay Western Surety, within 30 days following the end of each calendar quarter, the amount of any adverse development on such reserves, as reestimated as of the end of such calendar quarter. There was not any adverse reserve development for the period from September 30, 1997 (date of inception) through December 31, 1999. The Quota Share Treaty has a term of five years from the Merger Date.

      The Stop Loss Contract protects the insurance subsidiaries from adverse loss experience on certain business underwritten after the Merger Date. The Stop Loss Contract between the insurance subsidiaries and CCC limits the insurance subsidiaries' prospective net loss ratios with respect to certain accounts and lines of insured business for at least three fiscal years following the Merger Date. In the event the insurance subsidiaries' accident year net loss ratio exceeds 24% in any of 1997 through 2000 on certain insured accounts (the "Loss Ratio Cap"), the Stop Loss Contract requires CCC at the end of each calendar quarter following the Merger Date, to pay to the insurance

                               CNA Surety Corporation 1999 AR                45


Notes to Consolidated Financial Statements

subsidiaries a dollar amount equal to (i) the amount, if any, by which their actual accident year net loss ratio exceeds the applicable Loss Ratio Cap, multiplied by (ii) the applicable net earned premiums. In consideration for the coverage provided by the Stop Loss Contract, the insurance subsidiaries will pay to CCC an annual premium of $20,000. The CNA Surety insurance subsidiaries have paid CCC all required annual premiums. There was no amount due to the CNA Surety insurance subsidiaries from CCC under the Stop Loss Contract as of December 31, 1999.

      The Excess of Loss Contract provides the insurance subsidiaries of CNA Surety with the capacity to underwrite large surety bond exposures by providing reinsurance support from CCC. The Excess of Loss Contract provides $75 million of coverage in excess of the $55 million of coverage provided to the insurance subsidiaries by third party reinsurers, which is in turn in excess of the $5 million of coverage per principal to be retained by the CNA Surety insurance subsidiaries. Subsequent to the Merger Date, the Company entered into a second excess of loss contract with CCC ("Second Excess of Loss Contract"). The Second Excess of Loss Contract provides additional coverage for principal losses that exceed the foregoing coverage of $75 million per principal provided by the Excess of Loss Contract, or aggregate losses per principal in excess of $135 million. The two Excess of Loss Contracts collectively provide coverage for losses discovered on surety bonds in force as of the Merger Date and for losses discovered on new and renewal business written during the term of the Excess of Loss Contracts. CCC is also obligated to act as a joint insurer, or "co-surety," for business covered by the Excess of Loss Contract when requested by the CNA Surety insurance subsidiaries. In consideration for the reinsurance coverage provided by the Excess of Loss Contracts, the insurance subsidiaries pay to CCC, on a quarterly basis, a premium equal to 1% of the net written premiums applicable to the Excess of Loss Contract, subject to a minimum premium of $20,000 and $5,000 per quarter under the Excess of Loss Contract and Second Excess of Loss Contract, respectively. There were no amounts due to CCC under the Excess of Loss Contract and Second Excess of Loss Contract as of December 31, 1999. Both Excess of Loss Contracts commenced immediately following the Merger Date and continue for a period of five years from the Merger Date.

      CNA Surety also entered into an Administrative Services Agreement with CCC as of the Merger Date. The agreement allows the Company continued use of certain real and personal property owned or leased by CCC. The Company may cancel, without penalty, any lease under the agreement by giving CCC sixty days notice. The Company can also purchase many of the administrative services provided to the CCC Surety Operations by CCC. CNA Surety, however, is under no obligation to purchase any services under the Administrative Services Agreement. The aggregate maximum annual cost for the use of real and personal property and for services available under the agreement is approximately $7.9 million. Administrative services are provided at specified rates, subject to inflationary increases. The Company was charged $5.5 million, $7.5 million and $2.5 million for the year ended December 31, 1999, 1998 and the period from September 30, 1997 (date of inception) through December 31, 1997, respectively, for rents and services provided under the agreement. In addition, the Company was charged $3.0 million and $2.2 million for direct costs incurred by CCC on the Company's behalf during 1999 and 1998, respectively. The Company paid CCC $8.7 million and owed $0.6 million which was reflected in other liabilities in the Company's Consolidated Balance Sheet at December 31, 1999.

      Western Surety has entered into a series of business transactions with entities in which either or both CCC or affiliates of CCC have an interest. This series of transactions involves two separate refundment guarantees for the benefit of Hellespont Shipping Corporation ("Hellespont"). Hellespont is 49 percent owned by Majestic Shipping Corporation, which is a wholly owned subsidiary of Loews Corporation ("Loews"). Loews owns approximately 86 percent of the outstanding stock of CNA Financial Corporation ("CNAF"), CNAF owns approximately 63 percent of CNA Surety, and CCC is a principal operating subsidiary of CNAF. As one of several sureties participating in the surety program for Samsung Heavy Industries Co., Ltd., Seoul, Korea ("Samsung"), CCC has provided refundment guarantees for repayment of advance payments made by Hellespont on two shipbuilding contracts between Samsung and Hellespont's subsidiaries, should Samsung not perform the contracts. Loews is also a subordinated beneficiary of the guarantees. These refundment guarantees were transferred to Western Surety through the Quota Share Treaty and are covered by the Excess of Loss Contracts

Notes to Consolidated Financial Statements


provided by CCC. Each guarantee is in the amount of $55.4 million, plus interest, and will terminate on acceptance of the ships by their buyers. These acceptances are currently anticipated to be made upon delivery of the ships now scheduled for December 2001 and March 2002, respectively. Premiums written on these guarantees in 1999 totaled $1.3 million to Western Surety of which 28 percent was paid to CCC as a ceding commission.

NOTE 16.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
The following is a summary of the results of operations of CNA Surety for the year ended December 31, 1999, 1998 and for the period from September 30, 1997 (date of inception) through December 31, 1997 and a summary of unaudited quarterly results of the Predecessor for the nine months ended September 30, 1997:


CNA Surety



In thousands, except per share amounts           First Quarter  Second Quarter  Third Quarter  Fourth Quarter
-------------------------------------------------------------------------------------------------------------
1999
Revenues                                               $74,607         $75,884        $78,402         $80,512
=============================================================================================================
Income before income taxes                             $19,751         $19,482        $23,322         $23,376
Income taxes                                             6,708           6,644          8,118           7,963
-------------------------------------------------------------------------------------------------------------
Net income                                             $13,043         $12,838        $15,204         $15,413
=============================================================================================================
Basic and diluted earnings per common share            $  0.30         $  0.29        $  0.34         $  0.35
=============================================================================================================

1998
Revenues                                               $65,534         $69,399        $75,325         $73,582
=============================================================================================================
Income before income taxes                             $15,981         $17,800        $18,507         $21,470
Income taxes                                             6,166           6,643          7,025           8,409
-------------------------------------------------------------------------------------------------------------
Net income                                             $ 9,815         $11,157        $11,482         $13,061
=============================================================================================================
Basic and diluted earnings per common share            $ 0.23          $  0.25        $  0.26         $  0.30
=============================================================================================================

                                                                  Inception to
                                                                   December 31
------------------------------------------------------------------------------
1997
Revenues                                                               $71,284
==============================================================================
Income before income taxes                                             $17,659
Income taxes                                                             6,663
------------------------------------------------------------------------------
Net income                                                             $10,996
==============================================================================
Basic and diluted earnings per common share                            $  0.25
==============================================================================


Predecessor

                                                 First Quarter  Second Quarter  Third Quarter  Fourth Quarter
-------------------------------------------------------------------------------------------------------------
1997
Net earned premiums                                    $33,829         $36,155        $38,580         $    --
=============================================================================================================
Excess of net earned premiums over direct
  operating costs                                      $41,878         $ 8,174        $10,354         $    --
Income taxes                                            14,690           2,894          3,657              --
-------------------------------------------------------------------------------------------------------------
Excess of net earned premiums over direct
  operating costs, net of income taxes                 $27,188         $ 5,280        $ 6,697         $    --
=============================================================================================================

                               CNA Surety Corporation 1999 AR                47




Independent Auditors' Report



THE BOARD OF DIRECTORS AND STOCKHOLDERS
CNA SURETY CORPORATION

We have audited the consolidated balance sheets of CNA Surety Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998 and for the period from September 30, 1997 (date of inception) through December 31, 1997. We have also audited the accompanying special-purpose financial statement of certain revenues and direct operating expenses of CCC Surety Operations, a business unit of CNA Financial Corporation, for the nine-month period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      The accompanying special-purpose financial statement was prepared to present certain revenues and direct operating expenses of CCC Surety Operations and is not intended to be a complete presentation of CCC Surety Operations. Note 1 to the consolidated financial statements describes the basis of presentation of this special-purpose financial statement.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNA Surety Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998, and for the period from September 30, 1997 (date of inception) through December 31, 1997, in conformity with generally accepted accounting principles. Furthermore, in our opinion, such special-purpose financial statement presents fairly in all material respects, certain revenues and direct operating expenses of CCC Surety Operations for the nine-month period ended September 30, 1997, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
-------------------------

Chicago, Illinois
February 22, 2000

DIRECTORS


GIORGIO BALZER
Business Men's Assurance
Company of America

PHILIP H. BRITT
Bank One N.A.

ROD F. DAMMEYER
Equity Group
Investments, Inc.

EDWARD DUNLOP
The Chubb Corp.
Retired

MELVIN GRAY
Graycor, Inc.

JOE P. KIRBY
Western Surety Company
Retired

WILLIAM C. PATE
Equity Group
Investments, Inc.

ROY E. POSNER
Loews Corporation
Retired

THOMAS F. TAYLOR
CNA

ADRIAN M. TOCKLIN
CNA
Retired

MARK C. VONNAHME
CNA Surety Corporation


OFFICERS


ROBERT E. AYO
Senior Vice President and
Chief Underwriting Officer,
Contract Surety

MICHAEL A. DOUGHERTY
Vice President and
Chief Marketing Officer

MELITA H. GEOGHEGAN
Vice President
and Chief Human
Resources Officer

THOMAS P. GREASEL
Vice President and
Chief Claims Officer

JOHN S. HENEGHAN
Vice President,
Chief Financial Officer
and Treasurer

DAN L. KIRBY
Vice President,
Legislative Affairs

PAUL T. LIVELY
Vice President,
General Counsel
and Secretary

STEPHEN T. PATE
Senior Vice President
and Chief Operating Officer,
Western Surety


DAVID F. PAUL
Vice President,
International Surety

THOMAS A. POTTLE
Senior Vice President
and Chief Operations Officer

SHARON A. SARTORI
Senior Vice President and
Chief Underwriting Officer,
Commercial Surety

MARK C. VONNAHME
President and
Chief Executive Officer

Design Petrick Design Printing Active Graphics Photography Greg Pease
Photography