Form 10-K, Exhibit 13
period 2000-12-31
CNA SURETY CORP
filed 2001-03-26
CIK 1044566

                                                                      Exhibit 13



                                    TO COME
we will guarantee performance.

[CONSTRUCTION PHOTO]


CNA Surety offers an unmatched array of surety products and services. We pride ourselves on providing custom-tailored surety solutions to virtually all segments of the market, regardless of size or circumstance.

we will build trust.

[CONSTRUCTION PHOTO]                                   [FACIAL PHOTO]

One of CNA Surety's greatest strengths is the dedicated people who make up our responsive, service-oriented culture. They are responsible for building the trust that is the foundation of our long-term relationships.


[HAZE PHOTO]             [PHOTO OF TWO MEN]
                                                                we will prevail.

[SPEAKER PHOTO]

A proven track record of stability and consistency; well-balanced product portfolio; experienced management team -- these are the elements that allow CNA Surety to thrive in virtually any type of economic cycle.

                                                           we will lead the way.


[CLASS TRAINING PHOTO]

CNA Surety is a proven leader in the surety marketplace with an eight percent market share. We know how to identify and take advantage of market opportunities that enable us to maintain and enhance our leadership position.

the power of CNA Surety.

[CHART OF COMPANY OFFERINGS]

The words "we will" represent a powerful commitment to perform. They accompany the promise we make to our customers, employees and shareholders based on our solid foundation and the strength and stability of our organization. We are a culmination of broad experience, deep-rooted relationships and expert underwriting discipline -- a formula that brings a culture of flexibility and a well-balanced product portfolio to all that we do. These qualities further substantiate our leadership status in the surety industry and the strong competitive position we maintain in a challenging economic environment. We remain a steady and reliable force in an ever- changing surety marketplace. This is what stands behind the promise of "will" and the power of CNA Surety.

Although typically viewed as a segment of the property/casualty industry, surety is significantly different from a standard, two-party insurance policy. A surety bond is a three-party agreement in which the surety provider guarantees the fulfillment of a contractual or other obligation.


CNA Surety's Well-Balanced Portfolio of Solutions: Contract Bonds A broad classification of bonds primarily backing construction contracts. These bonds guarantee a contractor's performance and payment for labor and materials. Construction lenders are also indirectly assured that projects will proceed in accordance with contract terms. Commercial Bonds A general classification that refers to all bonds other than contract and performance bonds. Commercial bonds cover obligations typically required by law or regulation. Each bond is unique to the circumstances at hand. Fidelity Bonds A broad classification of bonds designed to guarantee honesty, primarily of employees. They cover losses arising from employee dishonesty and indemnify the principal for losses caused by the dishonest actions of its employees. Value-Added Services A variety of CNA Surety initiatives that use technology to create efficiencies for customers, agents and brokers. They include, but are not limited to, SurePath,(TM) bONdLINE,(R) Direct Bill, the Service Center and the FAST-Track Application.

08  CNA Surety Corporation


Dear Fellow Shareholder Times have definitely changed from one year ago. The dot-com investing frenzy is being replaced with renewed interest in stable, profitable companies. Old and new businesses alike are determining how best to compete in a changing economy. Like so many others, the surety industry is also facing a period of transition.

         More than a decade of profitability for the surety industry has contributed to a prolonged soft market. However, we are beginning to see some important changes: - Consolidation is altering the makeup of many surety organizations -- some are much larger, others no longer exist. - A changing U.S. economy is impacting credit quality and the availability of financing. - E-Commerce and technology are redefining standard processes that have been in place for years.

At CNA Surety, we are not immune to these challenges; however, we are in a strong competitive position to face them. Our track record of financial stability combined with a culture that thrives on flexibility allows us to adapt to the changing marketplace. We are confident that CNA Surety will remain a long-term leader in this changing business environment. That is the power of CNA Surety.


Financial performance Although the accelerating downturn in the U.S. economy in the fourth quarter of 2000 did impact our year-end results, we continued to deliver a strong bottom line. For the full year, CNA Surety reported both net income and operating earnings after taxes of $53.6 million, or $1.25 per share, a five percent reduction from 1999's record year-end results.


         While our core gross written premiums grew at a healthy five percent, core net written premiums increased four percent to $298.5 million. Net written premiums

[01 SCREEN PHOTO]

01 Fast-Track Application CNA Surety's one-page, on-line application form that makes submissions for small contract bonds under $100,000 quick and easy. For qualified applicants, a reply is typically provided within 24 hours of receipt of the form. 02 Employee Dishonesty Bonds Two types: blanket and schedule. Blanket bonds provide protection against employee theft of money, merchandise or other property owned by the insured. These bonds cover all employees except those specifically excluded. Schedule bonds provide similar protection, but only for specific individuals or positions named in the policy.

[02 FACIAL EYE PHOTO]

                                                           2000 Annual Report 09

were impacted by increased reinsurance costs associated with large loss activity in the commercial surety segment.


       CNA Surety delivered an outstanding combined ratio of 78.6 percent for 2000, despite the challenging business environment. Our ability to achieve this exceptional combined ratio further reflects our underwriting discipline and financial strength. Ratings from A.M. Best of "A+" and Standard & Poor's of "A" also confirm our financial strength, placing CNA Surety in an elite class of surety providers.

Operations update One of CNA Surety's greatest strengths is our well-balanced product portfolio. Unlike most surety organizations, CNA Surety's portfolio is almost equally divided between contract and commercial surety. In addition, our product, size of bond, customer, and geographic diversification help produce strong cash flows under various economic conditions.

Contract -- In 2000, domestic gross premiums for our contract segment grew nine percent to $153.4 million. Growth within the middle and large contract segments is expected to continue, based on anticipated spending levels in highway, airport, education and other public works. We expect near-term growth of four to six percent in our contract business, driven primarily by our core, middle market segment. We are seeing early signs of a hardening of the contract markets in terms of price and underwriting, particularly in the small contract arena. As a strong, stable organization, we are in a good position to take advantage of any instabilities in the marketplace and capitalize on profitable growth opportunities.

Commercial -- Domestic gross premiums for our commercial book grew approximately one percent in 2000 to $120.1 million, reflecting mixed results between the


[01 CONSTRUCTION WORKER PHOTO]

01 Performance Bonds A specific type of contract bond. Performance bonds guarantee that the project work will be performed according to the plans and specifications, on time, and at the agreed upon price. These bonds protect the owner, or obligee, from financial loss should the contractor fail to perform. 02 Public Official Bonds Guarantee taxpayers that the public official will "faithfully and honestly" perform the duties of the office. By law, public officials are required to furnish a bond to qualify for state, county or municipal office, as well as for school boards and water and drainage district commissions.

[02 SPEAKER PHOTO]

10  CNA Surety Corporation

small and large segments of this market. Small commercial products, generally less sensitive to economic conditions, grew about six percent. We continue to see favorable demand for our small commercial products, particularly license and permit bonds. In addition, the changing economy and deteriorating conditions in commercial credit markets required us to re-evaluate our credit exposures and underwriting requirements for large commercial clients. Domestic gross premiums declined in this segment in the second half of 2000, and we expect these challenging market conditions to continue. On balance, we are anticipating domestic commercial surety growth in 2001 at or below three percent.

International -- Our international expansion efforts support our long-term growth and profit objectives for our contract and commercial segments. In 2000, our direct international business grew 13 percent to $10.6 million. Our Canadian operation contributed about $1.8 million in gross premiums and provided valuable support to our U.S. customers doing business in Canada. We also purchased an equity interest in DeMontfort Insurance Company, PLC, a United Kingdom-based surety company. This strategic investment provides a platform to pursue business in the UK and the Republic of Ireland. In January 2001, CNA Surety and DeMontfort jointly established a London office to further support our European expansion.

Value-added services While technology is a powerful tool for improving efficiency and reducing expenses, in the surety business, nothing takes the place of knowledgeable, customer-oriented service. At CNA Surety, we use a combination of technology and personal service to provide our customers, agents and brokers with superior resources that allow them to be more productive.

[01 SAFETY CONES PHOTO]

01 License and Permit Bonds Protect the public by ensuring that individuals and companies conform to the ordinances or laws relating to their businesses. There are four general types of license and permit bonds. These bonds include: public safety; regulatory; public protection; and financial credit guarantee.
02 Court Bonds A general term that covers bonds required of participants in court proceedings. They permit litigants to pursue certain legal remedies. Principals on court bonds have a financial responsibility to pay monetary damages or costs to the opposing party if they are unsuccessful in their litigation.


[02 COURTROOM PHOTO]

                                                           2000 Annual Report 11

InSure Vision -- Our alliance with InSure Vision Technologies (IVT) reinforces this commitment by offering cutting-edge technology that provides our distribution partners with the ability to better automate processing, lower their costs and increase efficiency. The response to IVT's SurePath product has been extremely positive and further enhances our growth opportunities with these key constituents.

Service Center -- The Service Center concept was introduced in 1998 to provide agents the ability to outsource surety processing. Using our unique infrastructure and information base for our small commercial surety and fidelity products, our Service Center has evolved from processing and automation to include a variety of customized services to address the growing needs of our customers. As a measure of our processing capacity, CNA Surety has over 1.7 million bonds in force; the Service Center handles more than 1.4 million new and renewal transactions annually.

Shareholder value Providing shareholder value is always a primary focus at CNA Surety. Stockholders' equity at year-end was $374 million, or $8.76 per share, an increase of 15 percent from 1999. Since the formation of CNA Surety in 1997, our tangible book value has increased 163 percent to $5.39 per share.

       Shareholders also received payment of an eight cent per share quarterly dividend. In addition, we reinstated our share repurchase program in response to a market that we felt did not reflect the true or intrinsic value of our organization.

Future outlook As we continue into 2001, our focus will remain on profitable growth. We believe that our average annual premium growth rate of six to nine percent is still a feasible long-term target. In light of current economic conditions,

[01 CLASS TRAINING PHOTO]

01 Agency Training/Workshops and Education A variety of contract, commercial and surety industry seminars hosted by CNA Surety to help agents and brokers more effectively understand and provide our full-range of products and services to their clients. 02 bONdLINE(R) On-line system that streamlines the issuance and reporting of commercial and fidelity bonds. Provides direct access to an extensive library of the most common commercial surety and fidelity bond forms, offers single-screen data entry and produces bond forms direct from an agent's printer. Data is automatically captured for easy electronic reporting.

[02 EYE FACIAL PHOTO]

12  CNA Surety Corporation


however, an annual premium growth rate of three to five percent is more realistic for the short-term. We will continue to review our underwriting discipline on a regular basis and will make appropriate adjustments to best serve our customers and our shareholders for the long term.

       Although we clearly see challenging times ahead, we also see many interesting opportunities. At CNA Surety, our management team has experience in every stage of the economic cycle; we know how to successfully grow the business in both good and difficult times. With an eight percent share of the market, CNA Surety remains one of the surety industry leaders. Our history of financial stability has proven that we can stand the test of time.

       Attracting high quality talent focused on profitable growth further enhances the value of our franchise. While other companies are in transition, we are proud of our dedicated employees, along with our seasoned management team, who forge the valuable long-term relationships that build our business. They provide the real power of CNA Surety.

Sincerely,

/s/ Thomas F. Taylor                    /s/ Mark C. Vonnahme
----------------------------------      ------------------------------------
Thomas F. Taylor                        Mark C. Vonnahme
Chairman of the Board of Directors      President and Chief Executive Officer

March 05, 2001

[01 SHIP PHOTO]

01 Customs Bonds Protect U.S. Customs revenues and ensure compliance with Customs regulations. Anyone wishing to import goods into the United States or engage in import-related operations is required to post a surety bond with U.S. Customs. CNA Surety offers customs bonds through its affiliation with C.A. Shea & Company, Inc. 02 Fiduciary Bonds Also known as probate bonds. Fiduciary bonds guarantee an honest accounting and faithful performance of duties by administrators, trustees, guardians, executors, and other fiduciaries. These bonds are required by statutes, courts or legal documents.

[02 BUILDING PHOTO]

                                                           2000 Annual Report 13


Financial Highlights

In millions, except per share data                 Year ended December 31           2000           1999          % Change
-------------------------------------------------------------------------------------------------------------------------
GROSS WRITTEN PREMIUM                                                             $316.7            $306.9            3%
NET WRITTEN PREMIUM                                                                304.5             299.0            2
UNDERWRITING INCOME                                                                 64.5              71.9          (10)
NET INVESTMENT INCOME AND REALIZED
   INVESTMENT GAINS                                                                 30.5              25.9           18
PRETAX INCOME                                                                       81.4              85.9           (5)
NET INCOME                                                                          53.6              56.5           (5)
NET INCOME PER SHARE                                                                1.25              1.28           (2)
NET OPERATING INCOME PER SHARE                                                      1.25              1.28           (2)
-------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data

In millions, except per share data                            December 31           2000            1999         % Change
-------------------------------------------------------------------------------------------------------------------------
INVESTED ASSETS AND CASH                                                          $556.0            $499.4           11%
INTANGIBLE ASSETS                                                                  149.9             156.0           (4)
TOTAL ASSETS                                                                       950.6             851.6           12
INSURANCE RESERVES                                                                 406.6             357.2           14
DEBT                                                                               101.6             101.9
TOTAL LIABILITIES                                                                  576.6             525.3           10
STOCKHOLDERS' EQUITY                                                               374.0             326.3           15
BOOK VALUE PER SHARE                                                                8.76              7.59           15
TANGIBLE BOOK VALUE PER SHARE                                                       5.39              4.11           31
DEBT TO TOTAL CAPITALIZATION                                                          21%               24%
-------------------------------------------------------------------------------------------------------------------------

Net Written Premiums by Product

In millions         Year ended December 31            2000        % of Total       1999          % of Total       % Change
-------------------------------------------------------------------------------------------------------------------------
CONTRACT                                            $150.5             49%        $145.6              49%             3%
COMMERCIAL                                           126.9             42          128.8              43             (1)
FIDELITY AND OTHER                                    27.1              9           24.6               8             10
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                               $304.5            100%        $299.0             100%             2%
-------------------------------------------------------------------------------------------------------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS                                       14

CONSOLIDATED FINANCIAL STATEMENTS                                          27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                 31

INDEPENDENT AUDITORS' REPORT                                               47

DIRECTORS AND OFFICERS                                                     48

CORPORATE INFORMATION                                                      49

48  CNA SURETY CORPORATION

Directors

Giorgio Balzer
BUSINESS MEN'S ASSURANCE
COMPANY OF AMERICA

Philip H. Britt
BANK ONE N.A.

Edward Dunlop
THE CHUBB CORP.
RETIRED

Melvin Gray
GRAYCOR, INC.

Joe P. Kirby
WESTERN SURETY COMPANY
RETIRED

Roy E. Posner
LOEWS CORPORATION
RETIRED

Thomas F. Taylor
CNA
RESIGNED
FEBRUARY 28, 2001

Adrian M. Tocklin
CNA
RETIRED

Mark C. Vonnahme
CNA SURETY CORPORATION

Oficers

Robert E. Ayo
SENIOR VICE PRESIDENT AND CHIEF UNDERWRITING OFFICER, CONTRACT SURETY

Michael A. Dougherty
SENIOR VICE PRESIDENT AND CHIEF MARKETING OFFICER

Melita H. Geoghegan
VICE PRESIDENT AND CHIEF HUMAN RESOURCES OFFICER

Thomas P. Greasel
VICE PRESIDENT AND CHIEF CLAIMS OFFICER

John S. Heneghan
SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER

Stephen T. Pate
SENIOR VICE PRESIDENT AND CHIEF OPERATING OFFICER, WESTERN SURETY

David F. Paul
VICE PRESIDENT, INTERNATIONAL SURETY

Thomas A. Pottle
SENIOR VICE PRESIDENT AND CHIEF OPERATIONS OFFICER

Sharon A. Sartori
SENIOR VICE PRESIDENT AND CHIEF UNDERWRITING OFFICER, COMMERCIAL SURETY


Enid Tanenhaus
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

Mark C. Vonnahme
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Casey P. Warnecke
VICE PRESIDENT, CONTRACT SURETY

William P. Waters
VICE PRESIDENT, CONTRACT SURETY
we will create efficiencies.

[SCREEN PHOTO]


At CNA Surety, we strive to identify new ways to respond to the changing needs of the surety marketplace. Combining technology with our high level of experience and service now makes it even easier for our customers, agents and brokers to do business with us.

                                                                       willpower



CNA Surety Corporation Annual Report 00

[CNA SURETY LOGO]

SUR-AR-01

CNA Plaza, 13 South, Chicago, IL 60685

                                         CNA Surety Corporation Annual Report 00

                                                              Corporate Offices
                                                                      CNA Plaza
                                                        Chicago, Illinois 60685
                                                              www.cnasurety.com

                                                        Independent Accountants
                                                                   and Auditors
                                                          Deloitte & Touche LLP

                                                                 Annual Meeting
                                                         Tuesday, May 15, 2001,
                                                                    9:00 am CDT
                                                                      CNA Plaza
                                                               333 South Wabash
                                                               13th Floor South
                                                        Chicago, Illinois 60685

                                                              Investor Services
                                                            Questions regarding
                                                             security ownership
                                                             should be directed
                                                               to the Company's
                                                            Finance Department.
                                                         Write to the corporate
                                                              office address or
                                                             call 312.822.1908.
                                                             To request printed
                                                         information, including
                                                                the most recent
                                                              Form 10-K, please
                                                             call the Company's
                                                       information request line
                                                               at 800.262.9740.
                                                          Please send change of
                                                       address notices directly
                                                         to the transfer agent.

                                                                 Transfer Agent
                                                             To keep securities
                                                        information up to date,
                                                              please advise the
                                                         transfer agent of your
                                                          new address or change
                                                         of name. Write or call
                                                              them directly at:
                                                            Fleet National Bank
                                                                  c/o EquiServe
                                                                 P.O. Box 43010
                                                       Providence, Rhode Island
                                                                     02940-3010
                                                                   800.736.3001
                                                              www.equiserve.com


                                                          [SUR LISTED NYSE LOGO]