Form 10-K/A, Exhibit 13
period 2000-12-31
CNA SURETY CORP
filed 2001-05-21
CIK 1044566

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

14 CNA SURETY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of CNA Surety Corporation ("CNA Surety" or the "Company") and its subsidiaries' operating results, liquidity and capital resources, and financial condition. This discussion should be read in conjunction with the Consolidated Financial Statements of CNA Surety and notes thereto.

FORMATION OF CNA SURETY CORPORATION AND MERGER

In December 1996, CNA Financial Corporation ("CNAF") and Capsure Holdings Corp. ("Capsure") agreed to merge (the "Merger") the surety business of CNAF with Capsure's insurance subsidiaries, Western Surety Company ("Western Surety") and Universal Surety of America ("USA"), into CNA Surety Corporation ("CNA Surety" or the "Company"). CNAF, through its operating subsidiaries, writes multiple lines of property and casualty insurance, including surety business that is reinsured by Western Surety. CNAF owns approximately 64% of the outstanding common stock of CNA Surety. Loews Corporation owns approximately 87% of the outstanding common stock of CNAF. The principal operating subsidiaries of CNAF that wrote the surety line of business for their own account prior to the Merger were Continental Casualty Company and its property and casualty affiliates (collectively, "CCC") and The Continental Insurance Company and its property and casualty affiliates (collectively, "CIC"). CIC was acquired by CNAF on May 10, 1995. The combined surety operations of CCC and CIC are referred to herein as CCC Surety Operations ("Predecessor").

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

PROPOSED TENDER OFFER

On March 20, 2000, CCC proposed a cash tender offer to purchase the remaining common stock of CNA Surety that it and its affiliates did not own for $13.00 per share. On May 26, 2000, CCC informed CNA Surety that CCC did not intend to pursue a proposed tender offer to acquire the remaining equity interests of the Company not currently owned by CCC. The Company recorded a non-recurring charge of $0.5 million before income taxes, or $0.3 million after tax (1 cent per share), for costs incurred with respect to the proposed tender offer by CCC.

         As reported in CNAF public filings, CCC and other insurance subsidiaries of CNAF that own shares of CNA Surety may review their respective positions of CNA Surety shares from time to time and may acquire additional shares or dispose of shares depending upon market conditions or other factors existing at the time of such review, resulting in increases or decreases in their respective ownership positions.

BUSINESS

CNA Surety's insurance subsidiaries write surety and fidelity bonds in all 50 states through a combined network of approximately 37,000 independent agencies. CNA Surety's principal insurance subsidiaries are Western Surety and USA. The insurance subsidiaries write, on a direct basis or as business assumed from CCC and CIC, small fidelity and non-contract surety bonds, referred to as commercial bonds; small, medium and large contract bonds; international surety and credit insurance; and errors and omissions ("E&O") liability insurance. Western Surety is a licensed insurer in all 50 states and the District of Columbia. USA is licensed in 44 states and the District of Columbia. Western Surety's affiliated company, Surety Bonding Company of America ("SBCA"), is licensed in 25 states and the District of Columbia.

         The Company's corporate objective is to be the leading provider of surety and surety-related products in the United States and in select international markets and to be the surety of choice for its customers and independent agents and brokers.

         Western Surety and USA are both currently rated A+ (Superior) by A.M. Best Company, Inc. ("A.M. Best"). Through intercompany reinsurance and related agreements, CNA Surety's customers will continue to have access to CCC's broader underwriting capacity. CCC is currently rated A by A.M. Best. A.M. Best's letter ratings range from A++ (Superior) to D (Poor)

                                                           2000 ANNUAL REPORT 15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

with A++ being highest. An A+ (Superior) rating is assigned to those companies which A.M. Best believes have achieved superior overall performance when compared to the norms of the property and casualty insurance industry. A+ (Superior) rated insurers have been shown to be among the strongest in ability to meet policyholder and other contractual obligations. A rating of A (Excellent) is assigned to those companies which A.M. Best believes have achieved excellent overall performance when compared to the norms of the property and casualty insurance industry and generally have demonstrated a strong ability to meet their respective policyholder and other contractual obligations.

         Western Surety and USA are both currently rated A (Strong), by Standard and Poor's ("S&P"). CCC is currently rated A by S&P. S&P's letter ratings range from AAA+ (Extremely Strong) to CC (Extremely Weak) with AAA+ being highest. An insurer rated 'A' has strong financial security characteristics, but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings.

RESULTS OF OPERATIONS

COMPARISON OF CNA SURETY ACTUAL RESULTS FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

The components of income for the Company for the years ended December 31, 2000, 1999 and 1998 are summarized as follows:


IN THOUSANDS             YEARS ENDED DECEMBER 31            2000          1999          1998
--------------------------------------------------------------------------------------------
Total revenues                                          $332,273      $309,405      $283,840
--------------------------------------------------------------------------------------------
Underwriting income                                     $ 64,481      $ 71,894      $ 61,773
Net investment income                                     29,897        25,850        24,259
Net realized investment gains                                557            15           844
Interest expense                                           6,956         5,846         7,218
Non-recurring charges                                        500            --            --
Amortization of intangible assets                          6,097         5,982         5,900
--------------------------------------------------------------------------------------------
Income before income taxes                                81,382        85,931        73,758
Income taxes                                              27,780        29,433        28,243
--------------------------------------------------------------------------------------------
Net income                                              $ 53,602      $ 56,498      $ 45,515
Net income per share                                    $   1.25      $   1.28      $   1.04
--------------------------------------------------------------------------------------------

INSURANCE UNDER WRITING

Underwriting results for the Company for the years ended December 31, 2000, 1999 and 1998 are summarized in the following table:


IN THOUSANDS             YEARS ENDED DECEMBER 31            2000          1999          1998
--------------------------------------------------------------------------------------------
Gross written premium                                   $316,667      $306,859      $278,224
--------------------------------------------------------------------------------------------
Net written premiums                                    $304,468      $298,987      $270,602
--------------------------------------------------------------------------------------------
Net earned premiums                                     $301,819      $283,540      $258,737
Net losses and loss adjustment expenses                   55,683        44,672        44,998
Net commissions, brokerage and other                     181,655       166,974       151,966
--------------------------------------------------------------------------------------------
Underwriting income                                     $ 64,481      $ 71,894      $ 61,773
--------------------------------------------------------------------------------------------
Loss ratio                                                  18.4%         15.7%         17.4%
Expense ratio                                               60.2          58.9          58.7
--------------------------------------------------------------------------------------------
Combined ratio                                              78.6%         74.6%         76.1%
--------------------------------------------------------------------------------------------

PREMIUMS WRITTEN

CNA Surety primarily markets contract and commercial surety bonds. Contract surety bonds generally secure a contractor's performance and/or payment obligation with respect to a construction project. Contract surety bonds are generally required by federal, state and local governments for public works projects. The most common types include bid, performance and payment bonds. Commercial surety bonds include all surety bonds other than contract and cover

16 CNA SURETY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

obligations typically required by law or regulation. The commercial surety market includes numerous types of bonds categorized as court judicial, court fiduciary, public official, license and permit and many miscellaneous bonds that include guarantees of financial performance. The Company also writes fidelity bonds which cover losses arising from employee dishonesty and other insurance products.

         Gross written premiums for the years ended December 31, 2000, 1999 and 1998 are shown in the table below:


IN THOUSANDS            YEARS ENDED DECEMBER 31         2000           1999          1998
-----------------------------------------------------------------------------------------
Contract                                            $161,539       $150,022      $132,242
Commercial                                           128,556        130,502       121,046
Fidelity and other                                    26,572         26,335        24,936
-----------------------------------------------------------------------------------------
                                                    $316,667       $306,859      $278,224
-----------------------------------------------------------------------------------------

Gross written premiums for the year ended December 31, 2000 increased 3.2%, or $9.8 million, for the year ended December 31, 2000 over the comparable period in 1999. This change in full year gross production reflects an estimated $5.3 million reduction associated with the mid-year decision by CNA Reinsurance Company, Limited (London) ("CNA Re"), an affiliate of CCC, to discontinue writing assumed international credit and surety business. Assumed international surety and credit business from CNA Re for the year ended December 31, 2000 decreased to $6.0 million from $11.3 million in 1999. Excluding international reinsurance business assumed from CNA Re, core direct gross written premiums increased 5.1%, or $15.1 million, for the full year of 2000. Gross written premiums for contract surety increased 7.7%, or $11.5 million, as compared to 1999 due to generally favorable economic conditions for public construction in the first half of the year. A slowing domestic economy and unfavorable weather patterns in the fourth quarter reduced construction activity in the second half of 2000. Gross written premiums for core direct commercial surety increased 2.8%, or $3.3 million, primarily due to volume growth of small commercial products, particularly license and permit bonds, and increased direct international production. Market conditions in the large commercial segment continue to be difficult given general economic conditions and deteriorating commercial credit markets. Fidelity and other products increased 0.9%, or $0.2 million, to $26.6 million for the year ended December 31, 2000.

         Gross written premiums increased 10.3%, or $28.6 million, for the year ended December 31, 1999 over the comparable period in 1998. Gross written premiums for contract surety increased 13.4%, or $17.8 million, as compared to 1998. This increase reflected volume growth from new account activity, generally favorable economic conditions for public construction nationwide and an increase of $8.0 million of direct international premium. The highway/bridge sector had shown particular strength in new account and bid activity since the United States Congressional passage of the Transportation Equity Act for the 21st Century ("TEA-21"). TEA-21 authorizes a 40% increase in total Federal funding for highway and transit systems to over $200 billion in the six-year period from 1998 to 2004. Commercial surety, excluding international reinsurance business assumed from CNA Re, increased 7.4%, or $8.2 million, for the year ended December 31, 1999 reflecting positive new and renewal activity on larger accounts during the fourth quarter and the addition of $1.0 million in non-recurring premiums associated with large court bond obligations. CNA Surety assumed $11.3 million and $10.0 million of international surety and credit business in 1999 and 1998, respectively, through a quota share reinsurance treaty with CNA Re, an affiliate of CCC. Fidelity and other products increased 5.6%, or $1.4 million, to $26.3 million for the year ended December 31, 1999.

         Net written premiums for the years ended December 31, 2000, 1999 and 1998 are shown in the table below:


IN THOUSANDS            YEARS ENDED DECEMBER 31         2000           1999          1998
-----------------------------------------------------------------------------------------
Contract                                            $150,504       $145,616      $127,114
Commercial                                           126,923        128,834       120,638
Fidelity and other                                    27,041         24,537        22,850
-----------------------------------------------------------------------------------------
                                                    $304,468       $298,987      $270,602
-----------------------------------------------------------------------------------------

                                                           2000 ANNUAL REPORT 17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net written premiums for the year ended December 31, 2000 increased 1.8% percent, or $5.5 million, reflecting the aforementioned gross production variances and the effects of higher reinsurance costs. The reinsurance costs reflected in ceded premiums are based upon reinsurers' loss experience under the Company's surety excess of loss reinsurance contract. Due primarily to increased large losses reported to the Company's excess of loss reinsurers, ceded written premiums increased $4.3 million to $12.2 million in 2000. Net written premiums increased 3.4%, or $4.9 million, for the contract surety business. Commercial surety net written premiums, excluding international reinsurance business assumed, increased 2.8%, or $3.3 million, in 2000. The fidelity and other products increased 10.2%, or $2.5 million, to $27.0 million, for the year ended December 31, 2000. This increase is primarily due to the cancellation of reinsurance for other products as of fourth quarter 1999 that increased the Company's retention rate on this business from 20% to 100%.

         Since the second half of calendar year 1999, the Company has experienced an increase in claim severity in the most recent accident years, primarily with respect to large commercial risks. As a result of this increase in large loss activity where the Company cedes loss amounts in excess of $5 million per principal under its excess of loss reinsurance program, CNA Surety is paying higher costs for reinsurance. The increase in reinsurance costs reduced net earned premiums in 2000 by approximately $7.4 million. Given the relatively unfavorable economic outlook for at least the first half of 2001, the Company's reinsurance costs are unlikely to return to historical levels in 2001. The higher reinsurance costs will have an adverse impact on the Company's future results of operations.

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

UNDER WRITING INCOME

Underwriting income decreased 10.3% to $64.5 million for the year ended December 31, 2000 compared to 1999, primarily due to adverse claim trends in large commercial risks. Increased claim severity in this segment has reduced underwriting profits by increasing the cost of reinsurance and estimates of incurred losses for more recent accident years. Underwriting income increased 16.4% to $71.9 million for the year ended December 31, 1999 compared to 1998. The period to period changes in underwriting income were due to fluctuations in both the loss and expense ratios as more fully described below.

LOSS RATIO

The loss ratios for the years ended December 31, 2000, 1999 and 1998 were 18.4%, 15.7% and 17.4%, respectively. The loss ratios included $7.1 million, $13.1 million and $4.4 million in net favorable loss reserve development for the years ended December 31, 2000, 1999 and 1998, respectively. Net favorable loss reserve development in 2000 reflects positive loss and recovery trends primarily with respect to accident years prior to 1997 partially offset by adverse development in more recent accident years. The adverse loss reserve development in more recent accident years primarily relates to increased severity in large commercial risks. These reserve developments also primarily relate to surety business assumed from CCC and CIC. Approximately $7.1 million of the net favorable loss reserve development recorded in 2000 relates to business assumed from CCC and CIC. These net reserve changes in 2000 include $5.9 million in reserve strengthening for the 1998 and 1999 accident years which brought each year's estimated accident year net loss ratios to 24.0%. The surety business assumed from CCC and CIC is subject to an aggregate stop loss reinsurance contract between CCC and the Company that limits the Company's accident year net loss ratio on this business to 24% for accident years 1997 (October 1, 1997 to December 31, 1997), 1998, 1999 and 2000. Excluding the impact of the net favorable reserve development, the loss ratios would have been 20.8%, 20.4% and 19.1% for the years ended December 31, 2000, 1999 and 1998, respectively. The increase in the adjusted loss ratio in 2000 relates primarily to changes in business mix to a higher proportion of contract surety business which carries a higher accident year loss ratio and increased retentions on agent E&O business which also carries a higher accident year loss ratio.

18 CNA SURETY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXPENSE RATIO

The expense ratio increased to 60.2% for the year ended December 31, 2000 as compared to 58.9% for 1999. The increase in the expense ratio for the year ended December 31, 2000 primarily reflects the impact of higher reinsurance costs on net earned premiums. The increase in reinsurance costs reduced net earned premiums in the 2000 by approximately $7.4 million. Absent this reduction in net earned premiums, the expense ratio in 2000 would have been approximately 58.7%. Net earned premiums increased 6.5% in 2000 and operating expenses increased at a slightly higher rate of 8.8%. The Company is working to offset higher reinsurance costs and softness in certain markets with continued productivity improvements and operating efficiencies.

         The expense ratio increased slightly to 58.9% for the year ended December 31, 1999 as compared to 58.7% for 1998. The 1999 increase was primarily due to the additional costs to support technology investments and related back-office integration efforts and expansion in select international and domestic markets. Net earned premiums increased 9.6% in 1999 and operating expenses increased at a slightly higher rate of 9.9%.

INVESTMENT INCOME

For the year ended December 31, 2000, net investment income was $29.9 million compared to net investment income for the years ended December 31, 1999 and 1998 of $25.9 million and $24.3 million, respectively. The annualized pretax yield was 5.6%, 5.2% and 5.4% for the years ended December 31, 2000, 1999 and 1998, respectively. The annualized after-tax yield was 4.3%, 4.0% and 3.8% for the years ended December 31, 2000, 1999 and 1998, respectively.

         The increase in investment income for the year ended December 31, 2000 is attributable to higher average invested assets and a higher portfolio yield. The increase in investment income for the year ended December 31, 1999 is attributable to higher average invested assets and general interest rate increases offset by the effects of a higher proportion of the portfolio being invested in tax exempt securities.

         Net realized investment gains were $0.6 million for the year ended December 31, 2000 compared to net realized investment gains of approximately $15,000, and $0.8 million for the years ended December 31, 1999 and 1998, respectively.

ANALYSIS OF OTHER OPERATIONS

Amortization expense was $6.1 million for the year ended December 31, 2000 compared to $6.0 million and $5.9 million for the years ended December 31, 1999 and 1998, respectively. Intangible assets primarily represent goodwill and identified intangibles arising from the acquisition of Capsure. Intangible assets are generally amortized over 30 years.

         Interest expense increased 19.0% for the year ended December 31, 2000 compared to the same period in 1999, primarily due to increased interest rates. The weighted average interest rate for the year ended December 31, 2000 was 6.6% compared to 5.4% and 5.9% for periods ended December 31, 1999 and 1998, respectively. Interest expense for the year ended December 31, 1999 decreased 19.0% compared to the same period in 1998, primarily due to lower debt levels. Average debt outstanding was $101.8 million in 2000 compared to $103.7 million and $117.6 million in 1999 and 1998, respectively.

INCOME TAXES

Income tax expense was $27.8 million, $29.4 million and $28.2 million and the effective income tax rates were 34.1%, 34.3% and 38.3% for the years ended December 31, 2000, 1999 and 1998, respectively. The decrease in the effective tax rate in 2000 and 1999 primarily relates to increased tax exempt interest income.

LIQUIDITY AND CAPITAL RESOURCES

It is anticipated that the liquidity requirements of CNA Surety will be met primarily by funds generated from operations. The principal sources of operating cash flows are premiums, investment income, and sales and maturities of investments. CNA Surety also may generate funds from additional borrowings under the credit facility described below. The primary cash flow uses are payments for claims, operating expenses, federal income taxes, debt service for the credit facility, as well as dividends to CNA Surety stockholders. In general, surety operations generate premium collections from customers in advance of cash outlays for claims. Premiums are invested until such time as funds are required to pay claims and claims adjusting expenses.

                                                           2000 ANNUAL REPORT 19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company believes that total invested assets, including cash and short-term investments, are sufficient in the aggregate and have suitably scheduled maturities to satisfy all policy claims and other operating liabilities, including dividend and income tax sharing payments of its insurance subsidiaries. At December 31, 2000, the carrying value of the Company's insurance subsidiaries' invested assets was comprised of $453.2 million of fixed income securities, $33.9 million of equity securities, $8.7 million of short-term investments, $5.1 million of other investments and $4.0 million of cash. At December 31, 1999, the carrying value of the Company's insurance subsidiaries' invested assets was comprised of $418.0 million of fixed income securities, $25.9 million of equity securities, $31.4 million of short-term investments, $5.3 million of other investments and $5.8 million of cash.

         Cash flow at the parent company level is derived principally from dividend and tax sharing payments from its insurance subsidiaries. The principal obligations at the parent company level are to service debt, pay operating expenses and pay dividends to stockholders. At December 31, 2000, the parent company's invested assets consisted of $5.1 million of fixed income securities, $44.0 million of short-term investments and $2.0 million of cash. At December 31, 1999, the parent company's invested assets consisted of $11.6 million of short-term investments and $1.4 million of cash.

         The Company's consolidated net cash flow provided by operating activities was $79.2 million, $67.6 million and $88.7 million for the years ended December 31, 2000, 1999 and 1998. The increase in net cash flow provided by operating activities in 2000 primarily relates to increased underwriting cash flows with increased gross reserves for unpaid losses and loss adjustment expenses partially offset by the increase in insurance receivables primarily associated with reinsured losses.

         CNA Surety's bank borrowings are under a five-year unsecured revolving credit facility (the "Credit Facility") that provides for borrowings of up to $130 million. As of December 31, 2000, the Company has unused capacity under the revolver of approximately $30 million.

         The interest rate on borrowings under the Credit Facility may be fixed, at CNA Surety's option, for a period of one, two, three or six months and is based on, among other rates, the London Interbank Offered Rate ("LIBOR"), plus the applicable margin. The margin, including the facility fee, was 0.3% at December 31, 2000 and can vary based on CNA Surety's leverage ratio (debt to total capitalization) from 0.25% to 0.40%. As of December 31, 2000, the weighted average interest rate was 6.9% on the $100.0 million of outstanding borrowings. As of December 31, 1999, the weighted average interest rate was 6.4% on the $100.0 million of outstanding borrowings.

         The Credit Facility contains, among other conditions, limitations on CNA Surety with respect to the incurrence of additional indebtedness and requires the maintenance of certain financial ratios. As of December 31, 2000, the Company was in compliance with all restrictions and covenants contained in the Credit Facility agreement. The Credit Facility provides for the payment of all outstanding principal balances by September 30, 2002 with no required principal payments prior to such time. Principal prepayments, if any, and interest payments are expected to be funded primarily through dividends from CNA Surety's insurance subsidiaries.

         In 1999, CNA Surety acquired certain assets of Clark Bonding Company, Inc., a Charlotte, North Carolina, insurance agency and brokerage doing business as The Bond Exchange for $5.9 million. As part of this acquisition, the Company incurred an additional $1.9 million of debt in the form of a promissory note. The promissory note matures on July 27, 2004 and has an interest rate of 5.0%. The Company made a $0.3 million payment on this promissory note. The balance of this promissory note at December 31, 2000 was $1.6 million.

         As an insurance holding company, CNA Surety is dependent upon dividends and other permitted payments from its insurance subsidiaries to pay operating expenses, meet debt service requirements, as well as to pay cash dividends. The payment of dividends by the insurance subsidiaries is subject to varying degrees of supervision by the insurance regulatory authorities in South Dakota and Texas. In South Dakota, where Western Surety and SBCA are domiciled, insurance companies may only pay dividends from earned surplus excluding surplus arising from unrealized capital gains or revaluation of assets. In Texas, where USA is domiciled, an insurance company may only declare or pay dividends to stockholders from the insurer's earned surplus. The insurance subsidiaries may pay dividends without obtaining prior regulatory approval only if such dividend or distribution (together with dividends or distributions made within the preceding 12-month period) is less than, as of the end of the immediately preceding year, the greater of (i) 10% of the insurer's surplus to policyholders or

20 CNA SURETY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(ii) statutory net income. In South Dakota, net income includes net realized capital gains in an amount not to exceed 20% of net unrealized capital gains. All dividends must be reported to the appropriate insurance department prior to payment.

         The dividends that may be paid without prior regulatory approval are determined by formulas established by the applicable insurance regulations, as described above. The formulas that determine dividend capacity in the current year are dependent on, among other items, the prior year's ending statutory surplus and statutory net income. Dividend capacity for 2001 will be based on statutory surplus and income at and for the year ended December 31, 2000. Without prior regulatory approval in 2001, CNA Surety's insurance subsidiaries may pay dividends of $60.2 million in the aggregate. CNA Surety received $56.5 million in dividends from its insurance subsidiaries in 2000 and $33.3 million in 1999.

         In accordance with the provisions of intercompany tax sharing agreements between CNA Surety and its subsidiaries, the tax of each subsidiary shall be determined based upon each subsidiary's separate return liability. Intercompany tax payments are made at such times as estimated tax payments would be required by the Internal Revenue Service ("IRS"). CNA Surety received tax sharing payments from its subsidiaries of $29.1 million for the year ended December 31, 2000 and $28.7 million for the year ended through December 31, 1999.

         CNA Surety management believes that the Company has sufficient available resources to meet its present capital needs.

FINANCIAL CONDITION

INVESTMENT PORTFOLIO

The following table summarizes the distribution of the Company's fixed income and equity portfolios at estimated fair values as of December 31, 2000 and 1999:


                                                    ESTIMATED                 ESTIMATED
                                                   FAIR VALUE                FAIR VALUE
                                                  DECEMBER 31    PERCENT    DECEMBER 31     PERCENT
                                                         2000   OF TOTAL           1999    OF TOTAL
---------------------------------------------------------------------------------------------------
Fixed income securities:
U.S. Treasury securities and obligations of
  U.S. Government and agencies:
    U.S. Treasury                                   $  19,998       4.1%       $ 17,452        3.9%
    U.S. Agencies                                      54,383      11.0          48,080       10.8
    Collateralized mortgage obligations                 1,090       0.2           2,116        0.5
Mortgage pass-through securities                       42,014       8.5          45,091       10.2
Obligations of states and political subdivisions      212,630      43.2         218,153       49.2
Corporate bonds                                        60,719      12.3          40,464        9.1
Non-agency collateralized mortgage obligations         12,257       2.5          12,567        2.8
Other asset-backed securities:
  Second mortgages/home equity loans                   17,993       3.7          18,820        4.2
  Credit card receivables                              10,591       2.2           7,779        1.8
  Manufactured housing                                 12,875       2.6           1,217        0.3
  Other                                                 1,338       0.3           6,217        1.4
Redeemable preferred stock                             12,396       2.5              --         --
---------------------------------------------------------------------------------------------------
  Total fixed income securities                       458,284      93.1%        417,956       94.2%
Equity securities                                      33,927       6.9          25,897        5.8
---------------------------------------------------------------------------------------------------
  Total                                             $ 492,211     100.0%       $443,853      100.0%
---------------------------------------------------------------------------------------------------

The Company's investment portfolio is managed to maximize after-tax investment return while minimizing credit risk with investments concentrated in high quality fixed income securities to support its insurance underwriting operations. The Company's investment policies emphasize high credit quality and diversification by industry, issue and issuer.

                                                           2000 ANNUAL REPORT 21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth the ratings assigned by The Standard & Poor's Corporation ("S&P") or Moody's Investor Services, Inc. ("Moody's") of the fixed income securities portfolio of the Company as of December 31, 2000 and 1999:


IN THOUSANDS                                                  2000                            1999
--------------------------------------------------------------------------------------------------
CREDIT RATING                           FAIR VALUE      % OF TOTAL      FAIR VALUE      % OF TOTAL
--------------------------------------------------------------------------------------------------
AAA/Aaa                                   $293,756            64.1%       $275,488            65.9%

AA/Aa                                       87,580            19.1          92,811            22.2

A/A                                         40,255             8.8          24,574             5.9

BBB                                         31,129             6.8          25,083             6.0

Not Rated                                    5,564             1.2              --              --
--------------------------------------------------------------------------------------------------
  Total                                   $458,284           100.0%       $417,956           100.0%
--------------------------------------------------------------------------------------------------

As of December 31, 2000 and 1999, respectively, 99% and 100% of the Company's fixed income securities were considered investment grade by S&P or Moody's and 83% and 88% were rated at least AA by those agencies for 2000 and 1999, respectively. The Company's investments in fixed income securities do not contain any industry concentration of credit risk.

         As of December 31, 2000, municipal securities of the State of Texas, State of Illinois and the State of North Carolina and each state's related political subdivisions each represent 5.9%, 5.7% and 4.9%, respectively, of the estimated fair value of the Company's fixed income portfolio. Municipal securities of each other state individually represents less than 4% of the Company's fixed income portfolio.

MARKET RISK

CNA Surety's investment portfolio is subject to economic losses due to adverse changes in the fair value of its financial instruments, or market risk. Interest rate risk represents the largest market risk factor affecting the Company's consolidated financial condition due to its significant level of investments in fixed income securities. Increases and decreases in prevailing interest rates generally translate into decreases and increases in the fair value of the Company's fixed income portfolio. The fair value of these interest rate sensitive instruments may also be affected by the credit worthiness of the issuer, prepayment options, relative value of alternative investments, the liquidity of the instrument, income tax considerations and general market conditions. The Company manages its exposure to interest rate risk primarily through an asset/liability matching strategy. The Company's exposure to interest rate risk is mitigated by the relative short-term nature of its insurance and other liabilities. The targeted effective duration of the Company's investment portfolio is approximately 4.75 years consistent with the expected duration of its insurance and other liabilities.

22 CNA SURETY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The tables below summarize the estimated effects of certain hypothetical increases and decreases in interest rates. It is assumed that the changes occur immediately and uniformly across each investment category. The hypothetical changes in market interest rates selected reflect the Company's expectations of the reasonably possible best or worst case scenarios over a one-year period. The hypothetical fair values are based upon the same prepayment assumptions that were utilized in computing fair values as of December 31, 2000. Significant variations in market interest rates could produce changes in the timing of repayments due to prepayment options available. The fair value of such instruments could be affected and therefore actual results might differ from those reflected in the following table.


                                                                                                                  HYPOTHETICAL
                                                                                               ESTIMATED FAIR       PERCENTAGE
                                                                               HYPOTHETICAL       VALUE AFTER         INCREASE
                                                          FAIR VALUE AT           CHANGE IN      HYPOTHETICAL    (DECREASE) IN
                                                            DECEMBER 31       INTEREST RATE         CHANGE IN    STOCKHOLDERS'
IN THOUSANDS                                                       2000    (BP=BASIS POINTS)    INTEREST RATE           EQUITY
------------------------------------------------------------------------------------------------------------------------------
Fixed Income Securities:

U.S. Government and government agencies and authorities        $117,485     200 bp increase          $105,783             (2.0)%
                                                                            100 bp increase           110,697             (1.2)
                                                                            100 bp decrease           121,373              0.7
                                                                            200 bp decrease           125,534              1.4

States, municipalities and political subdivisions               212,630     200 bp increase           192,552             (3.5)
                                                                            100 bp increase           201,918             (1.9)
                                                                            100 bp decrease           223,776              1.9
                                                                            200 bp decrease           236,143              4.1

Corporate bonds and all other                                   128,169     200 bp increase           117,209             (1.9)
-----------------------------------------------------------------------     100 bp increase           122,122             (1.1)
                                                                            100 bp decrease           134,368              1.1
                                                                            200 bp decrease           140,664              2.2

Total fixed income securities                                  $458,284     200 bp increase           415,544             (7.4)
-----------------------------------------------------------------------     100 bp increase           434,737             (4.1)
                                                                            100 bp decrease           479,517              3.7
                                                                            200 bp decrease           502,341              7.7

                                                           2000 ANNUAL REPORT 23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                                                                                                  HYPOTHETICAL
                                                                                               ESTIMATED FAIR       PERCENTAGE
                                                                               HYPOTHETICAL       VALUE AFTER         INCREASE
                                                          FAIR VALUE AT           CHANGE IN      HYPOTHETICAL    (DECREASE) IN
                                                            DECEMBER 31       INTEREST RATE         CHANGE IN    STOCKHOLDERS'
IN THOUSANDS                                                       1999    (BP=BASIS POINTS)    INTEREST RATE           EQUITY
------------------------------------------------------------------------------------------------------------------------------
Fixed Income Securities:
U.S. Government and government agencies and authorities        $112,739     200 bp increase          $104,108             (1.7)%
                                                                            100 bp increase           107,847             (1.0)
                                                                            100 bp decrease           117,220              0.9
                                                                            200 bp decrease           120,561              1.6

States, municipalities and political subdivisions               218,153     200 bp increase           198,855             (3.8)
                                                                            100 bp increase           207,697             (2.1)
                                                                            100 bp decrease           228,990              2.2
                                                                            200 bp decrease           241,474              4.6

Corporate bonds and all other                                    87,064     200 bp increase            79,573             (1.5)
-----------------------------------------------------------------------     100 bp increase            82,805             (0.8)
                                                                            100 bp decrease            91,790              0.9
                                                                            200 bp decrease            95,862              1.8


Total fixed income securities                                  $417,956     200 bp increase           382,536             (7.1)
-----------------------------------------------------------------------     100 bp increase           398,349             (3.9)
                                                                            100 bp decrease           438,000              4.0
                                                                            200 bp decrease           457,897              8.0

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

24 CNA SURETY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The table below summarizes the Company's equity price risk as of December 31, 2000 and 1999 and shows the effects of a hypothetical 25% increase and a 25% decrease in market prices as of those dates. The selected hypothetical change does not reflect what could be considered the best or worst case scenarios.


                                                                                                                  HYPOTHETICAL
                                                                                                                    PERCENTAGE
                                                                                               ESTIMATED FAIR         INCREASE
                                                          FAIR VALUE AT                           VALUE AFTER    (DECREASE) IN
                                                            DECEMBER 31        HYPOTHETICAL      HYPOTHETICAL    STOCKHOLDERS'
IN THOUSANDS                                                       2000        PRICE CHANGE  CHANGE IN PRICES           EQUITY
------------------------------------------------------------------------------------------------------------------------------
Equity Securities                                               $33,927        25% increase           $42,409              1.5%
                                                                               25% decrease            25,445             (1.5)

                                                                                                                  HYPOTHETICAL
                                                                                                                    PERCENTAGE
                                                                                               ESTIMATED FAIR         INCREASE
                                                          FAIR VALUE AT                           VALUE AFTER    (DECREASE) IN
                                                            DECEMBER 31        HYPOTHETICAL      HYPOTHETICAL    STOCKHOLDERS'
IN THOUSANDS                                                       1999        PRICE CHANGE  CHANGE IN PRICES           EQUITY
------------------------------------------------------------------------------------------------------------------------------
Equity Securities                                               $25,897        25% increase           $32,371              1.3%
                                                                               25% decrease            19,423             (1.3)

RESERVES FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

CNA Surety's insurance subsidiaries employ generally accepted reserving approaches in establishing the estimated liability for unpaid losses and loss adjustment expenses that give consideration to the inherent difficulty and variability in the estimation process. In addition, CNA Surety utilizes independent actuarial firms of national standing to conduct periodic reviews of claim procedures and loss reserving practices, and annually obtains actuarial certification as to the reasonableness of actuarial assumptions used and the sufficiency of year-end reserves for each of its principal insurance subsidiaries.

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

         The Company recorded net favorable loss reserve development which resulted in reductions in the estimated liability of $7.1 million, $13.1 million and $4.4 million for the years ended December 31, 2000, 1999 and 1998. Note 8 to the accompanying Consolidated Financial Statements presents a table of the activity in the reserves for unpaid losses and loss adjustment expenses for the Company. This table highlights the impact of revisions to the estimated liability established in prior years.

                                                           2000 ANNUAL REPORT 25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RISK BASED CAPITAL ("RBC") AND OTHER REGULATORY RATIOS

The National Association of Insurance Commissioners ("NAIC") has promulgated RBC requirements for property and casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, loss reserve adequacy, and other business factors. The RBC information is used by state insurance regulators as an early warning mechanism to identify insurance companies that potentially are inadequately capitalized. In addition, the formula defines minimum capital standards that supplement the current system of fixed minimum capital and surplus requirements on a state-by-state basis. Regulatory compliance is determined by a ratio (the "Ratio") of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Generally, a Ratio in excess of 200% of authorized control level RBC requires no corrective actions on behalf of the company or regulators. As of December 31, 2000, each of CNA Surety's insurance subsidiaries had a Ratio that was in compliance with minimum RBC requirements.

         CNA Surety's insurance subsidiaries require capital to support premium writings. In accordance with industry and regulatory guidelines, the net written premiums to surplus ratio of a property and casualty insurer generally should not exceed 3 to 1 (the terms of the Credit Facility also limit this ratio to 3 to 1 for Western Surety and USA). On December 31, 2000, the Company had a combined statutory surplus of $189.8 million. The combined statutory surplus of Western Surety and SBCA was $172.9 million and its net written premiums to surplus ratio was 1.7 to 1. USA's statutory surplus was $16.9 million and the net written premiums to surplus ratio was 0.6 to 1. On December 31, 1999, the Company had a combined statutory surplus of $193.5 million. The combined statutory surplus of Western Surety and SBCA was $177.2 million and its net written premiums to surplus ratio was 1.6 to 1. USA's statutory surplus was $16.3 million and its net written premiums to surplus ratio was 1.3 to 1. The Company believes that each insurance company's statutory surplus is sufficient to support its current and anticipated premium levels.

         The NAIC has also developed a rating system, the Insurance Regulatory Information System ("IRIS"), primarily intended to assist state insurance departments in overseeing the financial condition of all insurance companies operating within their respective states. IRIS consists of eleven key financial ratios that address various aspects of each insurer's financial condition and stability. In 2000, Western's and SBCA's IRIS ratios were within all the "usual" ranges as defined by the NAIC. USA failed the Change in Net Writings ratio, primarily due to a decrease in assumed premium due to the discontinuation of an intercompany reinsurance agreement with Western. In 1999, USA's and SBCA's IRIS ratios were within all the "usual" ranges as defined by the NAIC. Western failed the Agents Balance to Surplus ratio, primarily due to increased premiums written.

IMPACT OF ADOPTING ACCOUNTING PRONOUNCEMENTS

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This bulletin summarizes the SEC Staff's view in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. This bulletin, through its subsequent revised releases SAB No. 101A and No. 101B, is effective for registrants no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. Adoption of this bulletin did not have a significant impact on the results of operations or equity of the Company.

26 CNA SURETY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 entitled "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 was subsequently amended by SFAS No. 137, which delayed the effective date by one year, and SFAS No. 138, which clarified four areas which were causing difficulties in implementation. SFAS No. 133 requires the recognition of all derivative financial instruments, including embedded derivative instruments, as either assets or liabilities in the statement of financial position and measurement of those instruments at fair value. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the asset or liability hedged. If the derivative is designated in a fair value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive income and will be recognized in the income statement when the hedged item affects earnings. A derivative that does not qualify as a hedge will be marked to fair value through earnings.

         The Company is required to adopt SFAS No. 133 effective January 1, 2001. The transition adjustments resulting from adoption must be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle. The adoption of SFAS No. 133 will have no initial impact on the Company's results of operations or equity.

         In March of 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification"). Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, is effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The states in which CNA Surety's insurance subsidiaries conduct business will require adoption of Codification for the preparation of statutory financial statements effective January 1, 2001. The Company estimates that the adoption of Codification will increase statutory capital and surplus as of January 1, 2001 by approximately $21.9 million.

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

                                                           2000 ANNUAL REPORT 27

CONSOLIDATED BALANCE SHEETS


IN THOUSANDS, EXCEPT PER SHARE DATA                     DECEMBER 31                           2000                    1999
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Invested assets and cash:
  Fixed income securities, at fair value (amortized cost: $453,570 and $436,690)          $458,284                $417,956
  Equity securities, at fair value (cost: $37,761 and $23,968)                              33,927                  25,897
  Short-term investments, at cost (approximates fair value)                                 52,660                  43,033
  Other investments, at fair value                                                           5,154                   5,277
  Cash                                                                                       5,950                   7,237
--------------------------------------------------------------------------------------------------------------------------
    Total invested assets and cash                                                         555,975                 499,400
Deferred policy acquisition costs                                                           91,403                  84,924
Insurance receivables:
  Premiums, including $31,607 and $56,127 from affiliates                                   41,207                  65,949
  Reinsurance, including $13,349 and $1,002 from affiliates                                 75,330                  20,031
Intangible assets (net of accumulated amortization: $19,426 and $13,329)                   149,882                 155,980
Property and equipment, at cost (less accumulated depreciation: $13,677 and $11,094)        15,332                  14,769
Prepaid reinsurance premiums                                                                 2,532                   2,302
Receivable for securities sold                                                              10,406                      --
Other assets                                                                                 8,501                   8,220
--------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                          $950,568                $851,575
--------------------------------------------------------------------------------------------------------------------------

LIABILITIES
Reserves:
  Unpaid losses and loss adjustment expenses                                              $204,457                $157,933
  Unearned premiums                                                                        202,179                 199,300
--------------------------------------------------------------------------------------------------------------------------
    Total reserves                                                                         406,636                 357,233
Debt                                                                                       101,556                 101,900
Deferred income taxes, net                                                                  19,700                  10,447
Payable for securities purchased                                                                --                   7,487
Current income taxes payable                                                                 6,820                   7,076
Reinsurance and other payables to affiliates                                                 8,117                   7,229
Other liabilities                                                                           33,707                  33,899
--------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                     $576,536                $525,271
--------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (See Note 9)

STOCKHOLDERS' EQUITY
Preferred stock, par value $.01 per share, 20,000 shares authorized;
  none issued and outstanding                                                                   --                      --
Common stock, par value $.01 per share, 100,000 shares authorized;
  44,146 shares issued and 42,702 shares outstanding at December 31, 2000
  and 44,123 shares issued and 43,006 shares outstanding at December 31, 1999                  441                     441
Additional paid-in capital                                                                 253,497                 253,366
Retained earnings                                                                          135,308                  95,419
Accumulated other comprehensive income (loss)                                                  267                 (11,150)
Treasury stock, at cost                                                                    (15,481)                (11,772)
--------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                             374,032                 326,304
--------------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                            $950,568                $851,575
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

28 CNA SURETY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

IN THOUSANDS, EXCEPT PER SHARE DATA                     YEARS ENDED DECEMBER 31         2000            1999            1998
----------------------------------------------------------------------------------------------------------------------------
Revenues:
  Net earned premium                                                                $301,819        $283,540        $258,737
  Net investment income                                                               29,897          25,850          24,259
  Net realized investment gains                                                          557              15             844
----------------------------------------------------------------------------------------------------------------------------
    Total revenues                                                                   332,273         309,405         283,840
----------------------------------------------------------------------------------------------------------------------------
Expenses:
  Net losses and loss adjustment expenses                                             55,683          44,672          44,998
  Net commissions, brokerage and other underwriting                                  181,655         166,974         151,966
  Interest expense                                                                     6,956           5,846           7,218
  Non-recurring charge                                                                   500              --              --
  Amortization of intangible assets                                                    6,097           5,982           5,900
----------------------------------------------------------------------------------------------------------------------------
    Total expenses                                                                   250,891         223,474         210,082
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                            81,382          85,931          73,758
Income taxes                                                                          27,780          29,433          28,243
----------------------------------------------------------------------------------------------------------------------------
Net income                                                                          $ 53,602        $ 56,498        $ 45,515
----------------------------------------------------------------------------------------------------------------------------
Earnings per share                                                                  $   1.25        $   1.28        $   1.04
----------------------------------------------------------------------------------------------------------------------------
Earnings per share, assuming dilution                                               $   1.25        $   1.28        $   1.04
----------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding                                                   42,898          43,974          43,722
----------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding, assuming dilution                                43,028          44,120          43,875
----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                                           2000 ANNUAL REPORT 29

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                             ACCUMULATED
                                COMMON STOCK          ADDITIONAL                                   OTHER    TREASURY         TOTAL
                                      SHARES  COMMON     PAID-IN  COMPREHENSIVE  RETAINED  COMPREHENSIVE       STOCK  STOCKHOLDERS'
IN THOUSANDS                     OUTSTANDING   STOCK     CAPITAL         INCOME  EARNINGS   INCOME (LOSS)   (AT COST)       EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997            43,320    $433    $244,829                $  10,996       $    474   $      --      $256,732
Comprehensive income:
Net income                                --      --          --       $ 45,515    45,515             --          --        45,515
Other comprehensive income:
  Change in unrealized gains
  on securities (after income
  taxes), net of reclassification
  adjustment of $208                      --      --          --          2,783        --          2,783          --         2,783
---------------------------------                                      --------
  Total comprehensive income                                           $ 48,298
---------------------------------                                      --------
Issuance of common stock                 628       6       7,525                       --             --          --         7,531
Stock options exercised                  145       2         861                       --             --          --           863
Dividends paid to stockholders            --      --          --                   (3,527)            --          --        (3,527)
----------------------------------------------------------------                --------------------------------------------------
Balance, December 31, 1998            44,093    $441    $253,215                $  52,984       $  3,257   $      --      $309,897
----------------------------------------------------------------                --------------------------------------------------
Comprehensive income:
Net income                                --      --          --         56,498    56,498             --          --        56,498
Other comprehensive income:
  Change in unrealized (losses)
  on securities (after income
  taxes), net of reclassification
  adjustment of $821                      --      --          --        (14,407)       --        (14,407)         --       (14,407)
---------------------------------                                      --------
  Total comprehensive income                                           $ 42,091
---------------------------------                                      --------
Purchase of treasury stock            (1,117)     --          --                       --             --     (11,772)      (11,772)
Stock options exercised and other         30      --         151                       --             --          --           151
Dividends paid to stockholders            --      --          --                  (14,063)            --          --       (14,063)
----------------------------------------------------------------                --------------------------------------------------
Balance, December 31, 1999            43,006    $441    $253,366                $  95,419       $(11,150)  $ (11,772)     $326,304
----------------------------------------------------------------                --------------------------------------------------
Comprehensive income:
Net income                                --      --          --         53,602    53,602             --          --        53,602
Other comprehensive income:
  Change in unrealized gains
  on securities (after income
  taxes), net of reclassification
  adjustment of $(1,263)                  --      --          --         11,417        --         11,417          --        11,417
---------------------------------                                      --------
  Total comprehensive income                                           $ 65,019
---------------------------------                                      --------
Purchase of treasury stock              (327)     --          --                       --             --      (3,709)       (3,709)
Stock options exercised and other         23      --         131                       --             --          --           131
Dividends paid to stockholders            --      --          --                  (13,713)            --          --       (13,713)
----------------------------------------------------------------                --------------------------------------------------
Balance, December 31, 2000            42,702    $441    $253,497                $ 135,308       $    267   $ (15,481)     $374,032
----------------------------------------------------------------                --------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

30 CNA SURETY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS


IN THOUSANDS                                    YEARS ENDED DECEMBER 31              2000           1999           1998
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                      $  53,602      $  56,498      $  45,515
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                                                     9,291          8,414          7,720
  Accretion of bond discount, net                                                   1,043          2,085          2,065
  Net realized investment gains                                                      (557)           (15)          (844)
Changes in:
  Insurance receivables                                                           (30,557)       (21,680)           534
  Reserve for unearned premiums                                                     2,879         15,592         11,921
  Reserve for unpaid losses and loss adjustment expenses                           46,524          7,913         19,639
  Deferred policy acquisition costs                                                (6,479)       (10,436)       (10,344)
  Deferred income taxes, net                                                        3,078          7,506          7,485
  Reinsurance and other payables to affiliates                                        888          5,320            766
  Other assets and liabilities                                                       (468)        (3,585)         4,236
-----------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                      79,244         67,612         88,693
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Fixed income securities:
  Purchases                                                                      (133,679)      (172,746)      (297,654)
  Maturities                                                                       35,394         45,610         56,947
  Sales                                                                            77,788        107,243         86,170
Purchases of equity securities                                                    (19,587)       (24,444)            --
Proceeds from the sale of equity securities                                         8,525            477             --
Changes in short-term investments                                                  (9,228)        14,832         89,370
Purchases of property and equipment                                                (4,166)        (5,566)        (3,458)
Acquisition of businesses, net of cash acquired                                        --         (5,900)            --
Changes in receivables/payables for securities sold/purchased                     (17,894)        (1,030)        (2,092)
Other, net                                                                            (21)           241            133
-----------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                         (62,868)       (41,283)       (70,584)
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from debt                                                                     --          1,900             --
Principal payments on debt                                                           (344)       (13,000)        (5,000)
Proceeds from issuance of common stock                                                 --             --          7,531
Dividends to stockholders                                                         (13,713)       (14,063)        (3,527)
Purchase of treasury stock                                                         (3,709)       (11,772)            --
Other                                                                                 103             97            503
-----------------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                         (17,663)       (36,838)          (493)
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                        (1,287)       (10,509)        17,616
Cash at beginning of period                                                         7,237         17,746            130
-----------------------------------------------------------------------------------------------------------------------
Cash at end of period                                                           $   5,950      $   7,237      $  17,746
-----------------------------------------------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Information:
  Cash paid during the period for:
    Interest                                                                    $   7,363      $   5,826      $   6,721
    Income taxes                                                                $  24,050      $  20,600      $  17,750
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                                           2000 ANNUAL REPORT 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

FORMATION OF CNA SURETY CORPORATION AND MERGER

In December 1996, CNA Financial Corporation ("CNAF") and Capsure Holdings Corp. ("Capsure") agreed to merge (the "Merger") the surety business of CNAF with Capsure's insurance subsidiaries, Western Surety Company ("Western Surety") and Universal Surety of America ("USA"), into CNA Surety Corporation ("CNA Surety" or the "Company"). CNAF, through its operating subsidiaries, writes multiple lines of property and casualty insurance, including surety business that is reinsured by Western Surety. CNAF owns approximately 64% of the outstanding common stock of CNA Surety. Loews Corporation owns approximately 87% of the outstanding common stock of CNAF. The principal operating subsidiaries of CNAF that wrote the surety line of business for their own account prior to the Merger were Continental Casualty Company and its property and casualty affiliates (collectively, "CCC") and The Continental Insurance Company and its property and casualty affiliates (collectively, "CIC"). CIC was acquired by CNAF on May 10, 1995. The combined surety operations of CCC and CIC are referred to herein as CCC Surety Operations ("Predecessor").

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

         The amortized cost of fixed income securities is determined based on cost and the cumulative effect of amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in investment income. For mortgage-backed and certain asset-backed securities, the Company recognizes income using the effective-yield method based on estimated cash flows. Investment gains or losses realized on the sale of securities are determined using the specific identification method. Investments with an other-than-temporary decline in value are written down to fair value, resulting in losses that are included in realized investment gains and losses.

         Short-term investments which generally include U.S. Treasury bills, corporate notes, money market funds and investment grade commercial paper equivalents, are carried at amortized cost which approximates fair value.

32 CNA SURETY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DEFERRED POLICY ACQUISITION COSTS

Policy acquisition costs, consisting of commissions, premium taxes and other underwriting expenses which vary with, and are primarily related to, the production of business, net of reinsurance commissions, are deferred and amortized as a charge to income as the related premiums are earned.

INTANGIBLE ASSETS

The Merger of CCC Surety Operations and Capsure has been accounted for by CNA Surety as an acquisition of Capsure, using purchase accounting. Intangible assets represent goodwill and identified intangibles arising from the acquisition of Capsure and goodwill arising from the May 1995 acquisition of CIC by CNAF that was allocated to the surety business of CIC. Intangible assets arising from the Merger were $20.5 million related to the agency force, which is being amortized over 20 years, and $134.5 million for goodwill amortized over 30 years.

         In 1999, CNA Surety acquired certain assets of Clark Bonding Company, Inc., a Charlotte, North Carolina, insurance agency and brokerage doing business as The Bond Exchange. Goodwill arising from this acquisition was $5.9 million and is being amortized over 30 years.

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

INSURANCE PREMIUMS

Insurance premiums are recognized as revenue ratably over the terms of the related policies. Premium revenues are net of amounts ceded to reinsurers. Unearned premiums represent the portion of premiums written, before ceded reinsurance which is shown as an asset, applicable to the unexpired terms of policies in force determined on a pro rata basis.

REINSURANCE

The Company assumes and cedes insurance with other insurers and reinsurers to limit maximum loss, provide greater diversification of risk and minimize exposure on larger risks. Premiums and loss and loss adjustment expenses that are ceded under reinsurance arrangements reduce the respective revenues and expenses. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy and are reported as reinsurance receivables rather than netted against the estimated liability for unpaid losses and loss adjustment expenses.

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

                                                           2000 ANNUAL REPORT 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INCOME TAXES

The Company accounts for income taxes under the liability method. Under the liability method, deferred income taxes are established for the future tax effects of temporary differences between the tax and financial reporting bases of assets and liabilities using currently enacted tax rates. Such temporary differences primarily relate to insurance reserves, deferred policy acquisition costs and intangible assets. The effect on deferred taxes of a change in tax rates is recognized in income in the period of enactment.

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

ACCOUNTING PRONOUNCEMENTS

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This bulletin summarizes the SEC Staff's view in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. This bulletin, through its subsequent revised releases SAB No. 101A and No. 101B, is effective for registrants no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. Adoption of this bulletin did not have a significant impact on the results of operations or equity of the Company.

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 entitled "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 was subsequently amended by SFAS No. 137, which delayed the effective date by one year, and SFAS No. 138, which clarified four areas which were causing difficulties in implementation. SFAS No. 133 requires the recognition of all derivative financial instruments, including embedded derivative instruments, as either assets or liabilities in the statement of financial position and measurement of those instruments at fair value. The Company is required to adopt SFAS 133 effective January 1, 2001. The transition adjustments resulting from adoption must be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle. The adoption of SFAS 133 will have no initial impact on the Company's results of operations or equity.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1999 and 1998 financial statements to conform with the presentation in the 2000 Consolidated Financial Statements.

NOTE 2.  PROPOSED TENDER OFFER

On March 20, 2000, Continental Casualty Company ("CCC") proposed a cash tender offer to purchase the remaining common stock of CNA Surety that it and its affiliates did not own for $13.00 per share. On May 26, 2000, CCC informed CNA Surety that CCC did not intend to pursue a proposed tender offer to acquire the remaining equity interests of the Company not currently owned by CCC. The Company recorded a non-recurring charge of $0.5 million before income taxes, or $0.3 million after tax (1 cent per share), for costs incurred with respect to the proposed tender offer by CCC.

         As reported in CNA Financial Corporation ("CNAF") public filings, CCC and other insurance subsidiaries of CNAF that own shares of CNA Surety may review their respective positions of CNA Surety shares from time to time and may acquire additional shares or dispose of shares depending upon market conditions or other factors existing at the time of such review, resulting in increases or decreases in their respective ownership positions.

34 CNA SURETY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.  INVESTMENTS

The estimated fair value and amortized cost of fixed income and equity securities held by CNA Surety by investment category, were as follows:


                                                                                       GROSS            GROSS
                                                               AMORTIZED COST     UNREALIZED       UNREALIZED        ESTIMATED
IN THOUSANDS                              DECEMBER 31, 2000           OR COST          GAINS           LOSSES       FAIR VALUE
------------------------------------------------------------------------------------------------------------------------------
Fixed income securities:
U.S. Treasury securities and obligations of
    U.S. Government and agencies:
  U.S. Treasury                                                      $ 19,727        $    279        $     (8)        $ 19,998
  U.S. Agencies                                                        52,760           1,835            (212)          54,383
  Collateralized mortgage obligations                                   1,098               1              (9)           1,090
  Mortgage pass-through securities                                     42,054             149            (189)          42,014
Obligations of states and political subdivisions                      208,423           5,136            (929)         212,630
Corporate bonds                                                        62,055             675          (2,011)          60,719
Non-agency collateralized mortgage obligations                         12,319              70            (132)          12,257
Other asset-backed securities:
  Second mortgages/home equity loans                                   18,043             160            (210)          17,993
  Credit card receivables                                              10,490             106              (5)          10,591
  Manufactured housing                                                 12,967             143            (235)          12,875
  Other                                                                 1,272              69              (3)           1,338
Redeemable preferred stock                                             12,362              89             (55)          12,396
------------------------------------------------------------------------------------------------------------------------------
    Total fixed income securities                                     453,570           8,712          (3,998)         458,284
Equity securities                                                      37,761           3,562          (7,396)          33,927
------------------------------------------------------------------------------------------------------------------------------
    Total                                                            $491,331        $ 12,274        $(11,394)        $492,211
------------------------------------------------------------------------------------------------------------------------------


                                                                                       GROSS            GROSS
                                                               AMORTIZED COST     UNREALIZED       UNREALIZED        ESTIMATED
IN THOUSANDS                              DECEMBER 31, 1999           OR COST          GAINS           LOSSES       FAIR VALUE
------------------------------------------------------------------------------------------------------------------------------
Fixed income securities:
U.S. Treasury securities and obligations of
    U.S. Government and agencies:
  U.S. Treasury                                                      $ 17,575        $      6        $   (129)        $ 17,452
  U.S. Agencies                                                        49,786              58          (1,764)          48,080
  Collateralized mortgage obligations                                   2,123               3             (10)           2,116
  Mortgage pass-through securities                                     46,701              --          (1,610)          45,091
Obligations of states and political subdivisions                      229,499              56         (11,402)         218,153
Corporate bonds                                                        43,395               3          (2,934)          40,464
Non-agency collateralized mortgage obligations                         12,845              --            (278)          12,567
Other asset-backed securities:
  Second mortgages/home equity loans                                   19,041              16            (237)          18,820
  Credit card receivables                                               8,101               1            (323)           7,779
  Manufactured housing                                                  1,236              --             (19)           1,217
  Other                                                                 6,388               2            (173)           6,217
Redeemable preferred stock                                                 --              --              --               --
------------------------------------------------------------------------------------------------------------------------------
    Total fixed income securities                                     436,690             145         (18,879)         417,956
Equity securities                                                      23,968           3,274          (1,345)          25,897
------------------------------------------------------------------------------------------------------------------------------
    Total                                                            $460,658        $  3,419        $(20,224)        $443,853
------------------------------------------------------------------------------------------------------------------------------

                                                           2000 ANNUAL REPORT 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's insurance subsidiaries, as required by state law, deposit certain securities with state insurance regulatory authorities. At December 31, 2000, securities on deposit had an aggregate carrying value of $3.4 million.

         Short-term investments are generally comprised of U.S. Treasury bills, corporate notes, money market funds and investment grade commercial paper equivalents.

         The amortized cost and estimated fair value of fixed income securities, by contractual maturity, at December 31, 2000 and 1999 are shown below. Actual maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:


IN THOUSANDS                                                                     2000                            1999
---------------------------------------------------------------------------------------------------------------------
                                                            AMORTIZED       ESTIMATED       AMORTIZED       ESTIMATED
                                                                 COST      FAIR VALUE            COST      FAIR VALUE
---------------------------------------------------------------------------------------------------------------------
Fixed Income Securities:
Due within one year                                          $ 20,087        $ 20,104        $     --        $     --
Due after one year but within five years                       22,770          23,213          47,697          47,022
Due after five years but within ten years                     114,938         117,038         117,047         112,286
Due after ten years                                           197,532         199,771         175,511         164,841
---------------------------------------------------------------------------------------------------------------------
                                                              355,327         360,126         340,255         324,149
---------------------------------------------------------------------------------------------------------------------
Mortgage pass-through securities, collateralized
  mortgage obligations and asset-backed securities             98,243          98,158          96,435          93,807
---------------------------------------------------------------------------------------------------------------------
                                                             $453,570        $458,284        $436,690        $417,956
---------------------------------------------------------------------------------------------------------------------

Major categories of net investment income and net realized investment gains (losses) were as follows:


IN THOUSANDS                    YEARS ENDED DECEMBER 31           2000            1999           1998
-----------------------------------------------------------------------------------------------------
Investment income:
  Fixed income securities                                     $ 25,623        $ 22,593       $ 22,111
  Equity securities                                                372              92             --
  Short-term investments                                         3,998           2,917          2,233
  Other                                                            563             866            523
-----------------------------------------------------------------------------------------------------
  Total investment income                                       30,556          26,468         24,867
Investment expenses                                               (659)           (618)          (608)
-----------------------------------------------------------------------------------------------------
Net investment income                                         $ 29,897        $ 25,850       $ 24,259
-----------------------------------------------------------------------------------------------------
Gross realized investment gains:
  Fixed income securities                                     $    197        $    690       $    867
  Equity securities                                              3,054               2             --
  Other                                                             --              --              2
Gross realized investment losses:
  Fixed income securities                                       (2,371)           (674)           (19)
  Equity securities                                               (323)             (1)            --
  Other                                                             --              (2)            (6)
-----------------------------------------------------------------------------------------------------
Net realized investment gain                                  $    557        $     15       $    844
-----------------------------------------------------------------------------------------------------

2000 ANNUAL REPORT 36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net unrealized gain and loss on securities included in stockholders' equity at December 31, 2000 and 1999 was comprised of the following:


IN THOUSANDS                                                          2000                                        1999
-----------------------------------------------------------------------------------------------------------------------
                                       GAINS         LOSSES            NET          GAINS         LOSSES            NET
-----------------------------------------------------------------------------------------------------------------------
Fixed income securities             $  8,712       $ (3,998)      $  4,714       $    145       $(18,879)      $(18,734)
Equity securities                      3,562         (7,396)        (3,834)         3,274         (1,345)         1,929
Other                                     --           (469)          (469)            --           (349)          (349)
-----------------------------------------------------------------------------------------------------------------------
                                    $ 12,274       $(11,863)           411       $  3,419       $(20,573)       (17,154)
-----------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                 (144)                                       6,004
-----------------------------------------------------------------------------------------------------------------------
Net unrealized gain (loss)
  on securities                                                   $    267                                     $(11,150)
-----------------------------------------------------------------------------------------------------------------------

NOTE 4.  DEBT

CNA Surety has a five-year unsecured revolving credit facility that provides for borrowings of up to $130 million. The interest rate on borrowings under the credit facility may be fixed, at CNA Surety's option, for a period of one, two, three or six months and is based on, among other rates, the London Interbank Offered Rate ("LIBOR") plus applicable margin. The margin, including the facility fee, varies based on CNA Surety's leverage ratio (debt to total capitalization) and ranges from 0.25% to 0.40%. The credit facility provides for the payment of all outstanding principal balances by September 30, 2002 with no required principal payments prior to such time.

         The credit facility contains among other conditions, limitations on CNA Surety with respect to the incurrence of additional indebtedness and requires the maintenance of certain financial ratios. As of December 31, 2000, management believes that the Company was in compliance with all restrictions or covenants contained in the credit facility agreement.

         In 1999, CNA Surety acquired certain assets of Clark Bonding Company, Inc., a Charlotte, North Carolina, insurance agency and brokerage doing business as The Bond Exchange for $5.9 million. As part of this acquisition, the Company incurred an additional $1.9 million of debt in the form of a promissory note. The promissory note matures on July 27, 2004 and has an interest rate of 5.0%. The Company made a $0.3 million payment on this promissory note in 2000. The balance of this promissory note at December 31, 2000 was $1.6 million.

         The consolidated balance sheet reflects total debt of $101.6 and $101.9 million at December 31, 2000 and 1999, respectively. The weighted average interest rate on outstanding borrowings was 6.86% and 6.33% at December 31, 2000 and 1999, respectively.

NOTE 5.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values may be based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. Potential taxes and other transaction costs have not been considered in estimating fair value. Accordingly, the estimates presented herein are subjective in nature and are not necessarily indicative of the amounts that the Company could realize in a current market exchange. This information excludes certain financial instruments, such as insurance contracts, and all non-financial instruments from fair value disclosure. Therefore, these fair value amounts cannot be aggregated to determine the underlying economic value of the Company.

                                                           2000 ANNUAL REPORT 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying amounts and estimated fair values of financial instruments at December 31, 2000 and 1999 were as follows:


IN THOUSANDS                                               2000                                      1999
---------------------------------------------------------------------------------------------------------
                                  CARRYING            ESTIMATED             CARRYING            ESTIMATED
                                    AMOUNT           FAIR VALUE               AMOUNT           FAIR VALUE
---------------------------------------------------------------------------------------------------------
Fixed income securities           $458,284             $458,284             $417,956             $417,956
Equity securities                   33,927               33,927               25,897               25,897
Short-term investments              52,660               52,660               43,033               43,033
Other investments                    5,154                5,154                5,277                5,277
Cash                                 5,950                5,950                7,237                7,237
Debt                               101,556              101,556              101,900              101,900

The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

         INVESTMENTS The estimated fair values for the fixed income securities and equity securities are based upon quoted market prices, where available. For fixed income securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.

         CASH, SHORT-TERM INVESTMENTS AND OTHER INVESTMENTS The carrying value for these instruments approximates their estimated fair values.

         DEBT The estimated fair value of the Company's debt is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturity.

NOTE 6.  DEFERRED POLICY ACQUISITION COSTS

Policy acquisition costs deferred and the related amortization of deferred policy acquisition costs were as follows:


IN THOUSANDS    YEARS ENDED DECEMBER 31           2000            1999            1998
--------------------------------------------------------------------------------------
Balance at beginning of period              $   84,924      $   74,488      $   64,144
  Costs deferred                               140,114         130,182         115,764
  Amortization                                (133,635)       (119,746)       (105,420)
--------------------------------------------------------------------------------------
Balance at end of period                    $   91,403      $   84,924      $   74,488
--------------------------------------------------------------------------------------

NOTE 7.  REINSURANCE

The Company's insurance subsidiaries, in the ordinary course of business, cede reinsurance to other insurance companies to limit their exposure to loss. Reinsurance arrangements are used to limit maximum loss, provide greater diversification of risk and minimize exposure on larger risks. Reinsurance contracts do not ordinarily relieve the Company of its primary obligations to claimants. Therefore, a contingent liability exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. The Company evaluates the financial condition of its reinsurers, establishes allowances for uncollectible amounts and monitors concentrations of credit risk. At December 31, 2000, CNA Surety's largest reinsurance receivable was approximately $13.3 million with a company rated A++ (Superior) by A.M. Best Company, Inc.

38 CNA SURETY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effect of reinsurance on premiums written and earned was as follows:


                   YEARS ENDED
IN THOUSANDS       DECEMBER 31                      2000                            1999                            1998
------------------------------------------------------------------------------------------------------------------------
                                 WRITTEN          EARNED         WRITTEN          EARNED         WRITTEN          EARNED
------------------------------------------------------------------------------------------------------------------------
Direct                         $ 115,100       $ 109,472       $ 108,968       $ 103,993       $ 105,289       $ 103,298
Assumed from affiliates          201,567         207,178         197,891         186,939         172,935         163,003
Ceded                            (12,199)        (14,831)         (7,872)         (7,392)         (7,622)         (7,564)
------------------------------------------------------------------------------------------------------------------------
Net premiums                   $ 304,468       $ 301,819       $ 298,987       $ 283,540       $ 270,602       $ 258,737
------------------------------------------------------------------------------------------------------------------------

Assumed premiums from affiliates are comprised of all surety business written or renewed, net of reinsurance, by CCC and CIC, and their affiliates, after the Merger Date that is reinsured by Western Surety pursuant to intercompany reinsurance and related agreements.

         The effect of reinsurance on losses and loss adjustment expenses incurred was as follows:


IN THOUSANDS                            YEARS ENDED DECEMBER 31           2000           1999           1998
------------------------------------------------------------------------------------------------------------
Gross losses and loss adjustment expenses                             $136,004       $ 63,933        $53,828
Reinsurance recoveries                                                 (80,321)       (19,261)        (8,830)
------------------------------------------------------------------------------------------------------------
Net losses and loss adjustment expenses                               $ 55,683       $ 44,672        $44,998
------------------------------------------------------------------------------------------------------------

NOTE 8.  RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the reserves for unpaid losses and loss adjustment expenses was as follows:


IN THOUSANDS                                        YEARS ENDED DECEMBER 31         2000           1999           1998
----------------------------------------------------------------------------------------------------------------------
Reserves at beginning of period:
Gross                                                                          $ 157,933      $ 150,020      $ 130,381
Ceded reinsurance                                                                 20,464          7,986          7,656
----------------------------------------------------------------------------------------------------------------------
  Net reserves at beginning of period                                            137,469        142,034        122,725
----------------------------------------------------------------------------------------------------------------------
Net incurred loss and loss adjustment expenses:
  Provision for insured events of current period                                  62,776         57,757         49,350
  Decrease in provision for insured events of prior periods                       (7,093)       (13,085)        (4,352)
----------------------------------------------------------------------------------------------------------------------
    Total net incurred                                                            55,683         44,672         44,998
----------------------------------------------------------------------------------------------------------------------
Net payments attributable to:
  Current period events                                                           23,029         16,809          6,094
  Prior period events                                                             35,825         32,428         19,595
----------------------------------------------------------------------------------------------------------------------
    Total net payments                                                            58,854         49,237         25,689
----------------------------------------------------------------------------------------------------------------------
Net reserves at end of period                                                    134,298        137,469        142,034
Ceded reinsurance at end of period                                                70,159         20,464          7,986
----------------------------------------------------------------------------------------------------------------------
  Gross reserves at end of period                                              $ 204,457      $ 157,933      $ 150,020
----------------------------------------------------------------------------------------------------------------------

The Company recorded net favorable reserve development which resulted in reductions in the estimated liability of $7.1 million, $13.1 million and $4.4 million for the years ended December 31, 2000, 1999 and 1998. Net favorable loss reserve development for the three years ended December 31, 2000, reflects positive loss and recovery trends primarily with respect to accident years prior to 1997, partially offset in 2000 by adverse development in more recent accident years.

                                                           2000 ANNUAL REPORT 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.  COMMITMENTS AND CONTINGENCIES

At December 31, 2000, the future minimum commitment under operating leases was as follows: 2001 - $2.8 million, 2002 - $1.6 million, 2003 - $1.5 million, 2004
- $1.3 million and 2005 and thereafter - $7.2 million. Total rental expense for the years ended December 31, 2000, 1999 and 1998 was $3.5 million, $3.4 million and $3.3 million, respectively.

         The Company is party to various lawsuits arising in the normal course of business, some seeking material damages. The Company believes the resolution of these lawsuits will not have a material adverse effect on its financial condition or its results of operations.

NOTE 10.  INCOME TAXES

The components of deferred income taxes as of December 31, 2000 and 1999 were as follows:


IN THOUSANDS                                                          2000                     1999
---------------------------------------------------------------------------------------------------
Deferred tax assets related to:
  Unearned premium reserve                                         $13,975                  $13,790
  Unrealized loss on securities                                        144                    6,004
  Loss and loss adjustment expense reserve                           2,935                    2,785
  Accrued expenses                                                   1,063                    1,288
  Other                                                              3,340                    4,200
---------------------------------------------------------------------------------------------------
    Total deferred tax assets                                       21,457                   28,067
---------------------------------------------------------------------------------------------------
Deferred tax liabilities related to:
  Deferred policy acquisition costs                                 32,230                   29,963
  Intangible assets                                                  6,009                    6,368
  Unrealized gain on securities                                         --                       --
  Other                                                              2,918                    2,183
---------------------------------------------------------------------------------------------------
    Total deferred tax liabilities                                  41,157                   38,514
---------------------------------------------------------------------------------------------------
Net deferred tax liability                                         $19,700                  $10,447
---------------------------------------------------------------------------------------------------

CNA Surety and its subsidiaries file a consolidated federal income tax return.

The income tax provisions consisted of the following:


IN THOUSANDS         YEARS ENDED DECEMBER 31           2000            1999          1998
-----------------------------------------------------------------------------------------
Federal current                                     $23,753         $21,074       $20,087
Federal deferred                                      3,078           7,506         7,485
State                                                   949             853           671
-----------------------------------------------------------------------------------------
Total income tax expense                            $27,780         $29,433       $28,243
-----------------------------------------------------------------------------------------

A reconciliation from the federal statutory tax rate to the effective tax rate is as follows:


                                       YEARS ENDED DECEMBER 31         2000            1999         1998
---------------------------------------------------------------------------------------------------------
Federal statutory rate                                                 35.0%           35.0%        35.0%
Tax exempt income deduction                                            (4.0)           (3.4)        (1.7)
Non-deductible expenses, principally amortization of goodwill           2.4             2.2          2.6
State income tax, net of federal income tax benefit                     0.8             0.6          1.0
Other                                                                  (0.1)           (0.1)         1.4
---------------------------------------------------------------------------------------------------------
Total income tax expense                                               34.1%           34.3%        38.3%
---------------------------------------------------------------------------------------------------------

40 CNA SURETY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.  EMPLOYEE BENEFITS

CNA Surety sponsors a tax deferred savings plan ("401(k) plan") covering substantially all of its employees. Under the 401(k) plan, the Company matches 70% of the participating employee's contribution up to 6% of eligible compensation (4.2% maximum matching). Effective January 1, 2000, the Company match was increased to 100% of the participating employees contribution up to 3% of eligible compensation and 50% of the participating employees contribution between 3% and 6% of eligible compensation (4.5% maximum matching). In addition, the Company may also make an annual discretionary profit sharing contribution to the 401(k) plan, subject to the approval of the Company's Board of Directors. The profit sharing contribution may be restricted by plan and regulatory limitations. The Company contribution, including profit sharing, to the 401(k) plan was $3.3 million, $3.3 million and $3.2 million for the year ended December 31, 2000, 1999 and 1998, respectively.

         Western Surety sponsors two post-retirement benefit plans covering certain employees. One plan provides medical benefits, and the other plan provides sick leave termination payments. The post-retirement health care plan is contributory and the sick leave plan is non-contributory. The actuarially determined net periodic post-retirement costs for these plans were $0.6 million for the years ended December 31, 2000 and 1999 and $0.4 million for the year ended December 31, 1998. The unfunded accumulated post-retirement benefit obligation (for retirees and fully vested active plan participants) was $5.8 million and $5.4 million as of December 31, 2000 and 1999, respectively, and is included in other liabilities in the consolidated balance sheet. The following table summarizes the actuarial accounting assumptions for post-retirement benefit plans.


                                                2000     1999    1998
--------------------------------------------------------------------------------
Discount Rate                                    6.5%     6.5%    7.0%
Initial healthcare cost trend                    7.0%     8.0%    9.0%
Ultimate healthcare cost trend                   5.0%     5.0%    5.0%
Ultimate medical trend reached in fiscal year   2005     2002    2002

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

                                                           2000 ANNUAL REPORT 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                 WEIGHTED
                                         SHARES SUBJECT    AVERAGE OPTION
                                              TO OPTION   PRICE PER SHARE
--------------------------------------------------------------------------------
Balance at December 31, 1997                    749,372            $10.68
  Options granted                               153,200            $15.50
  Options cancelled                             (15,475)           $15.87
  Options exercised                            (145,031)           $ 3.47
-------------------------------------------------------
Balance at December 31, 1998                    742,066            $13.34
-------------------------------------------------------
  Options granted                               570,200            $11.06
  Options cancelled                             (61,300)           $13.83
  Options exercised                             (29,437)           $ 2.97
-------------------------------------------------------
Balance at December 31, 1999                  1,221,529            $12.50
-------------------------------------------------------
  Options granted                               323,200            $11.50
  Options cancelled                             (68,342)           $13.24
  Options exercised                             (22,897)           $ 4.51
-------------------------------------------------------
Balance at December 31, 2000                  1,453,490            $12.37
-------------------------------------------------------

As of December 31, 2000, the number of shares available for granting of options under the Plan were 1,323,145.

The following table summarizes information about stock options outstanding at December 31, 2000:


                                                          OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
--------------------------------------------------------------------------------------------------------------------------
                                      WEIGHTED AVERAGE       WEIGHTED AVERAGE                             WEIGHTED AVERAGE
RANGE OF                   NUMBER            REMAINING               EXERCISE              NUMBER                 EXERCISE
EXERCISE PRICES       OUTSTANDING     CONTRACTUAL LIFE                  PRICE         EXERCISABLE                    PRICE
--------------------------------------------------------------------------------------------------------------------------
$2.25 to $15.875        1,453,490            7.9 years                 $12.37             754,782                   $13.24
--------------------------------------------------------------------------------------------------------------------------

The weighted average fair market value (at grant date) per option granted was $4.33, $4.29 and $5.04, respectively, for options granted during 2000, 1999 and 1998. The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted average assumptions for the year ended December 31, 2000: risk free interest rate of 5.50%; dividend yield of 3.0%; expected option life of six years; and volatility of 42.3%. Similar assumptions for the years ended December 31, 1999 and 1998 were: risk free interest rate of 5.25% and 4.45%; dividend yield of 2.0% and 2.0%; expected option life of 6 years; and volatility of 40.3% and 33.4%, respectively.

         The Company adopted the financial disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" with respect to its stock-based incentive plans. The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its plans as allowed for under the provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for its stock-based incentive plans as the exercise price of the granted options equals the market price at the grant date. Had compensation cost for these plans been determined on the fair value at the grant date for options granted, the Company's pro forma net income for the years ended December 31, 2000, 1999 and 1998 would have been $53.0 million, $55.2 million and $44.8 million, respectively. Diluted net income per share would have been $1.24, $1.25 and $1.02 for the years ended December 31, 2000, 1999 and 1998.

         Effective January 1, 1998, the Company established the CNA Surety Corporation Non-Employee Directors Deferred Compensation Plan. Under this plan, each director who is not a full-time employee of the Company or any of its affiliates may defer all or a portion of the annual retainer fee that would otherwise be paid to such director. The deferral amount, which must be in multiples of 10% of the retainer fee, will be credited to a deferred compensation account and will be deemed invested in Common Stock Units equal to the deferred fees divided by the fair market value of CNA Surety common stock as of each quarterly meeting date. Each director will be fully vested in his or her deferred compensation amount. Aggregate common stock units outstanding as of December 31, 2000 were 27,659. Common Stock Units are convertible into CNA Surety common stock at the election of the director.

42 CNA SURETY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13.  SEGMENT INFORMATION

The Company is a leading provider of surety and fidelity bonds in the United States. According to A.M. Best, the surety and fidelity segment of the domestic property and casualty insurance industry aggregates approximately $4.1 billion in direct written premiums, comprised of approximately $3.3 billion in surety premiums and $0.8 billion in fidelity premiums.

         Surety bonds are three-party agreements in which the issuer of the bond (the surety) joins with a second party (the principal) in guaranteeing to a third party (the owner/obligee) the fulfillment of some obligation on the part of the principal. The surety is the party who guarantees fulfillment of the principal's obligation to the obligee. There are two broad types of surety products-contract surety and commercial surety bonds.

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

         Although all of its products are sold through the same independent insurance agent and broker distribution network, the Company's underwriting and management reporting are organized by the two broad types of surety products - contract surety and commercial surety, which also includes fidelity bonds and other insurance products for these purposes. These two operating segments have been aggregated into one reportable business segment for financial reporting purposes because of their similar economic and operating characteristics.

         The following tables set forth gross and net written premiums, in thousands of dollars, by product and between domestic and international risks and the respective percentage of the total for the past three years.

GROSS WRITTEN PREMIUM


FOR THE YEARS ENDED DECEMBER 31                       2000                         1999                         1998
--------------------------------------------------------------------------------------------------------------------
Contract                             $161,539         51.0%       $150,022         48.9%       $132,242         47.5%
Commercial                            128,556         40.6         130,502         42.5         121,046         43.5
Fidelity and other                     26,572          8.4          26,335          8.6          24,936          9.0
--------------------------------------------------------------------------------------------------------------------
  Total                              $316,667        100.0        $306,859        100.0        $278,224        100.0
--------------------------------------------------------------------------------------------------------------------
Domestic                             $300,079         94.8%       $286,253         93.3%       $266,998         96.0%
International                          16,588          5.2          20,606          6.7          11,226          4.0
--------------------------------------------------------------------------------------------------------------------
  Total                              $316,667        100.0        $306,859        100.0        $278,224        100.0
--------------------------------------------------------------------------------------------------------------------

NET WRITTEN PREMIUM


FOR THE YEARS ENDED DECEMBER 31                       2000                          1999                        1998
--------------------------------------------------------------------------------------------------------------------
Contract                             $150,504         49.4%       $145,616          48.7%      $127,114         47.0%
Commercial                            126,923         41.7         128,834          43.1        120,638         44.6
Fidelity and other                     27,041          8.9          24,537           8.2         22,850          8.4
--------------------------------------------------------------------------------------------------------------------
  Total                              $304,468        100.0        $298,987         100.0       $270,602        100.0
--------------------------------------------------------------------------------------------------------------------
Domestic                             $289,049         94.9%       $280,463          93.8%      $260,506         96.3%
International                          15,419          5.1          18,524           6.2         10,096          3.7
--------------------------------------------------------------------------------------------------------------------
  Total                              $304,468        100.0        $298,987         100.0       $270,602        100.0
--------------------------------------------------------------------------------------------------------------------

Approximately $63.1 million, or 19.9%, of gross written premiums were generated from national insurance brokers in 2000 with the single largest national broker production comprising $22.8 million, or 7.2%, of gross written premiums.

NOTE 14.  STATUTORY FINANCIAL DATA

CNA Surety's insurance subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by applicable insurance regulatory authorities. Prescribed statutory accounting practices

                                                           2000 ANNUAL REPORT 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

         In March of 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification"). Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, is effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The states in which CNA Surety's insurance subsidiaries conduct business will require adoption of Codification for the preparation of statutory financial statements effective January 1, 2001. The Company estimates that the adoption of Codification will increase statutory capital and surplus as of January 1, 2001 by approximately $21.9 million.

         The NAIC has promulgated Risk Based Capital ("RBC") requirements for property and casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, loss reserve adequacy and other business factors. The RBC information is used by state insurance regulators as an early warning mechanism to identify insurance companies that potentially are inadequately capitalized. In addition, the formula defines new minimum capital standards that supplement the current system of fixed minimum capital and surplus requirements on a state-by-state basis. Regulatory compliance is determined by a ratio (the "Ratio") of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Generally, a Ratio in excess of 200% of authorized control level RBC requires no corrective actions by the company or regulators. As of December 31, 2000, each of CNA Surety's insurance subsidiaries had a Ratio that was in compliance with the minimum RBC requirements.

         CNA Surety's insurance subsidiaries are subject to regulation and supervision by the various state insurance regulatory authorities in which they conduct business. Such regulation is generally designed to protect policyholders and includes such matters as maintenance of minimum statutory surplus and restrictions on the payment of dividends. Generally, statutory surplus of each insurance subsidiary in excess of a statutorily prescribed minimum is available for payment of dividends to the parent company. However, such distributions as dividends may be subject to prior regulatory approval. Without prior regulatory approval in 2001, CNA Surety's insurance subsidiaries may pay dividends of $60.2 million in the aggregate. Combined statutory surplus for the insurance subsidiaries at December 31, 2000 was $189.8 million.

NOTE 15.  RELATED PARTY TRANSACTIONS

CCC and the insurance subsidiaries of the Company have entered into various reinsurance agreements designed to protect against adverse loss experience related to the CCC Surety Operations reserves at the Merger Date, through the year 2000. The reinsurance agreements together with the Services and Indemnity Agreement, that is described below, provided for the initial transfer of the CCC Surety Operations to CNA Surety's insurance subsidiaries. The reinsurance agreements entered into at the Merger Date are: (i) the Surety Quota Share Treaty (the "Quota Share Treaty"); (ii) the Aggregate Stop Loss Reinsurance Contract (the "Stop Loss Contract"); and (iii) the Surety Excess of Loss Reinsurance Contract (the "Excess of Loss Contract").

         The Services and Indemnity Agreement provides the insurance subsidiaries with the authority to perform various administrative, management, underwriting and claim functions in order to conduct the business of the CCC Surety Operations and to be reimbursed by CCC for services rendered. In consideration for providing the foregoing services, CCC has agreed to pay the insurance subsidiaries a quarterly fee of $50,000. There was no amount due to the CNA Surety insurance subsidiaries as of December 31, 2000.

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

44 CNA SURETY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CCC and CIC paid Western Surety, net of commissions and reinsured loss payments, $88.6 million, $103.8 million and $100.8 million for the years ended December 31, 2000, 1999 and 1998. As of December 31, 2000 and 1999, CNA Surety had an insurance receivable balance from CCC and CIC of $45.0 million and $57.1 million, respectively. This balance is primarily comprised of direct premium receivables of CCC and CIC with respect to the surety business ceded to Western Surety. CNA Surety had reinsurance payables to CCC and CIC of $4.1 million and $6.9 million as of December 31, 2000 and 1999, respectively, primarily related to reinsured losses.

         Under the terms of the Quota Share Treaty, CCC has guaranteed the loss and loss adjustment expenses transferred to Western Surety by agreeing to pay Western Surety, within 30 days following the end of each calendar quarter, the amount of any adverse development on such reserves, as reestimated as of the end of such calendar quarter. There was not any adverse reserve development for the period from September 30, 1997 (date of inception) through December 31, 2000. The Quota Share Treaty has a term of five years from the Merger Date.

         The Stop Loss Contract protects the insurance subsidiaries from adverse loss experience on certain business underwritten after the Merger Date. The Stop Loss Contract between the insurance subsidiaries and CCC limits the insurance subsidiaries' prospective net loss ratios with respect to certain accounts and lines of insured business for at least three fiscal years following the Merger Date. In the event the insurance subsidiaries' accident year net loss ratio exceeds 24% in any of 1997 through 2000 on certain insured accounts (the "Loss Ratio Cap"), the Stop Loss Contract requires CCC at the end of each calendar quarter following the Merger Date, to pay to the insurance subsidiaries a dollar amount equal to (i) the amount, if any, by which their actual accident year net loss ratio exceeds the applicable Loss Ratio Cap, multiplied by (ii) the applicable net earned premiums. In consideration for the coverage provided by the Stop Loss Contract, the insurance subsidiaries will pay to CCC an annual premium of $20,000. The CNA Surety insurance subsidiaries have paid CCC all required annual premiums. As of December 31, 2000, the Company had an unpaid loss recoverable balance of approximately $7.6 million under the Stop Loss Contract.

         The Excess of Loss Contract provides the insurance subsidiaries of CNA Surety with the capacity to underwrite large surety bond exposures by providing reinsurance support from CCC. The Excess of Loss Contract provides $75 million of coverage in excess of the $55 million of coverage provided to the insurance subsidiaries by third-party reinsurers, which is in turn in excess of the $5 million of coverage per principal to be retained by the CNA Surety insurance subsidiaries. Subsequent to the Merger Date, the Company entered into a second excess of loss contract with CCC ("Second Excess of Loss Contract"). The Second Excess of Loss Contract provides additional coverage for principal losses that exceed the foregoing coverage of $75 million per principal provided by the Excess of Loss Contract, or aggregate losses per principal in excess of $135 million. The two Excess of Loss Contracts collectively provide coverage for losses discovered on surety bonds in force as of the Merger Date and for losses discovered on new and renewal business written during the term of the Excess of Loss Contracts. CCC is also obligated to act as a joint insurer, or "co-surety," for business covered by the Excess of Loss Contract when requested by the CNA Surety insurance subsidiaries. In consideration for the reinsurance coverage provided by the Excess of Loss Contracts, the insurance subsidiaries pay to CCC, on a quarterly basis, a premium equal to 1% of the net written premiums applicable to the Excess of Loss Contract, subject to a minimum premium of $20,000 and $5,000 per quarter under the Excess of Loss Contract and Second Excess of Loss Contract, respectively. There were no amounts due to CCC under the Excess of Loss Contract and Second Excess of Loss Contract as of December 31, 2000. Both Excess of Loss Contracts commenced immediately following the Merger Date and continue for a period of five years from the Merger Date.

         Effective January 1, 2001, CNA Surety renewed an Administrative Services Agreement with CCC. The agreement allows the Company to purchase and/or have access to certain services provided by CNAF. The Company will also pay CNAF a management fee for its proportionate share of administrative and overhead costs incurred in supporting the services provided pursuant to this agreement. The management fee for the year 2001 is $1,552,500 which shall be paid by CNA Surety to CNAF in equal monthly installments of $129,375 by the last day of each month. The management fee shall be increased as of January 1, the "adjustment date," of each year this Administrative Services Agreement is in force by the greater of 5% or the amount of the increase in the Consumer Price Index for All Urban Consumers for the Chicago, Illinois

                                                           2000 ANNUAL REPORT 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

area as reported by the Bureau of Labor Statistics for the 12-month period immediately preceding the adjustment date. This agreement shall be effective so long as CNAF or their affiliates or shareholders shall continue to own a majority interest in CNA Surety. This agreement may be terminated by either party upon the provision of 30 days prior notice of such termination to the other party.

         The Company was charged $5.9 million, $5.5 million and $7.5 million for the years ended December 31, 2000, 1999 and 1998, respectively, for rents and services provided under a previous Administrative Services Agreement. In addition, the Company was charged $1.9 million, $3.0 million and $2.2 million for direct costs incurred by CCC on the Company's behalf during 2000, 1999 and 1998, respectively. The Company paid CCC $7.9 million and owed $0.5 million which was reflected in other liabilities in the Company's Consolidated Balance Sheet at December 31, 2000.

         Western Surety has entered into three series of business transactions with entities in which either or both CCC or affiliates of CCC have an interest. One series involves four separate refundment guarantees for the benefit of wholly owned subsidiaries of Hellespont Shipping Corporation ("Hellespont"). Hellespont is 49 percent owned by Majestic Shipping Corporation which is a wholly owned subsidiary of Loews Corporation ("Loews"). Loews owns approximately 87 percent of the outstanding stock of CNA Financial Corporation ("CNAF"), CNAF owns approximately 64 percent of CNA Surety, and CCC is a principal operating subsidiary of CNAF. As one of several sureties participating in the surety program for Samsung Heavy Industries Co., Ltd., Seoul, Korea ("Samsung"), CCC has provided refundment guarantees for repayment of advance payments made by Hellespont or its subsidiaries on four ship building contracts between Samsung and Hellespont's subsidiaries should Samsung not perform the contracts. Loews is also a subordinated beneficiary of the guarantees. These refundment guarantees were transferred to Western Surety through the Quota Share Treaty and are covered by the Excess of Loss Contracts provided by CCC. Each guarantee is in the amount of $55.4 million, plus interest, and will terminate on acceptance of the ships by their buyers. These acceptances are currently anticipated to be made upon delivery of the ships now scheduled for December 2001, March 2002, May 2002 and September 2002, respectively. Premiums written on the first two guarantees totaled $1.29 million in 1999 and on the second two guarantees totaled $1.07 million in 2000 to Western Surety, of which 28 percent was paid to CCC as a ceding commission.

         The second series involves five separate real estate residual value insurance policies issued by R.V.I. America Insurance Company ("RVI-America") reinsured by Western Surety through the Quota Share Treaty. RVI-America is a wholly owned subsidiary of R.V.I. America Corporation which is a wholly owned subsidiary of R.V.I. Guaranty Company Ltd. of Bermuda ("RVI-Bermuda"). RVI-Bermuda is 50 percent owned by CCC. The transactions involve policies with limits totaling approximately $11.5 million. CCC is reinsuring the full extent of RVI-America's exposure on the policies. Pursuant to the Quota Share Treaty, Western Surety is, in turn, reinsuring all of CCC's exposures on the policies. Western Surety is reinsuring all of its exposure on the policies with RVI-Bermuda, a non-admitted reinsurer. The policy limits range from approximately $1.7 million to $3.0 million, with an average policy limit of approximately $2.3 million and total limits of all policies of $11.5 million. Net premium amounts to be retained in 2000 relative to these reinsurance transactions total $519,278 as follows: RVI-America, $51,928; CCC, $130,858; Western Surety, $67,298; and RVI-Bermuda, $269,194.

         Finally, Western Surety is participating in various transactions involving the issuance of bonds for certain subsidiaries of CNA UniSource of America, Inc. (collectively referred to as "CNA UniSource"). CNAF owns 95% of CNA UniSource. Western Surety, with the approval of the Board of Directors and the Audit Committee, wrote insurance program bonds guaranteeing CNA UniSource payment obligations under the April 1, 2000, Paid Loss Retro and WC Deductible Finance Agreement with CCC insurance affiliates, American Casualty Company of Reading, PA and Transportation Insurance Company. These CCC affiliates are providing certain general liability and worker's compensation insurance to CNA UniSource. In addition, CCC has issued eight professional license, mortgage broker, employer leasing, non-resident license and financial guarantee bonds for CNA UniSource to various state government obligees. Western Surety reinsures these bonds through the Quota Share Treaty. The combined penal amount of the bonds is approximately $15.8 million. CNAF has entered into an agreement with Western Surety indemnifying Western Surety from any loss arising from the issuance of bonds for CNA UniSource.

46 CNA SURETY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the results of operations of CNA Surety for the years ended December 31, 2000, 1999 and 1998.

CNA SURETY


IN THOUSANDS, EXCEPT PER SHARE AMOUNTS            FIRST QUARTER   SECOND QUARTER    THIRD QUARTER   FOURTH QUARTER
------------------------------------------------------------------------------------------------------------------
2000
Revenues                                                $82,884          $83,055          $80,930          $85,404
------------------------------------------------------------------------------------------------------------------
Income before income taxes                              $21,358          $21,590          $19,588          $18,846
Income taxes                                              7,245            7,483            6,250            6,802
------------------------------------------------------------------------------------------------------------------
Net income                                              $14,113          $14,107          $13,338          $12,044
------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per common share             $  0.33          $  0.33          $  0.31          $  0.28
------------------------------------------------------------------------------------------------------------------


1999
Revenues                                                $74,607          $75,884          $78,402          $80,512
------------------------------------------------------------------------------------------------------------------
Income before income taxes                              $19,751          $19,482          $23,322          $23,376
Income taxes                                              6,708            6,644            8,118            7,963
------------------------------------------------------------------------------------------------------------------
Net income                                              $13,043          $12,838          $15,204          $15.413
------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per common share             $  0.30          $  0.29          $  0.34          $  0.35
------------------------------------------------------------------------------------------------------------------


1998
Revenues                                                $65,534          $69,399          $75,325          $73,582
------------------------------------------------------------------------------------------------------------------
Income before income taxes                              $15,981          $17,800          $18,507          $21,470
Income taxes                                              6,166            6,643            7,025            8,409
------------------------------------------------------------------------------------------------------------------
Net income                                              $ 9,815          $11,157          $11,482          $13,061
------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per common share             $  0.23          $  0.25          $  0.26          $  0.30
------------------------------------------------------------------------------------------------------------------

                                                           2000 ANNUAL REPORT 47

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS CNA SURETY CORPORATION

We have audited the consolidated balance sheets of CNA Surety Corporation and subsidiaries, as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNA Surety Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Chicago, Illinois
February 12, 2001

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