Form 10-K405, Exhibit 13
period 2001-12-31
CNA SURETY CORP
filed 2002-03-27
CIK 1044566

                                                                      Exhibit 13

                                 POINTS OF VIEW

                             CNA SURETY CORPORATION
                               2001 ANNUAL REPORT

                                [CNA SURETY LOGO]

Surety The guarantor of the surety bond. Can be represented by surety employees, agents and brokers.

   [GRAPHIC OF THREE FIGURES REPRESTENTING "SURETY", "PRINCIPAL", "OBLIGEE"]

Principal The entity fulfilling the obligation to the obligee. Can be a commercial business, a contractor or an individual.

Obligee The party protected by the surety bond. Can be a government entity, a business or an individual.

THIS IS SURETY. Unlike a standard, two-party insurance policy, surety bonds are three-party agreements in which the issuer of the bond (surety) joins with a second party (principal) in guaranteeing to a third party (obligee) the fulfillment of an obligation on the part of the principal.

THIS IS CNA SURETY. Among the top surety companies in the industry, we are recognized for our leadership, balance and stability. Since these attributes can take on multiple dimensions, we present them on the following pages from our point of view, the point of view of our customers and the indisputable perspective of data.

                  WHEN THE STORM SWELLS, LEADERSHIP IS DEFINED

                    BY GUIDANCE: THE CONSTANCY OF A BEACON.

I don't think you can lead as a surety company without having a very large and diversified presence in the marketplace. It's the ability to control your own destiny in terms of providing a stable market and the technology services that brokers expect today.


                              [GRAPHIC BACKGROUND]


A surety company was able to put a bond application on my Intranet, allowing me to distribute it across our entire organization. The bonds were applied for online, issued and delivered the next day. This enabled me to wring the costs out of the system, and provided a level of service that simply was not available in the marketplace.

[GRAPHIC BACKGROUND]

We're all trying to be more efficient in terms of delivery. I appreciate that there are a number of surety companies in the industry today that recognize this and are trying to give us what we need.

LEADING THE INDUSTRY with value-added services, strong customer relationships and unmatched distribution has resulted in an 8.5 percent market share, making CNA Surety the third largest surety provider in the country. (According to The Surety Association of America)

             [GRAPHIC 2000 Direct Premiums Written (in thousands)]

                   IN TODAY'S TIGHTROPE BUSINESS ENVIRONMENT, balance is key to performing at a high level.

We want a surety company to spend time understanding our business, knowing that not all of our jobs are going to be profitable. From time to time we're going to ask them to be flexible and trust us, even when the situation seems a bit unusual.

                              [GRAPHIC BACKGROUND]


We want surety companies to manage their portfolios and provide balance. Obviously, a nice portfolio is one that is diversified with no concentration of risk in any single principal. We love that.

It is very important for a surety company to be spread across a number of industry segments, geographies, and economies so that they are not adversely impacted in these more turbulent times.

                              [GRAPHIC BACKGROUND]

                               BALANCED PORTFOLIO

                                   [GRAPHIC]

          Contract Bonds       Commercial Bonds        Fidelity Bonds
                54%                  38%                    8%

                    [GRAPHIC OF SMALL, MEDIUM, LARGE BONDS]

                                Large Bonds 16%

                           Small to Medium Bonds 84%

Stability comes from our cumulative sum of experience, relationships and performance.

As a broker, I've been challenged more over the past few years than ever before in terms of surety relationships. There are only a few companies showing me that they're stable and have continuity, both in terms of management, as well as in the underwriting process.

                              [GRAPHIC BACKGROUND]

What's really important to us is a surety company that has continuity. A company that shows us on a regular basis that they're stable and wiling to be there for the long term. That's an important aspect of why we've been successful over time.

                              [GRAPHIC BACKGROUND]

Surety provides a guarantee that the project's going to be completed. That guarantee is only as good as the strength of the company behind it. Given the instability and the changing landscape in the surety industry, it's critical to evaluate surety companies and make sure that they have strong ratings that speak to their ability to perform.

THE STABILITY OF CNA SURETY CAN BE MEASURED BY OUR MORE THAN 100 YEAR HISTORY IN THE MARKETPLACE AND BY OUR SOLID MANAGEMENT TEAM. OUR CHIEF EXECUTIVE OFFICER
(CEO) AND CHIEF UNDERWRITING OFFICERS (CUO) HAVE BEEN WITH THE COMPANY AN AVERAGE OF ALMOST 20 YEARS.

                             [GRAPHIC OF TIME LINE]

1870      First surety bond written in the U.S.

1897      Formation of Continental Casualty

1900      Formation of Western Surety

1967      Formation of CNA Financial

1972      Mark Vonnahme, CEO, joins CNA

1984      Formation of Universal Surety of America (USA)

1985      Sharon Sartori, CUO, Commercial, joins CNA

1986      Bill Waters, CUO, Contract, joins CNA

1987      Casey Warnecke, CUO, Contract, joins CNA

1992      Capsure Holdings acquires Western Surety

1994      Capsure Holdings acquires Universal Surety of America (USA)

1995      CNA acquires Continental Insurance

1997      CNA acquires Capsure Holdings; forms CNA Surety

DEAR FELLOW SHAREHOLDER THROUGHOUT 2001, AND PARTICULARLY IN THE FOURTH QUARTER, THE LANDSCAPE OF BUSINESS HAS CHANGED SIGNIFICANTLY. THE BANKRUPTCY FILING OF ENRON CORP., THE TRAGIC EVENTS OF 9 / 11, AND THE CONTINUED DOWNTURN OF THE NATIONAL AND GLOBAL ECONOMIES, ARE ALL FACTORS THAT HAVE MADE THIS ONE OF THE MOST CHALLENGING AND TURBULENT MARKETPLACES IN RECENT HISTORY.

ENRON'S BANKRUPTCY REPRESENTS A POTENTIAL $1 TO $2 BILLION EXPOSURE TO THE SURETY INDUSTRY. THESE EVENTS OCCURRED AT A TIME WHEN RESULTS FOR THE SURETY INDUSTRY WERE ALREADY MARGINAL DUE TO AN INCREASE IN THE FREQUENCY AND SEVERITY OF LOSSES. THE ADDITIONAL PRESSURES ARE RESULTING IN A REDUCTION IN AVAILABLE SURETY CAPACITY FOR LARGE CREDITS.

EVEN THOUGH THE EVENTS SURROUNDING 9 / 11 DID NOT HAVE A DIRECT EFFECT ON MOST SURETY OPERATIONS, THE IMPACT ON THE PROPERTY / CASUALTY INDUSTRY AND THE BROAD-BASED REINSURANCE PARTICIPATION IS CAUSING SIGNIFICANT INDIRECT FALLOUT WITHIN THE SURETY INDUSTRY. REINSURERS ARE ADJUSTING THEIR PARTICIPATION IN THE SURETY BUSINESS THROUGH MORE STRINGENT TERMS AND CONDITIONS, INCREASED PRICING AND HIGHER NET RETENTIONS BY THE PRIMARY WRITERS.

IT IS NOW MORE IMPORTANT THAN EVER TO FOCUS ON UNDERWRITING STANDARDS AND MANAGE LARGE EXPOSURES. CNA SURETY HAS ALWAYS ADHERED TO THIS POLICY. HOWEVER, FOR THE PAST 18 MONTHS, WE HAVE TAKEN AN EVEN MORE CONSERVATIVE UNDERWRITING APPROACH, PARTICULARLY IN RELATION TO LARGE ACCOUNTS.

WITHIN THIS VOLATILE ENVIRONMENT, CUSTOMERS, AGENTS AND BROKERS ARE LOOKING FOR HIGH-QUALITY SURETY ORGANIZATIONS WITH A REPUTATION FOR LEADERSHIP, BALANCE, FINANCIAL STRENGTH, AND STABILITY. THAT'S WHY THEY COME TO CNA SURETY.

20   CNA Surety Corporation

Leadership in a Changing Market THE CHANGES THAT ARE OCCURRING ARE CAUSING SURETY COMPANIES TO RETHINK THE WAY THEY DO BUSINESS. MANY OF OUR KEY COMPETITORS ARE ALTERING THEIR APPROACHES, AND SOME HAVE EVEN EXITED THE MARKETPLACE ALTOGETHER. WITH OUR WELL-BALANCED PRODUCT PORTFOLIO, WE ARE COM-MITTED TO MAINTAINING OUR LEADERSHIP POSITION IN THE MARKETS WE SERVE AND ARE WELL PREPARED FOR THE CHALLENGES THAT LIE AHEAD.

Contract OUR LEADERSHIP POSITION IN CONTRACT CONTINUES TO BE WITH THE SMALL- TO MIDDLE-MARKET CONTRACTORS WITH REVENUES UNDER $50 MILLION. APPROXIMATELY 79%
OF CNA SURETY'S 2001 CONTRACT SURETY PREMIUM RELATES TO BONDS OF $10 MILLION OR LESS. THIS DIVERSIFIED CONTRACT BASE ALLOWS US TO DISTRIBUTE OUR RISK, AND WE CONTINUE TO EXPERIENCE NEW ACCOUNT OPPORTUNITIES WITHIN THIS SEGMENT.

Commercial THE MAJORITY OF OUR COMMERCIAL BUSINESS IS IN WRITING SMALL TRANSACTIONAL BONDS THROUGH OUR RELATIONSHIPS WITH MORE THAN 35,000 AGENTS. OUR PRODUCTS THAT AUTOMATE THE ISSUANCE AND REPORTING OF BONDS BY OUR AGENTS, ALONG WITH OUR DIRECT BILL CAPABILITY, CLEARLY DIFFERENTIATE US IN THE MARKETPLACE. THESE VALUE-ADDED SERVICES AND TECHNOLOGICAL EFFICIENCIES FURTHER ENHANCE OUR LEADERSHIP POSITION IN THIS HIGHLY PROFITABLE SEGMENT. AS A RESULT, ABOUT 87% OF CNA SURETY'S 2001 NEW AND RENEWAL PREMIUM RELATES TO BONDS OF $10 MILLION OR LESS, THEREBY MINIMIZING OUR RISK WITHIN THE COMMERCIAL AREA.

Balanced Approach to Growth ALTHOUGH THE "FLIGHT TO QUALITY" CREATES AN OUTSTANDING OPPORTUNITY TO SIGNIFICANTLY GROW OUR TOP LINE, WE REMAIN FOCUSED ON PROFITABLE GROWTH. THAT'S WHY WE WILL CONTINUE TO BE SELECTIVE IN THE BUSINESS WE WRITE AND WILL ADHERE TO THE UNDERWRITING DISCIPLINE AND APPROACH THAT HAS GARNERED OUR SUCCESS TO DATE.

Contract CONTRACT SURETY REMAINED STRONG IN 2001, AND OUR BUSINESS GREW BY APPROXIMATELY 12%. MOVING INTO 2002, HOWEVER, WE ANTICIPATE A SLOWDOWN IN OVERALL CONSTRUCTION. THIS SLOWDOWN SHOULD BE OFFSET BY PRICE INCREASES THAT WE ANTICIPATE WILL AVERAGE 15% FOR THIS SEGMENT OF OUR BUSINESS. OVERALL, WE EXPECT TO SEE PREMIUM GROWTH OF ABOUT 4% TO 6% FOR THE CONTRACT BOOK. OUR FOCUS WILL CONTINUE TO BE ON OUR CORE BUSINESS OF SMALL- TO MIDDLE-MARKET CONTRACTORS WITH BONDED EXPOSURES UP TO $150 MILLION.

                                                           2001 Annual Report 21

Commercial OUR COMMERCIAL SURETY PREMIUM INCREASED BY APPROXIMATELY 7% IN 2001. WE CONTINUE TO ACTIVELY MANAGE OUR CREDIT EXPOSURE TO LARGE COMMERCIAL ACCOUNTS AND LIMIT OUR EXPOSURE TO SINGLE RISKS. OUR STRUCTURE NOW SUPPORTS NEW EXPOSURES UP TO $25 MILLION, WHICH WILL SIGNIFICANTLY REDUCE OUR RISK ON LARGE ACCOUNTS. SUBSTANTIAL PRICE INCREASES IN LARGE COMMERCIAL, COMPLEMENTED BY INCREASED VOLUME IN OUR SMALL COMMERCIAL BUSINESS, WILL ALLOW US TO CONTINUE TO GROW BOTH THE TOP AND BOTTOM LINE OF THIS SEGMENT. WE ANTICIPATE PREMIUM GROWTH OF 3% TO 5% FOR OUR COMMERCIAL LINE OF BUSINESS IN 2002.

International OUR INTERNATIONAL BUSINESS, WITH EMPHASIS IN CANADA AND WESTERN EUROPE, CONTINUES TO GROW, CONTRIBUTING APPROXIMATELY $10.9 MILLION TO GROSS WRITTEN PREMIUM. WE ARE USING THE SAME CONSERVATIVE UNDERWRITING DISCIPLINE
THAT WE ARE APPLYING DOMESTICALLY, GIVING US A GOOD SPREAD OF BUSINESS WITH LIMITED EXPOSURE TO ANY SINGLE CLIENT. OUR PARTNERSHIP WITH DEMONTFORT, A UNITED KINGDOM-BASED SURETY COMPANY, PROVIDES US WITH BOTH A PLATFORM TO PURSUE SMALL- TO MIDDLE-MARKET CONTRACTOR BUSINESS IN THE UK AND REPUBLIC OF IRELAND AND KNOWLEDGE OF THESE MARKETS THAT WILL HELP MINIMIZE OUR RISK.

Financial Stability ALTHOUGH THE WORLD, ECONOMIC AND BUSINESS CONDITIONS, AND THE SURETY INDUSTRY HAVE CHANGED DRASTICALLY IN RECENT MONTHS, CNA SURETY'S FINANCIAL STABILITY AND LEADERSHIP POSITION WITHIN THE MARKETPLACE REMAIN STRONG.

OUR PRIMARY FOCUS IS ON MAINTAINING AND BUILDING THE FINANCIAL STRENGTH OF CNA SURETY, PARTICULARLY IN TIMES OF ECONOMIC UNCERTAINTY. WE WEATHERED THIS DIFFICULT YEAR WITH A 2001 COMBINED RATIO OF 88.4% AND MAINTAINED OUR FINANCIAL RATINGS OF "A+"FROM A.M. BEST AND "A"FROM STANDARD & POOR'S. NET INCOME FOR 2001 WAS 86 CENTS PER SHARE, AS WE STRENGTHENED OUR NET LOSS RESERVES BY 20 CENTS PER SHARE, 12 CENTS OF WHICH IS RELATED TO CNA SURETY'S EXPOSURE TO ENRON CORP. AS OF DECEMBER 31, 2001, COMBINED STATUTORY SURPLUS TOTALED $227 MILLION, PROVIDING US WITH A 1.4 TO 1 NET WRITTEN PREMIUM TO SURPLUS RATIO. AT YEAR-END, SHAREHOLDERS' EQUITY WAS $388 MILLION, OR $9.08 PER SHARE.

22   CNA Surety Corporation

IN ADDITION, CNA SURETY'S BOARD OF DIRECTORS REGULARLY REVIEWS ALTERNATIVES FOR USING OUR CAPITAL,AND IN 2001, TOOK A NUMBER OF ACTIONS TO FURTHER ENHANCE SHAREHOLDER VALUE. OUR DIVIDEND WAS INCREASED TO AN ANNUAL PAYOUT OF 60 CENTS PER SHARE TO ALLOW ALL SHAREHOLDERS TO PARTICIPATE IN THE SUCCESS OF THE COMPANY. WE REDUCED OUR DEBT BY $25 MILLION TO $76 MILLION. AND WE REPURCHASED 10,000 SHARES.

FUTURE OUTLOOK OUR FOCUS IN 2002 IS THE SAME AS IT ALWAYS HAS BEEN -- ON PROFITABLE GROWTH. THAT MEANS ONLY ACCEPTING BUSINESS THAT MEETS OUR CONSERVATIVE UNDERWRITING CRITERIA. IN THE SHORT-TERM, WE ANTICIPATE AN ANNUAL PREMIUM GROWTH RATE OF 3% TO 4%. HOWEVER, OUR LONG-TERM GOAL OF A 6% TO 9% AVERAGE ANNUAL PREMIUM GROWTH RATE REMAINS INTACT.

IN ADDITION TO GROWING PROFITABLY,WE ARE LOOKING AT ALL PHASES OF OUR OPERATION TO FURTHER INCREASE EFFICIENCY AND REDUCE COSTS COMPANY-WIDE. COMBINED, THESE ACTIONS WILL ALLOW US TO CONTINUE BUILDING SHAREHOLDER VALUE -- ONE OF OUR KEY PRIORITIES. WE BELIEVE IT'S THE BEST WAY TO THANK OUR SHAREHOLDERS FOR THEIR CONTINUED SUPPORT.

WE WOULD LIKE TO THANK OUR TALENTED WORKFORCE FOR THEIR DEDICATION AND SUPPORT -- THEY ARE THE KEY TO TAKING OUR COMPANY TO THE NEXT LEVEL. THEIR EXPERIENCE COMBINED WITH THE LEADERSHIP WE OFFER IN A CHANGING MARKET, OUR BALANCED APPROACH TO GROWTH AND OUR HISTORY OF FINANCIAL STABILITY, FROM OUR POINT OF VIEW, PUTS CNA SURETY IN A STRONG POSITION FOR FUTURE SUCCESS.

SINCERELY,

/S/ PETER W. WILSON                       /S/ MARK C. VONNAHME

CHAIRMAN OF THE BOARD OF DIRECTORS        PRESIDENT AND CHIEF EXECUTIVE OFFICER

MARCH 13, 2002

                                                           2001 Annual Report 23

FINANCIAL HIGHLIGHTS

In millions, except per share data                     Years Ended December 31              2001             2000         % Change
----------------------------------------------------------------------------------------------------------------------------------
Gross written premium                                                                    $ 333.0          $ 316.7                5%
Net written premium                                                                        315.8            304.5                4
Underwriting income                                                                         37.2             64.5              (42)
Net investment income and realized investment gains                                         29.6             30.5               (3)
Pretax income                                                                               56.7             81.4              (30)
Net income                                                                                  36.9             53.6              (31)
Net income per share                                                                        0.86             1.25              (31)
Net operating income per share                                                              0.86             1.25              (31)
----------------------------------------------------------------------------------------------------------------------------------


BALANCE SHEET DATA

In millions, except per share data                                 December 31              2001             2000         % Change
----------------------------------------------------------------------------------------------------------------------------------
Invested assets and cash                                                                $  579.7         $  556.0                4%
Intangible assets                                                                          143.8            149.9               (4)
Total assets                                                                             1,061.6            950.6               12
Insurance reserves                                                                         516.2            406.6               27
Debt                                                                                        76.2            101.6              (25)
Total liabilities                                                                          673.2            576.6               17
Stockholders' equity                                                                       388.4            374.0                4
Book value per share                                                                        9.08             8.76                4
Tangible book value per share                                                               5.85             5.39                9
Debt to total capitalization                                                                  16%              21%
----------------------------------------------------------------------------------------------------------------------------------


NET WRITTEN PREMIUMS BY PRODUCT

In millions            Years Ended December 31           2001       % of Total              2000       % of Total         % Change
----------------------------------------------------------------------------------------------------------------------------------
Contract                                               $165.6               52%           $150.5               49%              10%
Commercial                                              122.8               39             126.9               42               (3)
Fidelity and other                                       27.4                9              27.1                9                1
----------------------------------------------------------------------------------------------------------------------------------
Total                                                  $315.8              100%           $304.5              100%               4%
==================================================================================================================================



MANAGEMENT'S DISCUSSION AND ANALYSIS                                25

CONSOLIDATED FINANCIAL STATEMENTS                                   39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                          43

INDEPENDENT AUDITORS' REPORT                                        62

DIRECTORS AND OFFICERS                                              63

CORPORATE INFORMATION                                               63

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS


The following is a discussion and analysis of CNA Surety Corporation ("CNA Surety" or the "Company") and its subsidiaries' operating results, liquidity and capital resources and financial condition. This discussion should be read in conjunction with the Consolidated Financial Statements of CNA Surety and notes thereto. Management believes the most significant accounting policies and related disclosures for purposes of understanding the Company's results of operations and financial condition pertain to deferred acquisition costs, reinsurance and reserves for unpaid losses and loss adjustment expenses. The Company's accounting policies related to reserves for unpaid losses and loss adjustment expenses and related estimates of reinsurance recoverables, are particularly critical to an assessment of the Company's financial results. These areas are highly subjective and require management's most complex judgments because of the need to make estimates about the effects of matters that are inherently uncertain. For these reasons, disclosure on these topics is contained herein in Item 1. Business of the Company's Form 10-K as well as in the Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and notes thereto. Refer to
Note 1, Significant Accounting Policies, and Notes 7 and 8, Reinsurance and Reserves for Losses and Loss Adjustment Expenses, respectively, for further discussion.

FORMATION OF CNA SURETY CORPORATION AND MERGER

In December 1996, CNA Financial Corporation ("CNAF") and Capsure Holdings Corp. ("Capsure") agreed to merge (the "Merger") the surety business of CNAF with Capsure's insurance subsidiaries, Western Surety Company ("Western Surety") and Universal Surety of America ("USA"), into CNA Surety Corporation ("CNA Surety" or the "Company"). CNAF, through its operating subsidiaries, writes multiple lines of property and casualty insurance, including surety business that is reinsured by Western Surety. CNAF owns approximately 64% of the outstanding common stock of CNA Surety. Loews Corporation owns approximately 89% of the outstanding common stock of CNAF. The principal operating subsidiaries of CNAF that wrote the surety line of business for their own account prior to the Merger were Continental Casualty Company and its property and casualty affiliates (collectively, "CCC") and The Continental Insurance Company and its property and casualty affiliates (collectively, "CIC"). CIC was acquired by CNAF on May 10, 1995. The combined surety operations of CCC and CIC are referred to herein as CCC Surety Operations.

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

BUSINESS

CNA Surety's insurance subsidiaries write surety and fidelity bonds in all 50 states through a combined network of approximately 35,000 independent agencies. CNA Surety's principal insurance subsidiaries are Western Surety and USA. The insurance subsidiaries write, on a direct basis or as business assumed from CCC and CIC, small fidelity and non-contract surety bonds, referred to as commercial bonds; small, medium and large contract bonds; and errors and omissions ("E&O") liability insurance. Western Surety is a licensed insurer in all 50 states, the District of Columbia and Puerto Rico. USA is licensed in 44 states and the District of Columbia. Western Surety's affiliated company, Surety Bonding Company of America ("SBCA"), is licensed in 28 states and the District of Columbia.

         The Company's corporate objective is to be the leading provider of surety and surety-related products in the United States and in select international markets and to be the surety of choice for its customers and independent agents and brokers.

         Western Surety and USA are both currently rated A+ (Superior) by A.M. Best Company, Inc. ("A.M. Best"). Through intercompany reinsurance and related agreements, CNA Surety's customers have access to CCC's broader underwriting capacity. CCC is currently rated A by A.M. Best. A.M. Best's letter ratings range from A++ (Superior) to F (In Liquidation) with A++ being highest. An A+ (Superior) rating is assigned to those companies which A.M. Best believes have achieved



                                                      2001 Annual Report      25
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

         Western Surety and USA are both currently rated A (Strong), by Standard and Poor's ("S&P"). CCC is currently rated A- by S&P. S&P's letter ratings range from AAA+ (Extremely Strong) to CC (Extremely Weak) with AAA+ being highest. An insurer rated "A" has strong financial security characteristics, but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings.

RESULTS OF OPERATIONS

Comparison of CNA Surety Actual Results for the Years Ended December 31, 2001, 2000 and 1999

The components of income for the Company for the years ended December 31, 2001, 2000 and 1999 are summarized as follows:

In thousands                          Years Ended December 31            2001              2000              1999
-----------------------------------------------------------------------------------------------------------------
Total revenues                                                       $350,471          $332,273          $309,405
=================================================================================================================
Underwriting income                                                  $ 37,197          $ 64,481          $ 71,894
Net investment income                                                  29,515            29,897            25,850
Net realized investment gains                                              46               557                15
Interest expense                                                        3,925             6,956             5,846
Non-recurring charges                                                      --               500                --
Amortization of intangible assets                                       6,097             6,097             5,982
-----------------------------------------------------------------------------------------------------------------
Income before income taxes                                             56,736            81,382            85,931
Income taxes                                                           19,828            27,780            29,433
-----------------------------------------------------------------------------------------------------------------
Net income                                                           $ 36,908          $ 53,602          $ 56,498
=================================================================================================================
Net income per share                                                 $   0.86          $   1.25          $   1.28
=================================================================================================================

Insurance Underwriting

Underwriting results for the Company for the years ended December 31, 2001, 2000 and 1999 are summarized in the following table:

In thousands                             Years Ended December 31         2001              2000              1999
-----------------------------------------------------------------------------------------------------------------

Gross written premium                                                $333,003          $316,667          $306,859
=================================================================================================================
Net written premium                                                  $315,804          $304,468          $298,987
=================================================================================================================
Net earned premium                                                   $320,910          $301,819          $283,540
Net losses and loss adjustment expenses                                80,836            55,683            44,672
Net commissions, brokerage and other                                  202,877           181,655           166,974
-----------------------------------------------------------------------------------------------------------------
Underwriting income                                                  $ 37,197          $ 64,481          $ 71,894
=================================================================================================================
Loss ratio                                                               25.2%             18.4%             15.7%
Expense ratio                                                            63.2              60.2              58.9
-----------------------------------------------------------------------------------------------------------------
Combined ratio                                                           88.4%             78.6%             74.6%
=================================================================================================================


26      CNA Surety Corporation

Premiums Written

CNA Surety primarily markets contract and commercial surety bonds. Contract surety bonds generally secure a contractor's performance and/or payment obligation with respect to a construction project. Contract surety bonds are generally required by federal, state and local governments for public works projects. The most common types include bid, performance and payment bonds. Commercial surety bonds include all surety bonds other than contract and cover obligations typically required by law or regulation. The commercial surety market includes numerous types of bonds categorized as court judicial, court fiduciary, public official, license and permit and many miscellaneous bonds that include guarantees of performance. The Company also writes fidelity bonds which cover losses arising from employee dishonesty and other insurance products.

         Gross written premiums for the years ended December 31, 2001, 2000 and 1999 are shown in the table below:

In thousands                          Years Ended December 31            2001              2000              1999
-----------------------------------------------------------------------------------------------------------------
Contract                                                             $180,588          $161,539          $150,022
Commercial                                                            125,026           128,556           130,502
Fidelity and other                                                     27,389            26,572            26,335
-----------------------------------------------------------------------------------------------------------------
                                                                     $333,003          $316,667          $306,859
=================================================================================================================

Gross written premiums for the year ended December 31, 2001 increased 5.2%, or $16.3 million, for the year ended December 31, 2001 over the comparable period in 2000. Effective January 1, 2001, the Company began recording written premium on the effective date of the bond, rather than recording on the date the bond is processed ("processed premium"). This change did not impact the recognition of net earned premium but reduced gross written premiums by $8.0 million. In addition, gross written premiums reflect a $6.0 million reduction due to the discontinuance of the CNA Reinsurance Company, Limited (London) ("CNA Re"), an affiliate of CCC, assumed international credit and surety business in 2000. Core direct gross processed premiums (gross processed premiums, excluding international reinsurance business assumed from CNA Re) increased 9.8% to $341.0 million. Gross written premiums for contract surety increased 11.8%, or $19.1 million, as compared to 2000 due to continued strength in public construction nationwide particularly highway and road, airport and school related projects. Gross written premiums for core direct commercial surety increased 2.0%, or $2.5 million, primarily due to favorable trends in the commercial segment including increased small transactional business and beneficial pricing actions within the large commercial segment offset by a $6.3 million reduction due to the foregoing change on recording written premium. Fidelity and other products increased 3.0%, or $0.8 million, to $27.4 million for the year ended December 31, 2001.

         Gross written premiums for the year ended December 31, 2000 increased 3.2%, or $9.8 million, for the year ended December 31, 2000 over the comparable period in 1999. This change in gross production reflects an estimated $5.3 million reduction associated with the mid-year decision by CNA Re to discontinue writing assumed international credit and surety business. Assumed international surety and credit business from CNA Re for the year ended December 31, 2000 decreased to $6.0 million from $11.3 million in 1999. Excluding international reinsurance business assumed from CNA Re, core direct gross written premiums increased 5.1%, or $15.1 million, for the full year of 2000. Gross written premiums for contract surety increased 7.7%, or $11.5 million, as compared to 1999 due to generally favorable economic conditions for public construction in the first half of the year. A slowing domestic economy and unfavorable weather patterns in the fourth quarter reduced construction activity in the second half of 2000. Gross written premiums for core direct commercial surety increased 2.8%, or $3.3 million, primarily due to volume growth of small commercial products, particularly license and permit bonds, and increased direct international production. Market conditions in the large commercial segment were difficult due to general economic conditions and deteriorating commercial credit markets. Fidelity and other products increased 0.9%, or $0.2 million, to $26.6 million for the year ended December 31, 2000.


                                                      2001 Annual Report      27

Net written premiums for the years ended December 31, 2001, 2000 and 1999 are shown in the table below:

In thousands                          Years Ended December 31            2001              2000              1999
-----------------------------------------------------------------------------------------------------------------
Contract                                                             $165,603          $150,504          $145,616
Commercial                                                            122,812           126,923           128,834
Fidelity and other                                                     27,389            27,041            24,537
-----------------------------------------------------------------------------------------------------------------
                                                                     $315,804          $304,468          $298,987
=================================================================================================================

Net written premiums for the year ended December 31, 2001 increased 3.7% percent, or $11.3 million, reflecting the aforementioned gross production variances and the effects of higher reinsurance costs. The reinsurance costs reflected in ceded premiums are based upon reinsurers' loss experience under the Company's surety excess of loss reinsurance contract. Due primarily to increased large losses reported to the Company's excess of loss reinsurers, ceded written premiums increased $5.0 million to $17.2 million in 2001. Net written premiums increased 10.0%, or $15.1 million, for the contract surety business. Commercial surety net written premiums, excluding international reinsurance business assumed, increased 1.6%, or $1.9 million, in 2001. The fidelity and other products increased 1.3%, or $0.3 million, for the year ended December 31, 2001.

         Net written premiums for the year ended December 31, 2000 increased 1.8% percent, or $5.5 million, reflecting the aforementioned gross production variances and the effects of higher reinsurance costs. Ceded written premiums increased $4.3 million to $12.2 million in 2000. Net written premiums increased 3.4%, or $4.9 million, for the contract surety business. Commercial surety net written premiums, excluding international reinsurance business assumed, increased 2.8%, or $3.3 million, in 2000. The fidelity and other products increased 10.2%, or $2.5 million, to $27.0 million for the year ended December 31, 2000. This increase is primarily due to the cancellation of reinsurance for other products that increased the Company's retention rate on this business from 20% to 100%.

         Since the second half of calendar year 1999, the Company has experienced an increase in claim severity in the most recent accident years, primarily with respect to large commercial risks. The increase in claim severity in more recent accident years has generally resulted in higher gross accident year loss ratios and greater losses ceded to our reinsurers under the Company's $5 million per principal excess of loss reinsurance contract. CNA Surety is paying higher costs for reinsurance as a result of this loss experience.

         Effective January 1, 2002, CNA Surety entered into a new excess of loss treaty with a group of third party reinsurers that replaces the $55 million excess of $5 million per principal coverage. The material differences between the new excess of loss reinsurance program and the Company's 2001 program are as follows. The annual aggregate coverage decreases from $115 million in 2001 to $100 million in 2002 with a sub-limit of $60 million for large commercial accounts. The minimum annual premium for the 2002 excess of loss treaty is $30.0 million compared to $17.2 million of reinsurance premiums paid in 2001. The 2002 excess of loss treaty provides the Company with coverage on a per principal basis of 90% of $40 million excess of $20 million retained by the Company. The higher net retention per principal together with other changes in reinsurance coverage associated with a new contract effective January 1, 2002 and the run-off provisions of the existing excess of loss reinsurance contract may increase the variability of the Company's future results of operations and cash flows.


28      CNA Surety Corporation

Underwriting Income

Underwriting income decreased $27.3 million, or 42.3%, to $37.2 million for the year ended December 31, 2001 compared to 2000, primarily due to adverse claim trends, particularly increased claim severity in the large commercial segment. This increased claim severity caused the Company to lower its estimates of underwriting profitability because of increased estimates of gross and net incurred losses for more recent accident years. In addition, these trends adversely impacted the cost and availability of reinsurance. Underwriting income decreased $7.4 million, or 10.3%, to $64.5 million for the year ended December 31, 2000 compared to 1999. The period to period changes in underwriting income were due to fluctuations in both the loss and expense ratios as more fully described below.

Loss Ratio

The loss ratios for the years ended December 31, 2001, 2000 and 1999 were 25.2%, 18.4% and 15.7%, respectively. The loss ratios included $4.8 million in net unfavorable loss reserve development for the year ended December 31, 2001 and $7.1 million and $13.1 million in net favorable loss reserve development for the years ended December 31, 2000 and 1999, respectively. The $4.8 million of adverse reserve development relates to prior accident years and includes approximately $1 million of adverse reserve development for the Company's discontinued insurance agent E&O product. In addition to the $4.8 million of net unfavorable loss reserve development during 2001, the 2001 loss ratio includes approximately $9.0 million in net loss reserve strengthening for the 2001 accident year that includes approximately $7.8 million pertaining to the Company's exposure to Enron Corporation. Gross incurred loss and loss adjustment expenses for the year ended December 31, 2001 reflect $77.9 million for this exposure. Excluding the impact of the net reserve development, the loss ratios would have been 23.7%, 20.8% and 20.4% for the years ended December 31, 2001, 2000 and 1999, respectively.

         The surety business assumed from CCC and CIC is subject to an aggregate stop loss reinsurance contract between CCC and the Company that limits the Company's accident year net loss ratio on this business to 24% for accident years 1997 (October 1, 1997 to December 31, 1997), 1998, 1999 and 2000. The
Company recorded an additional $16.6 million in 2001 for estimated reinsurance recoveries from CCC under this contract.

Expense Ratio

The expense ratio increased to 63.2% for the year ended December 31, 2001 as compared to 60.2% for 2000. The increase in the expense ratio for the year ended December 31, 2001 primarily reflects the impact of higher reinsurance costs and operating expenses. Operating expenses reflect higher technology related expenditures and $2.2 million of fourth quarter charges consisting primarily of asset write-offs. Net earned premiums increased 6.3% in 2001 and operating expenses increased at a higher rate of 11.7%. The Company is working to offset higher reinsurance and loss costs with premium rate actions, acquisition cost reductions and continued productivity improvements and operating efficiencies.

         The expense ratio increased slightly to 60.2% for the year ended December 31, 2000 as compared to 58.9% for 1999. The 2000 increase primarily reflects the impact of higher reinsurance costs. The increase in reinsurance costs reduced net earned premiums in 2000 by approximately $7.4 million. Absent this reduction in net earned premiums, the expense ratio in 2000 would have been approximately 58.7%. Net earned premiums increased 6.5% in 2000 and operating expenses increased at a slightly higher rate of 8.8%.

Investment Income

For the year ended December 31, 2001, net investment income was $29.5 million compared to net investment income for the years ended December 31, 2000 and 1999 of $29.9 million and $25.9 million, respectively. The annualized pretax yield was 5.3%, 5.6% and 5.2% for the years ended December 31, 2001, 2000 and 1999, respectively. The annualized after-tax yield was 4.0%, 4.3% and 4.0% for the years ended December 31, 2001, 2000 and 1999, respectively. The decrease in investment income for the year ended December 31, 2001 is attributable to the impact of lower investment yields and reduced invested assets primarily associated with increased dividend payments to shareholders and the retirement of debt. The increase in investment income for the year ended December 31, 2000 is attributable to higher average invested assets and a higher portfolio yield.


                                                      2001 Annual Report      29

Net realized investment gains were approximately $46,000, for the year ended December 31, 2001 compared to net realized investment gains of approximately $0.6 million and $15,000, for the years ended December 31, 2000 and 1999, respectively.

Analysis of Other Operations

Intangible asset-related amortization expense was $6.1 million for the year ended December 31, 2001 compared to $6.1 million and $6.0 million for the years ended December 31, 2000 and 1999, respectively. Intangible assets primarily represent goodwill and identified intangibles arising from the acquisition of Capsure. Intangible assets are generally amortized over 30 years.

         Interest expense decreased $3.0 million, or 43.6%, for the year ended December 31, 2001 compared to the same period in 2000, primarily due to lower outstanding debt levels and lower interest rates. The weighted average interest rate for the year ended December 31, 2001 was 4.4% compared to 6.6% and 5.4% for the periods ended December 31, 2000 and 1999, respectively. Interest expense for the year ended December 31, 2000 increased $1.1 million, or 19.0%, compared to the same period in 1999, primarily due to increased interest rates. Average debt outstanding was $82.8 million in 2001 compared to $101.8 million and $103.7 million in 2000 and 1999, respectively.

Income Taxes

Income tax expense was $19.8 million, $27.8 million and $29.4 million and the effective income tax rates were 35.0%, 34.1% and 34.3% for the years ended December 31, 2001, 2000 and 1999, respectively.

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

         On May 16, 2001, the CNA Surety Board of Directors increased the quarterly dividend from $0.09 to $0.15 per share beginning with the quarterly dividend payable on July 5, 2001.

         The Company believes that total invested assets, including cash and short-term investments, are sufficient in the aggregate and have suitably scheduled maturities to satisfy all policy claims and other operating liabilities, including dividend and income tax sharing payments of its insurance subsidiaries. At December 31, 2001, the carrying value of the Company's insurance subsidiaries' invested assets was comprised of $466.6 million of fixed income securities, $35.8 million of equity securities, $38.9 million of short-term investments, $5.3 million of other investments and $0.8 million of cash. At December 31, 2000, the carrying value of the Company's insurance subsidiaries' invested assets was comprised of $453.2 million of fixed income securities, $33.9 million of equity securities, $8.7 million of short-term investments, $5.1 million of other investments and $4.0 million of cash.

         Cash flow at the parent company level is derived principally from dividend and tax sharing payments from its insurance subsidiaries. The principal obligations at the parent company level are to service debt, pay operating expenses and pay dividends to stockholders. At December 31, 2001, the parent company's invested assets consisted of $5.2 million of fixed income securities and $14.7 million of short-term investments and $2.4 million of cash. At December 31, 2000, the parent company's invested assets consisted of $5.1 million of fixed income securities and $44.0 million of short-term investments and $2.0 million of cash. As of December 31, 2001 and 2000, parent company short-term investments and cash included $13.8 million and $11.9 million, respectively, of restricted cash related to premium receipt collections ultimately due to the Company's insurance subsidiaries.


30      CNA Surety Corporation

The Company's consolidated net cash flow provided by operating activities was $57.0 million, $79.2 million and $67.6 million for the years ended December
31, 2001, 2000 and 1999, respectively. The decrease in net cash flow provided by operating activities in 2001 primarily relates to higher net loss payments and increases in insurance receivables, primarily reinsurance recoverables.

         CNA Surety's bank borrowings are under a five-year unsecured revolving credit facility (the "Credit Facility") that provides for borrowings of up to $130 million. As of December 31, 2001, the Company has unused capacity under the revolver of approximately $55 million.

         The interest rate on borrowings under the Credit Facility may be fixed, at CNA Surety's option, for a period of one, two, three or six months and is based on, among other rates, the London Interbank Offered Rate ("LIBOR"), plus the applicable margin. The margin, including the facility fee, was 0.30% at December 31, 2001 and can vary based on CNA Surety's leverage ratio (debt to total capitalization) from 0.25% to 0.40%. As of December 31, 2001, the weighted average interest rate was 2.5% on the $76.2 million of outstanding borrowings. As of December 31, 2000, the weighted average interest rate was 6.9% on the $100.0 million of outstanding borrowings.

         The Credit Facility contains, among other conditions, limitations on CNA Surety with respect to the incurrence of additional indebtedness and requires the maintenance of certain financial ratios. As of December 31, 2001, the Company was in compliance with all restrictions and covenants contained in the Credit Facility agreement. The Credit Facility provides for the payment of all outstanding principal balances by September 30, 2002 with no required principal payments prior to such time. Principal prepayments, if any, and interest payments are expected to be funded primarily through dividends from CNA Surety's insurance subsidiaries.

         In 1999, CNA Surety acquired certain assets of Clark Bonding Company, Inc., a Charlotte, North Carolina, insurance agency and brokerage doing business as The Bond Exchange for $5.9 million. As part of this acquisition, the Company assumed an additional $1.9 million of debt in the form of a promissory note. The promissory note matures on July 27, 2004 and has an interest rate of 5.0%. The balance of this promissory note at December 31, 2001 was $1.2 million.

         As an insurance holding company, CNA Surety is dependent upon dividends and other permitted payments from its insurance subsidiaries to pay operating expenses, meet debt service requirements, as well as to pay cash dividends. The payment of dividends by the insurance subsidiaries is subject to varying degrees of supervision by the insurance regulatory authorities in South Dakota and Texas. In South Dakota, where Western Surety and SBCA are domiciled, insurance companies may only pay dividends from earned surplus excluding surplus arising from unrealized capital gains or revaluation of assets. In Texas, where USA is domiciled, an insurance company may only declare or pay dividends to stock-holders from the insurer's earned surplus. The insurance subsidiaries may pay dividends without obtaining prior regulatory approval only if such dividend or distribution (together with dividends or distributions made within the preceding 12-month period) is less than, as of the end of the immediately preceding year, the greater of (i) 10% of the insurer's surplus to policyholders or (ii) statutory net income. In South Dakota, net income includes net realized capital gains in an amount not to exceed 20% of net unrealized capital gains. All dividends must be reported to the appropriate insurance department prior to payment.

         The dividends that may be paid without prior regulatory approval are determined by formulas established by the applicable insurance regulations, as described above. The formulas that determine dividend capacity in the current year are dependent on, among other items, the prior year's ending statutory surplus and statutory net income. Dividend capacity for 2002 will be based on statutory surplus and income at and for the year ended December 31, 2001. Without prior regulatory approval in 2002, CNA Surety's insurance subsidiaries may pay dividends of $51.7 million in the aggregate. CNA Surety received $56.9 million in dividends from its insurance subsidiaries in 2001 and $56.5 million in 2000.

         In accordance with the provisions of intercompany tax sharing agreements between CNA Surety and its subsidiaries, the tax of each subsidiary shall be determined based upon each subsidiary's separate return liability. Intercompany tax payments are made at such times as estimated tax payments would be required by the Internal Revenue Service ("IRS"). CNA Surety received tax sharing payments from its subsidiaries of $18.2 million for the year ended December 31, 2001 and $29.1 million for the year ended through December 31, 2000.


                                                      2001 Annual Report      31

CNA Surety management believes that the Company has sufficient available resources, including capital protection against large losses provided by the Company's excess of loss reinsurance arrangements, to meet its present capital needs.

FINANCIAL CONDITION

Investment Portfolio

The following table summarizes the distribution of the Company's fixed income and equity portfolios at estimated fair values as of December 31, 2001 and 2000:

                                                                     Estimated                         Estimated
                                                                    Fair Value                        Fair Value
                                                                   December 31        Percent        December 31        Percent
                                                                          2001       of Total               2000       of Total
-------------------------------------------------------------------------------------------------------------------------------
Fixed income securities:
U.S. Treasury securities and obligations of
  U.S. Government and agencies:
    U.S. Treasury                                                     $ 25,307            5.0%          $ 19,998            4.1%
    U.S. Agencies                                                       68,952           13.6             54,383           11.0
    Collateralized mortgage obligations                                    414            0.1              1,090            0.2
Mortgage pass-through securities                                        22,396            4.4             42,014            8.5
Obligations of states and political subdivisions                       220,799           43.5            212,630           43.2
Corporate bonds                                                         72,380           14.3             60,719           12.3
Non-agency collateralized mortgage obligations                          12,625            2.5             12,257            2.5
Other asset-backed securities:
  Second mortgages/home equity loans                                    16,321            3.2             17,993            3.7
  Credit card receivables                                               10,327            2.0             10,591            2.2
  Manufactured housing                                                   7,636            1.5             12,875            2.6
  Other                                                                  1,127            0.2              1,338            0.3
Redeemable preferred stock                                              13,557            2.7             12,396            2.5
-------------------------------------------------------------------------------------------------------------------------------
  Total fixed income securities                                        471,841           93.0%           458,284           93.1%
Equity securities                                                       35,754            7.0             33,927            6.9
-------------------------------------------------------------------------------------------------------------------------------
  Total                                                               $507,595          100.0%          $492,211          100.0%
===============================================================================================================================

The Company's investment portfolio is managed to maximize after-tax investment return while minimizing credit risk with investments concentrated in high quality fixed income securities to support its insurance underwriting operations. The Company's investment policies emphasize high credit quality and diversification by industry, issue and issuer.


32      CNA Surety Corporation

The following table sets forth the ratings assigned by The Standard & Poor's Corporation ("S&P") or Moody's Investor Services, Inc. ("Moody's") of the fixed income securities portfolio of the Company as of December 31, 2001 and 2000:

In thousands                                                                          2001                                 2000
-------------------------------------------------------------------------------------------------------------------------------
Credit Rating                                                 Fair Value        % of Total         Fair Value        % of Total
-------------------------------------------------------------------------------------------------------------------------------
AAA /Aaa                                                        $305,178              64.7%          $293,756              64.1%
AA /Aa                                                            75,189              15.9             87,580              19.1
A /A                                                              56,107              11.9             40,255               8.8
BBB                                                               28,849               6.1             31,129               6.8
Not Rated                                                          6,518               1.4              5,564               1.2
-------------------------------------------------------------------------------------------------------------------------------
Total                                                           $471,841             100.0%          $458,284             100.0%
===============================================================================================================================

As of December 31, 2001 and 2000, 99% of the Company's fixed income securities were considered investment grade by S&P or Moody's and 81% and 83% were rated at least AA by those agencies for 2001 and 2000, respectively. The Company's investments in fixed income securities do not contain any industry concentration of credit risk.

         As of December 31, 2001, municipal securities of the State of Illinois, the State of Texas, the State of Ohio and the State of New York and each state's related political subdivisions each represent 7.8%, 5.0%, 3.4% and 3.1%, respectively, of the estimated fair value of the Company's fixed income portfolio. Municipal securities of each other state individually represents less than 3% of the Company's fixed income portfolio.

Market Risk

CNA Surety's investment portfolio is subject to economic losses due to adverse changes in the fair value of its financial instruments, or market risk. Interest rate risk represents the largest market risk factor affecting the Company's consolidated financial condition due to its significant level of investments in fixed income securities. Increases and decreases in prevailing interest rates generally translate into decreases and increases in the fair value of the Company's fixed income port- folio. The fair value of these interest rate sensitive instruments may also be affected by the creditworthiness of the issuer, prepayment options, relative value of alternative investments, the liquidity of the instrument, income tax considerations and general market conditions. The Company manages its exposure to interest rate risk primarily through an asset/ liability matching strategy. The Company's exposure to interest rate risk is mitigated by the relative short-term nature of its insurance and other liabilities. The targeted effective duration of the Company's investment portfolio is approximately 4.75 years consistent with the expected duration of its insurance and other liabilities.


                                                      2001 Annual Report      33

The tables below summarize the estimated effects of certain hypothetical increases and decreases in interest rates. It is assumed that the changes occur immediately and uniformly across each investment category. The hypothetical changes in market interest rates selected reflect the Company's expectations of the reasonably possible best or worst case scenarios over a one-year period. The hypothetical fair values are based upon the same prepayment assumptions that were utilized in computing fair values as of December 31, 2001. Significant variations in market interest rates could produce changes in the timing of repayments due to prepayment options available. The fair value of such instruments could be affected and therefore actual results might differ from those reflected in the following table.

                                                                                                                      Hypothetical
                                                                                                  Estimated Fair        Percentage
                                                                                  Hypothetical       Value after          Increase
                                                        Fair Value at                Change in      Hypothetical     (Decrease) in
                                                          December 31            Interest Rate         Change in     Stockholders'
In thousands                                                     2001        (bp=basis points)     Interest Rate            Equity
----------------------------------------------------------------------------------------------------------------------------------
Fixed Income Securities:
U.S. Government and government agencies
  and authorities                                            $117,069          200 bp increase          $104,826              (2.0)%
                                                                               100 bp increase           110,482              (1.1)
                                                                               100 bp decrease           121,943               0.8
                                                                               200 bp decrease           127,575               1.8


States, municipalities and political subdivisions             220,799          200 bp increase           199,339              (3.6)
                                                                               100 bp increase           209,852              (1.8)
                                                                               100 bp decrease           230,878               1.7
                                                                               200 bp decrease           241,391               3.4


Corporate bonds and all other                                 133,973          200 bp increase           123,451              (1.8)
---------------------------------------------------------------------          100 bp increase           129,044              (0.8)
                                                                               100 bp decrease           140,498               1.1
                                                                               200 bp decrease           146,771               2.1


Total fixed income securities                                $471,841          200 bp increase           427,616              (7.4)
=====================================================================          100 bp increase           449,378              (3.8)
                                                                               100 bp decrease           493,319               3.6
                                                                               200 bp decrease           515,737               7.3


34      CNA Surety Corporation

                                                                                                                      Hypothetical
                                                                                                  Estimated Fair        Percentage
                                                                                  Hypothetical       Value after          Increase
                                                        Fair Value at                Change in      Hypothetical     (Decrease) in
                                                          December 31            Interest Rate         Change in     Stockholders'
In thousands                                                     2000        (bp=basis points)     Interest Rate            Equity
----------------------------------------------------------------------------------------------------------------------------------
Fixed Income Securities:
U.S. Government and government agencies
  and authorities                                            $117,485          200 bp increase          $105,783              (2.0)%
                                                                               100 bp increase           110,697              (1.2)
                                                                               100 bp decrease           121,373               0.7
                                                                               200 bp decrease           125,534               1.4


States, municipalities and political subdivisions             212,630          200 bp increase           192,552               (3.5)
                                                                               100 bp increase           201,918               (1.9)
                                                                               100 bp decrease           223,776               1.9
                                                                               200 bp decrease           236,143               4.1


Corporate bonds and all other                                 128,169          200 bp increase           117,209              (1.9)
---------------------------------------------------------------------          100 bp increase           122,122              (1.1)
                                                                               100 bp decrease           134,368               1.1
                                                                               200 bp decrease           140,664               2.2


Total fixed income securities                                $458,284          200 bp increase           415,544              (7.4)
=====================================================================          100 bp increase           434,737              (4.1)
                                                                               100 bp decrease           479,517               3.7
                                                                               200 bp decrease           502,341               7.7

The Company is also exposed to equity price risk as a result of its investment in equity securities. Equity price risk results from changes in the level or volatility of equity prices which affect the value of equity securities. The carrying values of investments subject to equity price risk are based on quoted market prices or management's estimates of fair value as of the balance sheet dates. Market prices are subject to fluctuation and, consequently, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market price of a security may result from perceived changes in the underlying economic characteristics of the investee, the relative price of alter- native investments and general market conditions. Furthermore, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold.


                                                      2001 Annual Report      35

The table below summarizes the Company's equity price risk as of December 31, 2001 and 2000 and shows the effects of a hypothetical 25% increase and a 25% decrease in market prices as of those dates. The selected hypothetical change does not reflect what could be considered the best or worst case scenarios.

                                                                                                                      Hypothetical
                                                                                                                        Percentage
                                                                                                  Estimated Fair          Increase
                                                        Fair Value at                                Value after     (Decrease) in
                                                          December 31         Hypothetical          Hypothetical     Stockholders'
In thousands                                                     2001         Price Change      Change in Prices            Equity
----------------------------------------------------------------------------------------------------------------------------------
Equity Securities                                             $35,754         25% increase               $44,693               1.5%
                                                                              25% decrease                26,816              (1.5)

                                                                                                                      Hypothetical
                                                                                                                        Percentage
                                                                                                  Estimated Fair          Increase
                                                        Fair Value at                                Value after     (Decrease) in
                                                          December 31         Hypothetical          Hypothetical     Stockholders'
In thousands                                                     2000         Price Change      Change in Prices            Equity
----------------------------------------------------------------------------------------------------------------------------------
Equity Securities                                             $33,927         25% increase               $42,409               1.5%
                                                                              25% decrease                25,445              (1.5)

Reserves for Unpaid Losses and Loss Adjustment Expenses

CNA Surety's insurance subsidiaries employ generally accepted reserving approaches in establishing the estimated liability for unpaid losses and loss adjustment expenses that give consideration to the inherent difficulty and variability in the estimation process. In addition, CNA Surety utilizes an independent actuarial firm of national standing to conduct periodic reviews of claim procedures and loss reserving practices, and annually obtains actuarial certification as to the reasonableness of actuarial assumptions used and the sufficiency of year-end reserves for each of its principal insurance subsidiaries.

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

         The Company recorded net unfavorable loss reserve development which resulted in increases in the estimated liability of $4.8 million for the year ended December 31, 2001 and net favorable loss reserve development which resulted in reductions in the estimated liability of $7.1 million and $13.1 million for the years ended December 31, 2000 and 1999, respectively. Note 8 to the accompanying Consolidated Financial Statements presents a table of the activity in the reserves for unpaid losses and loss adjustment expenses for the Company. This table highlights the impact of revisions to the estimated liability established in prior years.


36      CNA Surety Corporation

Risk Based Capital ("RBC") and Other Regulatory Ratios

The National Association of Insurance Commissioners ("NAIC") has promulgated RBC requirements for property and casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, loss reserve adequacy, and other business factors. The RBC information is used by state insurance regulators as an early warning mechanism to identify insurance companies that potentially are inadequately capitalized. In addition, the formula defines minimum capital standards that supplement the current system of fixed minimum capital and surplus requirements on a state-by-state basis. Regulatory compliance is determined by a ratio (the "Ratio") of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Generally, a Ratio in excess of 200% of authorized control level RBC requires no corrective actions on behalf of a company or regulators. As of December 31, 2001, each of CNA Surety's insurance subsidiaries had a Ratio that was in compliance with minimum RBC requirements.

         CNA Surety's insurance subsidiaries require capital to support premium writings. In accordance with industry and regulatory guidelines, the net written premiums to surplus ratio of a property and casualty insurer generally should not exceed 3 to 1 (the terms of the Credit Facility also limit this ratio to 3 to 1 for Western Surety and USA). On December 31, 2001, the Company had a combined statutory surplus of $227.5 million. The combined statutory surplus of Western Surety and SBCA was $212.0 million and its net written premiums to surplus ratio was 1.5 to 1. USA's statutory surplus was $15.4 million and the net written premiums to surplus ratio was 0.5 to 1. On December 31, 2000, the Company had a combined statutory surplus of $189.8 million. The combined statutory surplus of Western Surety and SBCA was $172.9 million and its net written premiums to surplus ratio was 1.7 to 1. USA's statutory surplus was $16.9 million and the net written premiums to surplus ratio was 0.6 to 1. The Company believes that each insurance company's statutory surplus is sufficient to support its current and anticipated premium levels.

         The NAIC has also developed a rating system, the Insurance Regulatory Information System ("IRIS"), primarily intended to assist state insurance departments in overseeing the financial condition of all insurance companies operating within their respective states. IRIS consists of eleven key financial ratios that address various aspects of each insurer's financial condition and stability. In 2001, Western's and SBCA's IRIS ratios were within all the "usual" ranges as defined by the NAIC. USA's Two-Year Overall Operating ratio was outside of the usual range, primarily due to an increase in the loss and expense ratios. In 2000, Western's and SBCA's IRIS ratios were within all the "usual" ranges as defined by the NAIC. USA's Change in Net Writings ratio was outside of the usual range, primarily due to a decrease in assumed premium due to the discontinuation of an intercompany reinsurance agreement with Western.

Impact of Adopting Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 entitled "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 was subsequently amended by SFAS No. 137, which delayed the effective date by one year, and SFAS No. 138, which clarified four areas which were causing difficulties in implementation. SFAS No. 133 requires the recognition of all derivative financial instruments, including embedded derivative instruments, as either assets or liabilities in the balance sheet and measurement of those instruments at fair value. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the asset or liability hedged. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive income and will be recognized in the statement of income when the hedged item affects earnings. A derivative that does not qualify as a hedge will be marked to fair value through earnings. The transition adjustments resulting from adoption must be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle. The Company adopted this standard effective January 1, 2001; such adoption did not have an impact on the Company's financial position or results of operations.

         In March of 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles ("Codification"). Codification, which intends to standardize regulatory accounting and


                                                      2001 Annual Report      37
reporting to state insurance departments, became effective on January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The states in which CNA Surety's insurance subsidiaries conduct business required adoption of Codification for the preparation of statutory financial statements effective January 1, 2001. The adoption of Codification increased the Company's statutory capital and surplus as of January 1, 2001 by approximately $27.0 million.

         On April 1, 2001, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99- 20"). EITF 99-20 establishes how a transferor that retains an interest in securitized financial assets or an enterprise that purchases a beneficial interest in securitized financial assets should account for interest income and impairment. This issue did not have a significant impact on the Company's financial position or results of operations.

Impact of Accounting Pronouncements Not Yet Adopted

In June 2001, the FASB issued SFAS No. 141 and No. 142 entitled "Business Combinations" ("SFAS No. 141") and "Goodwill and Other Intangible Assets" ("SFAS No. 142"), respectively. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. The Company will adopt this standard for any future business combinations. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Any impairment loss for the excess of the carrying amount of an intangible asset over its fair value would be recognized as a charge to operations. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. The Company plans to adopt the provisions of SFAS No. 142 effective January 1, 2002. In accordance with the transition guidance provided in SFAS No. 142, the Company has completed its initial impairment tests related to other acquired intangibles and does not anticipate any asset impairment to be recorded for these intangibles. The Company plans to complete its goodwill-related impairment tests by June 30, 2002, with any resulting impairment recorded as a cumulative effect of a change in accounting principle as of January 1, 2002. The Company anticipates the adoption of SFAS No. 142 will increase the Company's reported net income as amortization of goodwill and other indefinite-lived intangible assets, currently $6.1 million annually, is expected to cease.

         In August 2001, the FASB issued SFAS No. 143 entitled "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of this standard are effective for CNA Surety beginning January 1, 2003. The Company is in the process of quantifying the impact this new standard will have on the Company's financial position or results of operations.

         In October 2001, the FASB issued SFAS No. 144 entitled "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The provisions of this statement are effective for CNA Surety beginning January 1, 2002. The Company is in the process of quantifying the impact this new standard will have on the Company's financial position or results of operations.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

The statements which are not historical facts contained in this Annual Report to Shareholders are forward-looking statements that involve risks and uncertainties, including, but not limited to, product and policy demand and market response risks, the effect of economic conditions, the impact of competitive products, policies and pricing, product and policy development, regulatory changes and conditions, rating agency policies and practices, development of claims and the effect on loss reserves, the performance of reinsurance companies under reinsurance contracts with the Company, investment portfolio developments and reaction to market conditions, the results of financing efforts, the actual closing of contemplated transactions and agreements, the effect of the Company's accounting policies and other risks detailed in the Company's Securities and Exchange Commission filings. No assurance can be given that the actual results of operations and financial condition will conform to the forward-looking statements contained herein.

38      CNA Surety Corporation

                                                     CONSOLIDATED BALANCE SHEETS

In thousands, except per share data                                                  December 31         2001                  2000
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Invested assets and cash:
  Fixed income securities, at fair value (amortized cost: $464,102 and $453,570)                  $   471,841           $   458,284
  Equity securities, at fair value (cost: $42,614 and $37,761)                                         35,754                33,927
  Short-term investments, at cost (approximates fair value)                                            53,600                52,660
  Other investments, at fair value                                                                      5,303                 5,154
  Cash                                                                                                 13,159                 5,950
-----------------------------------------------------------------------------------------------------------------------------------
    Total invested assets and cash                                                                    579,657               555,975
Deferred policy acquisition costs                                                                      89,788                91,403
Insurance receivables:
  Premiums, including $29,829 and $31,607 from affiliates                                              39,911                41,207
  Reinsurance, including $58,027 and $13,349 from affiliates                                          176,235                75,330
Intangible assets (net of accumulated amortization: $25,523 and $19,426)                              143,785               149,882
Property and equipment, at cost (less accumulated depreciation: $14,138 and $13,677)                   17,645                15,332
Prepaid reinsurance premiums                                                                            5,838                 2,532
Receivable for securities sold                                                                             --                10,406
Other assets                                                                                            8,739                 8,501
-----------------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                  $ 1,061,598           $   950,568
===================================================================================================================================

LIABILITIES
Reserves:
  Unpaid losses and loss adjustment expenses                                                      $   315,811           $   204,457
  Unearned premiums                                                                                   200,379               202,179
-----------------------------------------------------------------------------------------------------------------------------------
    Total reserves                                                                                    516,190               406,636
Debt                                                                                                   76,195               101,556
Deferred income taxes, net                                                                             19,969                19,700
Payable for securities purchased                                                                       11,406                    --
Current income taxes payable                                                                            1,822                 6,820
Reinsurance and other payables to affiliates                                                            8,923                 8,117
Other liabilities                                                                                      38,665                33,707
-----------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                             $   673,170           $   576,536
-----------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (See Note 9)

STOCKHOLDERS' EQUITY
Preferred stock, par value $.01 per share, 20,000 shares authorized;
  none issued and outstanding                                                                              --                    --
Common stock, par value $.01 per share, 100,000 shares authorized;
  44,229 shares issued and 42,780 shares outstanding at December 31, 2001
  and 44,146 shares issued and 42,702 shares outstanding at December 31, 2000                             442                   441
Additional paid-in capital                                                                            254,133               253,497
Retained earnings                                                                                     149,128               135,308
Accumulated other comprehensive income                                                                    278                   267
Treasury stock, at cost                                                                               (15,553)              (15,481)
-----------------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                                        388,428               374,032
-----------------------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                                    $ 1,061,598           $   950,568
===================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                                                      2001 Annual Report      39

CONSOLIDATED STATEMENTS OF INCOME

In thousands, except per share data                       Years Ended December 31          2001              2000              1999
-----------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Net earned premium                                                                   $320,910          $301,819          $283,540
  Net investment income                                                                  29,515            29,897            25,850
  Net realized investment gains                                                              46               557                15
-----------------------------------------------------------------------------------------------------------------------------------
    Total revenues                                                                      350,471           332,273           309,405
-----------------------------------------------------------------------------------------------------------------------------------
Expenses:
  Net losses and loss adjustment expenses                                                80,836            55,683            44,672
  Net commissions, brokerage and other underwriting                                     202,877           181,655           166,974
  Interest expense                                                                        3,925             6,956             5,846
  Non-recurring charge                                                                       --               500                --
  Amortization of intangible assets                                                       6,097             6,097             5,982
-----------------------------------------------------------------------------------------------------------------------------------
    Total expenses                                                                      293,735           250,891           223,474
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                               56,736            81,382            85,931
Income taxes                                                                             19,828            27,780            29,433
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                             $ 36,908          $ 53,602          $ 56,498
===================================================================================================================================
Earnings per share                                                                     $   0.86          $   1.25          $   1.28
===================================================================================================================================
Earnings per share, assuming dilution                                                  $   0.86          $   1.25          $   1.28
===================================================================================================================================
Weighted average shares outstanding                                                      42,744            42,898            43,974
===================================================================================================================================
Weighted average shares outstanding, assuming dilution                                   42,938            43,028            44,120
===================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.





40      CNA Surety Corporation

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                        Common Stock                         Additional
                                              Shares            Common          Paid-In    Comprehensive       Retained
In thousands                             Outstanding             Stock          Capital           Income       Earnings
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                    44,093         $     441        $ 253,215                       $  52,984
Comprehensive income:
Net income                                        --                --               --          $56,498         56,498
Other comprehensive income:
  Change in unrealized gains
    on securities (after income
    taxes), net of reclassification
    adjustment of $821                            --                --               --          (14,407)            --
-----------------------------------                                                            ---------
    Total comprehensive income                                                                 $  42,091
===================================                                                            =========
Purchase of treasury stock                    (1,117)               --               --                              --
Stock options exercised                           30                --              151                              --
Dividends paid to stockholders                    --                --               --                         (14,063)
---------------------------------------------------------------------------------------                       ---------
Balance, December 31, 1999                    43,006         $     441        $ 253,366                       $  95,419
=======================================================================================                       =========
Comprehensive income:
Net income                                        --                --               --           53,602         53,602
Other comprehensive income:
  Change in unrealized (losses)
  on securities (after income
  taxes), net of reclassification
  adjustment of $(1,263)                          --                --               --           11,417             --
-----------------------------------                                                            ---------
    Total comprehensive income                                                                 $  65,019
===================================                                                            =========
Purchase of treasury stock                      (327)               --               --                              --
Stock options exercised and other                 23                --              131                              --
Dividends paid to stockholders                    --                --               --                         (13,713)
---------------------------------------------------------------------------------------                       ---------
Balance, December 31, 2000                    42,702         $     441        $ 253,497                       $ 135,308
=======================================================================================                       =========
Comprehensive income:
Net income                                        --                --               --           36,908         36,908
Other comprehensive income:
  Change in unrealized gains
  on securities (after income
  taxes), net of reclassification
  adjustment of $(823)                            --                --               --               11             --
-----------------------------------                                                            ---------
    Total comprehensive income                                                                 $  36,919
===================================                                                            =========
Purchase of treasury stock                        --                --               --                              --
Employee Stock Purchase Program
  issuance from treasury stock                    --                --                5                              --
Stock options exercised and other                 78                 1              631                              --
Dividends paid to stockholders                    --                --               --                         (23,088)
---------------------------------------------------------------------------------------                       ---------
Balance, December 31, 2001                    42,780         $     442        $ 254,133                       $ 149,128
=======================================================================================                       =========

                                         Accumulated
                                               Other          Treasury            Total
                                       Comprehensive             Stock     Stockholders'
In thousands                           Income (Loss)         (at cost)           Equity
----------------------------------------------------------------------------------------
Balance, December 31, 1998                 $   3,257         $      --        $ 309,897
Comprehensive income:
Net income                                        --                --           56,498
Other comprehensive income:
  Change in unrealized gains
    on securities (after income
    taxes), net of reclassification
    adjustment of $821                       (14,407)               --          (14,407)
-----------------------------------
    Total comprehensive income
===================================
Purchase of treasury stock                        --           (11,772)         (11,772)
Stock options exercised                           --                --              151
Dividends paid to stockholders                    --                --          (14,063)
----------------------------------------------------------------------------------------
Balance, December 31, 1999                 $ (11,150)        $ (11,772)       $ 326,304
========================================================================================
Comprehensive income:
Net income                                        --                --           53,602
Other comprehensive income:
  Change in unrealized (losses)
  on securities (after income
  taxes), net of reclassification
  adjustment of $(1,263)                      11,417                --            11,417
-----------------------------------
    Total comprehensive income
===================================
Purchase of treasury stock                        --            (3,709)           (3,709)
Stock options exercised and other                 --                --               131
Dividends paid to stockholders                    --                --           (13,713)
----------------------------------------------------------------------------------------
Balance, December 31, 2000                 $     267         $ (15,481)        $ 374,032
========================================================================================
Comprehensive income:
Net income                                        --                --            36,908
Other comprehensive income:
  Change in unrealized gains
  on securities (after income
  taxes), net of reclassification
  adjustment of $(823)                            11                --                11
-----------------------------------
    Total comprehensive income
===================================
Purchase of treasury stock                        --              (124)             (124)
Employee Stock Purchase Program
  issuance from treasury stock                    --                52                57
Stock options exercised and other                 --                --               632
Dividends paid to stockholders                    --                --           (23,088)
----------------------------------------------------------------------------------------
Balance, December 31, 2001                 $     278         $ (15,553)        $ 388,428
========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                                                      2001 Annual Report      41

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands                                            Years Ended December 31        2001                2000                1999
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                        $  36,908           $  53,602           $  56,498
Adjustments to reconcile net income to net cash
    provided by operating activities:
  Depreciation and amortization                                                       9,614               9,291               8,414
  Accretion of bond discount, net                                                       728               1,043               2,085
  Net realized investment gains                                                         (46)               (557)                (15)
Changes in:
  Insurance receivables                                                             (99,609)            (30,557)            (21,680)
  Reserve for unearned premiums                                                      (1,800)              2,879              15,592
  Reserve for unpaid losses and loss adjustment
    expenses                                                                        111,354              46,524               7,913
  Deferred policy acquisition costs                                                   1,615              (6,479)            (10,436)
  Deferred income taxes, net                                                            181               3,078               7,506
  Reinsurance and other payables to affiliates                                          806                 888               5,320
  Other assets and liabilities                                                       (2,713)               (468)             (3,585)
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                        57,038              79,244              67,612
-----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Fixed income securities:
  Purchases                                                                        (140,857)           (133,679)           (172,746)
  Maturities                                                                         62,507              35,394              45,610
  Sales                                                                              67,370              77,788             107,243
Purchases of equity securities                                                       (6,706)            (19,587)            (24,444)
Proceeds from the sale of equity securities                                           1,617               8,525                 477
Changes in short-term investments                                                      (938)             (9,228)             14,832
Purchases of property and equipment                                                  (6,396)             (4,166)             (5,566)
Acquisition of businesses, net of cash acquired                                          --                  --              (5,900)
Changes in receivables/payables for securities
  sold/purchased                                                                     21,812             (17,894)             (1,030)
Other, net                                                                             (184)                (21)                241
-----------------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                              (1,775)            (62,868)            (41,283)
-----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from debt                                                                       --                  --               1,900
Principal payments on debt                                                          (25,361)               (344)            (13,000)
Proceeds from issuance of common stock                                                   --                  --                  --
Dividends to stockholders                                                           (23,088)            (13,713)            (14,063)
Purchase of treasury stock                                                             (124)             (3,709)            (11,772)
Other                                                                                   519                 103                  97
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                           (48,054)            (17,663)            (36,838)
===================================================================================================================================
Increase (decrease) in cash                                                           7,209              (1,287)            (10,509)
Cash at beginning of period                                                           5,950               7,237              17,746
-----------------------------------------------------------------------------------------------------------------------------------
Cash at end of period                                                             $  13,159           $   5,950           $   7,237
===================================================================================================================================
Supplemental Disclosure of Cash Flow Information:
  Cash paid during the period for:
    Interest                                                                      $   3,563           $   7,363           $   5,826
    Income taxes                                                                  $  23,750           $  24,050           $  20,600
===================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


42      CNA Surety Corporation

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.   SIGNIFICANT ACCOUNTING POLICIES

Formation of CNA  Surety Corporation and Merger

In December 1996, CNA Financial Corporation ("CNAF") and Capsure Holdings Corp. ("Capsure") agreed to merge (the "Merger") the surety business of CNAF with Capsure's insurance subsidiaries, Western Surety Company ("Western Surety") and Universal Surety of America ("USA"), into CNA Surety Corporation ("CNA Surety" or the "Company"). CNAF, through its operating subsidiaries, writes multiple lines of property and casualty insurance, including surety business that is reinsured by Western Surety. CNAF owns approximately 64% of the outstanding common stock of CNA Surety. Loews Corporation owns approximately 89% of the outstanding common stock of CNAF. The principal operating subsidiaries of CNAF that wrote the surety line of business for their own account prior to the Merger were Continental Casualty Company and its property and casualty affiliates (collectively, "CCC") and The Continental Insurance Company and its property and casualty affiliates (collectively, "CIC"). CIC was acquired by CNAF on May 10, 1995.

         Pursuant to a reorganization agreement, CCC Surety Operations and Capsure merged their respective operations at the close of business on September 30, 1997 ("Merger Date"). CNAF, through its property and casualty subsidiaries, CCC and CIC, contributed $52.25 million of capital to CNA Surety. Through reinsurance agreements, CCC and CIC ceded to Western Surety all of their net unearned premiums and loss and loss adjustment expense reserves, as of the Merger Date, and will cede to Western Surety all surety business written or renewed by CCC and CIC for a period of five years thereafter. Further, CCC and CIC have agreed to assume the obligation for any adverse development on recorded reserves for CCC and CIC as of the Merger Date, to limit the loss ratio on certain defined business written by CNA Surety through December 31, 2000 and to provide certain additional excess of loss reinsurance.

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

         The amortized cost of fixed income securities is determined based on cost and the cumulative effect of amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in investment income. For mortgage-backed and certain asset-backed securities, the Company recognizes income using the effective-yield method based on estimated cash flows. All securities transactions are recorded on the trade date. Investment gains or losses realized on the sale of securities are determined using the specific identification method. Investments with an other-than-temporary decline in value are written down to fair value, resulting in losses that are included in realized investment gains and losses.

         Short-term investments which generally include U.S. Treasury bills, corporate notes, money market funds and investment grade commercial paper equivalents, are carried at amortized cost which approximates fair value.


                                                      2001 Annual Report      43

Deferred Policy Acquisition Costs

Policy acquisition costs, consisting of commissions, premium taxes and other underwriting expenses which vary with, and are primarily related to, the production of business, net of reinsurance commissions, are deferred and amortized as a charge to income as the related premiums are earned.

Intangible Assets

The Merger of CCC Surety Operations and Capsure was accounted for, under purchase accounting, by CNA Surety as an acquisition of Capsure. Intangible assets represent goodwill and identified intangibles arising from the acquisition of Capsure and goodwill arising from the May 1995 acquisition of CIC by CNAF that was allocated to the surety business of CIC. Intangible assets arising from the Merger were $20.5 million related to the agency force, which is being amortized over 20 years, and $134.5 million for goodwill amortized over 30 years.

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

Insurance Premiums

Insurance premiums are recognized as revenue ratably over the terms of the related policies in proportion to the insurance protection provided. Premium revenues are net of amounts ceded to reinsurers. Unearned premiums represent the portion of premiums written, before ceded reinsurance which is shown as an asset, applicable to the unexpired terms of policies in force determined on a pro rata basis.

Reinsurance

The Company assumes and cedes insurance with other insurers and reinsurers to limit maximum loss, provide greater diversification of risk and minimize exposure on larger risks. Premiums and loss and loss adjustment expenses that are ceded under reinsurance arrangements reduce the respective revenues and expenses. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy and are reported as reinsurance receivables.

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


44      CNA Surety Corporation

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

Accounting Changes

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 entitled "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 was subsequently amended by SFAS No. 137, which delayed the effective date by one year, and SFAS No. 138, which clarified four areas which were causing difficulties in implementation. SFAS No. 133 requires the recognition of all derivative financial instruments, including embedded derivative instruments, as either assets or liabilities in the balance sheet and measurement of those instruments at fair value. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the asset or liability hedged. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive income and will be recognized in the statement of income when the hedged item affects earnings. A derivative that does not qualify as a hedge will be marked to fair value through earnings. The transition adjustments resulting from adoption must be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle. The Company has adopted this standard effective January 1, 2001;
such adoption did not have an impact on the Company's financial position or results of operations.

         In March of 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles ("Codification"). Codification, which intends to standardize regulatory accounting and reporting to state insurance departments, became effective on January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The states in which CNA Surety's insurance subsidiaries conduct business required adoption of Codification for the preparation of statutory financial statements effective January 1, 2001. The adoption of Codification increased the Company's statutory capital and surplus as of January 1, 2001 by approximately $27.0 million.

         On April 1, 2001, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99- 20"). EITF 99-20 establishes how a transferor that retains an interest in securitized financial assets or an enterprise that purchases a beneficial interest in securitized financial assets should account for interest income and impairment. This issue did not have a significant impact on the Company's financial position or results of operations.

         In June 2001, the FASB issued SFAS No. 141 and No. 142 entitled "Business Combinations" ("SFAS No. 141") and "Goodwill and Other Intangible Assets" ("SFAS No. 142"), respectively. SFAS No. 141 requires that the purchase method of


                                                      2001 Annual Report      45
accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. The Company will adopt this standard for any future business combinations. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Any impairment loss for the excess of the carrying amount of an intangible asset over its fair value would be recognized as a charge to operations. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. In accordance with the transition guidance provided in SFAS No. 142, the Company has completed its initial impairment tests related to other acquired intangibles and does not anticipate any asset impairment to be recorded for these intangibles. The Company plans to complete its goodwill-related impairment tests by June 30, 2002, with any resulting impairment recorded as a cumulative effect of a change in accounting principle as of January 1, 2002. The Company plans to adopt the provisions of SFAS No. 142 effective January 1, 2002. The Company anticipates the adoption of SFAS No. 142 will increase the Company's reported net income as amortization of goodwill and other indefinite-lived intangible assets, currently $6.1 million annually, is expected to cease.

         In August 2001, the FASB issued SFAS No. 143 entitled "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of this standard are effective for CNA Surety beginning January 1, 2003. The Company is in the process of quantifying the impact this new standard will have on the Company's financial position or results of operations.

         In October 2001, the FASB issued SFAS No. 144 entitled "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The provisions of this statement are effective for CNA Surety beginning January 1, 2002. The Company is in the process of quantifying the impact this new standard will have on the Company's financial position or results of operations.

Reclassifications

Certain reclassifications have been made to the 2000 and 1999 financial statements and notes to conform with the presentation in the 2001 consolidated financial statements.

NOTE 2. PROPOSED TENDER OFFER

On March 20, 2000, Continental Casualty Company ("CCC") proposed a cash tender offer to purchase the remaining common stock of CNA Surety that it and its affiliates did not own for $13.00 per share. On May 26, 2000, CCC informed CNA Surety that CCC did not intend to pursue the proposed tender offer to acquire the remaining equity interests of the Company not currently owned by CCC. The Company recorded a non-recurring charge of $0.5 million before income taxes, or $0.3 million after tax, for costs incurred with respect to the proposed tender offer by CCC.

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


46      CNA Surety Corporation

NOTE 3.   INVESTMENTS

The estimated fair value and amortized cost of fixed income and equity securities held by CNA Surety by investment category, were as follows:

                                                                       Gross         Gross
                                                    Amortized Cost   Unrealized    Unrealized      Estimated
In thousands                December 31, 2001         or Cost          Gains         Losses       Fair Value
                                                   ---------------   ----------    ----------     ----------

Fixed income securities:
U.S. Treasury securities and obligations of
    U.S. Government and agencies:
  U.S. Treasury                                       $ 24,751        $    561      $     (5)      $ 25,307
  U.S. Agencies                                         67,539           2,119          (706)        68,952
  Collateralized mortgage obligations                      411               4            (1)           414
  Mortgage pass-through securities                      22,165             231          ==           22,396
Obligations of states and political subdivisions       217,757           5,029        (1,987)       220,799
Corporate bonds                                         71,029           2,007          (656)        72,380
Non-agency collateralized mortgage obligations          12,898             132          (405)        12,625
Other asset-backed securities:
  Second mortgages/home equity loans                    15,784             537          ==           16,321
  Credit card receivables                               10,000             327          ==           10,327
  Manufactured housing                                   7,314             342           (20)         7,636
  Other                                                  1,019             108          --            1,127
Redeemable preferred stock                              13,435             122          --           13,557
                                                   ---------------   ----------    ----------     ----------
    Total fixed income securities                      464,102          11,519        (3,780)       471,841
Equity securities                                       42,614           2,620        (9,480)        35,754
                                                   ---------------   ----------    ----------     ----------
    Total                                             $506,716        $ 14,139      $(13,260)      $507,595
                                                   ===============   ==========    ==========     ==========

                                                                           Gross           Gross
                                                       Amortized Cost   Unrealized      Unrealized        Estimated
In thousands                       December 31, 2000       or Cost         Gains          Losses         Fair Value
                                                       --------------   ----------      ----------        ----------
Fixed income securities:
U.S. Treasury securities and obligations of
    U.S. Government and agencies:
  U.S. Treasury                                           $ 19,727        $    279        $     (8)        $ 19,998
  U.S. Agencies                                             52,760           1,835            (212)          54,383
  Collateralized mortgage obligations                        1,098               1              (9)           1,090
  Mortgage pass-through securities                          42,054             149            (189)          42,014
Obligations of states and political subdivisions           208,423           5,136            (929)         212,630
Corporate bonds                                             62,055             675          (2,011)          60,719
Non-agency collateralized mortgage obligations              12,319              70            (132)          12,257
Other asset-backed securities:
  Second mortgages/home equity loans                        18,043             160            (210)          17,993
  Credit card receivables                                   10,490             106              (5)          10,591
  Manufactured housing                                      12,967             143            (235)          12,875
  Other                                                      1,272              69              (3)           1,338
Redeemable preferred stock                                  12,362              89             (55)          12,396
                                                            ------              --             ----          ------
    Total fixed income securities                          453,570           8,712          (3,998)         458,284
Equity securities                                           37,761           3,562          (7,396)          33,927
                                                       --------------   ----------      ----------        ----------
    Total                                                 $491,331        $ 12,274        $(11,394)        $492,211
                                                       ==============   ==========      ==========        ==========

                                                       2001  Annual Report    47

The Company's insurance subsidiaries, as required by state law, deposit certain securities with state insurance regulatory authorities. At December 31, 2001, securities on deposit had an aggregate carrying value of $3.5 million.

      Short-term investments are generally comprised of U.S. Treasury bills, corporate notes, money market funds and investment grade commercial paper equivalents.

      The amortized cost and estimated fair value of fixed income securities, by contractual maturity, at December 31, 2001 and 2000 are shown below. Actual maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

In thousands                                                      2001                           2000
                                                       -------------------------       --------------------------
                                                       Amortized       Estimated       Amortized        Estimated
                                                          Cost         Fair Value         Cost         Fair Value
                                                       ---------       ----------      ---------       ----------
Fixed Income Securities:
Due within one year                                     $    705        $    724        $ 20,087        $ 20,104
Due after one year but within five years                  70,379          70,935          22,770          23,213
Due after five years but within ten years                141,011         145,212         114,938         117,038
Due after ten years                                      182,417         184,124         197,532         199,771
                                                       ---------       ----------      ---------       ----------
                                                         394,512         400,995         355,327         360,126
                                                       ---------       ----------      ---------       ----------
Mortgage pass-through securities, collateralized
mortgage obligations and asset-backed securities          69,590          70,846          98,243          98,158
                                                       ---------       ----------      ---------       ----------
                                                        $464,102        $471,841        $453,570        $458,284
                                                       =========       ==========      =========       ==========

Major categories of net investment income and net realized investment gains (losses) were as follows:

In thousands     Years Ended December 31   2001             2000             1999
                                         --------         --------         --------
Investment income:
  Fixed income securities                $ 26,819         $ 25,623         $ 22,593
  Equity securities                           393              372               92
  Short-term investments                    2,536            3,998            2,917
  Other                                       402              563              866
                                         --------         --------         --------
  Total investment income                  30,150           30,556           26,468
Investment expenses                          (635)            (659)            (618)
                                         --------         --------         --------
Net investment income                    $ 29,515         $ 29,897         $ 25,850
                                         --------         --------         --------
Gross realized investment gains:
  Fixed income securities                $  1,044         $    197         $    690
  Equity securities                            74            3,054                2
Gross realized investment losses:
  Fixed income securities                    (762)          (2,371)            (674)
  Equity securities                          (310)            (323)              (1)
  Other                                      --               --                 (2)
                                         --------         --------         --------
Net realized investment gain             $     46         $    557         $     15
                                         ========         ========         ========

48 CNA Surety Corporation

Net unrealized gains and losses on securities included in stockholders' equity at December 31, 2001 and 2000 was comprised- of the following:

In thousands                                     2001                                              2000
                              ------------------------------------------         ----------------------------------------
                               Gains            Losses             Net             Gains           Losses            Net
                              --------         --------         --------         --------         --------         --------
Fixed income securities       $ 11,519         $ (3,780)        $  7,739         $  8,712         $ (3,998)        $  4,714
Equity securities                2,620           (9,480)          (6,860)           3,562           (7,396)          (3,834)
Other                             --               (451)            (451)            --               (469)            (469)
                              --------         --------         --------         --------         --------         --------
                              $ 14,139         $(13,711)             428         $ 12,274         $(11,863)             411
                              --------         --------                          --------         --------
Deferred income taxes                                               (150)                                              (144)
                                                                --------                                           --------
Net unrealized gain (loss)                                      $    278                                           $    267
on securities                                                   --------                                           --------


NOTE 4. DEBT

CNA Surety has a five-year unsecured revolving credit facility that provides for borrowings of up to $130 million. As of December 31, 2001, the Company has unused capacity under the revolver of approximately $55 million. The interest rate on borrowings under the credit facility may be fixed, at CNA Surety's option, for a period of one, two, three or six months and is based on the London Interbank Offered Rate ("LIBOR") plus applicable margin. The margin, including the facility fee, varies based on CNA Surety's leverage ratio (debt to total capitalization) and ranges from 0.25% to 0.40%. The credit facility provides for the payment of all outstanding principal balances by September 30, 2002 with no required principal payments prior to such time. The balance outstanding under the credit facility at December 31, 2001 was $75.0 million.

      The credit facility contains among other conditions, limitations on CNA Surety with respect to the incurrence of additional indebtedness and requires the maintenance of certain financial ratios. As of December 31, 2001, management believes that the Company was in compliance with all restrictions or covenants contained in the credit facility agreement.

      In 1999, CNA Surety acquired certain assets of Clark Bonding Company, Inc., a Charlotte, North Carolina, insurance agency and brokerage doing business as The Bond Exchange for $5.9 million. As part of this acquisition, the Company assumed an additional $1.9 million of debt in the form of a promissory note. The promissory note matures on July 27, 2004 and has an interest rate of 5.0%. The balance of this promissory note at December 31, 2001 was $1.2 million.

      The consolidated balance sheet reflects total debt of $76.2 and $101.6 million at December 31, 2001 and 2000, respectively. The weighted average interest rate on outstanding borrowings was 2.55% and 6.86% at December 31, 2001 and 2000, respectively.

NOTE 5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes fair value information about financial instruments, whether or not recognized in the balance- sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values may be based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. Potential taxes and other transaction costs have not been considered in estimating fair value. Accordingly, the estimates presented herein are subjective in nature and are not necessarily indicative of the amounts that the Company could realize in a current market exchange. This information excludes certain financial instruments such as insurance contracts and all non-financial instruments- from fair value disclosure. Therefore, these fair value amounts cannot be aggregated to determine the underlying economic value of the Company.

2001 Annual Report 49

The carrying amounts and estimated fair values of financial instruments at December 31, 2001 and 2000 were as follows:

In thousands                                   2001                                   2000
                                   -----------------------------           -----------------------------
                                   Carrying             Estimated          Carrying           Estimated
                                     Amount            Fair Value            Amount          Fair Value
                                   --------           ----------           --------           ----------
Fixed income securities            $471,841            $471,841            $458,284            $458,284
Equity securities                    35,754              35,754              33,927              33,927
Short-term investments               53,600              53,600              52,660              52,660
Other investments                     5,303               5,303               5,154               5,154
Cash                                 13,159              13,159               5,950               5,950
Debt                                 76,195              76,195             101,556             101,556

The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

      Investments -- The estimated fair values for the fixed income securities and equity securities are based upon quoted market prices, where available. For fixed income securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.

      Cash, Short-Term Investments and Other Investments -- The carrying value for these instruments approximates their estimated fair values.

      Debt -- The estimated fair value of the Company's debt is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturity.

NOTE 6.   DEFERRED POLICY ACQUISITION COSTS AND OTHER OPERATING EXPENSES

Policy acquisition costs deferred and the related amortization of deferred policy acquisition costs were as follows:

In thousands     Years Ended December 31    2001                  2000                  1999
                                          ---------             ---------             ---------
Balance at beginning of period            $  91,403             $  84,924             $  74,488
  Costs deferred                            145,885               140,114               130,182
  Amortization                             (147,500)             (133,635)             (119,746)
                                          ---------             ---------             ---------
Balance at end of period                  $  89,788             $  91,403             $  84,924
                                          =========             =========             =========

Net commissions, brokerage and other underwriting expenses were comprised as follows:

In thousands      Years Ended December 31                               2001                2000                1999
                                                                      --------            --------            --------
Amortization of deferred policy acquisition costs                     $147,500            $133,635            $119,746
Other operating expenses                                                55,377              48,020              47,228
                                                                      --------            --------            --------
Net commissions, brokerage and other underwriting expenses            $202,877            $181,655            $166,974
                                                                      ========            ========            ========

NOTE 7.   REINSURANCE

The Company's insurance subsidiaries, in the ordinary course of business, cede reinsurance to other insurance companies- and affiliates to limit their exposure to loss. Reinsurance arrangements are used to limit maximum loss, provide greater diversification of risk and minimize exposure on larger risks. Reinsurance contracts do not ordinarily relieve the Company of its primary obligations to claimants. Therefore, a contingent liability exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. The Company evaluates the financial condition of its reinsurers, establishes allowances for uncollectible amounts and monitors concentrations of credit risk. At December 31, 2001, the Company's largest reinsurance recoverable was from CCC, an A rated company by A.M. Best Company, Inc. ("A.M. Best"), and was approximately $58.0 million. At December 31, 2001, CNA Surety's largest reinsurance receivable from a non-affiliated reinsurer was approximately $26.7 million with a company rated A++ (Superior) by A.M. Best.

50       CNA  Surety Corporation

The effect of reinsurance on premiums written and earned was as follows:

In thousands    Years Ended December 31              2001                          2000                          1999
                                         ---------------------------     ----------------------         ----------------------
                                          Written       Earned            Written       Earned           Written      Earned
                                         ---------     ---------         ---------    ---------         ---------    ---------
Direct                                   $ 127,494     $ 120,687         $ 115,100    $ 109,472         $ 108,968    $ 103,993
Assumed                                    205,509       214,206           201,567      207,178           197,891      186,939
Ceded                                      (17,199)      (13,983)          (12,199)     (14,831)           (7,872)      (7,392)
                                         ---------     ---------         ---------    ---------         ---------    ---------
Net premiums                             $ 315,804     $ 320,910         $ 304,468    $ 301,819         $ 298,987    $ 283,540
                                         =========     =========         =========    =========         =========    =========

Assumed premiums primarily include all surety business written or renewed, net of reinsurance, by CCC and CIC, and their affiliates, after the Merger Date that is reinsured by Western Surety pursuant to intercompany reinsurance and related agreements.

      The effect of reinsurance on losses and loss adjustment expenses incurred was as follows:

In thousands    Years Ended December 31                2001                  2000                   1999
                                                     ---------             ---------              ---------
Gross losses and loss adjustment expenses            $ 206,980             $ 136,004              $  63,933
Reinsurance recoveries                                (126,144)              (80,321)
Net losses and loss adjustment expenses              $  80,836             $  55,683              $  44,672

Effective January 1, 2002, CNA Surety entered into a new excess of loss treaty with a group of third party reinsurers that replaces the $55 million excess of $5 million per principal coverage. The material differences between the new excess of loss reinsurance program and the Company's 2001 program are as follows. The annual aggregate coverage decreases from $115 million in 2001 to $100 million in 2002 with a sub-limit of $60 million for large commercial accounts. The minimum annual premium for the 2002 excess of loss treaty is $30.0 million compared to $17.2 million of reinsurance premiums paid in 2001. The 2002 excess of loss treaty provides the Company with coverage on a per principal basis of 90% of $40 million excess of $20 million retained by the Company. The higher net retention per principal together with other changes in reinsurance coverage associated with a new contract effective January 1, 2002 and the run-off provisions of the existing excess of loss reinsurance contract may increase the variability of the Company's future results of operations and cash flows.

                                                           2001 Annual Report 51

NOTE 8. RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the reserves for unpaid losses and loss adjustment expenses was as follows:

In thousands                  Years Ended December 31                            2001            2000              1999
                                                                              ---------        ---------         ---------
Reserves at beginning of period:
Gross                                                                         $ 204,457        $ 157,933         $ 150,020
Ceded reinsurance                                                                70,159           20,464             7,986
                                                                              ---------        ---------         ---------
  Net reserves at beginning of period                                           134,298          137,469           142,034
                                                                              ---------        ---------         ---------
Net incurred loss and loss adjustment expenses:
  Provision for insured events of current period                                 76,024           62,776            57,757
  Increase (decrease) in provision for insured events of prior periods            4,812           (7,093)          (13,085)
                                                                              ---------        ---------         ---------
    Total net incurred                                                           80,836           55,683            44,672
                                                                              ---------        ---------         ---------
Net payments attributable to:
  Current period events                                                          20,878           23,029            16,809
  Prior period events                                                            44,763           35,825            32,428
                                                                              ---------        ---------         ---------
    Total net payments                                                           65,641           58,854            49,237
                                                                              ---------        ---------         ---------
Net reserves at end of period                                                   149,493          134,298           137,469
Ceded reinsurance at end of period                                              166,318           70,159            20,464
                                                                              ---------        ---------         ---------
    Gross reserves at end of period                                           $ 315,811        $ 204,457         $ 157,933
                                                                              ---------        ---------         ---------

The Company recorded net unfavorable loss reserve development which resulted in increases in the estimated liability of $4.8 million for the year ended December 31, 2001 and net favorable loss reserve development which resulted in reductions in the estimated liability of $7.1 million and $13.1 million for the years ended December 31, 2000 and 1999, respectively. Adverse claim trends in more recent accident years, particularly increased claim severity on large commercial accounts, have resulted in increased gross and incurred loss and loss adjustment expenses for the two years ended December 31, 2001.

 Incurred loss and loss adjustment expenses for the year ended December 31, 2001 reflect $77.9 million on a gross basis and approximately $7.8 million on a net basis (after reinsurance) for the Company's exposure to Enron Corporation.

NOTE 9.   COMMITMENTS AND CONTINGENCIES

At December 31, 2001, the future minimum commitment under operating leases was as follows: 2002 - $2.5 million; 2003 - $2.0 million; 2004 - $1.8 million, 2005
- $1.6 million and 2006 and thereafter - $6.4 million. Total rental expense for the years ended December 31, 2001, 2000 and 1999 was $4.4 million, $3.5 million and $3.4 million, respectively.

      The Company is party to various lawsuits arising in the normal course of business, some seeking material damages. The Company believes the resolution of these lawsuits will not have a material adverse effect on its financial condition or its results of operations.

52 CNA Surety Corporation

NOTE 10.   INCOME TAXES

The components of deferred income taxes as of December 31, 2001 and 2000 were as follows:

In thousands                                           2001               2000
                                                      -------            -------
Deferred tax assets related to:
  Unearned premium reserve                            $13,177            $13,975
  Unrealized loss on securities                           150                144
  Loss and loss adjustment expense reserve              3,096              2,935
  Accrued expenses                                      1,382              1,063
  Other                                                 3,340              3,340
                                                      -------            -------
    Total deferred tax assets                          21,145             21,457
                                                      -------            -------
Deferred tax liabilities related to:
  Deferred policy acquisition costs                    31,426             32,230
  Intangible assets                                     5,650              6,009
  Other                                                 4,038              2,918
                                                      -------            -------
    Total deferred tax liabilities                     41,114             41,157
                                                      -------            -------
Net deferred tax liability                            $19,969            $19,700
                                                      =======            =======

CNA  Surety and its subsidiaries file a consolidated federal income tax return.

The income tax provisions consisted of the following:

In thousands    Years Ended December 31       2001               2000               1999
                                            -------            -------            -------
Federal current                             $19,053            $23,753            $21,074
Federal deferred                                181              3,078              7,506
State                                           594                949                853
                                            -------            -------            -------
Total income tax expense                    $19,828            $27,780            $29,433
                                            =======            =======            =======

A reconciliation from the federal statutory tax rate to the effective tax rate is as follows:

In thousands           Years Ended December 31                              2001             2000              1999
                                                                           -----             ----              ----
Federal statutory rate                                                     35.0%             35.0%             35.0%
Tax exempt income deduction                                                (5.0)             (4.0)             (3.4)
Non-deductible expenses, principally amortization of goodwill               3.4               2.4               2.2
State income tax, net of federal income tax benefit                         0.7               0.8               0.6
Other                                                                       0.9              (0.1)             (0.1)
                                                                           -----             ----              ----
Total income tax expense                                                   35.0%             34.1%             34.3%
                                                                           =====             ====              ====

NOTE 11.   EMPLOYEE BENEFITS

CNA Surety sponsors a tax deferred savings plan ("401(k) plan") covering substantially all of its employees. Prior to December 31, 1999, the Company matched 70% of the participating employee's contribution up to 6% of eligible compensation (4.2% maximum matching). Effective January 1, 2000, the Company match was increased to 100% of the participating employee's contribution up to 3% of eligible compensation and 50% of the participating employee's contribution between 3% and 6% of eligible compensation (4.5% maximum matching). In addition, the Company may also make an annual discretionary profit sharing contribution to the 401(k) plan, subject to the approval of the Company's Board of Directors. The profit sharing contribution may be restricted by plan and regulatory limitations. The Company contribution, including profit sharing, to the 401(k) plan was $2.8 million, $3.3 million and $3.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

                                                           2001 Annual Report 53

Western Surety sponsors two post-retirement benefit plans covering certain employees. One plan provides medical benefits, and the other plan provides sick leave termination payments. The post-retirement health care plan is contributory and the sick leave plan is non-contributory.

      The following table sets forth the plans' combined accumulated postretirement benefit obligation at the beginning and end of the last two fiscal years:

In thousands         Fiscal Year                      2001                2000
                                                     -------             -------
Reconciliation of benefit obligation
  Benefit obligation at beginning of year            $ 6,152             $ 6,409
  Service cost                                           196                 215
  Interest cost                                          372                 368
  Plan amendment                                        (480)               (708)
  Actuarial (gain)/loss                                  346                  37
  Benefits and expenses paid                            (174)               (169)
                                                     -------             -------
  Benefit obligation at end of year                  $ 6,412             $ 6,152
                                                     =======             =======

The following table sets forth the plans' combined funded status reconciled with the amount shown in the Company's statement of financial position at December 31, 2001 and December 31, 2000.

In thousands              Fiscal Year                     2001               2000
                                                        -------             -------
Reconciliation of funded status
  Funded status                                         $(6,412)            $(6,152)
  Unrecognized transition obligation/(asset)               --                  --
  Unrecognized prior service cost                          (714)               (307)
  Unrecognized net (gain)/loss                              938                 617
                                                        -------             -------
  (Accrued)/prepaid benefit cost                        $(6,188)            $(5,842)
                                                        =======             =======

The plans' combined net periodic postretirement benefit cost for the last three fiscal years included the following components:

In thousands             Fiscal Year               2001              2000             1999
                                                  -----             -----             -----
Net periodic benefit cost
  Service cost at end of year                     $ 196             $ 215             $ 246
  Interest cost                                     372               368               351
  Expected return on assets                        --                --                --
  Prior service cost                                (72)              (30)               37
  Recognized net actuarial loss/(gain)               24                12              --
                                                  -----             -----             -----
  Net periodic benefit cost                       $ 520             $ 565             $ 634
                                                  =====             =====             =====

                                Fiscal Year                   2001               2000               1999
                                                             ------             ------             ------
Key assumptions
  Discount rate                                                 6.5%               6.5%               6.5%
  Initial health care cost trend, pre-Medicare                  7.0%               8.0%               8.0%
  Initial health care cost trend, post-Medicare                 9.0%              10.0%               8.0%
  Ultimate health care cost trend                               5.0%               5.0%               5.0%
  Year in which ultimate trend is reached                      2005               2005               2002

54       CNA  Surety Corporation

NOTE 12.   STOCKHOLDERS' EQUITY

The Company has reserved shares of its common stock for issuance to directors, officers, employees and certain advisors of the Company through incentive stock options, non-qualified stock options and stock appreciation rights ("SARs") to be granted under the CNA Surety 1997 Long-Term Equity Compensation Plan ("CNA Surety Plan"). The Company has also reserved shares of its common stock for issuance to Capsure option holders under the CNA Surety Corporation Replacement Stock Option Plan ("Replacement Plan"). The CNA Surety Plan and Replacement Plan are collectively referred to as the "Plan." The aggregate number of shares initially available for which options may be granted under the Plan is 3,000,000.

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

                                                              Weighted
                                                              Average
                                       Shares Subject       Option Price
                                         to Option           Per Share
                                       --------------       ------------
Balance at December 31, 1998               742,066             $13.34
                                           -------
Options granted                            570,200             $11.06
Options cancelled                          (61,300)            $13.83
Options exercised                          (29,437)            $ 2.97
                                           --------
Balance at December 31, 1999             1,221,529             $12.50
                                         ---------
Options granted                            323,200             $11.50
Options cancelled                          (68,342)            $13.24
Options exercised                          (22,897)            $ 4.51
                                           --------
Balance at December 31, 2000             1,453,490             $12.37
                                         ---------
Options granted                            407,886             $14.42
Options cancelled                         (120,250)            $12.32
Options exercised                          (77,839)            $ 5.93
                                           --------
Balance at December 31, 2001              1,663,287            $13.18
                                          ---------

As of December 31, 2001, the number of shares available for granting of options under the Plan was 1,035,509.

The following table summarizes information about stock options outstanding at December 31, 2001:

                                            OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
                            ----------------------------------------------------         ------------------------------

                                                   Weighted            Weighted           Weighted
                                                   Average              Average            Average
Range of                       Number             Remaining            Exercise            Number             Exercise
Exercise Prices             Outstanding        Contractual Life          Price           Exercisable           Price
                            -----------        ----------------        ---------         -----------          ---------
$2.25 to $4.75                  38,018            2.5 years            $    3.41            38,018            $    3.41
                            -----------        ----------------        ---------         -----------          ---------
$11.00 to $15.875            1,625,269            7.8 years            $   13.41           810,034            $   13.96
                            -----------        ----------------        ---------         -----------          ---------

                                                           2001 Annual Report 55

The weighted average fair market value (at grant date) per option granted was $3.72, $4.33 and $4.29 respectively, for options granted during 2001, 2000 and 1999. The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted average assumptions for the year ended December 31, 2001: risk free interest rate of 1.5%; dividend yield of 4.0%; expected option life of six years; and volatility of 38.7%. Similar assumptions for the years ended December 31, 2000 and 1999 were: risk free interest rate of 5.50% and 5.25%; dividend yield of 3.0% and 2.0%; expected option life of 6 years; and volatility of 42.3% and 40.3%, respectively.

      The Company adopted the financial disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" with respect to its stock-based incentive plans. The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its plans as allowed for under the provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for its stock-based incentive plans as the exercise price of the granted options equals the market price at the grant date. Had compensation cost for these plans been determined on the fair value at the grant date for options granted, the Company's pro forma net income for the years ended December 31, 2001, 2000 and 1999 would have been $36.4 million, $53.0 million and $55.2 million, respectively. Diluted net income per share would have been $0.85, $1.24 and $1.25 for the years ended December 31, 2001, 2000 and 1999, respectively.

      Effective January 1, 1998, the Company established the CNA Surety Corporation Non-Employee Directors Deferred Compensation Plan. Under this plan, each director who is not a full-time employee of the Company or any of its affiliates may defer all or a portion of the annual retainer fee that would otherwise be paid to such director. The deferral amount, which must be in multiples of 10% of the retainer fee, will be credited to a deferred compensation account and will be deemed invested in Common Stock Units equal to the deferred fees divided by the fair market value of CNA Surety common stock as of each quarterly meeting date. Each director will be fully vested in his or her deferred compensation amount. Aggregate common stock units outstanding as of December 31, 2001 were 33,795. Common Stock Units are convertible into CNA Surety common stock at the election of the director.

NOTE 13.   SEGMENT INFORMATION

The Company is a leading provider of surety and fidelity bonds in the United States. According to A.M. Best, the surety and fidelity segment of the domestic property and casualty insurance industry aggregated approximately $4.1 billion in direct written premiums for the year ended December 31, 2000, comprised of approximately $3.3 billion in surety premiums and $0.8 billion in fidelity premiums.

      Surety bonds are three-party agreements in which the issuer of the bond (the surety) joins with a second party (the principal) in guaranteeing to a third party (the owner/obligee) the fulfillment of some obligation on the part of the principal. The surety is the party who guarantees fulfillment of the principal's obligation to the obligee. There are two broad types of surety products -- contract surety and commercial surety bonds.

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

      Although all of its products are sold through the same independent insurance agent and broker distribution network, the Company's underwriting and management reporting are organized by the two broad types of surety products -- contract surety and commercial surety, which also includes fidelity bonds and other insurance products for these purposes. These two operating segments have been aggregated into one reportable business segment for financial reporting purposes because of their similar economic and operating characteristics.

56       CNA  Surety Corporation

The following tables set forth gross and net written premiums, in thousands of dollars, by product and between domestic and international risks and the respective percentage of the total for the past three years.

Gross Written Premium

For the Years Ended December 31                            2001                             2000                             1999
-----------------------------------------------------------------------------------------------------------------------------------
Contract                                 $180,588          54.2%          $161,539          51.0%          $150,022          48.9%
Commercial                                125,026          37.5            128,556          40.6            130,502          42.5
Fidelity and other                         27,389           8.3             26,572           8.4             26,335           8.6
-----------------------------------------------------------------------------------------------------------------------------------
     Total                               $333,003         100.0           $316,667         100.0           $306,859         100.0
-----------------------------------------------------------------------------------------------------------------------------------
Domestic                                 $322,106          96.7%          $300,079          94.8%          $286,253          93.3%
International                              10,897           3.3             16,588           5.2             20,606           6.7
-----------------------------------------------------------------------------------------------------------------------------------
     Total                               $333,003         100.0           $316,667         100.0           $306,859         100.0
-----------------------------------------------------------------------------------------------------------------------------------

Net Written Premium

For the Years Ended December 31                             2001                              2000                             1999
-----------------------------------------------------------------------------------------------------------------------------------
Contract                                 $165,603           52.4%         $150,504            49.4%          $145,616          48.7%
Commercial                                122,812           38.9           126,923            41.7            128,834          43.1
Fidelity and other                         27,389            8.7            27,041             8.9             24,537           8.2
-----------------------------------------------------------------------------------------------------------------------------------
     Total                               $315,804          100.0          $304,468           100.0           $298,987         100.0
-----------------------------------------------------------------------------------------------------------------------------------
Domestic                                 $305,483           96.7%         $289,049            94.9%          $280,463          93.8%
International                              10,321            3.3            15,419             5.1             18,524           6.2
-----------------------------------------------------------------------------------------------------------------------------------
     Total                               $315,804          100.0          $304,468           100.0           $298,987         100.0
-----------------------------------------------------------------------------------------------------------------------------------

Approximately $69.4 million, or 20.8%, of gross written premiums were generated from national insurance brokers in 2001 with the single largest national broker's production comprising $27.4 million, or 8.2%, of gross written premiums.

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

      In March of 1998, the National Association of Insurance Commissioners adopted the Codification of Statutory Accounting Principles ("Codification"). Codification, which intends to standardize regulatory accounting and reporting to state insurance departments, became effective on January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The states in which CNA Surety's insurance subsidiaries conduct business required adoption of Codification for the preparation of statutory financial statements effective January 1, 2001. The adoption of Codification increased the Company's statutory capital and surplus as of January 1, 2001 by approximately $27.0 million.

      The NAIC has promulgated Risk Based Capital ("RBC") requirements for property and casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, loss reserve adequacy and other business factors. The RBC information is used by state insurance regulators as



                                                      2001 Annual Report     57
an early warning mechanism to identify insurance companies that potentially are inadequately capitalized. In addition, the formula defines new minimum capital standards that supplement the current system of fixed minimum capital and surplus requirements on a state-by-state basis. Regulatory compliance is determined by a ratio (the "Ratio") of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Generally, a Ratio in excess of 200% of authorized control level RBC requires no corrective actions by a company or regulators. As of December 31, 2001, each of CNA Surety's insurance subsidiaries had a Ratio that was in compliance with the minimum RBC requirements.

      CNA Surety's insurance subsidiaries are subject to regulation and supervision by the various state insurance regulatory authorities in which they conduct business. Such regulation is generally designed to protect policyholders and includes such matters as maintenance of minimum statutory surplus and restrictions on the payment of dividends. Generally, statutory surplus of each insurance subsidiary in excess of a statutorily prescribed minimum is available for payment of dividends to the parent company. However, such distributions as dividends may be subject to prior regulatory approval. Without prior regulatory approval in 2002, CNA Surety's insurance subsidiaries may pay dividends of $51.5 million in the aggregate. Combined statutory surplus for the insurance subsidiaries at December 31, 2001 was $227.5 million.

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

      The Services and Indemnity Agreement provides the insurance subsidiaries with the authority to perform various administrative, management, underwriting and claim functions in order to conduct the business of the CCC Surety Operations and to be reimbursed by CCC for services rendered. In consideration for providing the foregoing services, CCC has agreed to pay the insurance subsidiaries a quarterly fee of $50,000. There was no amount due to the CNA Surety insurance subsidiaries as of December 31, 2001.

      Through the Quota Share Treaty, CCC and CIC transfer to Western Surety all surety business written or renewed by CCC and CIC after the Merger Date. CCC and CIC transfer the related liabilities of such business and pay to Western Surety an amount in cash equal to CCC's and CIC's net written premiums written on all such business, minus a quarterly ceding commission to be retained by CCC and CIC equal to $50,000 plus 28% of net written premiums written on such business. CCC and CIC paid Western Surety, net of commissions and reinsured loss payments, $77.2 million, $88.6 million and $103.8 million for the years ended December 31, 2001, 2000 and 1999. As of December 31, 2001 and 2000, CNA Surety had an insurance receivable balance from CCC and CIC of $87.9 million and $45.0 million, respectively. This balance is comprised of $29.9 million of direct premium receivables from CCC and CIC with respect to the surety business ceded to Western Surety and $58.0 million of reinsurance recoverables under stop loss and excess of loss treaties written by CCC, further described below. CNA Surety had reinsurance payables to CCC and CIC of $6.2 million and $4.1 million as of December 31, 2001 and 2000, respectively, primarily related to reinsured losses.

      Under the terms of the Quota Share Treaty,CCC has guaranteed the loss and loss adjustment expenses transferred to Western Surety by agreeing to pay Western Surety, within 30 days following the end of each calendar quarter, the amount of any adverse development on such reserves, as reestimated as of the end of such calendar quarter. There was not any adverse reserve development for the period from September 30, 1997 (date of inception) through December 31, 2001. The Quota Share Treaty has a term of five years from the Merger Date.

      The Stop Loss Contract related to accident years 1997 through 2000 was not renewed after December 31, 2000. The Stop Loss Contract protected the insurance subsidiaries from adverse loss experience on certain business underwritten after the Merger Date. The Stop Loss Contract between the insurance subsidiaries and CCC limited the insurance subsidiaries' prospective net loss ratios with respect to certain accounts and lines of insured business for three fiscal years


58       CNA  Surety Corporation
following the Merger Date. In the event the insurance subsidiaries' accident year net loss ratio exceeds 24% in any of 1997 through 2000 on certain insured accounts (the "Loss Ratio Cap"), the Stop Loss Contract requires CCC at the end of each calendar quarter following the Merger Date, to pay to the insurance subsidiaries a dollar amount equal to (i) the amount, if any, by which their actual accident year net loss ratio exceeds the applicable Loss Ratio Cap, multiplied by (ii) the applicable net earned premiums. In consideration for the coverage provided by the Stop Loss Contract, the insurance subsidiaries paid to CCC an annual premium of $20,000. The CNA Surety insurance subsidiaries have paid CCC all required annual premiums. As of December 31, 2001, the Company had an unpaid loss recoverable balance of approximately $24.1 million under the Stop Loss Contract of which $16.6 million has been billed.

     The Excess of Loss Contract provides the insurance subsidiaries of CNA Surety with the capacity to underwrite large surety bond exposures by providing reinsurance support from CCC. The Excess of Loss Contract provides $75 million of coverage in excess of the $55 million of coverage provided to the insurance subsidiaries by third party reinsurers, which is in turn in excess of the $5 million of coverage per principal to be retained by the CNA Surety insurance subsidiaries. Subsequent to the Merger Date, the Company entered into a second excess of loss contract with CCC ("Second Excess of Loss Contract"). The Second Excess of Loss Contract provides additional coverage for principal losses that exceed the foregoing coverage of $75 million per principal provided by the Excess of Loss Contract, or aggregate losses per principal in excess of $135 million. The two Excess of Loss Contracts collectively provide coverage for losses discovered on surety bonds in force as of the Merger Date and for losses discovered on new and renewal business written during the term of the Excess of Loss Contracts. CCC is also obligated to act as a joint insurer, or "co-surety," for business covered by the Excess of Loss Contract when requested by the CNA Surety insurance subsidiaries. In consideration for the reinsurance coverage provided by the Excess of Loss Contracts, the insurance subsidiaries pay to CCC, on a quarterly basis, a premium equal to 1% of the net written premiums applicable to the Excess of Loss Contract, subject to a minimum premium of $20,000 and $5,000 per quarter under the Excess of Loss Contract and Second Excess of Loss Contract, respectively. There were no amounts due to CCC under the Excess of Loss Contract and Second Excess of Loss Contract as of December 31, 2001. As of December 31, 2001, the Company had recorded approximately $17.9 million of reinsurance recoverable under the First Excess of Loss Contract. Both Excess of Loss Contracts commenced immediately following the Merger Date and continue for a period of five years from the Merger Date on until September 30, 2002. CCC has advised the Company that it is unlikely that CCC will renew the Excess of Loss Contract and Second Excess of Loss Contract on the same terms and conditions. The Company will request CCC and other interested reinsurance providers to submit proposals indicating the commercial terms and conditions under which they would provide replacement excess of loss protection. The Company anticipates that sufficient high layer excess of loss protection will be made available to support its large account business, but the cost and structure of this support may change.

      Effective January 1, 2001, CNA Surety renewed an Administrative Services Agreement with CCC. The agreement allows the Company to purchase and/or have access to certain services provided by CNAF. The Company will also pay CNAF a management fee for its proportionate share of administrative and overhead costs incurred in supporting the services provided pursuant to this agreement. The management fee for the year 2002 is $1,630,125 which shall be paid by CNA Surety to CNAF in equal monthly installments of $135,844 by the last day of each month. The management fee shall be increased as of January 1, the "adjustment date," of each year this Administrative Services Agreement is in force by the greater of 5% or the amount of the increase in the Consumer Price Index for All Urban Consumers for the Chicago, Illinois area as reported by the Bureau of Labor Statistics for the 12-month period immediately preceding the adjustment date. This agreement shall be effective so long as CNAF or their affiliates or shareholders shall continue to own a majority interest in CNA Surety. This agreement may be terminated by either party upon the provision of 30 days prior notice of such termination to the other party.

     The Company was charged $5.7 million, $5.9 million and$5.5 million for the years ended December 31, 2001, 2000 and 1999, respectively, for rents and services provided under a previous Administrative Services Agreement. In addition, the Company was charged $2.1 million, $1.9 million and $3.0 million for direct costs incurred by CCC on the Company's behalf during 2001, 2000 and 1999, respectively. The Company paid CCC $7.8 million and owed $0.5 million which was reflected in other liabilities in the Company's consolidated balance sheet at December 31, 2001.


                                                  2001  Annual Report         59

     Western Surety has entered into three series of business transactions with entities in which either or both CCC or affiliates of CCC have an interest. One series involves four separate refundment guarantees for the benefit of wholly owned subsidiaries of Hellespont Shipping Corporation ("Hellespont"). Hellespont is 49 percent owned by Majestic Shipping Corporation which is a wholly owned subsidiary of Loews Corporation ("Loews"). Loews owns approximately 89 percent of the outstanding stock of CNA Financial Corporation ("CNAF"), CNAF owns approximately 64 percent of CNA Surety, and CCC is a principal operating subsidiary of CNAF. As one of several sureties participating in the surety program for Samsung Heavy Industries Co., Ltd., Seoul, Korea ("Samsung"), CCC has provided refundment guarantees for repayment of advance payments made by Hellespont or its subsidiaries on four ship building contracts between Samsung and Hellespont's subsidiaries should Samsung not perform on the contracts. Loews is also a subordinated beneficiary of the guarantees. These refundment guarantees were transferred to Western Surety through the Quota Share Treaty and are covered by the Excess of Loss Contracts provided by CCC. Each guarantee is in the amount of $55.4 million, plus interest, and will terminate on acceptance of the ships by their buyers. One ship was delivered and accepted as anticipated in 2001. These remaining acceptances are currently anticipated to be made upon delivery of the ships now scheduled for March 2002, May 2002 and September 2002, respectively. In 2001 all four contracts were novated to an unrelated third party, the National Shipping Company of Saudi Arabia. Premiums written on the first two guarantees totaled $1.3 million in 1999 and on the second two guarantees totaled $1.1 million in 2000 to Western Surety, of which 28 percent was paid to CCC as a ceding commission.

     The second series involves five separate real estate residual value insurance policies issued by R.V.I. America Insurance Company ("RVI-America") and reinsured by Western Surety through the Quota Share Treaty. RVI-America is a wholly owned subsidiary of R.V.I. America Corporation which is a wholly owned subsidiary of R.V.I. Guaranty Company Ltd. of Bermuda ("RVI-Bermuda"). RVI-Bermuda is 50 percent owned by CCC. The transactions involve policies with limits totaling approximately $11.5 million. CCC is reinsuring the full extent of RVI-America's exposure on the policies. Pursuant to the Quota Share Treaty, Western Surety is, in turn, reinsuring all of CCC's exposures on the policies. Western Surety is reinsuring all of its exposure on the policies with RVI-Bermuda, a non-admitted reinsurer. The policy limits range from approximately $1.7 million to $3.0 million, with an average policy limit of approximately $2.3 million and total limits of all policies of $11.5 million. Net premium amounts retained in 2000 relative to these reinsurance transactions total $519,278 as follows: RVI-America, $51,928; CCC, $130,858; Western
Surety, $67,298; and RVI-Bermuda, $269,194.

      Finally, Western Surety is participating in various transactions involving the issuance of bonds for certain subsidiaries of CNA UniSource of America, Inc. (collectively referred to as "CNA UniSource"). CNAF owns 100% of CNA UniSource. Western Surety, with the approval of the CNA Surety Board of Directors and the Audit Committee, wrote insurance program bonds guaranteeing CNA UniSource payment obligations under the April 1, 2000, Paid Loss Retro and WC Deductible Finance Agreement with CCC insurance affiliates, American Casualty Company of Reading, PA and Transportation Insurance Company. These CCC affiliates are providing certain general liability and worker's compensation insurance to CNA UniSource. In addition, CCC has issued eight professional license, mortgage broker, employer leasing, nonresident license and financial guarantee bonds for CNA UniSource to various state government obligees. Western Surety reinsures these bonds through the Quota Share Treaty. The combined penal amount of the bonds is $15.8 million. CNAF has entered into an agreement with Western Surety indemnifying Western Surety from any loss arising from the issuance of bonds for CNA UniSource.



60       CNA  Surety Corporation

NOTE 16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the results of operations of CNA Surety for the years ended December 31, 2001, 2000 and 1999.

CNA  Surety

                                                                     First           Second              Third               Fourth
In thousands, except per share amounts                              Quarter          Quarter             Quarter            Quarter
------------------------------------------------------------------------------------------------------------------------------------
2001
Revenues                                                            $84,455            $86,522            $89,386            $90,108
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                          $18,420            $19,044            $18,242            $ 1,030
Income taxes                                                          6,476              6,701              6,228                423
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                          $11,944            $12,343            $12,014            $   607
------------------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per common share                         $  0.28            $  0.29            $  0.28            $  0.01
------------------------------------------------------------------------------------------------------------------------------------

2000
Revenues                                                            $82,884            $83,055            $80,930            $85,404
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                          $21,358            $21,590            $19,588            $18,846
Income taxes                                                          7,245              7,483              6,250              6,802
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                          $14,113            $14,107            $13,338            $12,044
------------------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per common share                         $  0.33            $  0.33            $  0.31            $  0.28
------------------------------------------------------------------------------------------------------------------------------------

1999
Revenues                                                            $74,607            $75,884            $78,402            $80,512
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                          $19,751            $19,482            $23,322            $23,376
Income taxes                                                          6,708              6,644              8,118              7,963
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                          $13,043            $12,838            $15,204            $15.413
------------------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per common share                         $  0.30            $  0.29            $  0.34            $  0.35
------------------------------------------------------------------------------------------------------------------------------------


                                                    2001  Annual Report       61

INDEPENDENT AUDITORS' REPORT





TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CNA SURETY CORPORATION

We have audited the accompanying consolidated balance sheets of CNA Surety Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.




/s/ Deloitte & Touche LLP


Deloitte & Touche LLP
Chicago, Illinois
February 11, 2002





62       CNA  Surety Corporation

Directors                          Executive Officers

GIORGIO BALZER                     MICHAEL A. DOUGHERTY               ANNUAL MEETING
Business Men's Assurance           Senior Vice President,             Tuesday, May 21, 2002
Company of America                 Field Management                   9:00am CDT
                                   and Marketing                      CNA Plaza
PHILIP H. BRITT                                                       333 South Wabash
Bank One N.A.                      JOHN S. HENEGHAN                   13th Floor South
Retired                            Senior Vice President,             Chicago, Illinois 60685
                                   Chief Financial Officer
ROBERT V. DEUTSCH                  and Treasurer                      INVESTOR SERVICES
CNA                                                                   Questions regarding security
                                   DAVID F. PAUL                      ownership should be directed
EDWARD DUNLOP                      Senior Vice President,             to the Company's Finance
The Chubb Corp.                    International and                  Department. Write to the
Retired                            Strategic Underwriting             corporate office address or call
                                                                      312.822.1908. To request printed
MELVIN GRAY                        THOMAS A. POTTLE                   information, including the most
Graycor, Inc.                      Senior Vice President              recent Form 10-K, please call the
                                   and Chief Operations Officer       Company's information request
ROY E. POSNER                                                         line at 800.262.9740. Please
Loews Corporation                  ENID TANENHAUS                     send change of address notices
Retired                            Vice President,                    directly to the transfer agent.
                                   General Counsel
ADRIAN M. TOCKLIN                  and Secretary
CNA                                                                   TRANSFER AGENT
Retired                            MARK C. VONNAHME                   To keep securities information up
                                   President and                      to date, please advise the transfer
MARK C. VONNAHME                   Chief Executive Officer            agent of your new address or
CNA Surety Corporation                                                change of name. Write or call
                                                                      them directly at:
PETER W. WILSON                    Corporate Information
CNA
                                                                      EquiServe Trust Company, N.A.
                                   CORPORATE OFFICES                  P.O. Box 43010
                                   CNA Plaza                          Providence, Rhode Island
                                   Chicago, Illinois 60685            02940-3010
                                   www.cnasurety.com                  800.736.3001
                                                                      www.equiserve.com
                                   INDEPENDENT ACCOUNTANTS
                                   AND AUDITORS
                                   Deloitte &  Touche LLP





                                                                     [SUR LOGO]

                               [LOGO CNA SURETY]
















                                                                      1686-AR-02